Form 10-K, Exhibit 13
period 1994-01-29
DILLARD DEPARTMENT STORES INC
filed 1994-04-29
CIK 28917





Table of Selected Financial Data
Dillard Department Stores, Inc. And Subsidiaries

(In thousands of dollars, except per share data)

                                          1993        1992        1991        1990       1989*        1988
Net Sales                           $5,130,648  $4,713,987  $4,036,392  $3,605,518  $3,049,062  $2,558,395
  Percent Increase                           9%         17%         12%         18%         19%         16%
Cost of Sales                        3,306,757   3,043,438   2,565,904   2,287,891   1,926,971   1,636,861
  Percent of Sales                        64.4%       64.5%       63.6%       63.5%       63.2%       64.0%
Interest and Debt Expense              130,915     121,940     109,386      97,032      91,836      80,979
Income Before Taxes                    399,534     375,330     322,157     280,778     227,892     172,529
Income Taxes                           158,400     138,900     116,000      98,000      79,800      58,700
Net Income                             241,134     236,430     206,157     182,778     148,092     113,829
Per Common Share **
  Income                                  2.14        2.11        1.84        1.67        1.45        1.18
  Dividends                               0.08        0.08        0.07        0.07        0.06        0.05
  Book Value                             18.42       16.28       14.19       12.31       10.23        7.80
Average Number of Shares
  Outstanding  **                  112,808,262 112,292,575 111,832,758 109,351,914 101,890,272  96,655,737

Accounts Receivable - Total          1,111,744   1,106,010   1,004,496     932,544     759,803     654,333
Merchandise Inventories              1,299,944   1,178,562   1,052,683     889,333     716,054     527,931
Property and Equipment               1,892,054   1,662,181   1,318,027   1,066,562     897,847     787,210
Total Assets                         4,430,274   4,107,114   3,498,506   3,007,979   2,496,277   2,067,517

Long-term Debt                       1,238,293   1,381,676   1,008,967     839,490     739,597     620,956
Capitalized Lease Obligations           31,621      32,381      29,489      31,284      32,900      25,157
Deferred Income Taxes - Total          284,981     178,311     143,463     115,854     108,426     128,565
Stockholders' Equity                 2,081,647   1,832,018   1,583,475   1,364,885   1,094,721     752,178

Number of Employees - Average           35,536      33,883      32,132      31,786      26,304      23,114

Gross Square Footage (in thousands)     34,900      33,200      29,100      26,600      23,500      20,800

Number of Stores
  Opened                                    10          11          10           4           3           7
  Acquired                                   0          12           7          23          19           4
  Closed                                     1           3           5           3           6           0
Total - End of Year                        227         218          12         186         162         146

   * 53 Weeks
 ** Restated for 3-for-1 stock split


Table of Selected Financial Data
Dillard Department Stores, Inc. And Subsidiaries

(In thousands of dollars, except per share data)
                                          1987        1986        1985       1984*        1983
Net Sales                           $2,206,347  $1,851,423  $1,601,357  $1,277,280    $847,485
  Percent Increase                          19%         16%         25%         51%         19%
Cost of Sales                        1,398,808   1,179,157   1,016,199     811,522     532,058
  Percent of Sales                        63.4%       63.7%       63.5%       63.5%       62.8%
Interest and Debt Expense               64,179      47,912      44,938      37,689      23,011
Income Before Taxes                    155,223     131,858     114,903      87,608      59,939
Income Taxes                            64,000      57,400      48,000      38,050      25,800
Net Income                              91,223      74,458      66,903      49,558      34,139
Per Common Share **
  Income                                  0.94        0.78        0.76        0.61        0.46
  Dividends                               0.05        0.04        0.04        0.03        0.03
  Book Value                              6.67        5.77        4.14        3.41        2.45
Average Number of Shares
  Outstanding  **                   96,571,272  95,078,094  87,619,470  81,943,728  74,077,308

Accounts Receivable - Total            605,299     472,639     387,612     333,830     195,274
Merchandise Inventories                500,831     385,509     305,781     252,239     150,829
Property and Equipment                 694,991     513,421     394,189     325,736     182,921
Total Assets                         1,888,033   1,427,639   1,139,414     963,294     576,364

Long-term Debt                         594,773     400,319     386,070     384,661     193,034
Capitalized Lease Obligations           26,443      13,695      14,676      15,575      16,411
Deferred Income Taxes - Total          125,828     116,549      88,649      72,778      49,738
Stockholders' Equity                   643,386     556,617     362,333     298,353     185,553

Number of Employees - Average           21,168      18,412      16,010      12,965       8,940

Gross Square Footage (in thousands)     18,500      15,600      13,600      12,500       8,500

Number of Stores
  Opened                                     6           8           8           3           1
  Acquired                                  17          11           0          25           0
  Closed                                     3           5           0           1           0
Total - End of Year                        135         115         101          93          66

   * 53 Weeks
 ** Restated for 3-for-1 stock split

Dillard's has department stores in 20 states across the United States, with a strong presence in the growing Sunbelt.

States with Stores
Texas               60
Florida             28
Louisiana           17
Missouri            16
Arizona             14
Ohio                14
Oklahoma            14
North Carolina      13
Tennessee           11
Kansas               9
Arkansas             7
South Carolina       6
Nebraska             4
New Mexico           4
Nevada               3
Illinois             2
Mississippi          2
Alabama              1
Iowa                 1
Utah                 1
Total               227

Founded by William Dillard in 1938, Dillard Department Stores is today one of the most successful retail chains in the U.S., with 227 stores in 20 states and annual sales of more than $5.1 billion. Launched as a single-store operation in Nashville, Arkansas, Dillard's through the years has established a pattern of consistent growth by building, buying, integrating, and upgrading superior store properties throughout the Southeast, Southwest, and Midwest United States. Dillard's offers a full line of fashion brand apparel and home furnishings that provide special appeal to value-conscious consumers who appreciate quality and respond to personal service.
     Dillard's today is a strong, family-based and -managed company with an unyielding commitment to quality merchandising,competitive pricing, efficient information systems applications, and diligent cost controls. Dillard's is traded on the New York Stock Exchange under the ticker symbol DDS.

Letter to Stockholders

During fiscal 1993, sales and net income before and after income taxes continued to achieve new records. Sales for 1993 totaled $5.1 billion, a 9% increase from $4.7 billion in 1992. Net income before taxes totaled $399.5 million, a 6% increase and net income after taxes totaled $241.1 million, a 2% increase. In addition, we added $250 million to our equity base, moving Dillard's future up in the ranks of the most strongly capitalized retailers.
     We saw tangible benefits from the programs and systems we have put in place in recent years. We achieved the cost performance objectives we set for ourselves. And, we set the stage for continued superior expense rate ratios. We believe we have put the process in place that will enable us to continue to be a retail leader in our operating expenses. Second, we are fortunate in having favorable real estate costs, the one important expense management finds most difficult to deal with.
     We consolidated our warehousing and distribution centers from nine to seven, at the same time equipping the centers with the finest mechanical state of efficiency that exists today.
     Dillard's has enjoyed record growth during the past several years. To ensure that we continue to deliver growth in the future we added 10 new stores in 1993 and expended much effort expanding and remodeling our existing stores. During the year we added 1,700,000 square feet of retail space. In management's opinion these stores will follow our normal pattern of contributing to our profits in their second and third years. Calendar 1994 includes 10 new stores all located in our existing territory.

     In our selection of new locations we have chosen areas in which we can be a leader in the community or where we can aspire to reasonable leadership. Our emphasis on leadership also means that we will examine attractive opportunities to strengthen our hand in markets where we already have a position.
     1993 was a rewarding year in many areas of our business although some areas were disappointing. Weak ladies ready-to-wear sales resulted in a total performance that was not up to our expectations. We have addressed these special problems and, hopefully, our efforts will result in an improved performance in the coming year.
     We have tremendous confidence in our staff, and believe very strongly that many opportunities for growth lie before us. We invested $317 million in capital improvements last year and current plans call for additional capital expenditures of $300 million. We value the highest standards of leadership, excellence and quality in everything we do while creating mutually valuable employee and customer relationships.
     Exciting growth and acclaimed success give us great pride in our 36,000 associates who, with your support, have made it happen. There are no excuses for underachievement and we are convinced that to correct our faults is possible. We and our staff are driven to continually improve.


 /s/ William Dillard
William Dillard
Chairman of the Board and Chief Executive Officer

March 21, 1994

                        The Patterns of Our Growth

    Over the past 56 years, Dillard's has evolved from a single-store operation into a national retail industry leader. In that time, enormous changes have occurred in the retailing market. Today, there are real pressures on consumer spending, industry competition is intensely fierce, and value sometimes seems like a lost commodity.
     Yet certain basic truths are as unshakable today as they were when Dillard's was born in 1938. Customers will seek out value. Service and quality do make a difference. And retailers who have a clear focus, an abundance of dedicated management talent, market savvy, and the courage to innovate will lead and succeed.
     At Dillard's, we respect these truths and have developed a unique corporate strategy that enables us to deliver against them. It contains three broad areas of emphasis: continual evolution of our merchandising philosophies, expansion through a thoughtful combination of acquisition and new store construction, and increased productivity through highly efficient operations. This three-pronged corporate strategy is our foundation for success. It has differentiated Dillard's in the market and helped our company establish a pattern of consistent growth. We believe it will keep us in the forefront of the retail industry in the years ahead.
The intense battle for market share in the retailing industry today is increasingly being fought on the pricing front, with retailers adopting many different approaches to attract, maintain, and grow their customer base. Some have turned to lesser quality items or sales gimmicks to help maintain profit margins, only to find that smart consumers generally will not tolerate reduced value. Dillard's has taken a very different approach. Value Strategy Through a merchandising strategy centered on delivering high value, Dillard's has totally eliminated storewide sales promotions and instead adopted a system where we work to offer more locally competitive prices. In this way, the Company can maintain high-quality merchandise and at the same time strengthen customer loyalty. Our value strategy requires that we aggressively price our merchandise, which can put initial pressure on profit margins. However, Dillard's maintains one of the industry's lowest-cost expense structures, which helps offset margin pressures and increases the overall effectiveness of the positioning. (Further details on our operating efficiencies are covered later in this report.) In addition, we firmly believe that a long-term strategy that delivers value-based pricing and incrementally builds customer loyalty will ensure better returns in the years ahead. Early results appear to support the wisdom of this strategy. Over the three year period since completing our migration to this operating philosophy, Dillard's has gained additional market share in our major trading areas, clearly demonstrating that customers are increasingly receptive to this approach. Personalized Marketing Moving to this new position has also allowed Dillard's to redirect promotional dollars previously spent on television and general distribution sale circulars to more attractive, specialty catalogues targeted at specific customer groups. Our highly accurate mailings are based on a proprietary database that contains very specific information on customer buying habits. Using this system, we reach the right audience for each offering and avoid unnecessary mailing costs. By moving away from mass advertising and focusing instead on specialty catalogues, we believe the Company builds stronger, more personal relationships with its customers and encourages their continued patronage. Offering personal services - letters to individuals in targeted customer groups, for example, and sales representatives who know their customers' merchandise preferences ahead of time - helps make Dillard's the preferred place to shop. Brand Name Quality Dillard's has adopted a merchandise marketing strategy that has steadily moved us toward more upscale lines of merchandise, with increased emphasis on highly recognized, quality vendors. Today, we carry one of the industry's strongest lineups of merchandise aimed at middle- to upper-middle-income consumers, with an emphasis on brand names, fashion apparel, cosmetics, accessories, and home furnishings. Recognizing that our merchandise mix must appeal to changing consumer tastes, we continually refine our inventory to help boost sales and keep the Company positioned in the industry forefront. Over the past six years, for example, we have greatly expanded our cosmetics business (it now represents one of the Company's strongest units) and roughly doubled the size of our footwear department. Most important has been our emphasis on our own private label merchandise as well as exclusive label merchandise from top vendors. Effectively Managed Private Label Business The Company began emphasizing private label merchandise in 1990, when we introduced Roundtree
& Yorke, a premium label in men's fashions. Sales for the Roundtree & Yorke line exceeded company projections that year, and continued to show strong gains in 1993. The Company is also expanding its exclusive label products, which incorporate the lower cost of a private label with the equity of a well-known brand name. Currently, Dillard's has exclusive label products with a number of popular vendors, and we continue to see strong sales of these products going forward.

Over the past 10 years, Dillard's has more than tripled its store base, and acquisitions have historically played a major role in our corporate growth strategy. The Company has consistently succeeded in acquiring new stores and effectively integrated them into existing operations while maintaining a manageable debt load. We're proud to have one of the industry's strongest track records in this area. We have opened a total of 70 stores in the past decade, accounting for approximately 43 percent of the increase in our stores in operation during that time. Much of the growth has come from acquiring stores with low occupancy costs, where there is an opportunity to generate higher profits on lower volumes. We also buy stores that are successful, but not dominant, in their markets, and expand their operations in order to establish a position of dominance. The Company is also known for accurately assessing the fair market value of the stores we buy. We do our financial homework to ensure that Dillard's avoids overpaying on acquisitions. Strong Locations The Company continues to benefit from choosing quality locations in the Southeast, Southwest, and Midwest that can support upscale retail operations and are best suited for the challenging economic climate of the 1990s. The markets we serve were among the strongest revenue-generating performers in the country in 1993, making our geographic base one of the most attractive among U.S. retailers today. Although we have built a reputation for skillfully executing acquisitions, we have also steadfastly maintained that Dillard's will not engage in acquisitions simply for acquisitions' sake. There must be a clear strategic fit and investment value. In 1993, the Company determined that there were not any properties available for purchase at an acceptable price that would have been suitable additions to our business. However, as further acquisition opportunities present themselves, we are in a very strong financial position to pursue them, having very low borrowings and a 71 percent debt/total capitalization ratio. Increased Square Footage Our growth efforts this year were largely focused on updating and expanding our existing business. These upgrades give our prospective customers a compelling reason to shop at Dillard's. In 1993, new stores were opened in Tallahassee, Fort Lauderdale, and Stuart, Florida; Asheville, North Carolina; Columbia, South Carolina (two stores); Knoxville, Tennessee (two stores); Glendale, Arizona; and Salt Lake City, Utah. Stores were remodeled and expanded in Mentor, Ohio; Victoria, Texas; and Albuquerque, New Mexico, supporting our drive to aggressively increase square footage. During the year we opened an additional 1.75 million square feet of floor space, and also added 269,000 square feet through remodels and expansion combined with some closures for a net total of 1.7 million additional square feet, a 5 percent increase from 1993. As part of our growth strategy, Dillard's believes in owning rather than leasing store properties. Today we own 65 percent of our stores. Despite the up-front costs associated with buying properties, we feel strongly that direct ownership over the long term results in lower expenses for the Company and gives us much more flexibility and control in developing
Dillard's stores that offer customers a pleasant shopping experience. As a means of expense control, we intend to continue owning more stores in the future. By carefully moving into the right markets at the right time, and maximizing our presence in existing markets, we will continue to grow Dillard's at a steady pace.

Dillard's is constantly looking for ways to provide more streamlined and efficient operations. Through the years we have developed a low cost structure that has significantly reduced our operating expenses, which in turn supports our merchandising and expansion strategies. Sophisticated Computer Systems in Place The foundation of this efficient structure is an advanced information system that enables Dillard's to monitor merchandise flows and maximize our in-stock positions. Using this system, we know exactly when our peak selling periods are, based on data gathered from the point of sale, and we can determine our labor schedules around the peaks to provide better service and avoid wasting resources. Data from the point of sale also keeps our managers aware of exactly which lines of merchandise are leaving the store. This helps keep our shelves fully stocked, keeps us buying only the goods that our customers want, and helps us spot early buying trends. Training Technology Dillard's also uses information technology to provide our sales associates with the highest quality training. We regularly broadcast training programs over our own private satellite network, simultaneously reaching our training sites throughout the country. These broadcasts are often conducted in tandem with our merchandise vendors. This high-tech approach allows our sales representatives to instantaneously receive the latest information on products and key company developments. It also significantly reduces the time and expense ordinarily incurred with site visits. In addition, Dillard's uses the satellite network to train managers on other aspects of our information systems, so that our technology improvements are more widely understood and used by our people. Besides providing top-notch training, we also keep our sales associates highly motivated through performance-based compensation and employee stock ownership programs. Together, these factors contribute to our having one of the highest levels of employee productivity in the retail industry, with sales per employee of approximately $144,000 per year in contrast to an industry average of $95,000-$100,000 per year. Efficient Distribution Dillard's operates seven state-of-the-art, highly automated distribution centers that have dramatically reduced our distribution costs and strengthened our low cost position. On average, merchandise at Dillard's takes eight days to complete the distribution process from the vendor to the store - a substantial improvement from the 13-day average of less than two years ago. Within our distribution centers, we pride ourselves on a two-day turnaround. As powerful as these improvements have been, we see additional opportunities for cost-savings through more advanced technological applications. We are, for example, testing a scanning system that would allow us to simultaneously scan external packaging bar codes and package contents to ensure more error-free order acceptance. Flexible Organization Dillard's is also differentiated by a corporate structure that combines the strengths of centralized and decentralized functions. Centralized, highly computerized functions such as credit, accounting, legal, data processing, and real estate offer obvious economies of scale and are managed through our corporate headquarters in Little Rock, Arkansas. Centralizing these operations also encourages easier and more efficient integration of new stores into our existing store base. We typically convert our acquired stores to the Company's internal computer systems almost immediately, which leads to better inventory management, distribution efficiencies and expense controls. At the same time, having certain functions decentralized has proven extremely beneficial in the markets we serve. For example, decentralized merchandising at the store level allows Dillard's to offer a more market-specific assortment of goods. Our merchandise buying decisions are made at the local and divisional levels - closer to the customer. This way, store managers can quickly spot trends in their areas and capitalize on them almost directly. This decentralized buying requires our sales associates and our local management teams to have a great deal of skill and an innate sense of the market. To that point, we are proud to have in place some of the finest professionals in the business. Dillard's is widely recognized as having highly skilled personnel, and through their efforts we are providing the highest quality service available in the industry - service that we believe will keep Dillard's ahead of its competition for many years to come.

Management

William Dillard
Chairman of the Board
Chief Executive Officer

William Dillard, II
President
Chief Operating Officer

Alex Dillard
Executive Vice President

Mike Dillard
Executive Vice President

James I. Freeman
Vice President
Chief Financial Officer

James E. Darr, Jr.
Vice President
Secretary
General Counsel


Vice Presidents

W.R. Appleby
W.R. Appleby, II
Gregg Athy
H. Gene Baker
Jan E. Bolton
Michael Bowen
Donald C. Bradley
Joseph P. Brennan
G. Kent Burnett
Leonard Butler
Wynelle Chapman
Drue Corbusier
Daniel Demicell
Laurence J. Donoghue
David M. Doub
Richard Eagan
John A. Franzke
T.R. Gastman
Bernard Goldstein
Roy Grimes
Randal L. Hankins
G. William Haviland
John Hawkins
Peter Inglin
Mark Killingsworth
Gaston Lemoine
Denise Mahaffy
William Manzer
Robert G. McGushin
Michael S. McNiff
Anthony Menzie
Ken Moore
Dominick E. Morvant
Steven K. Nelson
Steven T. Nicoll
Harry D. Passow
M.E. Ritchie, Jr.
Richard Roberds
James Schatz
Linda Sholtis
Burt Squires
Joseph W. Story
Ralph Stuart
David Terry
Douglas Vance
William B. Warner
Ted Westmeyer
Richard B. Willey

Operating Divisions

Cleveland
Roy Grimes
Chairman

Peter Inglin
Vice President, Merchandising

William Manzer
Vice President, Merchandising

David Kolmer
Vice President, Sales Promotion

Florida
T.R. Gastman
Chairman

David M. Doub
President

W.R. Appleby, II
Vice President, Stores

Steven T. Nicoll
Vice President, Stores

Louise Platt
Vice President, Sales Promotion

Fort Worth
Drue Corbusier
Chairman

W.R. Appleby
President

Gregg Athy
Vice President, Merchandising

H. Gene Baker
Vice President, Merchandising

Anthony Menzie
Vice President, Stores

James Schatz
Vice President, Stores

Richard B. Willey
Vice President, Stores

Jeff Menn
Vice President, Sales Promotion

Little Rock
Mike Dillard
Chairman

John A. Franzke
President

David Terry
Vice President, Merchandising

Burt Squires
Vice President, Stores

Ken Eaton
Vice President, Sales Promotion

Phoenix
G. Kent Burnett
Chairman

Bernard Goldstein
President

Joseph P. Brennan
Vice President, Merchandising

Michael S. McNiff
Vice President, Merchandising

Robert G. McGushin
 Vice President, Stores

Robert E. Baker
Vice President, Sales Promotion

San Antonio
Laurence J. Donoghue
Chairman

Donald C. Bradley
President

Wynelle Chapman
Vice President, Merchandising

Richard Roberds
Vice President, Merchandising

William B. Warner
Vice President, Merchandising

Gaston Lemoine
Vice President, Stores

Linda Sholtis
Vice President, Stores

Douglas Vance
Vice President, Stores

Cindy Gomez
Vice President, Sales Promotion

St. Louis
Harry D. Passow
Chairman

Ken Moore
President

Daniel Demicell
Vice President, Merchandising

Mark Killingsworth
Vice President, Merchandising

Richard Eagan
Vice President, Stores

Ted Westmeyer
Vice President, Stores

Howard Hall
Vice President, Sales Promotion

Board of Directors

William Dillard
Chairman of the Board
Chief Executive Officer

Calvin N. Clyde, Jr.
Chairman of the Board
T.B. Butler Publishing Co., Inc.
Tyler, Texas

Robert C. Connor
Former President
Union National Bank
Little Rock, Arkansas

Will D. Davis
Partner
Heath, Davis & McCalla
Attorneys
Austin, Texas

Alex Dillard
Executive Vice President

Mike Dillard
Executive Vice President

William Dillard, II
President
Chief Operating Officer

James I. Freeman
Vice President
Chief Financial Officer

John Paul Hammerschmidt
Retired Member of Congress
Harrison, Arkansas

William B. Harrison, Jr.
Executive Vice President
Chemical Bank
New York, New York

J.M. Hessels
Vice Chairman of the Board of Management
Vendex International N.V.
Amsterdam, The Netherlands

John H. Johnson
President and Publisher
Johnson Publishing Company, Inc.
Chicago, Illinois

E. Ray Kemp
Retired Vice Chairman and
Chief Administrative Officer

B. Finley Vinson
Chairman Emeritus
First Commercial Corp.
Little Rock, Arkansas

Management's Discussion and Analysis of
Financial Condition and Results of Operations
Dillard Department Stores, Inc. and Subsidiaries

Sales
Sales for 1993 increased 9% over the prior year. The sales increases for the past five years on a comparable 52-week basis have been:

                  1993  1992  1991  1990  1989

Sales Increase      9%    17%   12%   20%   17%

     There were 53 weeks in the 1989 fiscal year. The sales increase for 1990 on a 53-week basis was 18%. The sales increase for 1989 on a 53-week basis was 19%.
     During 1993, the Company opened 10 stores and closed one store. During 1992, the Company opened 12 stores (one of which was a replacement store), acquired 12 stores through the acquisition of the Higbee Company ("Higbee") and closed three stores. During 1991, the Company acquired seven stores from Maison Blanche, opened 10 stores, replaced two stores with larger stores, and closed five stores.
     Comparable store sales increases by quarter for the past five years has been:

                1993   1992   1991   1990   1989
First Quarter      3%     9%     9%    14%    11%
Second Quarter     4      5     10     14      3
Third Quarter      3     10      5     10      9
Fourth Quarter     3      8      2      6      8
Year               3      8      6     10      8

                    Comparable store sales include sales for those stores which were in operation for a full period in both the current quarter and the corresponding quarter for the prior year. Management believes that the majority of the increase in comparable store sales in these periods was attributable to an increase in the volume of goods sold rather than an increase in the price of goods.
                    The sales mix for the past five years by category and percent of total sales has been:

                                1993   1992   1991   1990   1989

Cosmetics                       12.5%  12.2%  12.2%  11.9%  11.6%
Women's Clothing                25.0   26.0   25.7   24.6   23.9
Lingerie and Accessories        10.1   10.3   10.4   10.7   11.1
Junior's Clothing                5.5    5.5    5.4    5.3    5.3
Children's Clothing              6.7    6.8    6.9    6.8    6.9
Men's Clothing and Accessories  18.1   17.7   17.4   17.1   16.7
Shoes                            8.4    7.7    7.1    6.4    5.2
Fine Jewelry                      .9    1.4    1.5    1.8    2.0
Housewares                       2.4    2.4    2.6    3.1    4.0
Decorative Home Fashion          5.1    5.2    5.4    6.0    6.2
Furniture, TV and Appliances     4.2    4.3    4.7    5.3    5.8

Total                          100.0% 100.0% 100.0% 100.0% 100.0%

     The Company experienced above average sales gains during 1993 in cosmetics, men's clothing and accessories, and shoes. Sales were disappointing in the women's clothing area. Sales in fine jewelry declined significantly as the Company began de-emphasizing this area. Sales in housewares, decorative home fashion, furniture, TV and appliances continued to decline relative to total sales as the Company de-emphasized these areas.

     At year end there were 227 stores in operation. Annual gross square footage of stores in operation at year end and approximate sales per gross square foot for the past five years have been:

                          1993        1992        1991        1990     1989

Sales (000)          $5,130,648  $4,713,987  $4,036,392 $3,605,518 $3,049,062
Gross Square Footage(000)34,900      33,200      29,100     26,600     23,500
Sales per Square Foot $     147 $       142 $       138 $      136 $      130
Gross Square Footage of
   owned properties (000)22,700      21,300      18,400      15,300    13,000

Cost of Sales
Cost of sales for the past five years has been:
                           1993     1992      1991      1990      1989

Cost of Sales (LIFO Basis) 64.4%    64.5%     63.6%      63.5%     63.2%
LIFO Charge (credit) (000) $200    $4,300    $1,100     $5,900   $(8,900)
Cost of Sales (FIFO Basis) 64.4%    64.5%     63.5%      63.3%     63.5%

     The increase in the cost of sales for 1992 is primarily the result of lower initial markups associated with the continued implementation of the Company's everyday pricing strategy.


Expenses
Expenses as a percent of sales for the past five years are as follows:


                                1993     1992      1991      1990      1989
Advertising, Selling,
     Administrative and General 24.1%    24.3%     25.2%     25.4%     25.6%
Depreciation and Amortization    3.3      2.9       2.8       2.7       2.8
Rentals                          1.3      1.3       1.4       1.5       1.6
Interest and Debt Expense        2.6      2.6       2.7       2.7       3.0

     During 1993 and 1992, advertising, selling, administrative and general expenses declined as a percentage of sales. The Company continues to control these expenses as sales have grown. Depreciation and amortization increased as a percentage of sales during 1993 and 1992. This is due to the additional depreciation of approximately $7.6 million in 1993 calculated on the increase in property and equipment required by the adoption of SFAS No. 109 (see Income Taxes) and due to a higher proportion of the Company's properties being owned rather than leased.

Trade Accounts Receivable
The year-to-year percentage growth in sales and accounts receivable has been:

                       1993   1992   1991   1990   1989

Sales                    9%    17%    12%    20%    17%
Accounts Receivable      1     10      8     23     16

     The growth in accounts receivable continues to lag the growth in sales due to the increasing popularity of credit cards issued by third parties. In 1992, the Company acquired approximately $37 million of accounts receivable in connection with the acquisition of Higbee.
     The five-year compounded annual growth rate has been 14.9% for sales and 11.2% for receivables.

Liquidity and Capital Resources
The relevant ratios regarding liquidity and capital resources for the past five years are:


                              1993      1992       1991       1990      1989

Working Capital (000)     $1,660,629 $1,677,378 $1,351,349 $1,191,675 $993,144
Current Ratio                   3.1        3.4        2.8        2.8      2.9
Long-term debt and capital
 lease obligations to          61.0%      77.2%      65.6%      63.8%    70.6%
 stockholders' equity
Stockholders' equity to        47.0%      44.6%      45.3%      45.4%    43.9%
 total assets
     Working capital, the current ratio, and the debt-to-equity ratio decreased in 1993 principally because the Company did not issue long-term debt during the year. At the end of 1993, the Company had an outstanding shelf registration for unsecured notes in the amount of $200 million.
     The Company sold unsecured notes in the amount of $400 million during 1992: $100 million 7.375% notes due June 15, 1999, $100 million 7.15% notes due September 1, 2002, $100 million 7.85% notes due October 1, 2012, and $100 million 7.875% notes due January 1, 2023. The proceeds were used to reduce the balance of commercial paper outstanding and for general corporate purposes.
     For the past several years, Dillard Investment Co., Inc. ("DIC"), a wholly-owned finance subsidiary, has sold commercial paper in the public market. At January 29, 1994, the amount of commercial paper outstanding was $145.3 million.
     The Company has line of credit agreements with various banks aggregating $110 million. Additionally, the Company and DIC have a revolving line of credit in the amount of $500 million. At January 29, 1994 and January 30, 1993, no funds were borrowed under the revolving line of credit or the line of credit agreements.
     During 1993, the Company generated $314.5 million in cash from operating activities, as compared to $359.4 million in fiscal 1992 and $176.3 million in fiscal 1991. The major reason for the decrease in 1993 was the Company's increase in merchandise inventories. Merchandise inventories increased by approximately 10% in 1993 over 1992. There was a 5% increase in the Company's merchandise inventories on a comparable store basis.
     The net cash used in investing activities was $316.7 million in 1993 compared to $355.1 million in 1992 and $331.5 million in 1991. Capital expenditures for 1993 were $316.7 million compared to $344.1 million for 1992 and $287.9 million for 1991. During 1992, the Company acquired the remaining 50% ownership in Higbee. During 1991 the Company purchased seven Maison Blanche stores for $45 million (net of debt assumed of approximately $46 million).
     For 1994, the Company plans to open 10 stores, two of which will be replacement stores. In addition, the Company plans to expand and remodel an additional four stores. At January 29, 1994, the Company is committed to incur costs of approximately $142 million to complete and equip these stores. The Company anticipates that cash flow from operations will be adequate to fund the capital expenditures as well as the working capital requirements of the stores.

Income Taxes
Effective January 31, 1993, the Company changed its method of accounting for income taxes from deferred method to the liability method required by Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") No. 109, Accounting for Income Taxes. As permitted under SFAS No. 109, prior years financial statements have not been restated. The cumulative effect of adopting SFAS No. 109 as of January 31, 1993 was to increase the Company's assets (principally property and equipment) and liabilities (principally deferred income taxes) by approximately $87 million. The increase resulted from a requirement to adjust the assets and liabilities for prior business combinations from net of tax to pretax amounts.
     During 1993, Congress passed the Omnibus Budget Reconciliation Act of 1993 (the "Act") which raised the federal income tax rate by 1% effective January 1, 1993. Included in income tax expense for the year is a charge of approximately $6.6 million for the cumulative effect of the Act on the Company's deferred income taxes. Excluding the above described charge, the effective federal and state income tax rate was 38% for fiscal 1993 compared to 37% for fiscal 1992, and 36% for fiscal 1991.

                       Independent Auditors' Report

             Dillard Department Stores, Inc. and Subsidiaries



To the Stockholders and Board of Directors of Dillard Department Stores, Inc.
Little Rock, Arkansas


We have audited the accompanying consolidated balance sheets of Dillard Department Stores, Inc. and subsidiaries as of January 29, 1994 and January 30, 1993, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended January 29, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dillard Department Stores, Inc. and subsidiaries as of January 29, 1994 and January 30, 1993, and the results of their operations and their cash flows for each of the three years in the period ended January 29, 1994 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for income taxes effective January 31, 1993 to conform with Statement of Financial Accounting Standards No. 109.



/s/Deloitte & Touche

New York, New York
February 23, 1994


             Dillard Department Stores, Inc. and Subsidiaries

                        Consolidated Balance Sheets
ASSETS                                                             January 29, 1994 January 30, 1993
Current assets:
 Cash and cash equivalents                                                  $51,244          $92,584
 Trade accounts receivable (net of allowance for doubtful accounts
   of $15,214 and $15,790, respectively)                                  1,096,530        1,090,220
 Merchandise inventories                                                  1,299,944        1,178,562
 Other current assets                                                         8,976            5,513
     Total current assets                                                 2,456,694        2,366,879
Investments and other assets                                                 52,110           51,553
Property and equipment (Notes 4 and 10):
 Land and land improvements                                                  44,573           45,950
 Buildings and leasehold improvements                                     1,162,120          966,730
 Furniture, fixtures and equipment                                        1,583,380        1,320,793
 Buildings under construction                                                13,977           31,420
 Less accumulated depreciation and amortization                            (911,996)        (702,712)
                                                                          1,892,054        1,662,181
Buildings under capital leases - Less amortization
 of $29,593 and $27,298, respectively (Note 9)                               29,416           26,501
Total assets                                                             $4,430,274       $4,107,114

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Trade accounts payable and accrued expenses (Note 5)                      $529,475         $549,050
 Commercial paper (Note 3)                                                  145,276           56,621
 Federal and state income taxes (Note 6)                                     54,011           25,805
 Current portion of long-term debt (Note 4)                                  65,061           55,957
 Current portion of capital lease obligations (Note 9)                        2,242            2,068
     Total current liabilities                                              796,065          689,501
Long-term debt (Note 4):                                                  1,238,293        1,381,676
Capital lease obligations (Note 9)                                           31,621           32,381
Deferred income taxes (Note 6)                                              282,648          171,538
Operating leases and commitments (Note 10)
Stockholders' equity (Notes 7 and 8):
 Preferred stock - shares issued, 4,400                                         440              440
 Common stock, Class A - shares issued, 108,974,658
   and 108,502,743, respectively                                              1,090            1,085
 Common stock, Class B (convertible) - shares issued, 4,017,061
   and 4,019,461, respectively                                                   40               40
 Additional paid-in capital                                                 622,634          605,100
 Retained earnings                                                        1,457,443        1,225,353
     Total stockholders' equity                                           2,081,647        1,832,018
Total liabilities and stockholders' equity                               $4,430,274       $4,107,114

See notes to consolidated financial statements.

            Dillard Department Stores, Inc. and Subsidiaries

                     Consolidated Statements of Income

                                                                                 Year Ended
                                                            January 29, 1994  January 30, 1993 February 1, 1992
Net sales, including sales of leased departments                  $5,130,648        $4,713,987      $4,036,392

Service charges, interest and other income                           181,746           169,244         148,080
                                                                   5,312,394         4,883,231       4,184,472

Costs and expenses:
 Cost of sales                                                     3,306,757         3,043,438       2,565,904
 Advertising, selling, administrative and general expenses         1,239,049         1,144,248       1,015,780
 Depreciation and amortization                                       171,181           135,524         112,730
 Rentals (Note 10)                                                    64,958            62,751          58,515
 Interest and debt expense (Note 4)                                  130,915           121,940         109,386
     Total costs and expenses                                      4,912,860         4,507,901       3,862,315

Income before federal and state income taxes                         399,534           375,330         322,157

Federal and state income taxes (Note 6)                              158,400           138,900         116,000
Net income                                                      $    241,134        $  236,430      $  206,157
Income per common share                                         $       2.14        $     2.11      $     1.84

See notes to consolidated financial statements.


                                               Dillard Department Stores, Inc. and Subsidiaries

                                                              Consolidated Statements of Stockholders' Equity
                                                                     Additional
                                     Preferred      Common Stock       Paid-in   Retained  Treasury
                                       Stock   Class A      Class B    Capital   Earnings    Stock     Total
Balance February 2, 1991                  $440    $44,532     $1,682   $508,984   $809,295     ($48) $1,364,885
 Issuance of 711,978 shares
   (including 54,390 treasury shares)
   under stock option, employee
   savings and stock bonus plans
   (net of 327,669 shares canceled)                   274                15,453                  48      15,775
 Tax benefit from exercise
   of stock options                                                       4,840                           4,840
 Net income                                                                        206,157              206,157
 Cash dividends:
   Preferred stock, $5 per share                                                       (22)                 (22)
   Common stock, $.0733 per share                                                   (8,160)              (8,160)


Balance February 1, 1992                   440     44,806      1,682    529,277  1,007,270     -      1,583,475
 Change in par value                              (43,730)    (1,642)    45,372
 Issuance of 1,162,387 shares under
   stock option plan, employee
   savings and stock bonus plans
   (net of 1,210,463 shares canceled)                   9                19,936     (9,370)              10,575
 Tax benefit from exercise
   of stock options                                                      10,515                          10,515
 Net income                                                                        236,430              236,430
 Cash dividends:
   Preferred stock, $5 per share                                                       (22)                 (22)
   Common stock, $.08 per share                                                     (8,955)              (8,955)

Balance January 30, 1993                   440      1,085         40    605,100  1,225,353     -      1,832,018
 Issuance of 469,515 shares under
   stock option plan, employee
   savings and stock bonus plans
   (net of 38,999 shares canceled)                      5                17,372                          17,377
 Tax benefit from exercise
   of stock options                                                         162                             162
 Net income                                                                        241,134              241,134
 Cash dividends:
   Preferred stock, $5 per share                                                       (22)                 (22)
   Common stock, $.08 per share                                                     (9,022)              (9,022)


Balance January 29, 1994                  $440     $1,090        $40   $622,634 $1,457,443 $     -   $2,081,647

See notes to consolidated financial statements.

           Dillard Department Stores, Inc. and Subsidiaries
                   Consolidated Statements of Cash Flows

                                                                                    Year Ended
                                                               January 29, 1994  January 30, 1993  February 1, 1992
Operating activities:
 Net income                                                            $241,134          $236,430          $206,157
 Adjustments to reconcile net income to
   net cash provided by operating activities:
     Depreciation and amortization                                      172,839           137,008           113,837
     Deferred income taxes                                               23,500            36,700            27,400
     Gain on sale of property and equipment                                                  (104)
     Changes in operating assets and liabilities, net
          of effects from acquisition of businesses:
              Increase in trade accounts receivable                      (6,310)          (64,554)          (68,176)
              Increase in merchandise inventories                      (121,382)          (41,204)         (147,305)
              (Increase) decrease in other current assets                (3,463)              175               985
              Increase in investments and other assets                   (2,309)          (11,051)           (8,010)
              Increase in trade accounts payable and
                  accrued expenses and income taxes                      10,532            66,023            51,389
                     Net cash provided by operating activities          314,541           359,423           176,277

Investing activities:
 Purchase of property and equipment                                    (316,695)         (344,050)         (287,940)
 Proceeds from sale of property and equipment                                               3,867             1,529
 Acquisition of businesses, net of cash acquired                                          (14,922)          (45,095)
                Net cash used in investing activities                  (316,695)         (355,105)         (331,506)

Financing activities:
 Net increase (decrease) in commercial paper                             88,655          (183,682)           57,800
 Proceeds from long-term borrowings                                                       475,000           200,000
 Principal payments on long-term debt and
   capital lease obligations                                           (136,347)         (259,042)         (111,602)
 Dividends paid                                                          (9,033)           (6,717)           (8,182)
 Common stock issued                                                     17,539            21,090            20,615
                          Net cash (used in) provided
                              by financing activities                   (39,186)           46,649           158,631

(Decrease) increase in cash and cash equivalents                        (41,340)           50,967             3,402

Cash and cash equivalents, beginning of year                             92,584            41,617            38,215

Cash and cash equivalents, end of year                                  $51,244           $92,584           $41,617

See notes to consolidated financial statements.



            Dillard Department Stores, Inc. and Subsidiaries
                Notes to Consolidated Financial Statements
   Years Ended January 29, 1994, January 30, 1993 and February 29, 1992

1.DESCRIPTION OF BUSINESS AND SUMMARY
OF SIGNIFICANT ACCOUNTING POLICIES
Description of Business - Dillard Department Stores, Inc. (the "Company") operates retail department stores located primarily in the Southeastern, Southwestern and Midwestern areas of the United States. The Company's fiscal year ends on the Saturday nearest January 31. The fiscal years 1993, 1992 and 1991 ended on January 29, 1994, January 30, 1993 and February 1, 1992, respectively, and each included 52 weeks.

Consolidation - The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, including its real estate subsidiary, Construction Developers, Inc. (which leases property principally to the Company), its wholly-owned finance subsidiary, Dillard Investment Co., Inc. ("DIC"), and Dillard National Bank ("DNB"), a wholly-owned subsidiary of DIC. Intercompany accounts and transactions are eliminated in consolidation. Investments in and advances to joint ventures in which the Company has a 50% ownership interest are accounted for by the equity method.

Revenues - Retail sales are recorded on the accrual basis and include leased department sales of $66.5 million, $91.9 million and $91.3 million for fiscal 1993, 1992 and 1991, respectively.

Costs, Expenses and Related Balance Sheet Accounts - The retail last-in, first-out ("LIFO") inventory method is used to value merchandise inventories, with such LIFO merchandise inventories not being carried in excess of current cost. At January 29, 1994, January 30, 1993 and February 1, 1992 the LIFO cost of merchandise inventories was approximately $13.2 million, $13 million and $7 million, respectively, less than current cost.
     Property and equipment owned by the Company is stated at cost, which includes related interest costs incurred during the construction period, less accumulated depreciation and amortization. For financial reporting purposes, depreciation is computed by the straight-line method over the estimated useful lives. For tax reporting purposes, accelerated depreciation or cost recovery methods are used and the related deferred income taxes are included in noncurrent deferred income taxes in the consolidated balance sheet.
     Properties leased by the Company under lease agreements which are determined to be capital leases are stated at an amount equal to the present value of the minimum lease payments during the lease term, less accumulated amortization. The properties under capital leases and leasehold improvements under operating leases are being amortized on the straight-line method over the shorter of their useful lives or their related lease terms. The provision for amortization of leased properties is included in depreciation and amortization expense.
     Preopening costs of new stores are expensed in the fourth quarter of the year in which such costs are incurred.

Income Taxes - Effective January 31, 1993, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at year end. Financial statements for prior years have not been restated and the cumulative effect of the accounting change was to increase the Company's assets (principally property and equipment) and liabilities (principally deferred income taxes) by approximately $87 million.

Accounts Receivable - Customer accounts receivable are classified as current assets and include some which are due after one year, consistent with industry practice. Concentrations of credit risk with respect to customer receivables are limited due to the large number of customers comprising the Company's credit card base, and their dispersion across the country. The fair value of trade accounts receivable, which is determined by discounting the estimated future cash flows at current market rates, after consideration of credit risks and servicing costs using historical rates, approximates the carrying amount at January 29, 1994 and January 30, 1993.

Credit Card and Financing Subsidiaries - DIC's business consists of financing, through the issuance of commercial paper and long-term borrowings the Company's accounts receivable. DNB owns and services the Company's accounts receivable. Earnings before income taxes of DIC and its subsidiary were $43.8 million, $22.8 million and $14.5 million for fiscal 1993, 1992 and 1991, respectively. Summary balance sheet information for DIC and its subsidiary is presented below (in thousands of dollars):

                                         January 29, 1994   January 30, 1993
Assets, principally accounts receivable        $1,099,437         $1,095,424
Commercial paper and long-term debt               320,276            231,621
Other liabilities, principally due to the Company 623,910            735,319
Equity                                            155,251            128,484

Earnings per Common Share - Earnings per common share have been computed based on the weighted average of Class A and Class B common shares outstanding, after deducting preferred dividend requirements and giving effect to outstanding stock options. Shares used in computing earnings per common share were 112,808,262, 112,292,575 and 111,832,758 for fiscal 1993,
1992 and 1991, respectively.

Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amount of cash and cash equivalents approximates its fair value at January 29, 1994 and January 30, 1993 due to the short maturity of these instruments.

Employees' Retirement Plan - The Company has a retirement plan with a 401(k) salary deferral feature for eligible employees. Under the terms of the plan, employees may contribute up to 5% of gross earnings which will be matched 100% by the Company. The contributions are used to purchase Class A Common Stock of the Company for the account of the employee. The terms of the plan provide a five-year cliff vesting schedule for the Company contribution to the plan.

Recent Accounting Pronouncements - In December 1991, the FASB issued SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," which requires disclosure of the fair value of financial instruments, both assets and liabilities recognized and not recognized in the consolidated balance sheet of the Company, for which it is practicable to estimate fair value. The estimated fair values of financial instruments which are presented herein have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of amounts the Company could realize in a current market exchange.

Reclassifications - Certain reclassifications have been made to the prior years' financial statements to conform with presentations used in fiscal 1993.

2.ACQUISITIONS
In July 1992, the Company entered into an agreement to acquire the remaining 50% ownership interest in The Higbee Company ("Higbee") from The Edward J. DeBartolo Corporation ("DeBartolo") for $16.5 million in cash. Higbee, in which the Company and DeBartolo each previously had a 50% ownership interest, was a Cleveland-based department store chain operating 12 stores. At the date of acquisition, Higbee had assets with a fair value of approximately $280 million, including cash of $1.6 million, and liabilities of approximately $222.8 million. The Higbee stores were integrated into the Company's operations during fiscal 1992. The acquisition was accounted for as a purchase and, accordingly, the results of Higbee have been included in the Company's consolidated operations since its effective acquisition date, August 2, 1992.

     In August 1991, the Company acquired seven Maison Blanche department stores in Florida. Pursuant to the terms of the transaction, the Company paid $45 million in cash for the assets of the stores and assumed mortgages of $46.2 million. At the date of the acquisition, the seven Maison Blanche stores had assets with a fair market value of approximately $91.2 million and liabilities of $46.2 million. The acquisition was accounted for as a purchase, with the operations of the acquired Maison Blanche stores included in the Company's consolidated operations from August 5, 1991.


3.  COMMERCIAL PAPER AND REVOLVING CREDIT AGREEMENT
DIC commercial paper generally matures within 45 days from the date of issue at effective interest rates ranging from 3.00% to 3.10% at January 29, 1994. At January 29, 1994, approximately $145 million in commercial paper was outstanding at a weighted average interest rate of 3.06%. The average amount of commercial paper outstanding during fiscal 1993 was $138 million, at a weighted average interest rate of 3.17%. The fair value of the Company's commercial paper borrowings at January 29, 1994 and January 30, 1993 approximates its carrying amount.
     At January 29, 1994, the Company and DIC had revolving line of credit agreements with various banks aggregating $500 million. The line of credit agreements require that consolidated stockholders' equity be maintained at $1 billion or more. Of these agreements, $200 million expire on July 14, 1994, while $300 million expire on July 14, 1996. Interest may be fixed for periods from one to six months at the election of the Company or DIC. Interest is payable at the lead bank's certificate of deposit, alternative base rate or Eurodollar rate.
     In addition, at January 29, 1994, the Company had line of credit agreements with various banks aggregating $110 million. The agreements have no fixed date of expiration, and interest on amounts drawn fluctuates daily based on market rates. There were no funds borrowed under the revolving line of credit agreements or line of credit agreements during fiscal 1991 through fiscal 1993.


4.LONG-TERM DEBT
Long-term debt consists of the following (in thousands of dollars):

                                           January 29, 1994  January 30, 1993
Unsecured notes at rates ranging from
   7.15% to 9.875%, due 1994 through 2023        $  950,000        $1,050,000
Unsecured 5.7% note to bank, due June 3, 1996        75,000            75,000
Unsecured 9.25% notes of DIC due 1997 through 2001  175,000           175,000

Mortgage notes, payable monthly or quarterly
(some with balloon payments) over periods up
to 31 years from inception and bearing interest
at rates ranging from 4.50% to 13.375% (1)          103,354           131,333

Industrial revenue bonds                               -                6,300
                                                  1,303,354         1,437,633
Current portion                                     (65,061)          (55,957)
                                                 $1,238,293        $1,381,676

(1) Building, land, land improvements and equipment with a carrying value of $93.2 million at January 29, 1994 are pledged as collateral on these notes.

     Maturities of long-term debt over the next five years are $65.1 million, $56.1 million, $131.3 million, $181.7 million and $107.4 million.
     The fair value of the Company's long-term debt is based on market prices or dealer quotes (for publicly traded unsecured notes) and on discounted future cash flows using current interest rates for financial instruments with similar characteristics and maturity (for bank notes, mortgage notes and industrial revenue bonds). The fair value of the Company's long-term debt at January 29, 1994 and January 30, 1993, including current portion, is estimated to be approximately $1,481 million and $1,564 million, respectively.
     Interest and debt expense consists of the following (in thousands of dollars):

                                     Fiscal 1993  Fiscal 1992  Fiscal 1991
Long-term debt:
Interest                              $118,377      $106,096    $  95,198
Amortization of debt expense             1,484         1,281        1,056
                                       119,861       107,377       96,254
Interest on capital lease obligations    2,831         2,605        2,601
Commercial paper interest                4,386         7,550        7,897
Other                                    3,837         4,408        2,634
                                      $130,915      $121,940    $ 109,386

     Interest paid during fiscal 1993, 1992 and 1991 was approximately $124.6 million, $111.6 million and $91.3 million, respectively.


5. TRADE ACCOUNTS PAYABLE AND ACCRUED EXPENSES
Trade accounts payable and accrued expenses are comprised of the following (in thousands of dollars):

                                        January 29, 1994  January 30, 1993
Trade accounts payable                          $351,594          $367,166
Accrued expenses:
Taxes, other than income                          42,015            36,684
Salaries, wages, and employee benefits            45,074            41,744
Interest                                          35,521            35,143
Rent                                              12,023            12,428
Other                                             43,248            55,885
                                                $529,475          $549,050



6.INCOME TAXES
Effective January 31, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by SFAS No. 109, "Accounting for Income Taxes". As permitted under SFAS No. 109, prior years" financial statements have not been restated. The cumulative effect of adopting SFAS No. 109 as of January 31, 1993 was to increase the Company's assets (principally property and equipment) and liabilities (principally deferred income taxes) by approximately $87 million. The increase resulted from a requirement to adjust the assets and liabilities for prior business combinations from net of tax to pretax amounts.

     The provision for Federal and state income taxes is summarized as follows (in thousands of dollars):

                    Liability Method             Deferred Method
                      Fiscal 1993           Fiscal 1992    Fiscal 1991
Current:
   Federal              $118,200            $  92,000      $  81,900
   State                  16,700               10,200          6,700
                         134,900              102,200         88,600
Deferred:
   Federal                20,400               31,900         23,900
   State                   3,100                4,800          3,500
                          23,500               36,700         27,400
                        $158,400             $138,900       $116,000

     A reconciliation between income taxes computed using the effective income tax rate and the statutory income tax rates is presented below (in thousands of dollars):

                                          Fiscal 1993 Fiscal 1992 Fiscal 1991
Income tax at the statutory Federal rate  $139,837     $127,612    $109,533
State income taxes net of Federal benefit   12,983        9,767       6,643
Cumulative effect of tax rate increase on
deferred income tax balances                 6,595            -           -
Other                                       (1,015)       1,521        (176)
                                          $158,400     $138,900    $116,000

     Deferred income taxes for fiscal years 1992 and 1991 are attributable to the following items (in thousands of dollars):
                                               Fiscal 1992  Fiscal 1991
Accelerated depreciation and basis differences $ 34,271     $ 25,424
Other                                             2,429        1,976
                                               $ 36,700     $ 27,400

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of January 29, 1994 are as follows (in thousands):

Property and equipment basis and depreciation differences   $236,710
State income taxes                                            35,434
Differences between book and tax basis of inventory           30,559
   Total deferred tax liabilities                            302,703
Accruals not currently deductible                            (13,569)
State income taxes                                            (2,224)
Other                                                         (1,929)
   Total deferred tax assets                                 (17,722)
   Net deferred income taxes                                $284,981

     The net deferred income taxes include the current portion of $2.3 million, at January 29, 1994, which is reported in Federal and state income taxes on the Consolidated Balance Sheets.
     Income taxes paid during fiscal 1993, 1992 and 1991 were approximately $102.1 million, $99.3 million and $80.1 million, respectively.

7.STOCKHOLDERS' EQUITY
Capital stock is comprised of the following:
                                   Shares Issued and Outstanding
Type               Par Value Authorized Jan. 29, 1994 Jan. 30, 1993 Feb. 1, 1992
Preferred
  (5% cumulative)     $100       5,000        4,400        4,400       4,400
Additional preferred  $.01  10,000,000
Class A, common       $.01 289,000,000  108,974,658  108,502,743 107,534,484
Class B, common       $.01  11,000,000    4,017,061    4,019,461   4,037,496

     Holders of Class A are empowered as a class to elect one-third of the members of the Board of Directors and the holders of Class B are empowered as a class to elect two-thirds of the members of the Board of Directors. Shares of Class B are convertible at the option of any holder thereof into shares of Class A at the rate of one share of Class B for one share of Class A.
     On June 5, 1992, the Company effected a three-for-one split of its common stock in the form of a stock dividend. All share and per share amounts were adjusted to give retroactive effect to the stock split. Concurrently, the Company's Class A and Class B common stock was changed from a stated value of $1.25 per share to a par value of $.01 per share, resulting in a reduction of common stock and an increase in additional paid-in capital of $45.4 million.



8.STOCK OPTIONS
The Company's 1990 Incentive and Nonqualified Stock Option Plan provides for the granting of options to purchase 12 million shares of Class A common stock to certain key employees of the Company. Exercise terms for options granted under this plan are determined at each grant date. There were 2,272,366 options exercisable at prices ranging from $33.67 to $40.54 per share and 8,196,285 available for grant under the 1990 plan at the end of fiscal 1993. At January 29, 1994, 10,826,311 shares of Class A common stock were reserved for issuance under the 1990 stock option plan.
     Option transactions are summarized as follows:

                             Shares Under Option      Aggregate Option Price
                             Fiscal 1993 Fiscal 1992  Fiscal 1993 Fiscal 1992
                                                    (In Thousands of Dollars)
Outstanding, beginning of year 1,138,666   1,676,370    $  44,245    $ 48,748
Granted                        1,528,000   1,162,080       60,356      47,674
Exercised                        (16,500) (1,691,489)        (497)   (51,838)
Canceled                         (20,140)     (8,295)        (862)      (339)
Outstanding, end of year       2,630,026   1,138,666     $103,242    $ 44,245



9.CAPITAL LEASES
Future minimum payments under capital leases as of January 29, 1994 are as follows (in thousands of dollars):

Fiscal Year                                                 Amount
1994                                                          4,899
1995                                                          4,882
1996                                                          4,684
1997                                                          4,417
1998                                                          4,141
After 1998                                                   26,627
Total minimum lease payments                                 49,650
Less amount representing interest                           (15,787)
Present value of net minimum lease payments
(of which $2,242 is currently payable)                      $33,863

10.OPERATING LEASES AND COMMITMENTS
Rental expense consists of the following (in thousands of dollars):


                                   Fiscal 1993   Fiscal 1992   Fiscal 1991
Operating leases:
  Buildings:
     Minimum rentals                 $33,922       $32,092       $28,918
     Contingent rentals               11,796        13,139        11,912
  Equipment                           18,107        16,319        16,511
                                      63,825        61,550        57,341
Contingent rentals on capital leases   1,133         1,201         1,174
                                     $64,958       $62,751       $58,515

     Contingent rentals on certain leases are based on a percentage of annual sales in excess of specified amounts. Other contingent rentals are based entirely on a percentage of sales.
     The future minimum rental commitments as of January 29, 1994 for all noncancelable operating leases for buildings and equipment are as follows (in thousands):


Fiscal Year                                                    Amount
1994                                                        $  41,916
1995                                                           36,464
1996                                                           30,383
1997                                                           29,189
1998                                                           27,704
After 1998                                                    236,150
                                                             $401,806

     Renewal options from three to 25 years exist on the majority of leased properties. At January 29, 1994, the Company is committed to incur costs of approximately $142 million to complete and equip certain stores.



11. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)
The following is a tabulation of the unaudited quarterly results of operations for the years ended January 29, 1994 and January 30, 1993 (in thousands, except per share data):

                                          Fiscal 1993
                                       Three Months Ended
                              May 1    July 31  October 30  January 29
Net sales                $1,163,179  $1,104,718 $1,228,065  $1,634,686
Gross profit                409,229     394,841    442,096     577,725
Net income                   48,173      39,240     42,377     111,344
Income per common share         .43         .35        .38         .99

                                          Fiscal 1992
                                       Three Months Ended
                              May 2     August 1 October 31  January 30
Net sales                $1,033,908   $  974,872 $1,165,328  $1,539,879
Gross profit                366,701      347,473    413,920     542,455
Net income                   45,069       36,484     44,420     110,457
Income per common share         .40          .33        .40         .98

           Dillard Department Stores, Inc. and Subsidiaries
                          Stockholder Information



Annual Meeting

Saturday, May 21, 1994 at 9:30 a.m.
Board Room
Union Building
Capitol and Louisiana
Little Rock, Arkansas 72201


Form 10-K

Copies of the Company's 10-K Annual Report may be obtained by written request to:
     James I. Freeman
     Chief Financial Officer
     Post Office Box 486
     Little Rock, Arkansas 72203


Listing

New York Stock Exchange
Ticker Symbol 'DDS'


Corporate Headquarters

1600 Cantrell Road
Little Rock, Arkansas 72201

Mailing Address:
Post Office Box 486
Little Rock, Arkansas 72203
Telephone: 501-376-5200
Telex: 910-722-7322
Fax: 501-376-5917

Transfer Agent and Registrar

Boatmen's Trust Company
Post Office Box 14737
St. Louis, Missouri 63178



Stock Prices and Dividends by Quarter


          Sales Prices - Common Shares
                1993                1992        Dividends Per Share
Quarter     High      Low       High      Low      1993      1992
First     $52.75    $35.38    $45.00    $26.50    $0.02     $0.02
Second     42.00     34.50     42.96     30.00    $0.02     $0.02
Third      38.25     33.13     42.38     32.88    $0.02     $0.02
Fourth     41.75     33.75     41.50     40.38    $0.02     $0.02