Form 10-K405, Exhibit 13
period 1995-01-28
DILLARD DEPARTMENT STORES INC
filed 1995-04-28
CIK 28917

FASHION
                                     STATEMENT
                                     DILLARD'S
                                     1994 ANNUAL
                                     REPORT

TABLE OF CONTENTS

             The Corporation                                     1
             Letter To The Stockholders                          3
             Fashion Statement                                   7
             1994 Growth Statement                               13
             1995 Growth Statement                               14
             Corporate Organization                              17
             Operating Divisions                                 19
             Financial Review                                    21
             General Information       Inside Back Cover

Dillard's
The Corporation
        Dillard Department Stores, Inc. is a regional group of traditional department stores offering everyday value pricing on branded fashion and private label merchandise. The stores feature a distinctive merchandise mix with special emphasis on fashion apparel, home furnishings and electronics appealing to middle and upper-middle income consumers. The corporation's philosophy continues to embrace an ambitious program of expansion and remodeling as well as aggressive responses to industry trends in merchandise and pricing.

                   IN THIS ECONOMY,
                   THE ROLES OF
                   PRICE  AND
                   QUALITY
                   ARE MAGNIFIED DAILY
                   IN THE BATTLE
                   FOR MARKET SHARE

Letter To The Stockholders
        Fiscal 1994 proved to be one of the most challenging years in the history of your company. In spite of difficult market conditions, we achieved new records in sales volume and net income. Sales for 1994 were $5.5 billion, an 8% increase over last year's sales of $5.1 billion. Sales in comparable stores increased by 5%. Net income increased by 4% to $251.8 million from $241.1 last year. Earnings per share were $2.23 this year compared to $2.14 last year. During the year, we opened nine stores, two of which were replacement stores. These stores were located in Laredo, Texas; Paducah, Kentucky; Yuma, Arizona; Fort Worth, Texas; Charleston, South Carolina; Woodlands, Texas; Hattiesburg, Mississippi; Clarksville, Tennessee; and Ogden, Utah. These new stores were well received by the communities they serve. We are encouraged by their results. At the end of 1994 we operated 229 stores in twenty-one states. During the year, we invested a quarter of a billion dollars in building, remodeling and expansion. In 1994, we added 1,113,000 new square feet to our retail space.

        In 1995, we plan to open eleven stores, two of which will be replacement stores, and to remodel and expand an additional eight stores. Cash flow from operations will be adequate to fund these expenditures. These stores will add a total of 1,989,000 square feet to the company's selling space. Current plans call for capital expenditures of more than $300 million in 1995.
The most challenging area of our business continues to be the ladies' apparel area. The sales growth in this area trails the company average. We are constantly trying to improve the results in this area by providing our customers with the merchandise they want at a superior value.
        Our percentage of private label sales has increased to approximately 20% of total sales and we are confident of further growth in this area. This has allowed us to maintain a highly desirable and attractive image position with national brands while offering private brand pricing at savings of 25% or more compared to equivalent national brand merchandise.

        Our expense structure is one of the lowest in the industry. This year, our advertising, selling, administrative and general expenses as a percentage of sales reached a new low at 24%. We are always attentive to reducing expenses without sacrificing customer service. We do this by training our associates to be more productive, by investing in technology to maintain productivity, by disposing of less productive assets, and by focusing on every aspect of our business. During 1994, we incurred a charge of $11 million for the closure of three clearance stores. We feel that the closure of these stores will enhance our future profitability.During the year, we improved our cash generated from operating activities to $395 million compared to
$314 million for fiscal 1993. At the end of 1994, our balance sheet remains one of the strongest in the department store industry. During the year we reduced total funded debt by $124 million and our long-term debt to total capitalization ratio fell to 34.1%. We are poised for growth should the right opportunity present itself.
Our outstanding staff of associates continues to give us the ability to take advantage of opportunities for growth. We have tremendous confidence in our staff and management team, who are continually striving for better results. The combination of the highest quality staff and the highest quality facilities and systems is designed to provide enhanced customer satisfaction and an unmatched potential for uninterrupted growth. Our growth in 1994 and our plans and strategies for 1995 and beyond make a powerful statement of our commitment to higher returns for our stockholders. Our goal is to increase our ability to solve problems before they become advantages for our competitors and to take advantage of opportunities before they become opportunities for someone else.
Anything less than success - for us and for our investors - is unacceptable. And it has been since 1938.

                             THE MORE
                             EFFICIENT WE ARE
                             THE MORE
                             RESPONSIVE OUR
                             CUSTOMERS
                             WILL BECOME

Fashioning Stronger Growth
        Dillard's made a clear statement of strength in earnings, in expansion and in the implementation of strategies to ensure future growth, in a year when retailers and ladies' ready-to-wear were generally out of fashion with Wall Street and women respectively.
We have the mechanisms in place to improve the company's performance, specifically, ladies' ready-to-wear. These systems will allow us to offer our customers superior values in a greater variety of the merchandise they want. A major factor in Dillard's ability to make this powerful and growing statement of leadership in an incredibly competitive marketplace is its advanced information systems and sophisticated network of internal communications. This information network helps us project and monitor upturns as well as providing an early warning system for downturns. And, it serves as an important tool allowing us to respond more quickly and profitably to any unexpected changes in markets and trends.

        Integral to this communication process is our ability to maintain (via computer) accurate stock monitoring by store, by specific department or even by individual items (SKU's) where problems might arise. This provides us instant understanding of what the customer is looking for and how to deliver. We maintain thorough control of - and response to - issues of size and selection, of appropriate availability and consistency of presentation.
But computers are only machines. Our buyers and managers are continually in communication from store to store, analyzing and sharing successful programs and ideas. This ongoing analysis also has led to a greater emphasis on monitoring proper staffing to enhance sales. In other words, not only are we ensuring that the proper merchandise is in-store, we're applying the same discipline to assuring that the proper people are in place - in the right place - to facilitate sale of this merchandise.

Fashioning Greater Response Ability
        Response in retailing is defined as taking the necessary steps to place the right merchandise in the right place at the right time. In 1994, Dillard's implemented an ambitious series of strategies designed to enhance and improve its ability to respond quickly and appropriately in a growing number of supply and demand areas.
We've instituted buying practices that flow merchandise into stores closer to the time and place of sale. For instance, prior to the Christmas season we implemented a successful strategy that ensured the receipt of additional merchandise during a time of peak demand. This program allowed stores to provide a fresh look and greater selection to consumers in terms of merchandise and displays. The results of these new systems were positive and should continue to enhance store sales. We have improved our ability to maintain the timeliness of order points and order levels. Our communications network has allowed the creation of a system for the buying of merchandise based on actual rate of sales and consumer purchasing trends rather than relying so heavily on intuition.

        These steps not only have created incremental sales, they've helped eliminate out-of-stocks and provided a better handle on size control. Being more aggressive in our size scaling - in shoes, for instance - has affected the amount of inventory commitment and this, in turn, has led to improved sales and greater profitability both departmentally and storewide.
Strong sales growth in home furnishings and electronics was stimulated through this commitment to identifying and responding to trends. Dillard's continues to be in a strong position to take advantage of this market as families look more toward the home for entertainment and other daily activities.
Growth in this area also has tied in with our strategy of growth in the area of private label brands. We have expanded our private label selection of towels, linens and textiles, with increased selection of colors, textures and weights. We have experienced improved sales in name brand cookware and anticipate growth in a range of higher-ticket household goods such as breadmakers, pastamakers and cappuccino machines.

Private Labels In The Public Interest
        With discounters, catalogs, outlet malls and specialty shops competing in an economy that seems unable to equate increased growth with increased consumer confidence, the roles of price and quality are magnified daily in the battle for market share in the retailing industry.
        Dillard's strategies of combining everyday value pricing, top-of-the-pyramid name brands and increased private label selection have expanded its competitive position for 1995 and beyond.
We have continued our practice of pursuing better designer resources and, by working closely with manufacturers, we've achieved great success in marrying Dillard's strategies with brand strategies. With home run executions in the marketing of such names as Calvin Klein, Ralph Lauren Polo, Nautica and Tommy Hilfiger, we've been successful in enhancing our quality image and differentiating Dillard's from discounters and other competitors. We've also accomplished this while dealing effectively with price in the private label arena.
        We have undertaken this determined, positive and remarkably successful effort to increase private label awareness and sales at a remarkable pace. The percentage of private label brands sales has increased to approximately
20% of total store sales, with forecasting of continued growth. This philosophy allows us to promote image with national brands while offering private label price points of 25% to 30% less.
        This change in the balance of national brand and private label sales will have a positive impact on overall profitability. In 1994, Dillard's experienced substantial growth in sales while experiencing a slight decline in the percentage of gross profits to sales. This decline was caused in part by increased competition, narrower margins on national brand names and further implementation of our value priced program. This decline was partially offset by a successful and continuing system-wide program to reduce operating costs.
A major improvement in our merchandising efforts will be the centralized control of our private label products. With the corporation coordinating private label selection and quality, we are instituting the necessary framework to build a more profitable merchandising mix.

The Expanding Universe
        A healthy economy breeds success. And though no immediate turn-around is in sight for the current flatness experienced by many national retailers, simply waiting for such a change to occur is unacceptable. So, at Dillard's we have increased our commitment to physical growth and expansion nationally.
Where local economies have shown strength and promise, Dillard's is pursuing an ambitious program of expansion, remodeling and new store openings. With new stores opening in Kentucky, Indiana, Colorado and Utah, we have increased our market penetration to a total of 21 states with more on the horizon. In 1994 we invested more than $250,000,000 by building and expanding more than 1,113,000 square feet in our operating area.

Meeting The Challenge Of Change
        The steps Dillard's has taken to meet the challenges of a changing market in retailing and, especially, in women's fashion have laid an impressive foundation for continued success in 1995 and beyond. These measures combine the ability to respond quickly to short-term trends while instituting new practices that will assure responsible, predictable and profitable growth over the long term.
It is our pledge to this long-term view that has served as the foundation of Dillard's success since its inception in 1938. It is our deep conviction that thoughtful and proactive solutions to long-term challenges are essential for the development of the responsive infrastructure necessary to provide better value, better productivity and better profitability.

                             UNDERSTANDING
                             THE NEEDS OF THE
                             LONG TERM
                             IS KEY FOR
                             GREATER
                             PROFITABILITY

Opening Doors
To Growth
New Stores Opened - 1994
        Dillard's opened nine stores during the past year, two of which were replacement stores. The stores vary in size from a 44,000 square foot unit in Yuma, Arizona, to a 230,000 square foot unit in Fort Worth, Texas. These stores added a total of 1,048,000 gross square feet to our store system.


        March, 1994 Laredo, TX - Mall Del Norte
               A 150,000 sq. ft. store replacing a 88,000 sq. ft. store. March, 1994 Paducah, KY - Kentucky Oaks Mall
               A 74,000  sq. ft. store.
        March, 1994 Yuma, AZ - Southgate Mall
               A 44,000 sq. ft. store.
        August, 1994 Ft. Worth, TX - Hulen Mall
               A 230,000 sq. ft. store.
        August, 1994 Charleston, SC - Citadel Mall
               A 180,000 sq. ft. store replacing a 125,000 sq. ft. store. October, 1994 Woodlands, TX - The Woodlands
               A 227,000 sq. ft. store.
        October, 1994 Hattiesburg, MS - Turtle Creek
               A 126,000 sq. ft. store.
        October, 1994 Clarksville, TN - Governors Square
               A 110,000 sq. ft. store.
        November, 1994 Ogden, UT - Newgate Mall
               A 120,000 sq. ft. store.

Expanding Our Horizons
        Stores Expanded and Remodeled - 1994
During the past year, Dillard's completed major expansion and remodeling of two stores, adding 65,000 gross square feet to our store system.

        July, 1994
               San Angelo, TX - Sunset Mall
               A net expansion of 15,000 sq. ft.

        October, 1994 Dallas, TX - North Park Mall
               A net expansion of 50,000 sq. ft.

New Stores To Be Opened - 1995
In 1995, Dillard's will continue to aggressively expand. Projects currently in place include building eleven stores, two of which will replace existing stores, and expanding and remodeling eight others. The stores will vary in size from a 90,000 square foot unit to a 230,000 square foot unit, both in Louisville, Kentucky, with a combined gross square footage of 1,681,000 square feet.

        February, 1995 Brandon, FL - Brandon Town Center
               A 200,000 sq. ft. store.
        March, 1995 Clarksville, IN - Green Tree Mall
               A 140,000 sq. ft. store.
        March, 1995 Louisville, KY - Mall St. Matthews
               A 230,000 sq. ft. store.
        April, 1995 Greenville, SC - Haywood Mall
               A 220,000 sq. ft. store replacing a 125,000 sq.ft. store. August, 1995 Colorado Springs, CO - Citadel Crossing
               A 180,000 sq. ft. store.
        August, 1995 High Point, NC - Oak Hollow Mall
               A 148,000 sq. ft. store.
        August, 1995 Pembroke Pines, FL - Pembroke Lakes Mall
               A 155,000 sq. ft. store.
        August, 1995 Louisville, KY - Jefferson Mall
               A 90,000 sq. ft. store.
        September, 1995 Sanford, FL - Seminole Town Center
               A 210,000 sq. ft. store.
        October, 1995 Austin, TX - Lakeline Mall
               A 210,000 sq. ft. store.
        November, 1995 Tampa, FL - University Square
               A 180,000 sq. ft. store replacing a
               157,000 sq. ft. store.

Dillard's Locations
Year End, 1994

Number of Stores

Total                 229
Texas                  62
Florida                27
Louisiana              16
Missouri               16
Oklahoma               14
Arizona                13
North Carolina         13
Ohio                   13
Tennessee              12
Kansas                  9
Arkansas                7
South Carolina          6
Nebraska                4
New Mexico              4
Nevada                  3
Mississippi             3
Illinois                2
Utah                    2
Alabama                 1
Iowa                    1
Kentucky                1



Stores To Be Expanded and Remodeled - 1995
        Plans call for eight stores to be remodeled and expanded in 1995. These expansions to remodeled stores will range in size from a 5,000 square foot remodeling of the Penn Square store in Oklahoma City, Oklahoma, to a 56,000 square foot addition to Dillard's store at The Meadows in Las Vegas, Nevada. For the year, a total of 308,000 square feet will have been added.

        January, 1995 Lake Jackson, TX - Brazos Mall
               A net expansion of 32,000 sq. ft.
        March, 1995 Paducah, KY - Kentucky Oaks Mall
               A net expansion of 40,000 sq. ft.
        August, 1995 Memphis, TN - Oak Court Mall
               A net expansion of 48,000 sq. ft.
        August, 1995 Lincoln, NE - Gateway Mall
               A net expansion of 20,000 sq. ft.
        October, 1995 Las Vegas, NV - The Meadows
               A net expansion of 56,000 sq. ft.
        October, 1995 St Louis, MO - Chesterfield Mall
               A net expansion of 55,000 sq. ft.
        November, 1995 Boardman, OH - Southern Park
               A net expansion of 52,000 sq. ft.
        November, 1995 Oklahoma City, OK - Penn Square
               A net expansion of 5,000 sq. ft.

                             WE RECOGNIZE THAT PEOPLE
                             ARE OUR MOST
                             IMPORTANT
                             ASSET

Corporate Organization Management

                             William Dillard
                             Chairman of the Board
                             Chief Executive Officer

                             William Dillard, II
                             President
                             Chief Operating Officer

                             Alex Dillard
                             Executive Vice President

                             Mike Dillard
                             Executive Vice President

                             James I. Freeman
                             Senior Vice President
                             Chief Financial Officer

                             James E. Darr, Jr.
                             Senior Vice President
                             Secretary
                             General Counsel

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

                             John A. Franzke
                             T.R. Gastman
                             Bernard Goldstein
                             Roy Grimes
                             Randal L. Hankins
                             G. William Haviland
                             John Hawkins
                             Mark Killingsworth
                             David Kolmer
                             Gaston Lemoine
                             Denise Mahaffy
                             Robert G. McGushin
                             Michael S. McNiff
                             Anthony Menzie
                             Ken Moore
                             Dominick E. Morvant
                             Steven K. Nelson
                             Steven T. Nicoll
                             Harry D. Passow
                             M.E. Ritchie, Jr.
                             Richard Roberds
                             Robert L. Robicheaux
                             James Schatz
                             Linda Sholtis
                             Burt Squires
                             Joseph W. Story
                             Ralph Stuart
                             David Terry
                             William B. Warner
                             Richard B. Willey

Corporate Organization
Continued

Board Of
Directors

                             William Dillard
                             Chairman of the Board
                             Chief Executive Officer
                             Dillard Department Stores

                             Calvin N. Clyde, Jr.
                             Chairman of the Board
                             T.B. Butler Publishing Co., Inc., Tyler, Texas

                             Robert C. Connor
                             Investments

                             Drue Corbusier
                             Vice President
                             Dillard Department Stores

                             Will D. Davis
                             Partner
                             Heath, Davis & McCalla
                             Attorneys
                             Austin, Texas

                             Alex Dillard
                             Executive Vice President
                             Dillard Department Stores

                             Mike Dillard
                             Executive Vice President
                             Dillard Department Stores

                             William Dillard, II
                             President
                             Chief Operating Officer
                             Dillard Department Stores

                             James I. Freeman
                             Senior Vice President
                             Chief Financial Officer
                             Dillard Department Stores

                             John Paul Hammerschmidt
                             Retired Member of Congress
                             Harrison, Arkansas

                             William B. Harrison, Jr.
                             Vice Chairman
                             Chemical Banking Corporation
                             New York, New York

                             J.M. Hessels
                             Chairman, Executive Board
                             Vendex International N.V.
                             Amsterdam, The Netherlands

                             John H. Johnson
                             President and Publisher
                             Johnson Publishing Company, Inc.
                             Chicago, Illinois

                             E. Ray Kemp
                             Retired Vice Chairman and
                             Chief Administrative Officer
                             Dillard Department Stores

                             William H. Sutton
                             Managing Partner
                             Friday, Eldredge & Clark Attorneys
                             Little Rock, Arkansas

Operating Divisions

                             Cleveland
                             Roy Grimes
                             Chairman

                             David Kolmer
                             Vice President,
                             Stores

                             Neil Christensen
                             Vice President,
                             Sales Promotion

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

                             Donald C. Bradley
                             President

                             Wynelle Chapman
                             Vice President,
                             Merchandising

                             William B. Warner
                             Vice President,
                             Merchandising

                             Gaston Lemoine
                             Vice President, Stores

                             Richard Roberds
                              Vice President, Stores

                             Linda Sholtis
                             Vice President, Stores

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

                             St. Louis
                             Harry D. Passow
                             Chairman

                             Ken Moore
                             President

                             Daniel Demicell
                             Vice President, Merchandising

                             Mark Killingsworth
                             Vice President, Merchandising

                             Richard Eagan
                             Vice President, Stores

                             Robert L. Robicheaux
                             Vice President, Stores

                             Howard Hall
                             Vice President,
                             Sales Promotion

Financial Review

      Table of Selected Financial Data                   22
      Management's Discussion and Analysis               24
      Independent Auditors' Report                       27
      Consolidated Balance Sheets                        28
      Consolidated Statements of Income                  29
      Consolidated Statements of Stockholders Equity     30
      Consolidated Statements of Cash Flows              31
      Notes to Consolidated Statements                   32

Table of Selected Financial Data
Dillard Department Stores, Inc. And Subsidiaries

(In thousands of dollars, except per share data)

                                       1994        1993        1992        1991        1990       1989*        1988
Net Sales                           $5,545,803  $5,130,648  $4,713,987  $4,036,392  $3,605,518  $3,049,062  $2,558,395
  Percent Increase                           8%          9%         17%         12%         18%         19%         16%
Cost of Sales                        3,614,628   3,306,757   3,043,438   2,565,904   2,287,891   1,926,971   1,636,861
  Percent of Sales                        65.2%       64.4%       64.5%       63.6%       63.5%       63.2%       64.0%
Interest and Debt Expense              124,282     130,915     121,940     109,386      97,032      91,836      80,979
Income Before Taxes                    406,110     399,534     375,330     322,157     280,778     227,892     172,529
Income Taxes                           154,320     158,400     138,900     116,000      98,000      79,800      58,700
Net Income                             251,790     241,134     236,430     206,157     182,778     148,092     113,829
Per Common Share **
  Income                                  2.23        2.14        2.11        1.84        1.67        1.45        1.18
  Dividends                               0.10        0.08        0.08        0.07        0.07        0.06        0.05
  Book Value                             20.55       18.42       16.28       14.19       12.31       10.23        7.80
Average Number of Shares
  Outstanding  **                  113,013,998 112,808,262 112,292,575 111,832,758 109,351,914 101,890,272  96,655,737

Accounts Receivable - Total          1,117,411   1,111,744   1,106,010   1,004,496     932,544     759,803     654,333
Merchandise Inventories              1,362,756   1,299,944   1,178,562   1,052,683     889,333     716,054     527,931
Property and Equipment               1,960,922   1,892,054   1,662,181   1,318,027   1,066,562     897,847     787,210
Total Assets                         4,577,757   4,430,274   4,107,114   3,498,506   3,007,979   2,496,277   2,067,517

Long-term Debt                       1,178,503   1,238,293   1,381,676   1,008,967     839,490     739,597     620,956
Capitalized Lease Obligations           22,279      31,621      32,381      29,489      31,284      32,900      25,157
Deferred Income Taxes - Total          302,801     284,981     178,311     143,463     115,854     108,426     128,565
Stockholders' Equity                 2,323,567   2,081,647   1,832,018   1,583,475   1,364,885   1,094,721     752,178

Number of Employees - Average           37,832      35,536      33,883      32,132      31,786      26,304      23,114

Gross Square Footage (in thousands)     35,300      34,900      33,200      29,100      26,600      23,500      20,800

Number of Stores
  Opened                                     7          10          11          10           4           3           7
  Acquired                                   0           0          12           7          23          19           4
  Closed                                     5           1           3           5           3           6           0
Total - End of Year                        229         227         218         198         186         162         146

 **  Restated 3 for 1 stock split
  *  53 Weeks





Table of Selected Financial Data
Dillard Department Stores, Inc. And Subsidiaries

(In thousands of dollars, except per share data)

                                       1987        1986        1985       1984*
Net Sales                           $2,206,347  $1,851,423  $1,601,357  $1,277,280
  Percent Increase                          19%         16%         25%         51%
Cost of Sales                        1,398,808   1,179,157   1,016,199     811,522
  Percent of Sales                        63.4%       63.7%       63.5%       63.5%
Interest and Debt Expense               64,179      47,912      44,938      37,689
Income Before Taxes                    155,223     131,858     114,903      87,608
Income Taxes                            64,000      57,400      48,000      38,050
Net Income                              91,223      74,458      66,903      49,558
Per Common Share **
  Income                                  0.94        0.78        0.76        0.61
  Dividends                               0.05        0.04        0.04        0.03
  Book Value                              6.67        5.77        4.14        3.41
Average Number of Shares
  Outstanding  **                   96,571,272  95,078,094  87,619,470  81,943,728

Accounts Receivable - Total            605,299     472,639     387,612     333,830
Merchandise Inventories                500,831     385,509     305,781     252,239
Property and Equipment                 694,991     513,421     394,189     325,736
Total Assets                         1,888,033   1,427,639   1,139,414     963,294

Long-term Debt                         594,773     400,319     386,070     384,661
Capitalized Lease Obligations           26,443      13,695      14,676      15,575
Deferred Income Taxes - Total          125,828     116,549      88,649      72,778
Stockholders' Equity                   643,386     556,617     362,333     298,353

Number of Employees - Average           21,168      18,412      16,010      12,965

Gross Square Footage (in thousands)     18,500      15,600      13,600      12,500

Number of Stores
  Opened                                     6           8           8           3
  Acquired                                  17          11           0          25
  Closed                                     3           5           0           1
Total - End of Year                        135         115         101          93

 **  Restated 3 for 1 stock split
  *  53 Weeks

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATION

DILLARD DEPARTMENT STORES, INC.

Sales

     Sales for 1994 increased 8% over the prior year. The sales increases for the past five years on a comparable 52-week basis have been:

                             1994      1993      1992      1991      1990
Sales Increase                8%        9%       17%       12%       20%



     Comparable store sales increases by quarter for the past five years has been:

                             1994      1993      1992      1991      1990

First Quarter                 7%        3%        9%         9%      14%
Second Quarter                4         4         5         10       14
Third Quarter                 5         3        10          5       10
Fourth Quarter                4         3         8          2        6
Year                          5         3         8          6       10


     Comparable store sales include sales for those stores which were in operation for a full period in both the current quarter and the corresponding quarter for the prior year. Management believes that the majority of the increase in comparable store sales in these periods was attributable to an increase in the volume of goods sold rather than an increase in the price of goods.

     The sales mix for the past five years by category and percent of total sales has been:
                             1994      1993      1992      1991      1990

Cosmetics                    12.5%     12.5%     12.2%     12.2%     11.9%
Women's & Junior's Clothing  30.4      31.1      31.6      31.2      29.9
Children's Clothing           6.7       6.7       6.8       6.9       6.8
Men's Clothing & Accessories 18.6      18.1      17.7      17.4      17.1
Shoes,Accessories & Lingerie 19.1      18.6      17.9      17.4      17.1
Home                         11.9      11.7      11.9      12.7      14.4
Leased Departments             .8       1.3       1.9       2.2       2.8

Total                        100.0%    100.0%    100.0%    100.0%    100.0%

     The Company experienced above average sales gains during 1994, 1993 and 1992 in men's clothing and in shoes. Sales gains trailed the company average in the women's and junior's clothing area in 1994 and 1993. Sales in leased departments have declined significantly over the past few years as the Company has de-emphasized this area.

     At year end there were 229 stores in operation. Annual gross square footage of stores in operation at year end and approximate sales per gross square foot for the past five years have been:

                      1994       1993        1992        1991        1990

Sales (000)        $5,545,803 $5,130,648 $4,713,987  $4,036,392 $3,605,518
Gross Square
  Footage (000)        35,300    34,900    33,200    29,100    26,600
Sales per Square Foot   $ 157     $ 147     $ 142     $ 138     $ 136
Gross Square Footage of
  owned properties
                 (000) 24,500    22,700    21,300    18,400    15,300

Cost of Sales

     Cost of sales for the past five years has been:

                         1994      1993      1992      1991      1990
Cost of Sales
  (LIFO Basis)          65.2%     64.4%     64.5%     63.6%     63.5%
LIFO (Credit) Charge
   (000)            $(13,200)      $200    $4,300    $1,100    $5,900
Cost of Sales
  (FIFO Basis)          65.4%     64.4%     64.5%     63.5%     63.3%

The increase in the cost of sales for 1994 was caused by a higher level of markdowns than in the prior year. The increase in the cost of sales for 1992 is primarily the result of lower initial markups associated with the continued implementation of the Company's everyday pricing strategy.

Expenses

     Expenses as a percent of sales for the past five years are as follows:
                         1994      1993      1992      1991      1990

Advertising, Selling, Administrative
  & General             24.0%     24.1%     24.3%     25.2%     25.4%
Depreciation &
  Amortization           3.4       3.3       2.9       2.8       2.7
Rentals                  1.2       1.3       1.3       1.4       1.5
Interest & Debt Expense  2.2       2.6       2.6       2.7       2.7

     During 1994, the Company incurred an $11 million pre-tax charge for the closure of three clearance stores. This adversely affected selling, administrative and general expenses, depreciation and amortization, and rentals. During 1994 and 1993, advertising, selling, administrative and general expenses declined as a percentage of sales. The Company continues to control these expenses as sales have grown. Depreciation and amortization increased as a percentage of sales during 1994 and 1993. This is due to the additional depreciation of approximately $7.6 million for 1993 calculated on the increase in property and equipment required by the adoption of SFAS No. 109 (see Income Taxes), due to a higher proportion of the Company's properties being owned rather than leased, and due to the store closure charge in 1994. Rentals decreased slightly as a percentage of sales during 1994, primarily due to a higher proportion of the Company's properties being owned rather than leased. Interest and debt expense declined as a percentage of sales in 1994 reflecting an overall lower level of debt partially offset by higher interest rates on short term debt.


Trade Accounts Receivable

     The year-to-year percentage growth in sales and accounts receivable has been:
                         1994      1993      1992      1991      1990

Sales                      8%        9%       17%       12%       20%
Accounts Receivable        1         1        10         8        23


     The growth in accounts receivable continues to lag the growth in sales due to the increasing popularity of credit cards issued by third parties. In 1992, the Company acquired approximately $37 million of accounts receivable in connection with the acquisition of Higbee.

Liquidity & Capital Resources

     The relevant ratios regarding liquidity and capital resources for the past five years are:
                         1994      1993      1992      1991      1990

Working Capital(000)$1,765,844$1,660,629$1,677,378$1,351,349$1,191,675
Current Ratio             3.3       3.1       3.4       2.8       2.8
Long-term debt to
  capitalization        34.1%     37.9%     43.6%     39.6%     39.0%
Stockholders' equity to
  total assets          50.8%     47.0%     44.6%     45.3%     45.4%

     These measures continue to improve as the Company finances the growth of the business through operating earnings without the need for additional debt financing. The Company did not issue long-term debt during fiscal 1994 or fiscal 1993. The Company sold unsecured notes in the amount of $400 million during 1992: $100 million 7.375% notes due June 15, 1999, $100 million 7.15% notes due September 1, 2002, $100 million 7.85% notes due October 1, 2012, and $100 million 7.875% notes due January 1, 2023. The proceeds were used to reduce the balance of commercial paper outstanding and for general corporate purposes. At the end of 1994, the Company had an outstanding shelf registration for unsecured notes in the amount of $200 million.

     For the past several years, Dillard Investment Co., Inc. ("DIC"), a wholly-owned finance subsidiary has sold commercial paper in the public market. At January 28, 1995, the amount of commercial paper outstanding was $90 million.

     The Company has line of credit agreements with various banks aggregating $110 million. Additionally, the Company and DIC have a revolving line of credit in the amount of $500 million. At January 28, 1995 and January 29, 1994, no funds were borrowed under the revolving line of credit or the line of credit agreements.

      During 1994, the Company generated $395.3 million in cash from operating activities, as compared to $314.5 million in fiscal 1993 and $359.4 million in fiscal 1992. The primary reason for the increase in 1994 over 1993 is that merchandise inventories did not increase as fast as in the prior year. Merchandise inventories increased by approximately 5% in 1994 and 10% in 1993. There was no increase in the Company's merchandise inventories on a comparable store basis in 1994. The increase in the Company's merchandise inventories on a comparable store basis in 1993 was 5%.


     Capital expenditures for 1994 were $252.9 million compared to $316.7 million for 1993 and $344.1 million for 1992. During 1992, the Company acquired the remaining 50% ownership in Higbee.

     During 1994, the Company opened nine new stores (two of which were replacement stores), expanded two stores and closed five stores. During 1993, the Company opened 10 stores and closed one store. During 1992, the Company opened 12 stores (one of which was a replacement store), acquired 12 stores through the acquisition of the Higbee Company ("Higbee") and closed three stores.

     For 1995, the Company plans to open 11 stores, two of which will be replacement stores. In addition, the Company plans to expand and remodel an additional eight stores. At January 28, 1995, the Company is committed to incur costs of approximately $164 million to complete and equip these stores. The Company anticipates that cash flow from operations will be adequate to fund the capital expenditures as well as the working capital requirements of the stores.

Income Taxes

     Effective January 31, 1993, the Company changed its method of accounting for income taxes from deferred method to the liability method required by Financial Accounting Standards Board Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes". As permitted under SFAS No. 109, prior years' financial statements have not been restated. The cumulative effect of adopting SFAS No. 109 as of January 31, 1993 was to increase the Company's assets (principally property and equipment) and liabilities (principally deferred income taxes) by approximately $87 million. The increase resulted from a requirement to adjust the assets and liabilities for prior business combinations from net of tax to pretax amounts.

     During 1993, Congress passed the Omnibus Budget Reconciliation Act of 1993 (the "Act") which raised the federal income tax rate by 1% effective January 1, 1993. Included in income tax expense for fiscal 1993 is a charge of approximately $6.6 million for the cumulative effect of the Act on the Company's deferred income taxes. Excluding the above described charge, the effective federal and state income tax rate was 38% for fiscal 1994 compared to 38% for fiscal 1993, and 37% for fiscal 1992.

INDEPENDENT AUDITORS' REPORT
To the Stockholders and Board of Directors of
	Dillard Department Stores, Inc.
Little Rock, Arkansas

We have audited the accompanying consolidated balance sheets of Dillard Department Stores, Inc. and subsidiaries as of January 28, 1995 and January 29, 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended January 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dillard Department Stores, Inc. and subsidiaries as of January 28, 1995 and January 29, 1994, and the results of their operations and their cash flows for each of the three years in the period ended January 28, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for income taxes effective January 31, 1993 to conform with Statement of Financial Accounting Standards No. 109.


Deloitte & Touche LLP
New York, New York
February 22, 1995

DILLARD DEPARTMENT STORES, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in Thousands, Except Share Data)

                                                     January 28,1995   	   January 29,1994
ASSETS

CURRENT ASSETS:
	Cash and cash equivalents	                                 $	51,095    	         $	51,244
	Trade accounts receivable (net of allowance for
 doubtful accounts of $15,307 and $15,214,
 respectively)		                                           1,102,104	       	    1,096,530
	Merchandise inventories	                                 	1,362,756	            1,299,944
	Other current assets		                                        8,847            		   8,976

					Total current assets		                                2,524,802	 	          2,456,694



INVESTMENTS AND OTHER ASSETS		                                68,810	              	52,110



PROPERTY AND EQUIPMENT (Notes 4 and 10):
	Land and land improvements		                                 43,884      	         44,573
	Buildings and leasehold improvements		                    1,261,629		           1,162,120
	Furniture, fixtures and equipment		                       1,688,161             1,583,380
	Buildings under construction		                               49,469	              	13,977
	Less accumulated depreciation and amortization	         	(1,082,221)        		   (911,996)
                                                    							1,960,922		           1,892,054



BUILDINGS UNDER CAPITAL LEASES - Less amortization
	of $26,799 and $29,593, respectively (Note 9)		              23,223	    	          29,416

TOTAL ASSETS                                            	$	4,577,757	          $	4,430,274

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
	Trade accounts payable and accrued expenses (Note 5)	     $	545,522	            $ 529,475
	Commercial paper (Note 3)		                                  89,906		             145,276
	Federal and state income taxes (Note 6)		                    65,454	               54,011
	Current portion of long-term debt (Note 4)	                  55,903                65,061
	Current portion of capital lease obligations (Note 9)	        2,173                 2,242

					Total current liabilities		                             758,958		             796,065

LONG-TERM DEBT (Note 4):		                                 1,178,503		            1,238,293

CAPITAL LEASE OBLIGATIONS (Note 9)		                          22,279		               31,621

DEFERRED INCOME TAXES (Note 6)		                             294,450		              282,648

OPERATING LEASES AND COMMITMENTS (Note 10)

STOCKHOLDERS' EQUITY (Notes 7 and 8):
	Preferred stock - shares issued, 4,400		                        440	        	          440
	Common stock, Class A - shares issued, 109,028,595
		and 108,974,658, respectively		                              1,090                  1,090
	Common stock, Class B (convertible) - shares issued,
		4,017,061		                                                     40	                    40
	Additional paid-in capital		                                624,086		              622,634
	Retained earnings	                                       	1,697,911		            1,457,443

					Total stockholders' equity		                          2,323,567		            2,081,647

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	              $	4,577,757	            $4,430,274

See notes to consolidated financial statements.

DILLARD DEPARTMENT STORES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in Thousands, Except Per Share Data)

Year Ended                                         	January 28, 1995	 January 29,1994	 January 30, 1993

NET SALES, INCLUDING SALES OF
	LEASED DEPARTMENTS	                                     $	5,545,803	$	5,130,648	      $	4,713,987

SERVICE CHARGES, INTEREST AND OTHER
	INCOME		                                                    182,785    	181,746		         169,244

                                                    							5,728,588  	5,312,394		       4,883,231

COSTS AND EXPENSES:
	Cost of sales		                                           3,614,628 		3,306,757		       3,043,438
	Advertising, selling, administrative and
		general expenses		                                       1,328,353 		1,239,049		       1,144,248
	Depreciation and amortization		                             190,299		   171,181		         135,524
	Rentals (Note 10)		                                          64,916		    64,958		          62,751
	Interest and debt expense (Note 4)		                        124,282		   130,915		         121,940

					Total costs and expenses		                            5,322,478	 	4,912,860		       4,507,901

INCOME BEFORE FEDERAL AND STATE
	INCOME TAXES 		                                             406,110		   399,534		         375,330

FEDERAL AND STATE INCOME TAXES (Note 6)		                    154,320		   158,400		         138,900

NET INCOME	                                                $	251,790	  $	241,134	        $	236,430

INCOME PER COMMON SHARE	                                      $	2.23	     $ 2.14	     $ 2.11


See notes to consolidated financial statements.

DILLARD DEPARTMENT STORES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Amounts in Thousands, Except Per Share Data)

                                                             Common  Common  Additional
                                                 	Preferred		 Stock   Stock   	Paid-in	   Retained
	                                                   Stock	   Class A	Class B	  Capital	    Earnings    Total

BALANCE, FEBRUARY 1, 1992		                           $440  	$44,806 	$1,682		$529,277   $1,007,270	  $1,583,475

	Change in par value		                                  -	   (43,730)	(1,642)   45,372		      -			         -
	Issuance of 1,162,387 shares under stock option,
		employee savings and stock bonus
		plans (net of 1,210,463 shares canceled)		            -		        9    		-		   19,936       (9,370)      10,575
	Tax benefit from exercise of stock options		           -         	-	    	-	    10,515        -		         10,515
	Net income		                                           -		        -		    -		       -		     236,430      236,430
	Cash dividends:
		Preferred stock, $5 per share		                       -		        -		    -		       -		         (22)         (22)
		Common stock, $.08 per share		                        -		        -		    -		       -		      (8,955)      (8,955)

BALANCE, JANUARY 30, 1993		                            440		   1,085      40		 605,100		  1,225,353		  1,832,018
	Issuance of 469,515 shares under stock option,
		employee savings and stock bonus
		plans (net of 38,999 shares canceled)		               -		        5		     -		  17,372		      -           17,377
Tax benefit from exercise of stock options		            -		        -		     -		     162		      -              162
	Net income		                                           -	        	-	     	-	       -         -          241,134	241,134
	Cash dividends:
		Preferred stock, $5 per share		                       -		        -		     -		      -		         (22)	        (22)
		Common stock, $.08 per share		                        -		        -		     -		      -		      (9,022)      (9,022)

BALANCE, JANUARY 29, 1994	                             440     1,090	    	40		 622,634	   1,457,443    2,081,647
	Issuance of 53,937 shares under stock option,
		employee savings and stock bonus
		plans			                                              -		        -		     -		   1,452		      -		          1,452
	Net income		                                           -		        -	     	-		      -		     251,790		    251,790
	Cash dividends:
		Preferred stock, $5 per share		                       -	         -       -		      -		         (22)       		(22)
		Common stock, $.10 per share		                        -		        -		     -		      -		     (11,300)		   (11,300)

BALANCE, JANUARY 28, 1995	                            $440	  $	1,090	   $	40	 $624,086   $1,697,911   $2,323,567

See notes to consolidated financial statements.


DILLARD DEPARTMENT STORES, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in Thousands)

Year Ended                             	January 28, 1995 	January 29, 1994 	January 30, 1993

OPERATING ACTIVITIES:
	Net income	                                  $	251,790	        $	241,134	     $	236,430
	Adjustments to reconcile net income to
		net cash provided by operating activities:
		Depreciation and amortization		               191,870	          172,839        137,008
		Deferred income taxes		                        19,720		          23,500    	    36,700
		Gain on sale of property and equipment		          -                	-		           (104)
		Changes in operating assets and liabilities, net
			of effects from acquisition of businesses:
			Increase in trade accounts receivable		       (5,574)		         (6,310)		     (64,554)
			Increase in merchandise inventories		        (62,812)       		(121,382)	      (41,204)
			Decrease (increase) in other current assets		    129		          (3,463)	          175
			Increase in investments and other assets   		(18,271)         		(2,309)   		  (11,051)
			Increase in trade accounts payable and
				accrued expenses and income taxes		          18,442		          10,532		       66,023

					Net cash provided by operating activities		395,294		         314,541		      359,423

INVESTING ACTIVITIES:
	Purchase of property and equipment		          (252,974)	       	(316,695)	     (344,050)
	Proceeds from sale of property and equipment		     -		               -	      	    3,867
	Acquisition of businesses, net of cash acquired		  -		               -		        (14,922)

		Net cash used in investing activities      		(252,974)	       	(316,695)  	 	 (355,105)

FINANCING ACTIVITIES:
	Net (decrease) increase in commercial paper  		(55,370)         		88,655    		 (183,682)
	Proceeds from long-term borrowings		               -		               -		        475,000
	Principal payments on long-term debt and
		capital lease obligations		                   (78,359)       		(136,347)		    (259,042)
	Dividends paid		                               (10,192)         		(9,033)  		    (6,717)
	Common stock issued		                            1,452		          17,539		       21,090

		Net cash (used in) provided by financing
      activities		                             (142,469)		       (39,186)		       46,649

(DECREASE) INCREASE IN CASH AND
	CASH EQUIVALENTS                               		(149)       		 (41,340)    		   50,967

CASH AND CASH EQUIVALENTS, BEGINNING
	OF YEAR		                                      51,244          		92,584    		    41,617

CASH AND CASH EQUIVALENTS, END OF YEAR       	$	51,095         	$	51,244    	   $	92,584


See notes to consolidated financial statements.

DILLARD DEPARTMENT STORES, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 28, 1995, JANUARY 29, 1994 AND JANUARY 30, 1993


1.	DESCRIPTION OF BUSINESS AND SUMMARY OF
	  SIGNIFICANT ACCOUNTING POLICIES

	Description of Business - Dillard Department Stores, Inc. (the "Company") operates retail department stores located primarily in the Southeastern, Southwestern and Midwestern areas of the United States.
 The Company's fiscal year ends on the Saturday nearest January 31.
 The fiscal years 1994, 1993 and 1992 ended on January 28, 1995,
 January 29, 1994 and January 30, 1993, respectively, and each included
 52 weeks.

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

	Revenues - Retail sales are recorded on the accrual basis and include leased department sales of $46.2 million, $66.5 million and $91.9 million for fiscal 1994, 1993 and 1992, respectively.

	Costs, Expenses and Related Balance Sheet Accounts - The retail last-in, first-out ("LIFO") inventory method is used to value merchandise inventories. At January 28, 1995, the LIFO cost of merchandise was approximately equal to the first-in, first-out ("FIFO") cost of merchandise.
 At January 29, 1994, the LIFO cost of merchandise inventories was approximately $13.2 million less than FIFO cost.

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

	Income Taxes - Effective January 31, 1993, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting
 Standards ("SFAS") No. 109, "Accounting for Income Taxes." Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at year-end. Financial statements for prior years have not been restated and the cumulative effect of the accounting change was to increase the Company's assets (principally property and equipment) and liabilities (principally deferred income taxes) by approximately $87 million.

	Accounts Receivable - Customer accounts receivable are classified as current assets and include some which are due after one year, consistent with industry practice. Concentrations of credit risk with respect to customer receivables are limited due to the large number of customers comprising the Company's credit card base, and their dispersion across the country.

	Credit Card and Financing Subsidiaries - DIC's business consists of financing, through the issuance of commercial paper and long-term borrowings, the Company's accounts receivable.  DNB grants credit card loans to the Company's customers.  Earnings before income taxes of DIC and its subsidiary were $35.4 million, $43.8 million and $22.8 million for fiscal
 1994, 1993 and 1992, respectively.  Summary balance sheet information for
 DIC and its subsidiary is presented below (in thousands of dollars):
           	                       						January 28,	1995      January 29,1994


 Assets, principally accounts receivable     	$	1,112,447	         $	1,099,437
	Commercial paper and long-term debt            		264,906		            320,276
	Other liabilities, principally due to the
 Company                                          670,695             	623,910
	Equity	                                          176,846		            155,251

	Earnings per Common Share - Earnings per common share have been computed based on the weighted average of Class A and Class B common shares outstanding, after deducting preferred dividend requirements and giving effect to outstanding stock options. Shares used in computing earnings per common share were 113,013,998, 112,808,262 and 112,292,575 for fiscal 1994,
 1993 and 1992, respectively.

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

	Recent Accounting Pronouncements - In December 1991, the FASB issued SFAS No. 107, "Disclosures About Fair Value of Financial Instruments,
 " which requires disclosure of the fair value of financial instruments, both assets and liabilities recognized and not recognized in the consolidated balance sheet of the Company, for which it is practicable to estimate fair value. The estimated fair values of financial instruments which are presented herein have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgement is required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of amounts the Company could realize in a current market exchange.

	The fair value of trade accounts receivable is determined by discounting the estimated future cash flows at current market rates, after consideration of credit risks and servicing costs using historical rates.
 The fair value of the Company's long-term debt is based on market prices or dealer quotes (for publicly traded unsecured notes) and on discounted future cash flows using current interest rates for financial instruments with similar charcteristics and maturity (for bank notes and mortgage notes).

	The fair value of the Company's cash and cash equivalents, trade accounts receivable and commercial paper borrowings approximates their carrying values at January 28, 1995 and January 29, 1994 due to the short-term maturities of these instruments. The fair value of the Company's long-term debt at January 28, 1995 and January 29, 1994 was $1,240 million and
 $1,481 million, respectively. The carrying value of the Company's long-term debt at January 28, 1995 and January 29, 1994 was $1,234 million and
 $1,303 million, respectively.

2.	ACQUISITION

	In July 1992, the Company entered into an agreement to acquire the remaining
 50% ownership interest in The Higbee Company ("Higbee") from The Edward J.
 DeBartolo Corporation ("DeBartolo") for $16.5 million  in cash.  Higbee, in which the Company and DeBartolo each previously had a 50% ownership interest, was a Cleveland based department store chain operating 12 stores.  At the date of acquisition, Higbee had assets with a fair value of approximately
 $280 million, including cash of $1.6 million, and liabilities of approximately $222.8 million.  The Higbee stores were intergrated into the
 Company's operations during fiscal 1992.  The acquisition was accounted for as a purchase and, accordingly, the results of Higbee have been included in the Company's consolidated operations since its effective acquisition date,
 August 2, 1992.

3.	COMMERCIAL PAPER AND REVOLVING CREDIT AGREEMENT

	DIC commercial paper generally matures within 45 days from the date of issue at effective interest rates ranging from 5.41% to 5.61% at January 28, 1995. At January 28, 1995 and January 29, 1994, the weighted average interest rate of outstanding commerical paper was 5.56% and 3.06%, respectively. The average amount of commercial paper outstanding during fiscal 1994 was $122 million, at a weighted average interest rate of 4.66%.

	At January 28, 1995, the Company and DIC had revolving line of credit agreements with various banks aggregating $500 million. The line of credit agreements require that consolidated stockholders' equity be maintained at $1 billion or more. These agreements expire on July 13, 1999. Interest may be fixed for periods from one to six months at the election of the Company or DIC. Interest is payable at the lead bank's certificate of deposit, alternative base rate or Eurodollar rate.

	In addition, at January 28, 1995, the Company had line of credit agreements with various banks aggregating $110 million.  The agreements have no fixed date of expiration, and interest on amounts drawn fluctuates daily based on market rates.  There were no funds borrowed under the revolving line of credit agreements or line of credit agreements during fiscal 1992 through fiscal 1994.

4.	LONG-TERM DEBT

	Long-term debt consists of the following (in thousands of dollars):

                                          	January 28, 1995 	January 29, 1994
	Unsecured notes at rates ranging from
		7.15% to 9.625%, due 1995 through 2023	         $	900,000	        $	950,000
	Unsecured 5.7% note to bank, due
		June 3, 1996		                                     75,000		          75,000
	Unsecured 9.25% notes of DIC
		due 1997 through 2001		                           175,000		         175,000
	Mortgage notes, payable monthly or
		quarterly (some with balloon payments)
		over periods up to 31 years from
		inception and bearing interest at
		rates ranging from 6.375% to 13.25% (1)		          84,406		         103,354
                                              				1,234,406       		1,303,354
	Current portion	                                  	(55,903)        		(65,061)
                                                $	1,178,503      	$	1,238,293

(1)	Building, land, land improvements and equipment with a carrying value of
    $85.7 million at January 28, 1995 are pledged as collateral on these notes.

	Maturities of long-term debt over the next five years are $55.9 million, $130.8 million, $181.4 million, $107.1 million and $107.8 million.

	Interest and debt expense consists of the following (in thousands of dollars):

                                                    	Fiscal  	Fiscal  	Fiscal
	                                                     1994	    1993	    1992

	Long-term debt:
		Interest	                                      $	110,945	$	118,377	$	106,096
		Amortization of debt expense		                     1,404		   1,484		   1,281
                                                 		112,349 		119,861 		107,377
	Interest on capital lease obligations            	 	2,324	   	2,831     2,605
	Commercial paper interest	                         	5,692   		4,386	   	7,550
	Other                                             		3,917   		3,837   		4,408
                                              			$	124,282	$	130,915 	$121,940


	Interest paid during fiscal 1994, 1993 and 1992 was approximately $123.9 million, $124.6 million and $111.6 million, respectively.

5.	TRADE ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	Trade accounts payable and accrued expenses are comprised of the following (in thousands of dollars):

                                          	January 28, 1995  	January 29, 1994
	Trade accounts payable                          	$	350,801         	$	351,594
	Accrued expenses:
		Taxes, other than income	                         	45,211           		42,015
		Salaries, wages, and employee benefits		           48,200	           	45,074
		Interest		                                         36,162	           	35,521
		Rent		                                             13,777           		12,023
		Other		                                            51,371           		43,248
                                                		$	545,522         	$	529,475

6.	INCOME TAXES

	Effective January 31, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by SFAS No. 109, "Accounting for Income Taxes". As permitted under SFAS
 No. 109, prior years' financial statements were not restated. The cumulative effect of adopting SFAS No. 109 as of January 31, 1993 was to increase the Company's assets (principally property and equipment) and liabilities (principally deferred income taxes) by approximately $87 million. The increase resulted from a requirement to adjust the assets and liabilities for prior business combinations from net of tax to pretax amounts.

	The provision for Federal and state income taxes is summarized as follows (in thousands of dollars):

                                  	Liability Method	        Deferred Method
                              	Fiscal 1994  	Fiscal 1993      Fiscal 1992
	Current:
		Federal                       	$	120,100    	$	118,200        	$	92,000
		State                           		14,500      		16,700         		10,200
                               				134,600	     	134,900        		102,200

	Deferred:
		Federal                         		16,500     		 20,400		         31,900
		State		                            3,220		       3,100	          	4,800
		                                		19,720	      	23,500	         	36,700
                              			$	154,320	    $	158,400	        $138,900


	A reconciliation between income taxes computed using the effective income tax rate and the statutory income tax rates is presented below
 (in thousands of dollars):

                                       	Fiscal 1994	 Fiscal 1993  Fiscal 1992
	Income tax at the statutory
   Federal rate                          	$	142,139	   $	139,837     $127,612
	State income taxes net of Federal
   benefit		                                 10,686	     	12,983       	9,767
	Cumulative effect of tax rate increase on
 deferred income tax balances		                -  		       6,595	         -
	Other		                                      1,495    	 	(1,015)	     	1,521
                                       			$	154,320    $	158,400   	$	138,900

	Deferred income taxes for fiscal 1992 are attributable to the following items (in thousands of dollars):


	Accelerated depreciation and basis differences                   			$	34,271
	Other				                                                              2,429
                                                                					$	36,700


	Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
 Significant components of the Company's deferred tax assets and liabilities as of January 28, 1995 and January 29, 1994 are as follows
 (in thousands):

                                          		January 28, 1995 	January 29, 1994
	Property and equipment basis and
  depreciation differences                        		$252,253         $236,710
	State income taxes                                 		31,216         		35,434
	Differences between book and tax basis of inventory		27,737	         	30,559
	Other                                              		10,769            		-
		Total deferred tax liabilities	                   	321,975		        302,703
	Accruals not currently deductible                 		(17,113)	       	(13,569)
	State income taxes		                                 (2,061)	        	(2,224)
	Other		                                                 -	           	(1,929)
		Total deferred tax assets                        		(19,174)		       (17,722)
		Deferred income taxes - net                     		$302,801        	$284,981

	The net deferred income taxes include the current portion of $8.3 million and $2.3 million at January 28, 1995 and January 29, 1994 which is reported in Federal and state income taxes on the consolidated balance sheets.
 Income taxes paid during fiscal 1994, 1993 and 1992 were approximately
 $131.1 million, $102.1 million and $99.3 million, respectively.

7.	STOCKHOLDERS' EQUITY

	Capital stock is comprised of the following:
                                           		Shares Issued and Outstanding
   		           Par     Shares           January 28  January 29  January 30
	Type  	        Value   Authorized          1995        1994        1993

	Preferred (5%
		cumulative)	   $	100		      5,000         4,400      		4,400     	4,400

	Additional
		preferred     	$	.01		  10,000,000

	Class A, common	$	.01	 	289,000,000		109,028,595		108,974,658		108,502,743

	Class B, common	$	.01 		 11,000,000	  	4,017,061  		4,017,061	  	4,019,461

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

8.	STOCK OPTIONS

	The Company's 1990 Incentive and Nonqualified Stock Option Plan provides for the granting of options to purchase 12 million shares of Class A common stock to certain key employees of the Company. Exercise terms for options granted under this plan are determined at each grant date. There were 3,984,866 options exercisable at prices ranging from $31.25 to $40.54 per share and 6,276,290 available for grant under the 1990 plan at the end of fiscal 1994. At January 28, 1995, 10,813,811 shares of Class A common were reserved for issuance under the 1990 stock option plan.

	Option transactions are summarized as follows:

                                  		 Shares              		 	Aggregate
		                                 Under Option 			        Option Price
	                             Fiscal 1994 Fiscal 1993 	Fiscal 1994 Fiscal 1993
				                                                 (In Thousands of Dollars)
	Outstanding, beginning of year		2,630,026		1,138,666   	$103,242    	$44,245
	Granted				                     1,975,680		1,528,000    		61,106	    	60,356
	Exercised			                     	(12,500)	 	(16,500)     		(391)	     	(497)
	Canceled			                      	(55,685) 		(20,140)   		(2,281)     		(862)
	Outstanding, end of year	     		4,537,521 	2,630,026   $ 161,676  	$	103,242

9.	CAPITAL LEASES

	Future minimum payments under capital leases as of January 28, 1995 are as follows (in thousands of dollars):

 Fiscal Year                                                         Amount

		1995                                                           			$	4,327
		1996				                                                            4,129
		1997				                                                            3,862
		1998	                                                            			3,862
		1999				                                                            3,586
		After 2000	                                                     			20,063
		Total minimum lease payments	                                   			39,829
		Less amount representing interest	                             			(15,377)
		Present value of net minimum lease payments
		(of which $2,173 is currently payable)	                        		$	24,452

10.	OPERATING LEASES AND COMMITMENTS

	Rental expense consists of the following (in thousands of dollars):

                                    	 Fiscal 1994 	Fiscal 1993 	Fiscal 1992
	Operating leases:
		Buildings:
			Minimum rentals	                      $	33,290    	$	33,922    	$	32,092
			Contingent rentals		                    13,456		     11,796	     	13,139
		Equipment		                              16,910     		18,107     		16,319
                                      					63,656     		63,825	     	61,550
	Contingent rentals on capital leases	     	1,260	      	1,133		      1,201
                                     				$	64,916    	$	64,958	    $	62,751

	Contingent rentals on certain leases are based on a percentage of annual sales in excess of specified amounts. Other contingent rentals are based entirely on a percentage of sales.

	The future minimum rental commitments as of January 28, 1995 for all noncancelable operating leases for buildings and equipment are as follows (in thousands):

	Fiscal Year                                                       	Amount

	1995                                                            	$	35,763
	1996		                                                             29,363
	1997		                                                             28,161
	1998		                                                             26,795
	1999		                                                             25,956
	After 2000		                                                      202,928
                                                               		$	348,966

	Renewal options from three to twenty-five years exist on the majority of leased properties. At January 28, 1995 the Company is committed to incur costs of approximately $164 million to complete and equip certain stores.

11.	QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

	The following is a tabulation of the unaudited quarterly results of operations for the years ended January 28, 1995 and January 29, 1994
 (in thousands, except per share data):

		Fiscal 1994
   		                                      Three Months Ended
                           April 30     	July 30     October 29     January 28

	Net sales             	$	1,283,941  	$	1,184,316 	 $	1,333,630   	$ 1,743,916
	Gross profit		             430,862      	409,518     		467,381      		623,414
	Net income		                48,306      		33,755      		50,802      		118,927
	Income per common share      		.43	         	.30         		.45	         	1.05

		Fiscal 1993
		                                         Three Months Ended
	                             May 1      	July 31	   October 30	    January 29

	Net sales             	$	1,163,179  	$	1,104,718  	$	1,228,065   	$	1,634,686
	Gross profit             		409,229		     394,841     		442,096      		577,725
	Net income		                48,173      		39,240	      	42,377      		111,344
	Income per common share		      .43	         	.35	         	.38	          	.99

Form 10-K
Copies of the Company's 10-K Annual Report may be obtained by written request to:
James I. Freeman, Senior Vice President and Chief Financial Officer Post Office Box 486, Little Rock, Arkansas 72203

Transfer Agent and Registrar
Boatmen's Trust Company, Post Office Box 14737, St. Louis,
Missouri 63178

Listing
New York Stock Exchange, Ticker Symbol "DDS"

Annual Meeting
Saturday, May 20, 1995, at 9:30 a.m.
Board Room, First Commercial Bank Building
Capitol and Broadway, Little Rock, Arkansas 72201

Corporate Headquarters
1600 Cantrell Road, Little Rock, Arkansas 72201

Mailing Address
Post Office Box 486, Little Rock, Arkansas 72203
Telephone: 501-376-5200
Telex: 910-722-7322  Fax: 501-376-5917

Stock Prices and Dividends by Quarter

                Sales Prices - Common Shares
                  1994                  1993       Dividends Per Share
Quarter      High      Low        High       Low      1994      1993
First      $36.63    $32.13     $52.75     $35.38    $0.02     $0.02
Second      35.25     29.00      42.00      34.50     0.02      0.02
Third       33.38     25.63      38.25      33.13     0.03      0.02
Fourth      30.38     24.63      41.75      33.75     0.03      0.02