Form 10-K, Exhibit 13
period 1996-02-03
DILLARD DEPARTMENT STORES INC
filed 1996-05-02
CIK 28917

Dillard * The Corporation
Founded in 1938 by William Dillard, Dillard Department Stores, Inc. is a regional group of traditional department stores offering a distinctive mix of name brand and private label merchandise. With everyday pricing and special emphasis on fashion apparel and home furnishings, Dillard's appeals to middle and upper-middle income consumers. The corporation's philosophy continues to embrace an ambitious program of expansion and remodeling as well as aggressive responses to industry trends in merchandise and pricing.

To Our Stockholders:

Sales for 1995 were $5.9 billion, a 7% increase over last year's sales of $5.5 billion. Fiscal 1995 included 53 weeks. On an equivalent 52 week basis, sales rose 5%. Sales in comparable stores increased by 2% for the year on a comparable 52 week basis. Net income was $167.1 million (after a $78.5 million charge for the impairment of assets) versus $251.8 last year. Net income per share was $1.48 (after impairment charges of $.69 per share) versus $2.23 last year.

As discussed in note 2 to the financial statements, the company recorded a non-cash after tax charge of $78.5 million for the impairment of long-lived assets. As a result of a new accounting standard issued in 1995, we evaluated our investment in long-lived assets on an individual store basis and determined that, based upon historic operating results and operating projections, the property and equipment at several stores was impaired.

During 1995, we opened 11 new stores, two of which were replacement stores. These stores were located in Brandon, Florida; Clarksville, Indiana; Louisville, Kentucky (2); Greenville, South Carolina; Colorado Springs, Colorado; High Point, North Carolina; Pembroke Pines, Florida; Sanford, Florida; Austin, Texas; and Tampa, Florida. These new stores, along with our remodeled and expanded stores added 2,000,000 square feet to our retail space. At the end of 1995, we operated 238 stores in 23 states.

     Our store opening schedule for 1996 is the most aggressive in the history of the company. We plan to open 16 new stores (one of which will be a replacement store). These new stores, along with the remodeled and expanded stores, will add 3,000,000 square feet to our store base.
     Our balance sheet remains strong. Our long-term debt to total capitalization ratio dropped to 32.2% at the end of 1995 compared to 34.1% at the end of 1994. We are poised for growth should the right opportunity present itself.
     In March 1996, we announced the extensive realignment of our operating divisions along geographic and climatic lines. Through this realignment, two of our operating divisions were merged into the remaining five divisions. We are excited about this restructuring and feel that it will not only enhance efficiency and productivity, but will result in improved management of our entire merchandising operation.




William Dillard
Chairman of the Board and Chief Executive Officer
March 30, 1996

     In March 1996, the company announced an extensive realignment of operating divisions along geographic and climatic lines. Through this restructuring, two of Dillard's operating divisions were merged into the remaining divisions. Approximately 83 of the company's 244 stores were affected.
     The primary objective of the reorganization was to enhance Dillard's overall merchandising effort by improving company efficiency and productivity. An important ancillary benefit of the move was the cost savings that will result. However, the savings, while significant, were not the driving force behind the realignment. As Alex Dillard, executive vice president, said at the time of the announcement, the move will "allow us to better serve our customers."
     Because of these changes, managers will acquire greater authority over retailing operations. The company is confident that bringing their broad range of experience to bear on today's diverse marketing challenges will reap substantial rewards in enhanced service and sales.
     Specifically, the Cleveland divisional buying office will be merged into the St. Louis office, and the San Antonio divisional buying offices will be assimilated by the Tampa and Fort Worth offices. In addition, the Fort Worth division will now direct all stores in Texas; the Phoenix division will take in all Colorado stores; and the Little Rock division will absorb all stores in Oklahoma.
     The resultant geographic shift in responsibilities will serve to streamline merchandising operations and enable managers to concentrate on retailing areas at which they have demonstrated a high degree of success. It will also promote numerous efficiencies in ordering. Dillard's, as a result of the move, will remain one of the lowest cost operators in the retail industry.

     For almost sixty years now, the Dillard's philosophy has remained constant: to provide our customers with the absolute best value for their money. In recent years, we have achieved this goal through an aggressive merchandise mix of name brands and private labels.
     At Dillard's, respect for our customers is paramount. Building enduring relationships with customers has, in large measure, accounted for our steady growth and continued financial success. Experience has shown that we can best earn their trust by always emphasizing value. This commitment led Dillard's in 1990 to introduce our private label, Roundtree & Yorke men's fashions. Our strategy was to establish exclusive brands that compared with, or exceeded, the quality of national brands.
     To a degree, this was in response to recent trends indicating that today's sophisticated consumers are increasingly less willing to pay inflated prices for national brands.
     Where national brands have abdicated their value role, Dillard's exclusive brands have been established.
     During 1995, Dillard's private label program grew substantially. After only five years, the program today represents one of the fastest-growing segments of our business. The increasing importance of private label in the Dillard's merchandise balance has produced a positive impact on overall profitability.

     While other retailers emphasize private labels in their merchandise mix, the Dillard's approach is uniquely different. Quality drives all. Our objective is to develop brand equity in Dillard's exclusives.
Much of the success of our program is due to the fact that Dillard's chooses to deal directly with manufacturers. (Design consultants are utilized on as-needed basis.)
     Building partnerships with proven manufacturers, wherever in the world they may be headquartered, is a key element to our program. Today the Dillard's private label network includes the products of numerous vendors from many countries all around the globe. This direct-to-the-manufacturer approach lowers costs by eliminating middlemen, enhances quality control and allows for predictability in inventory.
     Further, this arrangement enables Dillard's to deliver intrinsic value back to the customer. Value, not price, is what sets Dillard's apart. And while this strategy may have a longer-term payoff, the rewards are already proving very substantial.
     The Dillard's private label program is comprehensive throughout the company's merchandise mix-including men's, women's and children's fashions; home furnishings; and accessories. Eighty percent of Dillard's belts, for example, now carry our highly profitable Roundtree & Yorke brand.

     Among Dillard's successful exclusive label fashion introductions are:
Cypress Links, Lawton Harbor, Oak Creek, Roundtree & Yorke and St. Durand (men's fashions); Bechamel, Cabernet, Copper Key, Preston & York and Westbound (women's fashions); Class Club (children's); Brioso and Simply Comfort (shoes).
     It is important to note, however, that Dillard's marketing emphasis remains heavily weighted toward national brands. While private labels allow for many distinct advantages in the company's merchandising mix, national brands will continue to occupy the dominant position in Dillard's retailing strategy.
     Financially, the private label program presents numerous benefits to Dillard's. It permits greater control over the company's gross margin. It enables us to extend selling seasons by controlling the optimum time to sell. It increases marketing flexibility by lessening dependency on vendors.
In addition, Dillard's is able to sell more merchandise at regular price, without discounting. Most importantly, perhaps, is that the great success of the private label program allows Dillard's to significantly reduce the impact of fluctuating profits common to the industry; we now have more control over our destiny.
     In 1996 Dillard's will focus even more intently on aggressively growing our private label business. It continues to be a dynamic, evolving program with enormous potential for the future.

     During 1995 Dillard's took major strides in expanding our company operations by aggressively entering new territories and significantly strengthening existing markets. Due to the diminishing field of suitable acquisition candidates, Dillard's has adopted a dynamic growth strategy of new store development and expansions.
     In pursuit of this objective, Dillard's in fiscal 1995 opened 11 new stores, two of which are replacement stores. Important new territories, such as the Louisville and Colorado Springs areas, were introduced, while market gains in other territories, including Florida, were consolidated.
For 1996, the company plans to open 16 stores, the most the company has ever unveiled in a single year. Vital new markets, such as Denver and Atlanta, will be developed for the company in the coming year. Advances in technology have brought about significant savings in time and expense of new store construction. Elevators and escalators, for example, can be totally assembled off-site and installed at new stores. Thanks to these and similar economies, the average building time now stands at 11 months, down almost 45 days from five years ago.

New Stores Opened - 1995
February, Brandon, FL - Brandon Town Center -- 200,000 sq. ft. March, Clarksville, IN - Green Tree Mall -- 140,000 sq. ft.
March, Louisville, KY - Mall St. Matthews -- 230,000 sq. ft.
April, Greenville, SC - Haywood Mall -- 220,000 sq. ft.
     (replacing 125,000 sq. ft.)
August, High Point, NC - Oak Hollow Mall -- 148,000 sq. ft.
August, Pembroke Pines, FL - Pembroke Lakes Mall -- 150,000 sq. ft. August, Colorado Springs, CO - Citadel Crossing -- 180,000 sq. ft. August, Louisville, KY - Jefferson Mall -- 90,000 sq. ft. September, Sanford, FL - Seminole Town Center -- 210,000 sq. ft. October, Austin, TX - Lakeline Mall -- 210,000 sq. ft.
November, Tampa, FL - University Square -- 180,000 sq. ft.
     (replacing 125,000 sq. ft.)



New Stores To Be Opened - 1996
January, Naples, FL - Coastland Mall -- 180,000 sq. ft.
     (replacing 80,000 sq. ft.)
February, Winter Haven, FL - East Ridge Center -- 126,000 sq. ft. February, Henderson, NV - Galleria at Sunset -- 200,000 sq. ft. March, El Paso, TX - Bassett Shopping Center -- 196,000 sq. ft. March, Sarasota, FL - Sarasota Square -- 100,000 sq. ft.
March, Sugar Land, TX - First Colony -- 200,000 sq. ft.
March, Alpharetta, GA - North Point -- 250,000 sq. ft.
May, Columbia, SC - Columbia -- 180,000 sq. ft.
July, Albuquerque, NM - Cottonwood Mall -- 180,000 sq. ft. September, Denver, CO - Park Meadows Mall -- 240,000 sq. ft. September, Bowling Green, KY - Greenwood Mall -- 122,000 sq. ft. October, Ocoee, FL - West Oaks -- 200,000 sq. ft.
October, Niles, OH - Eastwood Mall -- 120,000 sq. ft.
October, Strongville, OH - South Park -- 200,000 sq. ft. November, Vero Beach, FL - Indian River -- 127,000 sq. ft. November, Spartanburg, SC - West Gate -- 150,000 sq. ft.

Stores Expanded And Remodeled - 1995
January, Lake Jackson, TX - Brazos Mall -- A net expansion of 32,000 sq. ft. March, Paducah, KY - Kentucky Oaks Mall -- A net expansion of 40,000 sq. ft. August, Memphis, TN - Oak Court Mall -- A net expansion of 48,000 sq. ft. October, St. Louis, MO - Chesterfield Mall -- A net expansion of 55,000 sq. ft. November, Boardman, OH - Southern Park -- A net expansion of 52,000 sq. ft. November, Charlotte, NC - Eastland -- A net expansion of 41,000 sq. ft.

Stores To Be Expanded And Remodeled - 1996
February, Las Vegas, NV - The Meadows -- 56,000 sq. ft.
August, Tulsa, OK - Promenade -- 74,000 sq. ft.
August, Fayetteville, AR - Northwest -- 100,000 sq. ft.

Management

William Dillard
Chairman of the Board and Chief Executive Officer

William Dillard, II
President
Chief Operating Officer

Alex Dillard
Executive Vice President

Mike Dillard
Executive Vice President

James I. Freeman
Senior Vice President
Chief Financial Officer

James E. Darr, Jr.
Senior Vice President
Secretary and General Counsel


Vice Presidents

W.R. Appleby, II
Gregg Athy
H. Gene Baker
Jan E. Bolton
Michael Bowen
Joseph P. Brennan
G. Kent Burnett
Larry Cailteux
Wynelle Chapman
Neil Christensen
Drue Corbusier
Daniel Demicell
David M. Doub
Richard Eagan
Robert Edwards
John A. Franzke
T.R. Gastman
Bernard Goldstein
Roy J. Grimes
Randal L. Hankins
G. William Haviland
John Hawkins
Mark Killingsworth
David Kolmer
Gaston Lemoine
Denise Mahaffy
Robert G. McGushin
Michael S. McNiff
Anthony Menzie
Steven K. Nelson
Steven T. Nicoll
Harry D. Passow
M.E. Ritchie, Jr.
Richard Roberds
James Schatz
Linda Sholtis
Burt Squires
Joseph W. Story
Ralph Stuart
David Terry
Richard B. Willey

Board of Directors

William Dillard
Chairman of the Board and Chief Executive Officer
Dillard Department Stores

Calvin N. Clyde, Jr.
Chairman of the Board
T.B. Butler Publishing Co., Inc., Tyler, Texas

Robert C. Connor
Investments

Drue Corbusier
Vice President
Dillard Department Stores

Will D. Davis
Partner
Heath, Davis & McCalla Attorneys, Austin, Texas

Alex Dillard
Executive Vice President
Dillard Department Stores

Mike Dillard
Executive Vice President
Dillard Department Stores

William Dillard, II
President and Chief Operating Officer
Dillard Department Stores

James I. Freeman
Senior Vice President and Chief Financial Officer
Dillard Department Stores

John Paul Hammerschmidt
Retired Member of Congress
Harrison, Arkansas

William B. Harrison, Jr.
Vice Chairman, Chemical Banking Corporation
New York, New York

J.M. Hessels
Chairman, Executive Board
Vendex Intl. N.V., Amsterdam, The Netherlands

John H. Johnson
President and Publisher
Johnson Publishing Company, Inc., Chicago, Illinois

E. Ray Kemp
Retired Vice Chairman and Chief Administrative Officer
Dillard Department Stores

William H. Sutton
Managing Partner
Friday, Eldredge & Clark Attorneys
Little Rock, Arkansas

Operating Divisions

Fort Worth

Drue Corbusier
Chairman

H. Gene Baker
President

Gregg Athy
Vice President, Merchandising

Wynelle Chapman
Vice President, Merchandising

Gaston Lemoine
Vice President, Stores

Anthony Menzie
Vice President, Stores

Richard Roberds
Vice President, Stores

James Schatz
Vice President, Stores

Jeff Menn
Vice President, Sales Promotion


Little Rock

Mike Dillard
Chairman

John A. Franzke
President

David Terry
Vice President, Merchandising

Burt Squires
Vice President, Stores

Richard B. Willey
Vice President, Stores

Ken Eaton
Vice President, Sales Promotion


Phoenix

G. Kent Burnett
Chairman

Bernard Goldstein
President

Joseph P. Brennan
Vice President, Merchandising

Robert G. McGushin
Vice President, Stores

Robert E. Baker
Vice President, Sales Promotion

St. Louis

Roy J. Grimes
Chairman

Harry D. Passow
President

Daniel Demicell
Vice President, Merchandising

Mark Killingsworth
Vice President, Merchandising

Larry Cailteux
Vice President, Stores

Neil Christensen
Vice President, Stores

Richard Eagan
Vice President, Stores

David Kolmer
Vice President, Stores

Howard Hall
Vice President, Sales Promotion


Tampa

T.R. Gastman
Chairman

David M. Doub
President

W.R. Appleby, II
Vice President, Stores

Robert Edwards
Vice President, Stores

Steven T. Nicoll
Vice President, Stores

Linda Sholtis
Vice President, Stores

Louise Platt
Vice President, Sales Promotion

  Table of Selected Financial Data
  Dillard Department Stores, Inc. And Subsidiaries

  (In thousands of dollars, except per share data)

                                        1995*           1994        1993        1992        1991
  Net Sales                           $5,918,038     $5,545,803  $5,130,648  $4,713,987  $4,036,392
    Percent Increase                           7%             8%          9%         17%         12%
  Cost of Sales                        3,893,786      3,614,628   3,306,757   3,043,438   2,565,904
    Percent of Sales                        65.8%          65.2%       64.4%       64.5%       63.6%
  Interest and Debt Expense              120,054        124,282     130,915     121,940     109,386
  Income Before Taxes                    269,653 (a)    406,110     399,534     375,330     322,157
  Income Taxes                           102,470        154,320     158,400     138,900     116,000
  Net Income                             167,183 (a)    251,790     241,134     236,430     206,157
  Per Common Share **
    Income                                  1.48           2.23        2.14        2.11        1.84
    Dividends                               0.12           0.10        0.08        0.08        0.07
    Book Value                             21.91          20.55       18.42       16.28       14.19
  Average Number of Shares
    Outstanding  **                  113,143,842    113,013,998 112,808,262 112,292,575 111,832,758

  Accounts Receivable - Total          1,123,103      1,117,411   1,111,744   1,106,010   1,004,496
  Merchandise Inventories              1,486,045      1,362,756   1,299,944   1,178,562   1,052,683
  Property and Equipment               2,024,342      1,960,922   1,892,054   1,662,181   1,318,027
  Total Assets                         4,778,535      4,577,757   4,430,274   4,107,114   3,498,506

  Long-term Debt                       1,157,864      1,178,503   1,238,293   1,381,676   1,008,967
  Capitalized Lease Obligations           20,161         22,279      31,621      32,381      29,489
  Deferred Income Taxes - Total          248,468        302,801     284,981     178,311     143,463
  Stockholders' Equity                 2,478,327      2,323,567   2,081,647   1,832,018   1,583,475

  Number of Employees - Average           40,312         37,832      35,536      33,883      32,132

  Gross Square Footage (in thousands)     37,300         35,300      34,900      33,200      29,100

  Number of Stores
    Opened                                     9              7          10          11          10
    Acquired                                   0              0           0          12           7
    Closed                                     0              5           1           3           5
  Total - End of Year                        238            229         227         218         198

     * 53 Weeks
   ** Restated 3 for 1 stock split
   (a) Includes Impairment charges of $126.6 million before taxes ($78.5 million after tax).


  Table of Selected Financial Data
  Dillard Department Stores, Inc. And Subsidiaries

  (In thousands of dollars, except per share data)

                                         1990          1989*        1988        1987        1986
  Net Sales                           $3,605,518     $3,049,062  $2,558,395  $2,206,347  $1,851,423
    Percent Increase                          18%            19%         16%         19%         16%
  Cost of Sales                        2,287,891      1,926,971   1,636,861   1,398,808   1,179,157
    Percent of Sales                        63.5%          63.2%       64.0%       63.4%       63.7%
  Interest and Debt Expense               97,032         91,836      80,979      64,179      47,912
  Income Before Taxes                    280,778        227,892     172,529     155,223     131,858
  Income Taxes                            98,000         79,800      58,700      64,000      57,400
  Net Income                             182,778        148,092     113,829      91,223      74,458
  Per Common Share **
    Income                                  1.67           1.45        1.18        0.94        0.78
    Dividends                               0.07           0.06        0.05        0.05        0.04
    Book Value                             12.31          10.23        7.80        6.67        5.77
  Average Number of Shares
    Outstanding  **                  109,351,914    101,890,272  96,655,737  96,571,272  95,078,094

  Accounts Receivable - Total            932,544        759,803     654,333     605,299     472,639
  Merchandise Inventories                889,333        716,054     527,931     500,831     385,509
  Property and Equipment               1,066,562        897,847     787,210     694,991     513,421
  Total Assets                         3,007,979      2,496,277   2,067,517   1,888,033   1,427,639

  Long-term Debt                         839,490        739,597     620,956     594,773     400,319
  Capitalized Lease Obligations           31,284         32,900      25,157      26,443      13,695
  Deferred Income Taxes - Total          115,854        108,426     128,565     125,828     116,549
  Stockholders' Equity                 1,364,885      1,094,721     752,178     643,386     556,617

  Number of Employees - Average           31,786         26,304      23,114      21,168      18,412

  Gross Square Footage (in thousands)     26,600         23,500      20,800      18,500      15,600

  Number of Stores
    Opened                                     4              3           7           6           8
    Acquired                                  23             19           4          17          11
    Closed                                     3              6           0           3           5
  Total - End of Year                        186            162         146         135         115

     * 53 Weeks
   ** Restated 3 for 1 stock split
   (a) Includes Impairment charges of $126.6 million before taxes ($78.5 million after tax).

Management's Discussion and Analysis of Financial Condition and Results of Opertations

Sales
Sales for 1995 increased 7% over the prior year. The 1995 fiscal year had 53 weeks. The sales increases for the past three years on a comparable 52 week basis have been:

                    1995      1994      1993
Sales Increase         5%        8%        9%

Comparable store sales increases by quarter for the past three years on a comparable 13 week basis have been:

                    1995       1994      1993
First Quarter          1%         7%        3%
Second Quarter         4          4         4
Third Quarter          2          5         3
Fourth Quarter         3          4         3
Year                   2          5         3

Comparable store sales include sales for those stores which were in operation for a full period in both the current quarter and the corresponding quarter for the prior year. The slower sales gains experienced in 1995 reflect the challenges of a difficult environment for apparel retailers. Management believes that the majority of the increase in sales on a comparable 52 week basis and in comparable store sales on a comparable 13 week basis was attributable to an increase in the volume of goods sold rather than an increase in the price of goods.

The sales mix for the past three years by category and percent of total sales has been:

                                 1995      1994      1993
Cosmetics                        12.7%     12.5%     12.5%
Women's & Junior's Clothing      30.0      30.4      31.1
Children's Clothing               6.5       6.7       6.7
Men's Clothing & Accessories     18.9      18.6      18.1
Shoes, Accessories & Lingerie    19.5      19.1      18.6
Home                             11.7      11.9      11.7
Leased Departments                 .7        .8       1.3

Total                          100.0%     100.0%    100.0%

The Company experienced above average sales gains during 1995, 1994 and 1993 in men's clothing and in shoes. Sales gains trailed the company average in the women's and junior's clothing area in 1995 and 1994. Sales in leased departments have declined significantly over the past few years as the Company has de-emphasized this area.

At year end there were 238 stores in operation. Annual gross square footage of stores in operation at year end and approximate sales per gross square foot for the past three years have been:

                                1995        1994         1993
Sales (000)               $5,918,038  $5,545,803   $5,130,648
Gross Square Footage (000)    37,300      35,300       34,900
Sales per Square Foot         $  159       $ 157         $147
Gross Square Footage of
     owned properties (000)   27,400      24,500       22,700

Cost of Sales
Cost of sales as a percentage of sales for the past three years has been 65.8% for 1995, 65.2% for 1994 and 64.4% for 1993. The increase in the cost of sales for 1995 over 1994 and for 1994 over 1993 was caused principally by a higher level of markdowns necessitated by competitive pressures.


Expenses
Expenses as a percent of sales for the past three years are as follows:

                                       1995      1994      1993
Advertising, Selling, Administrative
     & General Expenses                24.3%     24.0%     24.1%
Depreciation & Amortization             3.3       3.4       3.3
Rentals                                 1.0       1.2       1.3
Interest & Debt Expense                 2.0       2.2       2.6

Advertising, selling, administrative and general expenses increased as a percentage of sales in 1995 compared to 1994. This occurred because of the slower growth rate of sales during the year as compared to prior years. During 1994, the Company incurred an $11 million pre-tax charge for the closure of three clearance stores. This adversely affected selling, administrative and general expenses, depreciation and amortization, and rentals. Depreciation and amortization decreased slightly as a percentage of sales during 1995. This was caused by the lower depreciation expense in the fourth quarter due to the write down of the carrying values of property and equipment at certain stores (see Impairment Charges below). Rentals decreased slightly as a percentage of sales during 1995 and 1994, primarily due to a higher proportion of the Company's properties being owned rather than leased. Interest and debt expense declined as a percentage of sales in 1995 and 1994 reflecting a relatively lower level of debt.


Impairment Charges
Effective October 29, 1995, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". The Company evaluated its investment in long-lived assets to be held and used in operations on an individual store basis and determined that, based upon the history of operating results and updated operating projections, the property and equipment at certain stores were impaired. The Company estimated the fair value of the assets at these stores based on operating projections and future discounted cash flows and recorded an after-tax charge of approximately $78.5 million ($.69 per share), which represents the amount required to write down the carrying value of property and equipment to their estimated fair value of approximately $112 million at February 3, 1996. This charge will provide a non-cash benefit in future years from reduced depreciation expense. The resulting reduction in depreciation expense for 1996 is expected to be approximately $14 million.

Liquidity & Capital Resources
The relevant ratios regarding liquidity and capital resources for the past three years are:

                                       1995        1994         1993
Working Capital (000)            $1,788,545  $1,765,844   $1,660,629
Current Ratio                           3.1         3.3          3.1
Long-term debt to capitalization       32.2%       34.1%        37.9%
Stockholders' equity to total assets   51.9%       50.8%        47.0%

The ratio of long-term debt to capitalization is calculated by dividing the total amount of long-term debt and capitalized lease obligations by the sum of the total amount of long-term debt and capitalized lease obligations plus total equity.

The Company continues to finance the growth of the business primarily through operating earnings. The Company sold $100 million 6.875% unsecured notes in 1995. The proceeds were used to reduce the balance of commercial paper outstanding and for general corporate purposes. The Company did not issue long-term debt during fiscal 1994 or fiscal 1993. At the end of 1995, the Company had an outstanding shelf registration for unsecured notes in the amount of $400 million.

For the past several years, Dillard Investment Co., Inc. ("DIC"), a wholly-owned finance subsidiary has sold commercial paper in the public market. At February 3, 1996, the amount of commercial paper outstanding was $125 million.

The Company has line of credit agreements with various banks aggregating $110 million. Additionally, the Company and DIC have a revolving line of credit in the amount of $500 million. No funds were borrowed under the revolving line of credit or the line of credit agreements during fiscal 1995, 1994 or 1993.

During 1995, the Company generated $299.1 million in cash from operating activities, as compared to $395.3 million in fiscal 1994 and $314.5 million in fiscal 1993. The primary reason for the decrease in 1995 was an increase in merchandise inventories. The primary reason for the increase in 1994 over 1993 is that merchandise inventories did not increase as fast as in the prior year. Merchandise inventories increased by approximately 9% in 1995 and 5% in 1994. There was no increase in the Company's merchandise inventories on a comparable store basis in 1994. The increase in the Company's merchandise inventories on a comparable store basis was 4% in 1995.

Capital expenditures for 1995 were $347.2 compared to $252.9 million for 1994, $316.7 million for 1993.

During 1995, the Company opened 11 new stores (two of which were replacement stores) and expanded six stores. During 1994, the Company opened nine new stores (two of which were replacement stores), expanded two stores and closed five stores. During 1993, the Company opened 10 stores and closed one store.

For 1996, the Company plans to open 16 stores, one of which will be a replacement store. In addition, the Company plans to expand and remodel an additional three stores. At February 3, 1996, the Company is committed to incur costs of approximately $257 million to complete and equip these stores. The Company will finance these expenditures as well as its working capital requirements including required debt repayments from cash flows generated from operations and by issuing new debt to the extent necessary.

Income Taxes
During 1993, Congress passed the Omnibus Budget Reconciliation Act of 1993 (the Act) which raised the federal income tax rate by 1% effective January 1, 1993. Included in income tax expense for fiscal 1993 is a charge of approximately $6.6 million for the cumulative effect of the Act on the Company's deferred income taxes. Excluding the above described charge, the effective federal and state income tax rate was 38% for fiscal 1995, 1994 and 1993.


Recent Accounting Pronouncements
In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), which is effective for the Company beginning February 4, 1996. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation expense to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply Accounting Principals Board Option No. 25 (APB No. 25), which recognizes compensation costs based on the intrinsic value of the equity instrument awarded. The Company will continue to apply APB No. 25 to its stock-based compensation awards to employees and will disclose the required pro-forma effects on net income and earnings per share as required by SFAS No. 123.


Realignment Of Operating Divisions
In March 1996, the Company announced a realignment of its operating divisions along geographic and climatic lines. Through this realignment, two of the Company's operating divisions were merged into the remaining five divisions. Costs incurred during the first quarter of 1996 for this realignment were not significant, and the Company expects to recognize benefits from enhanced merchandising efforts and improved efficiency and productivity in future periods.

Independent Auditors' Report

To the Stockholders and Board of Directors of Dillard Department Stores, Inc.
Little Rock, Arkansas

We have audited the accompanying consolidated balance sheets of Dillard Department Stores, Inc. and subsidiaries as of February 3, 1996 and January 28, 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended February 3, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dillard Department Stores, Inc. and subsidiaries as of February 3, 1996 and January 28, 1995, and the results of their operations and their cash flows for each of the three years in the period ended February 3, 1996 in conformity with generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for the impairment of long-lived assets and for long-lived assets to be disposed of effective October 29, 1995 to conform with Statement of Financial Accounting Standards No. 121.




/s/ Deloitte & Touche
New York, New York
March 4, 1996

CONSOLIDATED BALANCE SHEETS
Dillard Department Stores, Inc. and Subsidiaries

Assets
                                        February 3, 1996    January 28, 1995
CURRENT ASSETS:
Cash and cash equivalents                        $58,442             $51,095
Trade accounts receivable (net of
   allowance for doubtful accounts
   of $19,528 and $15,307)                     1,103,575           1,102,104
Merchandise inventories                        1,486,045           1,362,756
Other current assets                              10,163               8,847
     Total current assets                      2,658,225           2,524,802
INVESTMENTS AND OTHER ASSETS                      84,772              68,810
PROPERTY AND EQUIPMENT
Land and land improvements                        37,038              43,884
Buildings and leasehold improvements           1,394,551           1,261,629
Furniture, fixtures and equipment              1,728,789           1,688,161
Buildings under construction                      43,552              49,469
Less accumulated depreciation
   and amortization                           (1,179,588)         (1,082,221)
                                               2,024,342           1,960,922
BUILDINGS UNDER CAPITAL LEASES - Less
   amortization of $23,977 and $26,799            11,196              23,223
TOTAL ASSETS                              $    4,778,535      $    4,577,757


Liabilities And Stockholders' Equity
                                         February 3, 1996   January 28, 1995
CURRENT LIABILITIES:
Trade accounts payable and
   accrued expenses                          $    559,011       $    545,522
Commercial paper                                  125,310             89,906
Federal and state income taxes                     51,832             65,454
Current portion of long-term debt                 131,378             55,903
Current portion of capital lease obligations        2,149              2,173
     Total current liabilities                    869,680            758,958
LONG-TERM DEBT                                  1,157,864          1,178,503
CAPITAL LEASE OBLIGATIONS                          20,161             22,279
DEFERRED INCOME TAXES                             252,503            294,450
OPERATING LEASES AND COMMITMENTS
STOCKHOLDERS' EQUITY:
Preferred stock - shares issued, 4,400                440                440
Common stock, Class A - shares issued,
109,070,691 and 109,028,595                         1,091              1,090
Common stock, Class B (convertible) -
shares issued, 4,016,929 and 4,017,061                 40                 40
Additional paid-in capital                        625,249            624,086
Retained earnings                               1,851,507          1,697,911
     Total stockholders' equity                 2,478,327          2,323,567
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY $    4,778,535     $    4,577,757

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME
Dillard Department Stores, Inc. and Subsidiaries


    Year Ended              February 3, 1996 January 28, 1995 January 29, 1994

NET SALES, INCLUDING SALES
  OF LEASED DEPARTMENTS           $5,918,038       $5,545,803       $5,130,648

SERVICE CHARGES, INTEREST
     AND OTHER INCOME                179,100          182,785          181,746
                                   6,097,138        5,728,588        5,312,394

COSTS AND EXPENSES:
Cost of sales                      3,893,786        3,614,628        3,306,757
Advertising, selling,
  administrative and general
  expenses                         1,436,446        1,328,353        1,239,049
Depreciation and amortization        191,805          190,299          171,181
Rentals                               58,835           64,916           64,958
Interest and debt expense            120,054          124,282          130,915
Impairment charges                   126,559                -                -
     Total costs and expenses      5,827,485        5,322,478        4,912,860

INCOME BEFORE INCOME TAXES           269,653          406,110          399,534

INCOME TAXES                         102,470          154,320          158,400

NET INCOME                        $  167,183       $  251,790       $  241,134

NET INCOME PER COMMON SHARE       $     1.48       $     2.23       $     2.14

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
Dillard Department Stores, Inc. and Subsidiaries


                                                   Common       Common     Additional
                                        Preferred   Stock        Stock       Paid-in    Retained
                                          Stock    Class A      Class B      Capital    Earnings   Total
BALANCE, JANUARY 30, 1993                  $440     $1,085          $40     $605,100  $1,225,353 $1,832,018
Issuance of 469,515 shares under stock option,
  employee savings and stock bonus plans
  (net of 38,999 shares canceled)             -          5            -       17,372           -     17,377
Tax benefit from exercise of stock options    -          -            -          162           -        162
Net income                                    -          -            -            -     241,134    241,134
Cash dividends:
  Preferred stock, $5 per share               -          -            -            -         (22)       (22)
  Common stock, $.08 per share                -          -            -            -      (9,022)    (9,022)

BALANCE, JANUARY 29, 1994                  $440      $1090          $40     $622,634  $1,457,443 $2,081,647
Issuance of 53,937 shares under stock option,
  employee savings and stock bonus plans      -          -            -        1,452           -      1,452
Net income                                    -          -            -            -     251,790    251,790
Cash dividends:
  Preferred stock, $5 per share               -          -            -            -         (22)       (22)
  Common stock, $.10 per share                -          -            -            -     (11,300)   (11,300)

BALANCE, JANUARY 28, 1995                  $440     $1,090          $40     $624,086  $1,697,911 $2,323,567
Issuance of 41,964 shares under stock option,
  employee savings and stock bonus plans      -          1            -        1,163           -      1,164
Net income                                    -          -            -            -     167,183    167,183
Cash dividends:
  Preferred stock, $5 per share               -          -            -            -         (22)       (22)
  Common stock, $.12 per share                -          -            -            -     (13,565)   (13,565)

BALANCE, FEBRUARY 3, 1996                  $440     $1,091          $40     $625,249  $1,851,507 $2,478,327

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
Dillard Department Stores, Inc. and Subsidiaries

Year Ended                                February 3, 1996  January 28, 1995  January 29, 1994
OPERATING ACTIVITIES:
Net income                                        $167,183          $251,790          $241,134
Adjustments to reconcile net income to
  net cash provided by operating activities:
    Depreciation and amortization                  193,313           191,870            72,839
    Deferred income taxes                          (54,332)           17,820            23,500
    Impairment charges                             126,559                 -                 -
Changes in operating assets and liabilities:
    Increase in trade accounts receivable           (1,471)           (5,574)           (6,310)
    Increase in merchandise inventories           (123,289)          (62,812)         (121,382)
   (Increase) decrease in other current assets      (1,316)              129            (3,463)
    Increase in investments and other assets       (23,176)          (18,271)           (2,309)
    Increase in trade accounts payable and
      accrued expenses and income taxes             15,653            20,342            10,532
        Net cash provided by operating
                   activities                      299,124           395,294           314,541

INVESTING ACTIVITIES:
Purchase of property and equipment                (347,202)         (252,974)         (316,695)
        Net cash used in investing activities     (347,202)         (252,974)         (316,695)

FINANCING ACTIVITIES:
Net increase (decrease) in commercial paper         35,404           (55,370)           88,655
Proceeds from long-term borrowings                 100,000                 -                 -
Principal payments on long-term debt and
     capital lease obligations                     (64,155)          (78,359)         (136,347)
Dividends paid                                     (16,988)          (10,192)           (9,033)
Common stock issued                                  1,164             1,452            17,539
        Net cash provided by (used in) financing
                 activities                         55,425          (142,469)          (39,186)

INCREASE (DECREASE) IN CASH AND
     CASH EQUIVALENTS                                7,347              (149)          (41,340)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR        51,095            51,244            92,584

CASH AND CASH EQUIVALENTS, END OF YEAR           $  58,442         $  51,095         $  51,244

See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Years Ended February 3, 1996, January 28, 1995, and January 29, 1994 Dillard Department Stores, Inc. and Subsidiaries

1.   Description Of Business And Summary Of Significant Accounting Policies

Description of Business - Dillard Department Stores, Inc. (the "Company") operates retail department stores located primarily in the Southeastern, Southwestern and Midwestern areas of the United States. The Company's fiscal year ends on the Saturday nearest January 31. Fiscal year 1995 ended on February 3, 1996 and included 53 weeks. The fiscal years 1994 and 1993 ended on January 28, 1995, and January 29, 1994 respectively, and each included 52 weeks.

Consolidation - The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, including its real estate subsidiary, Construction Developers, Inc. (which leases property principally to the Company), its finance subsidiary, Dillard Investment Co., Inc. ("DIC"), and Dillard National Bank ("DNB"), a wholly-owned subsidiary of DIC (which grants credit card loans to the Company's customers). Intercompany accounts and transactions are eliminated in consolidation. Investments in and advances to joint ventures in which the Company has a 50% ownership interest are accounted for by the equity method.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenues - Retail sales are recorded on the accrual basis and include leased department sales of $38.5 million, $46.2 million and $66.5 million for fiscal 1995, 1994 and 1993, respectively.

Costs, Expenses and Related Balance Sheet Accounts - The retail last-in, first-out ("LIFO") inventory method is used to value merchandise inventories. At February 3, 1996 and January 28, 1995, the LIFO cost of merchandise was approximately equal to the first-in, first-out ("FIFO") cost of merchandise.

Property and equipment owned by the Company is stated at cost, which includes related interest costs incurred during the construction period, less accumulated depreciation and amortization. Capitalized interest was $3.6 million, $2.5 million and $1.9 million in fiscal 1995, 1994 and 1993, respectively. For tax reporting purposes, accelerated depreciation or cost recovery methods are used and the related deferred income taxes are included in noncurrent deferred income taxes in the consolidated balance sheet. For financial reporting purposes, depreciation is computed by the straight-line method over estimated useful lives:

Buildings and leasehold improvements 20 - 40 years
Furniture, fixtures and equipment     3 - 10 years

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

Earnings per Common Share - Earnings per common share have been computed based on the weighted average of Class A and Class B common shares outstanding, after deducting preferred dividend requirements and giving effect to outstanding stock options. Shares used in computing earnings per common share were 113,143,842; 113,013,998 and 112,808,262 for fiscal 1995, 1994 and 1993, respectively.

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


2.   Impairment Of Long-Lived Assets
In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" which provides guidance on when to assess and how to measure impairment of long-lived assets, certain intangibles and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. The Company adopted this statement as of October 29, 1995.

The Company evaluated its investment in long-lived assets to be held and used in operations on an individual store basis and determined that based upon the history of operating results and updated operating projections, the property and equipment at certain stores was impaired. The Company estimated the fair value of the assets at these stores based on operating projections and future discounted cash flows. As a result, the Company recorded an after-tax charge of approximately $78.5 million ($.69 per share) representing the amount required to write down the carrying value of the property and equipment to their estimated fair value of approximately $112 million at February 3, 1996.


3.   Commercial Paper And Revolving Credit Agreement
DIC commercial paper generally matures within 45 days from the date of issue at effective interest rates ranging from 5.21% to 5.52% at February 3, 1996. At February 3, 1996 and January 28, 1995, the weighted average interest rate of outstanding commercial paper was 5.46% and 5.56%, respectively. The average amount of commercial paper outstanding during fiscal 1995 was $101 million, at a weighted average interest rate of 5.98%.

At February 3, 1996, the Company and DIC had revolving line of credit agreements with various banks aggregating $500 million. The line of credit agreements require that consolidated stockholders' equity be maintained at $1 billion or more. These agreements expire on July 13, 1999. A commitment fee of
 .10% of the committed amount is paid to the banks to secure these line of credit agreements, which cannot be withdrawn except in the case of defaults by the Company or DIC. Interest may be fixed for periods from one to six months at the election of the Company or DIC. Interest is payable at the lead bank's certificate of deposit rate, alternative base rate or Eurodollar rate. In addition, at February 3, 1996, the Company had line of credit agreements with various banks aggregating $110 million. The agreements have no fixed date of expiration, and interest on amounts drawn fluctuates daily based on market rates. There were no funds borrowed under the revolving line of credit agreements or line of credit agreements during fiscal 1993 through fiscal 1995.

4.   Long-Term Debt
Long-term debt consists of the following (in thousands of dollars):

                                             February 3, 1996 January 28, 1995
Unsecured notes at rates ranging from
    6.875% to 9.625%, due 1996 through 2023     $    950,000     $    900,000
Unsecured 5.7% note to bank, due June 3, 1996         75,000           75,000
Unsecured 9.25% notes of DIC due 1997 through 2001   175,000          175,000
Mortgage notes, payable monthly or quarterly (some
   with balloon payments) over periods up to
   31 years from inception and bearing interest
   at rates ranging from 6.75% to 13.25%              89,242           84,406
                                                   1,289,242        1,234,406
Current portion                                     (131,378)         (55,903)
                                                 $ 1,157,864      $ 1,178,503

Building, land, land improvements and equipment with a carrying value of $105.9 million at February 3, 1996 are pledged as collateral on the mortgage notes. During the year, the Company assumed mortgage notes in the amount of $16.8 million related to the purchase of three stores which were previously leased.

Maturities of long-term debt over the next five years are $131.4 million, $181.1 million, $107.4 million, $108.2 million and $109.0 million.

Interest and debt expense consists of the following (in thousands of dollars):

                                       Fiscal 1995  Fiscal 1994  Fiscal 1993
Long-term debt:
   Interest                               $107,572     $110,945     $118,377
   Amortization of debt expense              1,400        1,404        1,484
                                           108,972      112,349      119,861
Interest on capital lease obligations        2,241        2,324        2,831
Commercial paper interest                    6,014        5,692        4,386
Other                                        2,827        3,917        3,837
                                          $120,054     $124,282     $130,915

Interest paid during fiscal 1995, 1994 and 1993 was approximately $121.4 million, $123.9 million and $124.6 million, respectively.


5.   Trade Accounts Payable And Accrued Expenses
Trade accounts payable and accrued expenses are comprised of the following (in thousands of dollars):

                                            February 3, 1996  January 28, 1995
Trade accounts payable                              $376,363          $350,801
Accrued expenses:
     Taxes, other than income                         48,644            45,211
     Salaries, wages, and employee benefits           46,120            48,200
     Interest                                         30,370            36,162
     Rent                                             13,688            13,777
     Other                                            43,826            51,371
                                                    $559,011          $545,522

6.   Income Taxes
The provision for Federal and state income taxes is summarized as follows (in thousands of dollars):

                          Fiscal 1995  Fiscal 1994  Fiscal 1993
Current:
     Federal                 $138,102     $120,200     $118,200
     State                     18,700       16,300       16,700
                              156,802      136,500      134,900

Deferred:
     Federal                 (47,832)       16,400       20,400
     State                    (6,500)        1,420        3,100
                             (54,332)       17,820       23,500
                             $102,470     $154,320     $158,400

A reconciliation between income taxes computed using the effective income tax rate and the federal statutory income tax rates is presented below (in thousands of dollars):

                                       Fiscal 1995  Fiscal 1994  Fiscal 1993
Income tax at the statutory Federal rate   $94,379     $142,139      139,837
State income taxes net of Federal benefit    7,970       10,686       12,983
Cumulative effect of tax rate increase on
     deferred income tax balances                -            -        6,595
Other                                          121        1,495       (1,015)
                                          $102,470     $154,320     $158,400

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of February 3, 1996 and January 28, 1995 are as follows (in thousands):

                                           February 3, 1996  January 28, 1995
Property and equipment basis and
  depreciation differences                         $213,497          $252,253
State income taxes                                   28,466            31,216
Differences between book and tax basis of inventory  20,191            27,737
Other                                                 5,606            10,769
     Total deferred tax liabilities                 267,760           321,975
Accruals not currently deductible                   (16,985)          (17,113)
State income taxes                                   (2,306)           (2,061)
     Total deferred tax assets                      (19,291)          (19,174)
          Net deferred tax liability               $248,469          $302,801

Deferred tax assets and liabilities are presented as follows in the accompanying consolidated balance sheets:

                                            February 3, 1996  January 28, 1995
Net deferred tax liability - noncurrent             $252,503          $294,450
Net deferred tax (asset) liability - current          (4,034)            8,351
     Net deferred tax liability                     $248,469          $302,801

Income taxes paid during fiscal 1995, 1994 and 1993 were approximately $158.0 million, $131.1 million and $102.1 million, respectively.

7.   Stockholders' Equity
Capital stock is comprised of the following:
                                   Shares     Shares Issued and Outstanding
Type                  Par Value  Authorized February 3, 1996  January 28, 1995
Preferred (5% cumulative)  $100       5,000            4,400             4,400
Additional preferred       $.01  10,000,000
Class A, common            $.01 289,000,000      109,070,691       109,028,595
Class B, common            $.01  11,000,000        4,016,929         4,017,061

Holders of Class A are empowered as a class to elect one-third of the members of the Board of Directors and the holders of Class B are empowered as a class to elect two-thirds of the members of the Board of Directors. Shares of Class B are convertible at the option of any holder thereof into shares of Class A at the rate of one share of Class B for one share of Class A.


8.   Stock Options
The Company's 1990 Incentive and Nonqualified Stock Option Plan provides for the granting of options to purchase 12 million shares of Class A common stock to certain key employees of the Company. Exercise terms for options granted under this plan are determined at each grant date. All options were granted at not less than fair market value at dates of grant. No compensation expense was recognized in connection with the granting of stock options. There were 3,946,866 options exercisable at prices ranging from $31.25 to $40.54 per share and 4,365,805 available for grant under the 1990 plan at the end of fiscal 1995. At February 3, 1996, 10,813,811 shares of Class A common stock were reserved for issuance under the 1990 stock option plan.

Option transactions are summarized as follows:

                          Shares Under Option         Option Price per share
                        Fiscal 1995 Fiscal 1994 Fiscal 1995 Fiscal 1994 Outstanding, beginning
     of year             4,537,521    2,630,026  $28.50 - 45.13 $33.67 - 45.13
Granted                  1,990,450    1,975,680   27.25 - 28.88  28.50 - 31.25
Exercised                        -      (12,500)              -          31.25
Canceled                   (79,965)     (55,685)  28.50 - 45.13  33.67 - 45.13
Outstanding, end of year 6,448,006    4,537,521  $27.25 - 45.13 $28.50 - 45.13



9.   Capital Leases
Future minimum payments under capital leases as of February 3, 1996 are as follows (in thousands of dollars):

Fiscal Year                                                  Amount
1996                                                      $   4,129
1997                                                          3,862
1998                                                          3,862
1999                                                          3,586
2000                                                          3,224
After 2000                                                   18,270
Total minimum lease payments                                 36,933
Less amount representing interest                           (14,623)
Present value of net minimum lease
payments (of which $2,149 is currently payable)         $    22,310

10.                      Operating Leases And Commitments
Rental expense consists of the following (in thousands of dollars):

                                     Fiscal 1995   Fiscal 1994   Fiscal 1993
Operating leases:
     Buildings:
          Minimum rentals                $30,034       $33,290       $33,922
          Contingent rentals              13,625        13,456        11,796
     Equipment                            14,015        16,910        18,107
                                          57,674        63,656        63,825
Contingent rentals on capital leases       1,161         1,260         1,133
                                         $58,835       $64,916       $64,958

Contingent rentals on certain leases are based on a percentage of annual sales in excess of specified amounts. Other contingent rentals are based entirely on a percentage of sales.

The future minimum rental commitments as of February 3, 1996 for all noncancelable operating leases for buildings and equipment are as follows (in thousands):

Fiscal Year                                 Amount
1996                                    $   34,013
1997                                        29,714
1998                                        26,460
1999                                        24,624
2000                                        23,922
After 2000                                 159,537
                                       $   298,270

Renewal options from three to twenty-five years exist on the majority of leased properties. At February 3, 1996, the Company is committed to incur costs of approximately $257 million to complete and furnish certain stores.


11.  Fair Value Disclosures
The estimated fair values of financial instruments which are presented herein have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of amounts the Company could realize in a current market exchange.

The fair value of trade accounts receivable is determined by discounting the estimated future cash flows at current market rates, after consideration of credit risks and servicing costs using historical rates. The fair value of the Company's long-term debt is based on market prices or dealer quotes (for publicly traded unsecured notes) and on discounted future cash flows using current interest rates for financial instruments with similar characteristics and maturity (for bank notes and mortgage notes).

The fair value of the Company's cash and cash equivalents, trade accounts receivable and commercial paper borrowings approximates their carrying values at February 3, 1996 and January 28, 1995 due to the short-term maturities of these instruments. The fair value of the Company's long-term debt at February 3, 1996 and January 28, 1995 was $1,431 million and $1,240 million, respectively. The carrying value of the Company's long-term debt at February 3, 1996 and January 28, 1995 was $1,289 million and $1,234 million, respectively.

12.  Quarterly Results Of Operations (Unaudited)
The following is a tabulation of the unaudited quarterly results of operations for the years ended February 3, 1996 and January 28, 1995 (in thousands, except per share data):

Fiscal 1995                            Three Months Ended
                            April 29    July 29   October 28  February 3
Net sales                 $1,326,754 $1,265,066   $1,405,626  $1,920,592
Gross profit                 444,826    440,120       490,10     649,205
Net income                    48,379     38,633       51,025      29,146(a)
Income per common share          .43        .34          .45         .26

(a) Includes a $78.5 million charge for the early adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." See Note 2.

Fiscal 1994                           Three Months Ended
                          April 30     July 30   October 29  January 28
Net sales               $1,283,941  $1,184,316   $1,333,630  $1,743,916
Gross profit               430,862     409,518      467,381     623,414
Net income                  48,306      33,755       50,802     118,927
Income per common share        .43         .30          .45        1.05

Annual Meeting
Saturday, May 18, 1996, at 9:30 a.m., Board Room, First Commercial Bank
Building
Capitol and Broadway, Little Rock, Arkansas 72201


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


Corporate Headquarters
1600 Cantrell Road, Little Rock, Arkansas 72201


Mailing Address
Post Office Box 486, Little Rock, Arkansas 72203
Telephone: 501-376-5200
Telex: 910-722-7322
Fax: 501-376-5917


Transfer Agent And Registrar
Boatmen's Trust Company, Post Office Box 14737, St. Louis, Missouri 63178


Listing
New York Stock Exchange, Ticker Symbol "DDS"









Stock Prices And Dividends By Quarter
                Sales Prices - Common Shares
                   1995            1994            Dividends Per Share
Quarter       High      Low    High      Low           1995    1994
First       $29.00   $24.00  $36.63   $32.13          $0.03   $0.02
Second       32.13    24.63   35.25    29.00           0.03    0.02
Third        33.88    27.13   33.38    25.63           0.03    0.03
Fourth       30.63    27.13   30.38    24.63           0.03    0.03