Form 10-K, Exhibit 13
period 1997-02-01
DILLARD DEPARTMENT STORES INC
filed 1997-04-28
CIK 28917

1996
Dillard's Annual Report

Dillard's   The Corporation

Founded in 1938 by William Dillard, Dillard Department Stores, Inc. is a regional group of traditional department stores offering a distinctive mix of name-brand and private-label merchandise. With everyday pricing and special emphasis on fashion apparel and home furnishings, Dillard's appeals to middle- and upper-middle-income consumers. The Company's philosophy continues to embrace an ambitious program of expansion and remodeling as well as aggressive responses to industry trends in merchandise and pricing.


Table of Contents
3               Letter to the Stockholders
7               Narrative
11              New Stores and Expansions
17              Corporate Organization
18              Operating Divisions
21              Financial Review

Message to Dillard's
Stockholders

In 1996, Dillard's sales climbed to $6.2 billion. This shows a 5% increase over our $5.9 billion in sales for fiscal 1995, which included 53 weeks. Using an equivalent 52-week basis, sales rose 7%. By the same measure, sales in comparable stores increased 2%. Net income for 1996 was $238.6 million versus $167.1 in 1995. Net income per share was $2.09 versus $1.48. Earnings for 1995 included a non-cash after-tax asset impairment charge of $78.5 million
($.69 per share). Stockholders' equity increased to $2.7 billion in 1996 from $2.5 billion in 1995.

Our store opening schedule for 1996 was the most aggressive in the history of the Company. We opened 16 new stores, one of which was a replacement store. These stores were located in Naples, Florida; Lake Wales, Florida; Henderson, Nevada; El Paso, Texas; Sarasota, Florida; Sugar Land, Texas; Alpharetta, Georgia; Columbia, South Carolina; Albuquerque, New Mexico; Denver, Colorado; Bowling Green, Kentucky; Ocoee, Florida; Strongsville, Ohio; Spartanburg, South Carolina; Niles, Ohio; and Vero Beach, Florida. We closed three stores during the fourth quarter.

These stores, along with our remodeled and expanded stores added a net 2,728,000 square feet to our retail space. In management's opinion, these stores will follow our normal patterns of contribution to our profits in their second and third years. At the end of 1996, we operated 250 stores in 24 states.

For 1997, we plan to build 11 new stores. In acquisitions, we have entered into an agreement with Proffitt's Inc. to purchase seven stores located in the Richmond and Tidewater areas of Virginia. We have also agreed to purchase ten Mervyn's stores in Florida, six of which will be remodeled and open in 1997. Additionally, we will buy three Macy's stores in Houston, Texas. We are excited about the prospects for these stores which will add well over three million square feet to our store base in 1997.

Our balance sheet remains strong. Our long-term debt to total capitalization ratio dropped to 30.4% at the end of 1996 compared to 32.2% at the end of 1995, placing us in the ranks of the most strongly capitalized retailers. In March 1997, we announced the implementation of a Class A common stock repurchase program of up to $300 million. This program underscores our confidence in the financial strength of your Company. We are poised for growth and are constantly looking for opportunities to leverage our strengths.

Above all, 1996 gave us a chance to reveal our true depth. Backed by our 43,470 associates, we emerged as a strong, confident and efficient player in a field of intense competition. We remain committed to continuing that success.


William Dillard
Chairman of the Board and Chief Executive Officer
March 31, 1997


Sales by Merchandise Category
(percentage of total sales)

Women's & Junior's Clothing     29.9
Shoes, Accessories & Lingerie   19.9
Men's Clothing & Accessories    19.5
Cosmetics                       12.9
Home                            10.8
Children's Clothing              6.5
Leased Departments                .5

Declaration of Our Direction and Performance

Strong. Confident. Efficient. These words best define the business of Dillard Department Stores in 1996. In an extremely competitive retail environment, the Company sought to leverage the benefits brought about by its internal reorganization. Dillard's goal was to more efficiently manage its inventory levels and to deliver improved value to the customers through an enhanced private-label merchandising program.

Strong. The Company continued to strengthen its financial position in 1996. Total stockholders' equity grew by $239 million while long-term debt increased only slightly. As a result of these factors, the Company's long-term debt to capitalization ratio fell from 32.2% at the end of 1995 to 30.4% at the end of 1996. The Company has one of the strongest balance sheets within the retail industry.

Confident. The Board of Directors believed the Company's stock was underpriced in view of the Company's performance and potential. After careful consideration, the Board authorized management to implement a Class A common share repurchase program of up to $300 million. With this aggressive move, Dillard's sought to bolster stockholders' interest. Within hours after the decision was announced, the stock price rose an average of 6% - a strong indication of positive investor confidence in Dillard's.

Efficient. In March 1996, Dillard's announced the realignment of the operating divisions, reducing seven regional offices to five, enabling regional management to concentrate on specific geographic and climatic areas. This reorganization better allows the Company to capitalize on supply chain efficiencies, such as buying, warehousing and distribution.

The net result is more effective placement of inventories within the store system, which has allowed Dillard's to remain one of the retail industry's lowest cost operators. This consolidation has already reduced buying and merchandising costs and will continue to do so in the long term.

To complement this realignment, Dillard's developed a corporate planning group to forecast ideal reorder points and inventory levels in each store and within the divisions. Working in concert with store and merchandising management, this group will help optimize the inventory levels in each store, maximizing inventory turnover.

Dillard's was a company of many qualities in 1996. Strong in financial position. Confident in performance. Efficient in infrastructure. And most importantly, intelligent - to make all the parts work together to build an impressive bottom line.

Progress Through Development and Acquisition

New Stores. Expansions. Acquisitions. Each is a key part of Dillard's carefully planned growth strategy. Given limited growth opportunities, due to the increasingly small number of acceptable retail locations, Dillard's made great strides in all these areas in the past year. As of February, 1997, the Company operated 250 stores in 24 states.

New Stores. In 1996, Dillard's entered two new major markets - Denver, Colorado and Atlanta, Georgia. The Denver store was the most successful entry into a new market in the history of the Company. With these and other new stores in existing markets, the Company opened 16 stores, ranging in size from 100,000 to 250,000 square feet. All of these newly constructed stores are wholly owned by the Company. In 1997, Dillard's will be moving into several new markets - two of which are Cheyenne, Wyoming and Stockton, California. These new stores will give the Company a firm regional foothold, allowing a test of the retail waters and opening the doors to future opportunities in those areas.

Expansions. Dillard's expanded six stores in 1996, adding over 400,000 square feet of store space. In addition, the Company remodeled a significant number of stores throughout the year. Two basic conditions make expansions/remodels necessary - first, to expand square footage due to growing customer demands and, secondly, to update store facilities and fixtures. By updating numerous locations each year, the Company keeps store resources modern, efficient and competitive. In keeping with this plan, a number of stores in various markets are slated for remodeling and expansion in 1997.

Acquisitions. Dillard's plans to acquire 20 stores in 1997, ranging in size from 65,000 to 210,000 square feet. The Company has agreed to purchase seven Proffitt's stores in Virginia, a new market for the Company. In Florida, Dillard's has entered into agreements to buy ten stores of the Mervyn's chain and in Houston, Texas, three Macy's stores will be acquired. These stores have the potential to increase the Company's selling space by an extra 1.7 million square feet - representing a 4% increase. More importantly, once purchased, they will position Dillard's as a leading department store in each market. In some shopping malls where the Company needs more space and a Dillard's already exists, an acquired store will become a second Dillard's store. This double-anchor concept, pioneered by Dillard's, has proven successful and, in fact, has been emulated by other retail chains.

New Stores Opened - 1996

January, Naples, FL - Coastland Mall - 180,000 sq. ft. (replacing 80,000 sq.ft.) February, Lake Wales, FL - Eagle Ridge Center - 126,000 sq. ft.
February, Henderson, NV - Galleria at Sunset - 200,000 sq. ft.
March, El Paso, TX - Bassett Shopping Center - 140,000 sq. ft.
March, Sarasota, FL - Sarasota Square - 100,000 sq. ft.
March, Sugar Land, TX - First Colony - 200,000 sq. ft.
March, Alpharetta, GA - North Point Mall - 250,000 sq. ft.
May, Columbia, SC - Columbia Mall - 180,000 sq. ft.
July, Albuquerque, NM - Cottonwood Mall - 180,000 sq. ft.
August, Denver, CO - Park Meadows Mall - 240,000 sq. ft.
September, Bowling Green, KY - Greenwood Mall - 122,000 sq. ft.
October, Ocoee, FL - West Oaks - 200,000 sq. ft.
October, Strongsville, OH - SouthPark Center - 200,000 sq. ft.
October, Spartanburg, SC - Westgate Mall - 150,000 sq. ft.
October, Niles, OH - Eastwood Mall - 120,000 sq. ft.
November, Vero Beach, FL - Indian River Mall - 127,000 sq. ft.

New Stores To Be Opened - 1997

February, Macon, GA - Macon Mall - 175,000 sq. ft.
February, Memphis, TN - Wolfchase Galleria - 200,000 sq. ft. March, Colorado Springs, CO - Chapel Hills Mall - 180,000 sq. ft. March, Cheyenne, WY - Frontier Mall - 85,000 sq. ft.
March, Longmont, CO - Twin Peaks Mall - 94,000 sq. ft.
August, Waterloo, IA - Crossroads Mall - 150,000 sq. ft. September, Sandy, UT - South Towne Square - 200,000 sq. ft. October, Meridian, MS - Bonita Lakes Mall - 126,000 sq. ft. October, Stockton, CA - Weberstown - 200,000 sq. ft.
October, Richmond, IN - Richmond Square - 86,000 sq. ft.
October, Baton Rouge, LA - Mall of Louisiana - 200,000 sq. ft.

Stores Expanded and Remodeled - 1996

March, Houma, LA - Southland Mall - 50,000 sq. ft.
April, Las Vegas, NV - The Meadows - 56,000 sq. ft.
August, Tulsa, OK - Promenade - 74,000 sq. ft.
August, Fayetteville, AR - Northwest - 100,000 sq. ft.
September, Texarkana, TX  - Central - 25,000 sq. ft.
November, Daytona Beach, FL - Volusia Mall - 100,000 sq. ft.

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

William B. Harrison, Jr.
Vice Chairman
Chase Manhattan Corporation
New York, New York

J.M. Hessels
Chairman, Executive Board
Vendex International N.V.
Amsterdam, The Netherlands

John H. Johnson
President and Publisher
Johnson Publishing Company, Inc.
Chicago, Illinois

E. Ray Kemp
Retired Vice Chairman and
Chief Administrative Officer
Dillard Department Stores

William H. Sutton
Managing Partner
Friday, Eldredge & Clark Attorneys
Little Rock, Arkansas

Senior Management

William Dillard Chairman of the Board and Chief Executive Officer
William Dillard, II President, Chief Operating Officer
Alex Dillard Executive Vice President
Mike Dillard Executive Vice President
James I. Freeman Senior Vice President, Chief Financial Officer
James E. Darr, Jr. Senior Vice President, Secretary and General Counsel


Vice Presidents

W.R. Appleby, II
Gregg Athy
H. Gene Baker
Jan E. Bolton
Michael Bowen
Joseph P. Brennan
G. Kent Burnett
Larry Cailteux
Wynelle Chapman
Neil Christensen
Drue Corbusier
Daniel Demicell
David M. Doub
Richard Eagan
Robert L. Edwards
John A. Franzke
T.R. Gastman
Bernard Goldstein
Roy J. Grimes
Randal L. Hankins
G. William Haviland
John Hawkins
Mark Killingsworth
David Kolmer
Gaston Lemoine
Denise Mahaffy
Robert G. McGushin
Michael S. McNiff
Jeff Menn
Anthony Menzie
Steven K. Nelson
Steven T. Nicoll
Harry D. Passow
M.E. Ritchie, Jr.
Richard Roberds
James Schatz
Linda Sholtis-Tucker
Burt Squires
Joseph W. Story
Ralph Stuart
David Terry
Richard B. Willey
Linda Zwern

Operating Divisions

Ft. Worth

Drue Corbusier
Chairman

H. Gene Baker
President

Gregg Athy
Vice President, Merchandising

Wynelle Chapman
Vice President, Merchandising

Gaston Lemoine
Vice President, Stores

Anthony Menzie
Vice President, Stores

Richard Roberds
Vice President, Stores

James Schatz
Vice President, Stores

William B. Warner
Vice President, Sales Promotion

Little Rock

Mike Dillard
Chairman

John A. Franzke
President

David Terry
Vice President, Merchandising

Burt Squires
Vice President, Stores

Richard B. Willey
Vice President, Stores

Ken Eaton
Vice President, Sales Promotion


Phoenix

G. Kent Burnett
Chairman

Bernard Goldstein
President

Joseph P. Brennan
Vice President, Merchandising

Robert G. McGushin
Vice President, Stores

Jeff Menn
Vice President, Stores

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

Neil Christensen
Vice President, Stores

Richard Eagan
Vice President, Stores

David Kolmer
Vice President, Stores

Howard Hall
Vice President, Sales Promotion


Tampa

T.R. Gastman
Chairman

David M. Doub
President

Linda Zwern
Vice President, Merchandising

W.R. Appleby, II
Vice President, Stores

Robert L. Edwards
Vice President, Stores

Steven T. Nicoll
Vice President, Stores

Linda Sholtis-Tucker
Vice President, Stores

Louise Platt
Vice President, Sales Promotion

Dillard's Locations
Year-End, 1996

                1996    1995    1994
Texas             64      63      62
Florida           34      30      27
Missouri          16      16      16
Louisiana         15      16      16
Ohio              15      13      13
North Carolina    14      14      13
Oklahoma          14      14      14
Arizona           13      13      13
Tennessee         12      12      12
Kansas             9       9       9
Arkansas           7       7       7
South Carolina     7       6       6
New Mexico         5       4       4
Kentucky           4       3       1
Nebraska           4       4       4
Nevada             4       3       3
Mississippi        3       3       3
Colorado           2       1
Illinois           2       2       2
Utah               2       2       2
Alabama            1       1       1
Georgia            1
Indiana            1       1
Iowa               1       1       1
Total            250     238     229

Table of Contents
14               Table of Selected Financial Data
16               Management's Discussion and Analysis
20               Independent Auditors' Report
21               Consolidated Balance Sheets
22               Consolidated Statements of Income
23               Consolidated Statements of Stockholders' Equity
24               Consolidated Statements of Cash Flows
25               Notes to Consolidated Financial Statements
32               Annual Meeting and General Information
32               Stock Prices and Dividends by Quarter

Financial Review
Table of Selected Financial Data
Dillard Department Stores, Inc. And Subsidiaries

(In thousands of dollars, except per share data)

                                          1996       1995*          1994        1993        1992        1991        1990
Net Sales                           $6,227,585  $5,918,038    $5,545,803  $5,130,648  $4,713,987  $4,036,392  $3,605,518
  Percent Increase                           5%          7%            8%          9%         17%         12%         18%
Cost of Sales                        4,124,765   3,893,786     3,614,628   3,306,757   3,043,348   2,565,904   2,287,891
  Percent of Sales                        66.2%       65.8%         65.2%       64.4%       64.5%       63.6%       63.5%
Interest and Debt Expense              120,599     120,054       124,282     130,915     121,940     109,386      97,032
Income Before Taxes                    378,761     269,653 (a)   406,110     399,534     375,330     322,157     280,778
Income Taxes                           140,140     102,470       154,320     158,400     138,900     116,000      98,000
Net Income                             238,621     167,183 (a)   251,790     241,134     236,430     206,157     182,778
Per Common Share **
  Income                                  2.09        1.48          2.23        2.14        2.11        1.84        1.67
  Dividends                               0.14        0.12          0.10        0.08        0.08        0.07        0.07
  Book Value                             23.91       21.91         20.55       18.42       16.28       14.19       12.31
Average Number of Shares
  Outstanding  **                  113,988,633 113,143,842   113,013,998 112,808,262 112,292,575 111,832,758 109,351,914

Accounts Receivable - Total          1,154,673   1,123,103     1,117,411   1,111,744   1,106,710   1,004,496     932,544
Merchandise Inventories              1,556,958   1,486,045     1,362,756   1,299,944   1,178,562   1,052,683     889,333
Property and Equipment               2,186,867   2,024,342     1,960,922   1,892,054   1,662,181   1,318,027   1,066,562
Total Assets                         5,059,726   4,778,535     4,577,757   4,430,274   4,107,114   3,498,506   3,007,979

Long-term Debt                       1,173,018   1,157,864     1,178,503   1,238,293   1,381,676   1,008,967     839,490
Capitalized Lease Obligations           13,690      20,161        22,279      31,621      32,381      29,489      31,284
Deferred Income Taxes - Total          261,094     248,468       302,801     284,981     178,311     143,463     115,854
Stockholders' Equity                 2,717,178   2,478,327     2,323,567   2,081,647   1,832,018   1,583,475   1,364,885

Number of Employees - Average           43,470      40,312        37,832      35,536      33,883      32,132      31,786

Gross Square Footage (in thousands)     40,000      37,300        35,300      34,900      33,200      29,100      26,600

Number of Stores
  Opened                                    15           9             7          10          11          10           4
  Acquired                                   0           0             0           0          12           7          23
  Closed                                     3           0             5           1           3           5           3
Total - End of Year                        250         238           229         227         218         198         186

  * 53 Weeks         ** Restated 3 for 1 stock split       (a) Includes Impairment charges of $126.6 million before taxes
                                                               ($78.5 million after tax).

Table of Selected Financial Data
Dillard Department Stores, Inc. and Subsidiaries

(in thousands of dollars, except per share data)

                                          1989*           1988         1987
Net Sales                          $ 3,049,062     $ 2,558,395  $ 2,206,347
  Percent of Sales                          19%             16%          19%
Cost of Sales                        1,926,971       1,636,861    1,398,808
  Percent of Sales                        63.2%           64.0%        63.4%
Interest and Debt Expense               91,836          80,979       64,179
Income Before Taxes                    227,892         172,529      155,223
Income Taxes                            79,800          58,700       64,000
Net income                             148,092         113,829       91,223
Per Common Share **
  Income                                  1.45            1.18         0.94
  Dividends                               0.06            0.05         0.05
  Book Value                             10.23            7.80         6.67
Average Number of Shares
  Outstanding **                   101,890,272      96,655,737   96,571,272

Accounts Receivable - Total            759,803         654,333      605,299
Merchandise Inventories                716,054         527,931      500,831
Property and Equipment                 897,847         787,210      694,991
Total Assets                         2,496,277       2,067,517    1,888,033

Long-term Debt                         739,597         620,956      594,773
Capitalized Lease Obligations           32,900          25,157       26,443
Deferred Income Taxes - Total          108,426         128,565      125,828
Stockholders' Equity                 1,094,721         752,178      643,386

Number of Employees - Average           26,304          23,114       21,168

Gross Square Footage (in thousands)     23,500          20,800       18,500

Number of Stores
  Opened                                     3               7            6
  Acquired                                  19               4           17
  Closed                                     6               0            3
Total - End of Year                        162             146          135

  * 53 weeks      ** Restated for 3 for 1 stock split


Management's Discussion And Analysis of Financial Condition
            And Results of Operations
Dillard Department Stores, Inc. and Subsidiaries

Sales

 The sales increases for the past three years on a comparable 52-week basis have been:

                    1996    1995    1994
Sales Increase         7%      5%      8%

Comparable store sales increases by quarter for the past three years on a comparable 13-week basis have been:

                    1996    1995    1994
First Quarter          6%      1%      7%
Second Quarter         2       4       4
Third Quarter          1       2       5
Fourth Quarter         0       3       4
Year                   2       2       5

Comparable store sales include sales for those stores which were in operation for a full period in both the current quarter and the corresponding quarter for the prior year.

The slower comparable store sales gains experienced in 1996 and 1995 reflect the challenges of a difficult environment for apparel retailers. Management believes that the majority of the increase in sales on a comparable
52-week basis and in comparable store sales on a comparable 13-week basis was attributable to an increase in the volume of goods sold rather than an increase in the price of goods.

The sales mix for the past three years by category and percent of total sales has been:

                                     1996    1995    1994
Cosmetics                            12.9%   12.7%   12.5%
Women's & Junior's Clothing          29.9    30.0    30.4
Children's Clothing                   6.5     6.5     6.7
Men's Clothing & Accessories         19.5    18.9    18.6
Shoes, Accessories & Lingerie        19.9    19.5    19.1
Home                                 10.8    11.7    11.9
Leased Departments                     .5      .7      .8

Total                               100.0%  100.0%  100.0%

At year end there were 250 stores in operation. Average gross square footage and sales per average square foot for the past three years on a comparable 52-week basis have been:

                                          1996    1995    1994
Average Gross Square Footage (000)      39,000  36,400  35,300
Sales per Average Square Foot          $   160 $   160 $   157

Cost Of Sales

Cost of sales as a percentage of sales for the past three years has been 66.2% for 1996, 65.8% for 1995 and 65.2% for 1994. The increases in the cost of sales for 1996 over 1995 and for 1995 over 1994 were caused principally by a higher level of markdowns necessitated by competitive pressures.

Expenses

Expenses as a percent of sales for the past three years are as follows:

                                        1996     1995    1994
Advertising, Selling, Administrative
  & General Expenses                    24.7%    24.3%   24.0%
Depreciation & Amortization              3.1      3.3     3.4
Rentals                                   .9      1.0     1.2
Interest & Debt Expense                  2.0      2.0     2.2

Advertising, selling, administrative and general expenses increased as a percentage of sales in 1996 and 1995 primarily because of a higher payroll expense in the selling area and higher bad debt expense in 1996. Depreciation and amortization decreased slightly as a percentage of sales during 1996 and 1995. This was caused by the write down of the carrying values of property and equipment at certain stores in the fourth quarter of 1995 (see Impairment Charges below). Rentals decreased slightly as a percentage of sales during 1996 and 1995, primarily due to a higher proportion of the Company's properties being owned rather than leased. Interest and debt expense remained constant as a percentage of sales in 1996 and 1995 reflecting a lower level of debt relative to sales than the 1994 debt level.

Impairment Charges

Effective October 29, 1995, the Company adopted Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The Company evaluated its investment in long-lived assets to be held and used in operations on an individual store basis and determined that, based upon the history of operating results and updated operating projections, the property and equipment at 20 stores were impaired. The Company estimated the fair value of the assets at these stores based on operating projections and future discounted cash flows and recorded an after-tax charge of approximately $78.5 million ($.69 per share), which represents the amount required to write down the carrying value of property and equipment to their estimated fair value of approximately $112 million at February 3, 1996.

Liquidity & Capital Resources

The relevant ratios regarding liquidity and capital resources for the past three years are:

                                         1996            1995            1994
Working Capital (000)              $1,865,890      $1,788,545      $1,765,844
Current Ratio                             3.1             3.1             3.3
Long-term debt to capitalization         30.4%           32.2%           34.1%
Stockholders' equity to total assets     53.7%           51.9%           50.8%

 The ratio of long-term debt to capitalization is calculated by dividing the total amount of long-term debt and capitalized lease obligation by the sum of the total amount of long-term debt and capitalized lease obligation plus total equity.

The Company continues to finance the growth of the business primarily through operating earnings. The Company sold $100 million 7.375% and $100 million 7.75% unsecured notes in 1996. The proceeds were used to reduce commercial paper borrowings. The Company sold $100 million 6.875% unsecured notes in 1995. The proceeds were used to reduce the balance of commercial paper outstanding and for general corporate purposes. The Company did not issue long-term debt during fiscal 1994. At the end of 1996, the Company had an outstanding shelf registration for unsecured notes in the amount of $200 million.

For the past several years, Dillard Investment Co., Inc. ("DIC"), a wholly-owned finance subsidiary has sold commercial paper in the public market. At February 1, 1997, the amount of commercial paper outstanding was $129 million.

The Company has line of credit agreements with various banks aggregating $110 million. Additionally, the Company and DIC have a revolving line of credit in the amount of $500 million. No funds were borrowed under the revolving line of credit or the line of credit agreements during fiscal 1996, 1995 or 1994.

During 1996, the Company generated $289.3 million in cash from operating activities, as compared to $299.1 million in fiscal 1995 and $395.3 million in fiscal 1994. The primary reason for the decrease in 1995 over 1994 was the increase in merchandise inventories. Merchandise inventories increased by approximately 5% in 1996 and 9% in 1995. There was no increase in the Company's merchandise inventories on a comparable store basis in 1996 or 1994. The increase in the Company's merchandise inventories on a comparable store basis was 4% in 1995.

Capital expenditures for 1996 were $350.1 million compared to $347.2 million for 1995 and $253.0 million for 1994.

During 1996, the Company opened 16 new stores (one of which was a replacement store), expanded six stores and closed three stores. During 1995, the Company opened 11 new stores (two of which were replacement stores) and expanded six stores. During 1994, the Company opened nine new stores (two of which were replacement stores), expanded two stores and closed five stores.

For 1997, the Company plans to open 11 stores and plans to expand and remodel an additional ten stores. In addition, the Company has entered into an agreement with Proffitt's Inc. to purchase seven department stores located in Richmond and the Tidewater area of Virginia. The Company has also entered into an agreement with Mervyn's for the purchase of ten department stores located in South Florida. The Company has agreed to purchase three Macy's stores in Houston, Texas from Federated Department Stores, Inc. The combined capital expenditures for 1997 including all of the stores mentioned above is expected to be approximately $475 million.

In February 1997, the Company announced that the Board of Directors had authorized the implementation of a Class A common share repurchase program of up to $300 million. The Company will make purchases pursuant to this program through open-market transactions, depending on market conditions.

The Company will finance its capital expenditures, common stock repurchase activity as well as its working capital requirements including required debt repayments from cash flows generated from operations and by issuing new debt.

Recent Accounting Pronouncements

In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS No. 128"), which is effective for the Company on January 31, 1998. SFAS No. 128 simplifies the standards for computing earnings per share previously found in Accounting Principles Board Opinion No. 15 and establishes new standards for computing and presenting earnings per share. Application of SFAS No. 128 is not expected to have a significant effect on the Company's earnings per share.

Independent Auditors' Report
Dillard Department Stores, Inc. and Subsidiaries

To the Stockholders and Board of Directors of Dillard Department Stores, Inc.
Little Rock, Arkansas

We have audited the accompanying consolidated balance sheets of Dillard Department Stores, Inc. and subsidiaries as of February 1, 1997 and
February 3, 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended February 1, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dillard Department Stores, Inc. and subsidiaries as of February 1, 1997 and February 3, 1996, and the results of their operations and their cash flows for each of the three years in the period ended February 1, 1997 in conformity with generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of accounting for the impairment of long-lived assets and for long-lived assets to be disposed of effective October 29, 1995 to conform with Statement of Financial Accounting Standards No. 121.

Deloitte & Touche LLP
New York, New York
February 25, 1997

Consolidated Balance Sheets
Dillard Department Stores, Inc. and Subsidiaries

(Amounts in thousands, except share data)

Assets                                     February 1, 1997   February 3, 1996

CURRENT ASSETS:
  Cash and cash equivalents                      $   64,094         $   58,442
  Trade accounts receivable (net of allowance for
    doubtful accounts of $24,169 and $19,528)     1,130,504          1,103,575
  Merchandise inventories                         1,556,958          1,486,045
  Other current assets                                9,080             10,163
    Total current assets                          2,760,636          2,658,225
INVESTMENTS AND OTHER ASSETS                        107,157             84,772
PROPERTY AND EQUIPMENT
  Land and land improvements                         37,038             37,038
  Buildings and leasehold improvements            1,576,058          1,394,551
  Furniture, fixtures and equipment               1,839,970          1,728,789
  Buildings under construction                       55,024             43,552
  Less accumulated depreciation and amortization (1,321,223)        (1,179,588)
                                                  2,186,867          2,024,342
BUILDINGS UNDER CAPITAL LEASES -
 Less amortization of $20,082 and $23,977,
      respectively                                    5,066             11,196
TOTAL ASSETS                                    $ 5,059,726        $ 4,778,535

Liabilities And Stockholders' Equity       February 1, 1997    February 3,1996)

CURRENT LIABILITIES:
  Trade accounts payable and accrued expenses   $   536,695        $   559,011
  Commercial paper                                  128,738            125,310
  Federal and state income taxes                     46,220             51,832
  Current portion of long-term debt                 181,564            131,378
  Current portion of capital lease obligations        1,529              2,149
     Total current liabilities                      894,746            869,680
LONG-TERM DEBT                                    1,173,018          1,157,864
CAPITAL LEASE OBLIGATIONS                            13,690             20,161
DEFERRED INCOME TAXES                               261,094            252,503
OPERATING LEASES AND COMMITMENTS
STOCKHOLDERS' EQUITY:
  Preferred stock - shares issued, 4,400                440                440
  Common stock, Class A -
     shares issued, 109,594,496 and 109,070,691       1,096              1,091
  Common stock, Class B (convertible) -
     shares issued, 4,016,929                            40                 40
  Additional paid-in capital                        641,388            625,249
  Retained earnings                               2,074,214          1,851,507
Total stockholders' equity                        2,717,178          2,478,327
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $ 5,059,726        $ 4,778,535

  See notes to consolidated financial statements.


Consolidated Statements Of Income
Dillard Department Stores, Inc. and Subsidiaries

(Amounts in thousands, except per share data)

  Year Ended                 February 1, 1997   February 3, 1996   January 28, 1995
NET SALES                          $6,227,585         $5,918,038         $5,545,803

SERVICE CHARGES, INTEREST
AND OTHER INCOME                      184,475            179,100            182,785
                                    6,412,060          6,097,138          5,728,588

COSTS AND EXPENSES:
  Cost of sales                     4,124,765          3,893,786          3,614,628
  Advertising, selling,
    administrative and
    general expenses                1,538,450          1,436,446          1,328,353
  Depreciation and amortization       193,719            191,805            190,299
  Rentals                              55,766             58,835             64,916
  Interest and debt expense           120,599            120,054            124,282
  Impairment charges                        -            126,559                  -
    Total costs and expenses        6,033,299          5,827,485          5,322,478

INCOME BEFORE INCOME TAXES            378,761            269,653            406,110

INCOME TAXES                          140,140            102,470            154,320

NET INCOME                         $  238,621         $  167,183         $  251,790

INCOME PER COMMON SHARE            $     2.09         $     1.48         $     2.23

   See notes to consolidated financial statements.

Consolidated Statements Of Stockholders' Equity
Dillard Department Stores, Inc. and Subsidiaries

(Amounts in thousands, except per share data)
                                         Common   Common   Additional
                               Preferred  Stock    Stock     Paid-in   Retained
                                 Stock   Class A   Class B   Capital   Earnings   Total
BALANCE, JANUARY 29, 1994         $440    $1,090       $40  $622,634 $1,457,443 $2,081,647
  Issuance of 53,937 shares under
    stock option, employee savings
    and stock bonus plans           -         -         -      1,452         -       1,452
  Net income                        -         -         -         -     251,790    251,790
  Cash dividends:
    Preferred stock, $5 per share   -         -         -         -         (22)       (22)
    Common stock, $.10 per share    -         -         -         -     (11,300)   (11,300)

BALANCE, JANUARY 28, 1995         $440    $1,090       $40  $624,086 $1,697,911 $2,323,567
  Issuance of 41,964 shares under
    stock option, employee savings
    and stock bonus plans           -          1        -      1,163         -       1,164
  Net income                        -         -         -         -     167,183    167,183
  Cash dividends:
    Preferred stock, $5 per share   -         -         -         -         (22)       (22)
    Common stock, $.12 per share    -         -         -         -     (13,565)   (13,565)

BALANCE, FEBRUARY 3, 1996         $440    $1,091       $40  $625,249 $1,851,507 $2,478,327
  Issuance of 523,805 shares under
    stock option, employee savings
    and stock bonus plans           -         -         -     16,139         -      16,144
  Net income                        -         -         -         -     238,621    238,621
  Cash dividends:
    Preferred stock, $5 per share   -         -         -         -         (22)       (22)
    Common stock, $.14 per share    -         -         -         -     (15,892)   (15,892)

BALANCE, FEBRUARY 1, 1997         $440    $1,096       $40  $641,388 $2,074,214 $2,717,178

   See notes to consolidated financial statements.

Consolidated Statements Of Cash Flows
Dillard Department Stores, Inc. and Subsidiaries

(Amounts in thousands)

  Year Ended                             February 1, 1997   February 3, 1996   January 28, 1995
OPERATING ACTIVITIES:
  Net income                                   $  238,621         $  167,183         $  251,790
  Adjustments to reconcile net income to
   net cash provided by operating activities:
    Depreciation and amortization                 195,186            193,313            191,870
    Deferred income taxes                          12,625            (54,332)            17,820
    Impairment charges                                 -             126,559                 -
  Changes in operating assets and liabilities:
    Increase in trade accounts receivable         (26,929)            (1,471)            (5,574)
    Increase in merchandise inventories           (70,913)          (123,289)           (62,812)
    Decrease (increase) in other current assets     1,083             (1,316)               129
    Increase in investments and other assets      (23,852)           (23,176)           (18,271)
    (Decrease) increase in trade accounts payable
      and accrued expenses and income taxes       (36,516)            15,653             20,342
      Net cash provided by operating activities   289,305            299,124            395,294

INVESTING ACTIVITIES:
  Purchase of property and equipment             (350,114)          (347,202)          (252,974)
      Net cash used in investing activities      (350,114)          (347,202)          (252,974)

FINANCING ACTIVITIES:
  Net increase (decrease) in commercial paper       3,428             35,404            (55,370)
  Proceeds from long-term borrowings              200,000            100,000                 -
  Principal payments on long-term debt and
    capital lease obligations                    (141,751)           (64,155)           (78,359)
  Dividends paid                                  (11,360)           (16,988)           (10,192)
  Common stock issued                              16,144              1,164              1,452
       Net cash provided by (used in)
         financing activities                      66,461             55,425           (142,469)

INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                                  5,652              7,347               (149)

CASH AND CASH EQUIVALENTS,
  BEGINNING OF YEAR                                58,442             51,095             51,244

CASH AND CASH EQUIVALENTS,
  END OF YEAR                                  $   64,094        $    58,442        $    51,095

    See notes to consolidated financial statements.

Notes To Consolidated Financial Statements
Dillard Department Stores, Inc. and Subsidiaries

Years Ended February 1, 1997, February 3, 1996, and January 28, 1995

1. Description Of Business And Summary Of Significant Accounting Policies

   Description of Business - Dillard Department Stores, Inc. (the
"Company") operates retail department stores located primarily in the Southeastern, Southwestern and Midwestern areas of the United States. The Company's fiscal year ends on the Saturday nearest January 31. Fiscal year 1996 ended on February 1, 1997 and included 52 weeks. Fiscal year 1995 ended on February 3, 1996 and included 53 weeks. Fiscal year 1994 ended on January 28, 1995 and included 52 weeks.

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

   Costs, Expenses and Related Balance Sheet Accounts - The retail last-in, first-out ("LIFO") inventory method is used to value merchandise inventories. At February 1, 1997 and February 3, 1996, the LIFO cost of merchandise was approximately equal to the first-in, first-out ("FIFO") cost of merchandise.

   Property and equipment owned by the Company is stated at cost, which includes related interest costs incurred during the construction period, less accumulated depreciation and amortization. Capitalized interest was $4.4 million, $3.6 million and $2.5 million in fiscal 1996, 1995 and 1994, respectively. For tax reporting purposes, accelerated depreciation or cost recovery methods are used and the related deferred income taxes are included in noncurrent deferred income taxes in the consolidated balance sheet. For financial reporting purposes, depreciation is computed by the straight-line method over estimated useful lives:

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

   Preopening costs of new stores are expensed in the quarter that the store opens.

   Income Taxes - Deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at year-end.

   Accounts Receivable - Customer accounts receivable are classified as current assets and include some which are due after one year, consistent with industry practice. Concentrations of credit risk with respect to customer receivables are limited due to the large number of customers comprising the Company's credit card base, and their dispersion across the country.

   Earnings Per Common Share - Earnings per common share have been computed based on the weighted average of Class A and Class B common shares outstanding, after deducting preferred dividend requirements and giving effect to outstanding stock options. Shares used in computing earnings per common share were 113,988,633, 113,143,842 and 113,013,998 for fiscal 1996, 1995 and 1994, respectively.

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

2. Impairment Of Long-Lived Assets

   The Company adopted the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" which provides guidance on when to assess and how to measure impairment of long-lived assets, certain intangibles and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of as of October 29, 1995.

   The Company evaluated its investment in long-lived assets to be held and used in operations on an individual store basis and determined that, based upon the history of operating results and updated operating projections, the property and equipment at certain stores was impaired. The Company estimated the fair value of the assets at these stores based on operating projections and future discounted cash flows. As a result, the Company recorded an after-tax charge of approximately $78.5 million in 1995 ($.69 per share) representing the amount required to write down the carrying value of the property and equipment to their estimated fair value of approximately $112 million at February 3, 1996. During 1996, the Company performed a similar review of its long-lived assets and determined that no additional impairment loss needed to be recognized.

3. Commercial Paper And Revolving Credit Agreement

   DIC commercial paper generally matures within 45 days from the date of issue at effective interest rates ranging from 5.29% to 5.43% at February 1, 1997. At February 1, 1997 and February 3, 1996, the weighted average interest rate for outstanding commercial paper was 5.37% and 5.46%, respectively. The average amount of commercial paper outstanding during fiscal 1996 was $134 million, at a weighted average interest rate of 5.43%.

   At February 1, 1997, the Company and DIC had revolving line of credit agreements with various banks aggregating $500 million. The line of credit agreements require that consolidated stockholders' equity be maintained at $1 billion or more. These agreements expire on July 13, 1999. A commitment fee of .10% of the committed amount is paid to the banks to secure these line of credit agreements, which cannot be withdrawn except in the case of defaults by the Company or DIC. Interest may be fixed for periods from one to six months at the election of the Company or DIC. Interest is payable at the lead bank's certificate of deposit, alternative base rate or Eurodollar rate. In addition, at February 1, 1997, the Company had line of credit agreements with various banks aggregating $110 million. The agreements have no fixed date of expiration, and interest on amounts drawn fluctuates daily based on market rates. There were no funds borrowed under the revolving line of credit agreements or line of credit agreements during fiscal 1994 through fiscal 1996.

4. Long-Term Debt

  Long-term debt consists of the following (in thousands of dollars):

                                              February 1, 1997  February 3, 1996
Unsecured notes at rates ranging from
  6.875% to 9.625%, due 1997 through 2026           $1,100,000       $  950,000
Unsecured 5.7% note to bank, due June 3, 1996               -            75,000
Unsecured 9.25% notes of DIC due 1997 through 2001     175,000          175,000
Mortgage notes, payable monthly or quarterly (some
  with balloon payments) over periods up to
  31 years from inception and bearing interest
  at rates ranging from 6.75% to 13.25%                 79,582           89,242
                                                     1,354,582        1,289,242
Current portion                                       (181,564)        (131,378)
                                                    $1,173,018       $1,157,864


  Building, land, land improvements and equipment with a carrying value of $101.1 million at February 1, 1997 are pledged as collateral on the mortgage notes.

  Maturities of long-term debt over the next five years are $181.5 million, $107.3 million, $108.0 million, $108.8 million and $59.6 million.

Interest and debt expense consists of the following (in thousands of dollars):

                                  Fiscal 1996    Fiscal 1995    Fiscal 1994
Long-term debt:
  Interest                           $110,265       $107,572       $110,945
  Amortization of debt expense          1,422          1,400          1,404
                                      111,687        108,972        112,349
Interest on capital lease obligations   1,813          2,241          2,324
Commercial paper interest               7,299          6,014          5,692
Other                                    (200)         2,827          3,917
                                     $120,599       $120,054       $124,282

  Interest paid during fiscal 1996, 1995 and 1994 was approximately $129.4 million, $121.4 million and $123.9 million, respectively.

5. Trade Accounts Payable And Accrued Expenses

  Trade accounts payable and accrued expenses are comprised of the following (in thousands of dollars):

                                    February 1, 1997        February 3, 1996
Trade accounts payable                      $342,238                $376,363
Accrued expenses:
  Salaries, wages, and employee benefits      51,569                  46,120
  Taxes, other than income                    41,528                  48,644
  Interest                                    34,969                  30,370
  Rent                                        13,105                  13,688
  Other                                       53,286                  43,826
                                            $536,695                $559,011

6. Income Taxes

  The provision for Federal and state income taxes is summarized as follows (in thousands of dollars):

                                Fiscal 1996   Fiscal 1995   Fiscal 1994
Current:
  Federal                          $117,230      $138,102      $120,200
  State                              10,285        18,700        16,300
                                    127,515       156,802       136,500
Deferred:
  Federal                            11,310       (47,832)       16,400
  State                               1,315        (6,500)        1,420
                                     12,625       (54,332)       17,820
                                   $140,140      $102,470      $154,320

  A reconciliation between income taxes computed using the effective income tax rate and the Federal statutory income tax rates is presented below
(in thousands of dollars):

                                 Fiscal 1996   Fiscal 1995   Fiscal 1994
Income tax at the statutory
  Federal rate                      $132,377      $ 94,379      $142,139
State income taxes net of
  Federal benefit                      7,584         7,970        10,686
Other                                    179           121         1,495
                                    $140,140      $102,470      $154,320

  Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of February 1, 1997 and February 3, 1996 are as follows (in thousands of dollars):

                                    February 1, 1997   February 3, 1996
Property and equipment basis and
 depreciation differences                   $244,076           $213,497
State income taxes                            21,111             28,466
Differences between book and tax
 basis of inventory                           13,304             20,191
Other                                          3,016              5,606
   Total deferred tax liabilities            281,507            267,760
Accruals not currently deductible            (18,715)           (16,985)
State income taxes                            (1,698)            (2,306)
   Total deferred tax assets                 (20,413)           (19,291)
     Net deferred tax liability             $261,094           $248,469

  Deferred tax assets and liabilities are presented as follows in the accompanying consolidated balance sheets (in thousands of dollars):

                                         February 1, 1997   February 3, 1996
Net deferred tax liability - noncurrent          $261,094           $252,503
Less net deferred tax asset - current                  -              (4,034)
   Net deferred tax liability                    $261,094           $248,469

  Income taxes paid during fiscal 1996, 1995 and 1994 were approximately $116.4 million, $158.0 million and $131.1 million, respectively.

7. Stockholders' Equity

  Capital stock is comprised of the following:
                            Par    Shares      Shares Issued and Outstanding
Type                       Value Authorized  February 1, 1997  February 3, 1996
Preferred (5% cumulative)  $100        5,000           4,400             4,400
Additional preferred       $.01   10,000,000
Class A, common            $.01  289,000,000     109,594,496       109,070,691
Class B, common            $.01   11,000,000       4,016,929         4,016,929

  Holders of Class A are empowered as a class to elect one-third of the members of the Board of Directors and the holders of Class B are empowered as a class to elect two-thirds of the members of the Board of Directors. Shares of Class B are convertible at the option of any holder thereof into shares of Class A at the rate of one share of Class B for one share of Class A.

8. Stock Options

  The Company's 1990 Incentive and Nonqualified Stock Option Plan provides for the granting of options to purchase 12 million shares of Class A common stock to certain key employees of the Company. Exercise and vesting terms for options granted under this plan are determined at each grant date. All options were granted at not less than fair market value at dates of grant. At the end of fiscal 1996, 2,906,760 shares were available for grant under the plan and 9,965,445 shares of Class A common stock were reserved for issuance under the 1990 stock option plan.

Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), was effective for the Company for fiscal 1996. SFAS No. 123 encourages (but does not require) compensation expense to be measured based on the fair value of the equity instrument awarded. In accordance with APB No. 25, no compensation cost has been recognized in the Consolidated Statements of Income for the Company's stock option plans. If compensation cost for the Company's stock option plans had been determined in accordance with the fair value method prescribed by SFAS No. 123, the Company's net income would have been $229 million and $164 million for 1996 and 1995, respectively, and the earnings per share would have been $2.01 and $1.45 for 1996 and 1995, respectively. This pro forma information may not be representative of the amounts to be expected in future years as the fair value method of accounting prescribed by SFAS No. 123 has not been applied to options granted prior to 1995.

  Stock option transactions are summarized below:

                                  1996                1995              1994
                                     Weighted-           Weighted-         Weighted-
                                      Average             Average           Average
                                     Exercise            Exercise          Exercise
Fixed Options                Shares    Price     Shares    Price    Shares   Price
Outstanding,
 beginning of year        6,448,006   $33.08  4,537,521   $35.63 2,630,026  $39.26
Granted                   1,896,030    36.45  1,990,450    27.45 1,975,680   30.93
Exercised                  (848,366)   31.69         -        -    (12,500)  31.25
Forfeited                  (436,985)   37.91    (79,965)   37.69   (55,685)  40.95
Outstanding,
 end of year              7,058,685   $33.85  6,448,006   $33.08 4,537,521  $35.63
Options exercisable
 at year-end              3,079,350   $35.57  3,946,866   $35.52 3,984,866  $35.56
Weighted-average fair
value of options granted
during the year              $12.19              $ 9.26             $ 7.96

  The following table summarizes information about stock options outstanding at February 1, 1997:

                             Options Outstanding               Options Exercisable
                                 Weighted-Average  Weighted-                   Weighted-
Range of            Number           Remaining      Average     Number          Average
Exercise          Outstanding       Contractual    Exercise   Exercisable      Exercise
 Prices         at February 1, 1997  Life (Yrs)     Price   at February 1, 1997  Price
$27.25-$31.25       3,566,315           3.6        $29.05       1,453,350        $30.87
$37.38-$45.13       3,492,370           3.2         38.76       1,626,000         39.77
                    7,058,685           3.4        $33.85       3,079,350        $35.57

  The fair value of each option grant is estimated on the date of each grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1996, 1995 and 1994, respectively: risk-free interest rate 6.27%, 6.32% and 6.23%; expected life 4.3 years,
4.3 years and 2.8 years; expected volatility of 29.4%, 29.9% and 29.3%; dividend yield .38%, .44% and .32%. The fair values generated by the Black-Scholes model may not be indicative of the future benefit, if any, that may be received by the option holder.


9. Capital Leases

  Future minimum payments under capital leases as of February 1, 1997 are as follows (in thousands of dollars):

        Fiscal Year                                     Amount
        1997                                         $   2,987
        1998                                             2,987
        1999                                             2,710
        2000                                             2,627
        2001                                             2,371
        After 2001                                      13,463
        Total minimum lease payments                    27,145
        Less amount representing interest              (11,926)
        Present value of net minimum lease payments
         (of which $1,529 is currently payable)      $  15,219

10. Operating Leases And Commitments

   Rental expense consists of the following (in thousands of dollars):

                                   Fiscal 1996   Fiscal 1995   Fiscal 1994
Operating leases:
  Buildings:
    Minimum rentals                    $28,842       $30,034       $33,290
    Contingent rentals                  12,482        13,625        13,456
  Equipment                             13,100        14,015        16,910
                                        54,424        57,674        63,656
Contingent rentals on capital leases     1,342         1,161         1,260
                                       $55,766       $58,835       $64,916

  Contingent rentals on certain leases are based on a percentage of annual sales in excess of specified amounts. Other contingent rentals are based entirely on a percentage of sales.

  The future minimum rental commitments as of February 1, 1997 for all noncancelable operating leases for buildings and equipment are as follows (in thousands):

        Fiscal Year                                  Amount
        1997                                       $ 29,444
        1998                                         26,241
        1999                                         24,746
        2000                                         24,093
        2001                                         22,857
        After 2001                                  138,904
                                                   $266,285

  Renewal options from three to 25 years exist on the majority of leased properties. At February 1, 1997, the Company is committed to incur costs of approximately $309 million to acquire, complete and furnish certain stores.

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

  The fair value of the Company's cash and cash equivalents, trade accounts receivable and commercial paper borrowings approximates their carrying values at February 1, 1997 and February 3, 1996 due to the short-term maturities of these instruments. The fair value of the Company's long-term debt is based on market prices or dealer quotes (for publicly traded unsecured notes) and on discounted future cash flows using current interest rates for financial instruments with similar characteristics and maturity (for bank notes and mortgage notes). The fair value of the Company's long-term debt at February 1, 1997 and February 3, 1996 was $1,435 million and $1,431 million, respectively. The carrying value of the Company's long-term debt at February 1, 1997 and February 3, 1996 was $1,355 million and $1,289 million, respectively.

12. Quarterly Results Of Operations (Unaudited)

  The following is a tabulation of the unaudited quarterly results of operations for the years ended February 1, 1997 and February 3, 1996 (in thousands, except per share data):

  Fiscal 1996                             Three Months Ended
                           May 4      August 3    November 2    February 1
  Net sales           $1,453,302    $1,340,326    $1,496,578    $1,937,379
  Gross profit           497,505       468,522       491,455       645,338
  Net income              56,401        39,526        31,618       111,076
  Income per common share    .50           .34           .28           .97

  Fiscal 1995                             Three Months Ended
                        April 29        July 29   October 28    February 3
  Net sales           $1,326,754     $1,265,066   $1,405,626    $1,920,592
  Gross profit           444,826        440,120      490,101       649,205
  Net income              48,379         38,633       51,025        29,146(a)
  Income per common share    .43            .34          .45           .26

(a) Includes a $78.5 million charge for the early adoption of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." See Note 2.

Annual Meeting And General Information

Annual Meeting

  Saturday, May 17, 1997, at 9:30 a.m., Auditorium, Dillard's Corporate Office 1600 Cantrell Road, Little Rock, Arkansas 72201

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

Mailing Address

  Post Office Box 486, Little Rock, Arkansas 72203
  Telephone: 501-376-5200
  Telex: 910-722-7322
  Fax: 501-376-5917

Transfer Agent And Registrar

  Boatmen's Trust Company, Post Office Box 14737, St. Louis, Missouri 63178

Listing

  New York Stock Exchange, Ticker Symbol "DDS"



Stock Prices and Dividends by Quarter

               Sales Prices - Common Shares
                  1996            1995              Dividends Per Share
Quarter       High     Low    High     Low              1996    1995
First       $41.38  $29.75  $29.00  $24.00             $0.03   $0.03
Second       40.38   31.38   32.13   24.63              0.03    0.03
Third        34.88   30.88   33.88   27.13              0.04    0.03
Fourth       32.63   29.13   30.63   27.13              0.04    0.03