Form 10-K, Exhibit 13
period 1998-01-31
DILLARD DEPARTMENT STORES INC
filed 1998-04-24
CIK 28917

Dillard's
Table of Contents

Page 1	    The Corporation
Page 2	    Letter to the Stockholders
Page 4	    Focused on Growth
Page 6	    Growth Through Development and Acquisition
Page 8	    New Stores, Stores Acquired and Stores Expanded
Page 10	   Corporate Organization
Page 11	   Board of Directors
Page 12	   Dillard's Store Locations
Page 13	   Financial Review

The Corporation

	Sixty years ago, William Dillard established the first Dillard's store in Nashville, Arkansas. From this humble beginning, the Company has emerged as one of the most successful retail chains in the United States, with annual sales of more than $6.6 billion.
	Today, Dillard's, Inc., comprises 263 full-line, traditional stores and seven clearance centers in 27 states, offering a distinctive mix of name-brand and private-label merchandise. With everyday value pricing and special emphasis on fashion apparel and home furnishings, Dillard's appeals to middle and upper-middle income consumers.
	The Company's philosophy continues to embrace an ambitious program of expansion and remodeling, as well as aggressive responses to industry trends in merchandise and pricing.

<PAGE 1>

Letter to the Stockholders

For nearly 60 years, Dillard's has grown steadily by delivering superior service to our customers on quality merchandise offered at an exceptional value. For 1997, I am pleased to report sales and net income reached record levels. Our sales grew to $6.6 billion, which is an overall growth rate of 6%. The sales for comparable stores increased by 2% in 1997, when compared with last year. Diluted earnings per share rose 10.5% to $2.31 in 1997, from $2.09 for 1996.
	During 1997, we constructed 12 new stores, growing opportunities in new markets and strengthening our presence in existing ones. We placed our footprint on the map in two new states, with our new stores constructed in Cheyenne, Wyoming, and Stockton, California. Our welcome in these new states by these communities was extremely enthusiastic and we were honored by the excitement of our new customers. In addition, stores were opened in Macon, Georgia; Memphis, Tennessee; Colorado Springs, Colorado; Longmont, Colorado; Waterloo, Iowa; Olathe, Kansas; Sandy, Utah; Meridian, Mississippi; Baton Rouge, Louisiana and Richmond, Indiana. We also expanded four stores and closed three stores during the year, two of which were clearance centers.

<PAGE 2>

	Nineteen ninety-seven presented us with acquisition opportunities and, as planned, we were well-equipped to respond. We acquired seven stores in Virginia from Proffitt's, Inc., positioning Dillard's in Virginia for the first time. Additionally, ten Florida department store buildings from Dayton Hudson Corporation and three Macy's stores in Houston were purchased. Of these acquired stores, five were added to existing mall locations and four were not opened prior to the end of 1997. In total, we added 3.3 million square feet to our store base during the year.
	Continuing our pattern of growth, we plan to open eight new stores in 1998 (two of which will be replacement stores), and to expand and remodel an additional nine stores in key mall locations. This will add 1.7 million square feet to our store base of 43.3 million square feet at January 31, 1998.
	In February, 1997, our Board of Directors approved a $300 million Class A share repurchase program. During 1997, we repurchased a total of $165 million in Class A common shares at an average price of $33 per share. This program highlights our confidence in the financial strength of your Company. We remain poised for growth.
	Our purpose remains as clear as it was 60 years ago, superior service and exceptional value. It's what we do best. Any success your Company has achieved is a tribute to our 45,000 associates who, following this simple philosophy and with your support, have made it happen.

William Dillard
Chairman of the Board and Chief Executive Officer
March 27, 1998

<PAGE 3>


Focused On Growth
	Steady, controlled growth has long been an essential building block of the Dillard's success story. The Company began with a single store 60 years ago.
Soon afterward, William Dillard set the course for prudent, determined growth by initiating a pattern of new store construction, acquisition and expansion that continues to this day. During 1997, several significant achievements occurred within Dillard's to bolster this strategy of growth, helping to position the Company for even greater success in the future.
	New market development. Nineteen ninety-seven will be remembered as a period of remarkable market development for Dillard's.
In October, the Company secured a foothold in the far west with the opening of a 200,000-square-foot new store in Stockton, California. In addition, Dillard's established a strong new presence in Virginia by acquiring seven Proffitt's stores. By the start of 1998, six of these stores had opened, adding approximately 500,000 square feet. Wyoming was another new state the Company entered in 1997, with an 85,000-square-foot store in Cheyenne.
	In addition to new market penetration, Dillard's significantly strengthened its position in several existing markets. For example, in Houston, Texas, the Company made a major move toward establishing market dominance through the acquisition of three Macy's stores. Dillard's now operates a total of 11 stores in this lucrative area. In Florida, by year end, the Company was able to open seven of ten Mervyn's stores acquired from Dayton Hudson
Corporation. This added approximately 700,000 square feet, further enhancing Dillard's already strong position in the region.
	Dillard's southeast region, which experienced notable growth through expansion into new markets, demonstrated particularly strong sales gains in 1997 - up 12% over the previous year. Sales in the more mature southwest region, which has consistently performed as the Company's stronghold of profitability, grew by 6%, while sales in the midwest region grew by 2%.
	"Double-header" dominance. Dillard's continues to pioneer a unique mall marketing concept the Company calls the "Dillard's double-header." By

<PAGE 4>

establishing dual anchor stores inside key shopping centers, the Company is able to offer superior inventory selections while creating retail dominance within an individual mall. Essentially, one Dillard's store is separated into two locations, each carrying non-competing merchandise under the Dillard's name. Typically, the Company places cosmetics, women's clothing, accessories and home furnishings in one location, and men's, juniors', young men's, and children's clothing at the other. Approximately 40 of these co-anchor configurations exist throughout the Dillard's chain. Examples of this concept in practice can be found in Pembroke Lakes Mall in Pembroke Pines, Florida, and Oak Park Mall in Overland Park, Kansas.
	Stock repurchase program. In 1997, to further enhance shareholder value, the Company implemented a Class A common share repurchase program of up to $300 million. This decision was authorized by the Board of Directors in the belief that Dillard's stock was underpriced in view of the Company's performance and potential. Taking advantage of a strong balance sheet, the Company had bought back $165 million at an average price of $33 per share, or approximately five million shares, in this repurchasing program by January 31, 1998.
	Restructuring of operating divisions. Continuing realignment efforts begun the previous year, the Company further restructured operations to enable regional and corporate management to concentrate on specific geographic and climatic areas. A series of executive management changes was effected late in fiscal 1997, to strengthen overall store performance and streamline merchandising operations. Today, three of Dillard's most dynamic and accomplished operations officers are working to enhance store operations through the formation of three corporate operating regions. All district managers report to one of these three corporate executives, who are charged with the continuing goal of effecting superior store performance.
	The realignment of Dillard's buying and merchandising functions, which began in March 1996, has continued to complement the Company's supply-chain efficiencies. Dillard's five regional buying offices continue to serve customers by providing them with an attractive selection of merchandise at an honest value. To further intensify the Company's merchandising effort in the midwest, one of Dillard's most successful managers has now assumed responsibility of the St. Louis Division.
	Streamlining distribution. In 1997, the Company began a series of moves to streamline distribution throughout the Dillard's network. Two distribution centers - in Charlotte, North Carolina, and Cleveland, Ohio - are currently being phased out. A new 440,000- square-foot facility located in Salisbury, North Carolina, will be completed and on line in April, 1998. This new center will feature advanced distribution technology and will enable the Company to provide a faster and more accurate flow of merchandise to customers. In 1998, the Company plans to equip other distribution centers with this improved delivery system. By the end of the year, Dillard's will utilize a total of six distribution centers strategically situated throughout the U. S. In addition to Salisbury, other locations include: Little Rock, Arkansas; Fort Worth, Texas; Phoenix, Arizona; Olathe, Kansas and Valdosta, Georgia.

<PAGE 5>

Growth Through Development and Acquisition
	Vigorously pursuing a strategy of growth through building, buying, integrating and upgrading superior store properties, Dillard's realized solid market gains during 1997. As of January, 1998, the Company operated 270 stores in 27 states, an increase from 250 stores in 24 states in 1996. In total, Dillard's added 3.3 million square feet to its store base during the year. In 1998, the Company plans an increase of 1.7 million square feet.
	New Stores. Dillard's constructed 12 new stores in 1997. The locations vary in size from a 209,000-square-foot unit in Colorado Springs, Colorado, to a 30,000-square-foot outlet unit in Olathe, Kansas. All of these newly constructed stores, with the exception of the outlet unit, are owned by the Company. For the year, Dillard's closed three stores, two of which were

<PAGE 6>

clearance centers. In 1998, Dillard's plans to build eight new stores, two of which will be replacement stores.
	Expansions. Dillard's expanded four stores in 1997, adding approximately 200,000 square feet of store space. In addition, the Company remodeled a number of stores throughout the year. For many years, Dillard's has followed a philosophy of expanding or updating stores on an ongoing basis. The Company expands existing locations to satisfy growing consumer demands and remodels other stores to keep them modern, efficient and competitive. During 1998, a number of stores in various markets are scheduled for improvements in keeping with this plan.
	Acquisitions. During 1997, Dillard's acquired a total of 20 stores: seven in Virginia from Proffitt's, Inc., ten in Florida from Dayton Hudson
Corporation and three in Houston, Texas, from Macy's. Eleven of the stores provided the Company with a foothold in new mall locations and, in some cases, new markets. Another five of the acquisitions represented opportunities to expand Dillard's presence in existing mall locations. Of these, four locations embody the Company's "double-header" strategy. Four of the acquired stores were not yet opened prior to the end of the fiscal year.

<PAGE 7>

New Stores
New Stores Constructed - 1997
Macon, Georgia - Macon Mall - February - 175,000
Memphis, Tennessee - Wolfchase Galleria - February - 200,000 Colorado Springs, Colorado - Chapel Hills Mall - March - 209,000 Cheyenne, Wyoming - Frontier Mall - March - 85,000
Longmont, Colorado - Twin Peaks Mall - March - 94,000
Waterloo, Iowa - Crossroads Mall - August - 150,000
Olathe, Kansas - Great Mall of the Great Plains - August - 30,000* Sandy, Utah - South Towne Square - September - 200,000
Meridian, Mississippi - Bonita Lakes Mall - October - 126,000 Stockton, California - Weberstown Mall - October - 200,000
Baton Rouge, Louisiana - Mall of Louisiana - October - 200,000 Richmond, Indiana - Richmond Square - November - 86,000
*Outlet center
Store sizes are presented in square feet.

Stores Acquired - 1997^
Richmond, Virginia - Chesterfield Towne Center - July - 65,000 Richmond, Virginia - Virginia Center Commons - July - 80,000 Chesapeake, Virginia - Chesapeake Square - August - 80,000 Hampton, Virginia - Coliseum Mall - August - 110,000 Chesapeake, Virginia - Greenbrier Mall - August - 79,000 Virginia Beach, Virginia - Pembroke Mall - August - 65,000 Miami, Florida - Cutler Ridge Mall - October - 93,000
Coral Springs, Florida - Coral Square Mall - October - 98,000 Miami, Florida - Miami International Mall - October - 100,000 Plantation, Florida - Broward Mall - November - 143,000 Houston, Texas - Deerbrook Mall - November - 210,000
^The Company acquired 20 stores in 1997, four of which were not opened by year's end.

<PAGE 8>

Stores Acquired - 1997 (in existing locations)(a)
Houston, Texas - Willowbrook Mall - July - 210,000
Houston, Texas - Baybrook Mall - July - 223,000
Melbourne, Florida - Melbourne Square - August - 100,000
Lakeland, Florida - Lakeland Square - August - 76,000
Pembroke Pines, Florida - Pembroke Lakes Mall - September - 77,000
(a)These stores were acquired within existing mall locations and represent no increase in total units. The Willowbrook Mall location replaces 120,000 square feet.


Stores Expanded and Remodeled- 1997
Dallas, Texas - Redbird Mall - August - 60,000
Waco, Texas - Richland Mall - August - 63,000
Fort Smith, Arkansas - Central Mall - September - 35,000
Port Arthur, Texas - Central Mall - September - 36,000
Store sizes and expansions are presented in square feet.


New Stores to be Opened - 1998
Oviedo, Florida - Marketplace at Oviedo - March - 214,000 Newport News, Virginia - Patrick Henry Mall - March - 65,000 Coralville, Iowa - Coral Ridge Mall - July - 126,000
Provo, Utah - Provo Towne Centre - August - 200,000
Boise, Idaho - Boise Towne Square - August - 180,000
Lake Charles, Louisiana - Prien Lake Mall - October - 158,000 Gastonia, North Carolina - Eastridge Mall - November - 204,000+ Scottsdale, Arizona - Fashion Square - August - 320,000++

+Replaces 92,000 square feet  ++Replaces 234,000 square feet

<PAGE 9>

Senior Management
William Dillard, Chairman of the Board and Chief Executive Officer William Dillard, II, President, Chief Operating Officer
Alex Dillard, Executive Vice President
Mike Dillard, Executive Vice President
James I. Freeman, Senior Vice President, Chief Financial Officer

Vice Presidents

W.R. Appleby, II
Gregg Athy
H. Gene Baker
Jan E. Bolton
Michael Bowen
Joseph P. Brennan
Kent Burnett
Larry Cailteux
Wynelle Chapman
James W. Cherry, Jr.
Neil Christensen
Drue Corbusier
David M. Doub
John A. Franzke
T.R. Gastman
Randal L. Hankins
Marva Harrell
G. William Haviland
John Hawkins
Mark Killingsworth
Gaston Lemoine
Denise Mahaffy
Robert G. McGushin
Michael S. McNiff
Jeff Menn
Anthony Menzie
Cindy Myers-Ray
Steven K. Nelson
Steven T. Nicoll
Tom C. Patterson
M.E. Ritchie, Jr.
Richard Roberds
James Schatz
Paul J. Schroeder, Jr.
Linda Sholtis-Tucker
Sandra Steinberg
Burt Squires
Joseph W. Story
Ralph Stuart
Julie A. Taylor
David Terry
Richard Vasey
Keith White
Richard B. Willey
Linda Zwern

Merchandising Divisions

Fort Worth

Drue Corbusier
Chairman

Gregg Athy
Vice President,
 Merchandising

Wynelle Chapman
Vice President,
 Merchandising

Gaston Lemoine
District Manager

Anthony Menzie
District Manager

Richard Roberds
District Manager

James Schatz
District Manager

William B. Warner
Director of
 Sales Promotion

Little Rock

Mike Dillard
Chairman

David Terry
Vice President,
  Merchandising

Keith White
Vice President,
  Merchandising

Tom C. Patterson
District Manager

Burt Squires
District Manager

Richard Vasey
District Manager

Richard B. Willey
District Manager

Ken Eaton
Director of
 Sales Promotion

Phoenix

Kent Burnett
Chairman

Julie A. Taylor
Vice President,
 Merchandising

Robert G. McGushin
District Manager

Jeff Menn
District Manager

Robert E. Baker
Director of
 Sales Promotion

St. Louis

Joseph P. Brennan
President

Mark Killingsworth
Vice President,
 Merchandising

Larry Cailteux
District Manager

Neil Christensen
District Manager

Marva Harrell
District Manager

Cindy Myers-Ray
District Manager

Howard Hall
Director of
 Sales Promotion

Tampa

David M. Doub
President

Linda Zwern
Vice President,
 Merchandising

W.R. Appleby, II
District Manager

Steven T. Nicoll
District Manager

Linda Sholtis-Tucker
District Manager

Sandra Steinberg
District Manager

Louise Platt
Director of
 Sales Promotion

<PAGE 10>

Board Of Directors

William Dillard
Chairman of the Board
Chief Executive Officer
Dillard's, Inc.

Calvin N. Clyde, Jr.
Chairman of the Board
T.B. Butler Publishing Co., Inc.
Tyler, Texas

Robert C. Connor
Investments

Drue Corbusier
Vice President
Dillard's, Inc.

Will D. Davis
Partner
Heath, Davis & McCalla, Attorneys
Austin, Texas

Alex Dillard
Executive Vice President
Dillard's, Inc.
Mike Dillard
Executive Vice President
Dillard's, Inc.

William Dillard, II
President
Chief Operating Officer
Dillard's, Inc.

James I. Freeman
Senior Vice President
Chief Financial Officer
Dillard's, Inc.

John Paul Hammerschmidt
Retired Member of Congress

William B. Harrison, Jr.
Vice Chairman
Chase Manhattan Corporation
New York, New York

John H. Johnson
President and Publisher
Johnson Publishing Company, Inc.
Chicago, Illinois

E. Ray Kemp
Retired Vice Chairman and
Chief Administrative Officer
Dillard's, Inc.

Jackson T. Stephens
Chairman
Stephens Group, Inc.
Little Rock, Arkansas

William H. Sutton
Managing Partner
Friday, Eldredge & Clark, Attorneys
Little Rock, Arkansas

<PAGE 11>

Dillard's Locations

State
                          	1997 	1996 	1995 	1994

Texas	                       64	   64	   63   	62
Florida	                     37	   34	   30	   27
Louisiana	                   16	   15	   16	   16
Missouri  	                  16	   16	   16	   16
Ohio	                        15	   15	   13	   13
North Carolina	              14	   14	   14	   13
Oklahoma 	                   14	   14	   14	   14
Arizona	                     13	   13	   13	   13
Tennessee	                   13	   12	   12	   12
Kansas	                       9	    9	    9	    9
Arkansas	                     7	    7	    7	    7
South Carolina	               7	    7	    6	    6
Virginia	                     6
New Mexico	                   5	    5	    4	    4
Colorado	                     4	    2	    1
Kentucky	                     4	    4	    3	    1
Mississippi	                  4	    3    	3    	3
Nebraska	                     4	    4	    4	    4
Nevada	                       4	    4	    3	    3
Utah	                         3	    2	    2	    2
Georgia	                      2	    1
Illinois	                     2	    2    	2	    2
Indiana                      	2	    1	    1
Iowa	                         2	    1	    1	    1
Alabama	                      1	    1	    1	    1
California	                   1
Wyoming	                      1

<PAGE 12>

Financial Review

 Table of Selected Financial Data				             Page 14
	Management's Discussion and Analysis			          Page 16
	Independent Auditors' Report					                Page 19
	Consolidated Balance Sheets					                 Page 20
	Consolidated Statements of Income				            Page 21
	Consolidated Statements of Stockholders' Equity	 Page 22
	Consolidated Statements of Cash Flows			         Page 23
	Notes to Consolidated Financial Statements		     Page 24
	Annual Meeting and General Information			        Page 32
	Stock Prices and Dividends by Quarter			      Inside Back Cover

<PAGE 13>

    Table of Selected Financial Data
    Dillard's, Inc. And Subsidiaries

    (In thousands of dollars, except per share data)

                                           1997        1996        1995*           1994        1993
    Net Sales                           $6,631,752   $6,227,585  $5,918,038     $5,545,803  $5,130,648
      Percent Increase                           6%           5%          7%             8%          9%
    Cost of Sales                        4,393,291    4,124,765   3,893,786      3,614,628   3,306,757
      Percent of Sales                        66.2%        66.2%       65.8%          65.2%       64.4%
    Interest and Debt Expense              129,237      120,599     120,054        124,282     130,915
    Income Before Taxes                    410,035      378,761     269,653 (a)    406,110     399,534
    Income Taxes                           151,710      140,140     102,470        154,320     158,400
    Net Income                             258,325      238,621     167,183 (a)    251,790     241,134
    Per Common Share **
      Diluted earnings per share              2.31         2.09        1.48           2.23        2.14
      Dividends                               0.14         0.14        0.12           0.10        0.08
      Book Value                             25.70        23.91       21.91          20.55       18.42
    Average Number of Shares
      Outstanding  **                  111,993,814  113,988,633 113,143,842    113,013,998 112,808,262

    Accounts Receivable - Total          1,186,491    1,154,673   1,123,103      1,117,411   1,111,744
    Merchandise Inventories              1,784,765    1,556,958   1,486,045      1,362,756   1,299,944
    Property and Equipment               2,501,492    2,191,933   2,035,538      1,984,145   1,921,470
    Total Assets                         5,591,847    5,059,726   4,778,535      4,577,757   4,430,274

    Long-term Debt                       1,365,716    1,173,018   1,157,864      1,178,503   1,238,293
    Capitalized Lease Obligations           12,205       13,690      20,161         22,279      31,621
    Deferred Income Taxes - Total          314,971      261,094     248,469        302,801     284,981
    Stockholders' Equity                 2,807,938    2,717,178   2,478,327      2,323,567   2,081,647

    Number of Employees - Average           44,616       43,470      40,312         37,832      35,536

    Gross Square Footage (in thousands)     43,300       40,000      37,300         35,300      34,900

    Number of Stores
      Opened                                    12           15           9              7          10
      Acquired                                  11            0           0              0           0
      Closed                                     3            3           0              5           1
    Total - End of Year                        270          250         238            229         227
<PAGE 14>

    Table of Selected Financial Data
    Dillard's, Inc. And Subsidiaries

    (In thousands of dollars, except per share data)

                                           1992        1991         1990          1989*        1988
    Net Sales                           $4,713,987   $4,036,392  $3,605,518     $3,049,062  $2,558,395
      Percent Increase                          17%          12%         18%            19%         16%
    Cost of Sales                        3,043,348    2,565,904   2,287,891      1,926,971   1,636,861
      Percent of Sales                        64.5%        63.6%       63.5%          63.2%       64.0%
    Interest and Debt Expense              121,940      109,386      97,032         91,836      80,979
    Income Before Taxes                    375,330      322,157     280,778        227,892     172,529
    Income Taxes                           138,900      116,000      98,000         79,800      58,700
    Net Income                             236,430      206,157     182,778        148,092     113,829
    Per Common Share **
      Diluted earnings per share              2.11         1.84        1.67           1.45        1.18
      Dividends                               0.08         0.07        0.07           0.06        0.05
      Book Value                             16.28        14.19       12.31          10.23        7.80
    Average Number of Shares
      Outstanding  **                  112,292,575  111,832,758 109,351,914    101,890,272  96,655,737

    Accounts Receivable - Total          1,106,710    1,004,496     932,544        759,803     654,333
    Merchandise Inventories              1,178,562    1,052,683     889,333        716,054     527,931
    Property and Equipment               1,688,682    1,338,434   1,088,753        921,820     804,676
    Total Assets                         4,107,114    3,498,506   3,007,979      2,496,277   2,067,517

    Long-term Debt                       1,381,676    1,008,967     839,490        739,597     620,956
    Capitalized Lease Obligations           32,381       29,489      31,284         32,900      25,157
    Deferred Income Taxes - Total          178,311      143,463     115,854        108,426     128,565
    Stockholders' Equity                 1,832,018    1,583,475   1,364,885      1,094,721     752,178

    Number of Employees - Average           33,883       32,132      31,786         26,304      23,114

    Gross Square Footage (in thousands)     33,200       29,100      26,600         23,500      20,800

    Number of Stores
      Opened                                    11           10           4              3           7
      Acquired                                  12            7          23             19           4
      Closed                                     3            5           3              6           0
    Total - End of Year                        218          198         186            162         146

       * 53 Weeks
     ** Restated 3 for 1 stock split
     (a) Includes Impairment charges of $126.6 million before taxes ($78.5 million after tax).

<PAGE 15>


Management's Discussion And Analysis Of Financial Condition
And Results Of Operations
Dillard's, Inc. and Subsidiaries

Sales

Total sales increases on a comparable 52-week basis were 6%, 7% and 5% for 1997,1996 and 1995, respectively. The comparable store sales increase was 2% for all three years. Comparable store sales include sales for stores that were in operation for a full period in both the current quarter and the corresponding quarter for the prior year.

Management believes that the majority of the increase in sales was attributable to an increase in the volume of goods sold rather than an increase in the price of goods.

The sales mix for the past three years by category as a percent of total sales has been:

                              		1997       		1996	       	1995

Cosmetics						                 12.7%	       12.9%	       12.7%
Women's & Juniors' Clothing		   30.6%       	29.9%	       30.0%
Children's Clothing				          6.4%   	   	 6.5%	        6.5%
Men's Clothing & Accessories		  19.5%	       19.5%	       18.9%
Shoes, Accessories & Lingerie	  20.2%	       19.9%	       19.5%
Home							                     10.2%	       10.8%	       11.7%
Leased Departments				            .4% 	        .5%        	 .7%
Total					                    	100.0%	      100.0%	      100.0%

Cost of Sales

Cost of sales as a percentage of sales was 66.2%, 66.2% and 65.8% for 1997, 1996 and 1995, respectively.
Higher levels of markdowns necessitated by lower than expected sales caused the increases in the cost of sales percentage for 1997 and 1996 over 1995. Management cannot predict whether this trend will continue.

Expenses

Expenses as a percentage of sales for the past three years were as follows:

                                       		1997   		1996   		1995
Advertising, Selling, Administrative
	& General Expenses   		                 24.6%   	24.7%   	24.3%
Depreciation & Amortization		             3.0%    	3.1%    	3.3%
Rentals					 	                             .8%	   	 .9%    	1.0%
Interest & Debt Expense		 	               2.0%    	2.0%    	2.0%

<PAGE 16>

Advertising, selling, administrative and general expenses decreased as a percentage of sales during 1997 primarily due to a reduction in bad debt expense, offset by an increase in payroll expense. Payroll expense in the selling area increased as a percentage of sales in both 1997 and 1996 as the Company sought to invest more in its sales force. Additionally, bad debt expense increased as a percentage of sales in 1996 as compared to 1995. Management cannot predict whether the 1997 decline in bad debt expense as a percentage of sales will continue. Depreciation and amortization decreased as a percentage of sales during 1996. This was caused by the lower depreciation expense in 1996 due to the write down of the carrying values of property and equipment at certain stores in 1995. In connection with the adoption of Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" in 1995, the Company recorded an after-tax charge of approximately $78.5 million, which represented the amount required to write down the carrying value of property and equipment to its then estimated fair value. Rentals continued to decrease slightly as a percentage of sales during 1997 and 1996, primarily due to a higher proportion of the Company's properties being owned rather than leased.

Liquidity & Capital Resources

	Net cash flows from operations were $247 million for 1997. In addition to cash flows from operations, the Company borrowed $300 million by issuing unsecured notes in underwritten public offerings. The Company's commercial paper increased $290 million during the year.

	Capital expenditures were $509 million for 1997. During 1997, the Company constructed 12 new stores, acquired seven stores in Virginia from Proffitt's, Inc., acquired ten Florida department store buildings from Dayton Hudson Corporation and acquired three Macy's stores in Houston. Five of these acquired stores were added to existing locations and four were not opened prior to the end of the year. The Company also expanded and remodeled four stores during the year. During 1997, the Company repaid $183 million of its long-term debt and capitalized lease obligations.

	In February 1997, the Company announced that the Board of Directors had authorized the implementation of a Class A common share repurchase program of up to $300 million. As of January 31, 1998, the Company has purchased 5,044,500 shares of Class A common stock at a cost of $165 million.

During 1997, the Company's merchandise inventories increased by $228 million. This 14 1/2% increase was caused primarily by the store expansions discussed above. On a comparable store basis, the merchandise inventories increased
6 1/2%. Trade accounts receivable increased by $28 million in 1997.

For 1998, the Company plans to construct eight stores (two of which will be replacement stores), a distribution center and expand nine stores. Capital expenditures are projected to be approximately $320 million for 1998. Maturities of the Company's long-term debt over the next five years are $107 million, $108 million, $109 million, $60 million and $111 million, respectively.

The Company has line of credit agreements with various banks aggregating $110 million. Additionally, the Company and DIC have a revolving line of credit in the amount of $750 million. The revolving line of credit requires that consolidated stockholders' equity be maintained at $1 billion or more. No funds were borrowed under the revolving line of credit or the line of credit agreements during fiscal 1997. At the end of 1997, the Company had an outstanding shelf registration for unsecured notes in the amount of $300 million.

<PAGE 17>

	The Company expects to finance its capital expenditures, common stock repurchase activity, and working capital requirements, including required debt repayments from cash flows generated from operations and by issuing new debt.

Quantitative and Qualitative Disclosures about Market Risk

The table below provides information about the Company's debt obligations that are sensitive to changes in interest rates. The table presents maturities of the Company's long-term debt and related weighted average interest rates by expected maturity dates.

                         	Expected Maturity Date
                  1998    1999     2000     2001    2002   Thereafter   Total   	Fair Value
Long-Term Debt
 ($000)        $107,268 $108,005 $108,788 $59,636 $110,555	 $978,732	$1,472,984	$1,617,870
Average Interest
 Rate		             8.5%		   7.6%	   	9.3%	  	9.6%	   	7.5%	    	7.8%	     	8.0%


Year 2000 Compliance

The Company has identified all significant applications that will require modification to insure year 2000 compliance. Internal resources are being used to make the required modifications and test year 2000 compliance. Management does not expect that either costs of modifications or consequences of any unsuccessful modifications should have a material adverse effect on the financial position, results of operations or liquidity of the Company.

Recent Accounting Pronouncements

In June 1997, SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" was issued and is effective for fiscal periods beginning after December 15, 1997. SFAS No. 131 established standards for the reporting of information about operating segments. The Company will adopt SFAS No. 131 in 1998 and is currently evaluating the disclosure requirements.

Forward-Looking Information

	The Company cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this report, the Company's annual report on Form 10-K or made by management of the Company involve risks and uncertainties and are subject to change based on various important factors. The following factors, among others, could affect the Company's financial performance and could cause actual results for 1998 and beyond to differ materially from those expressed or implied in any such forward-looking statements: economic and weather conditions in the regions in which the Company's stores are located and their effect on the buying patterns of the Company's customers, changes in consumer spending patterns and debt levels, trends in personal bankruptcies and the impact of competitive market factors.

<PAGE 18>


INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors of Dillard's, Inc.
Little Rock, Arkansas



We have audited the accompanying consolidated balance sheets of Dillard's, Inc. and subsidiaries as of January 31, 1998 and February 1, 1997, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended January 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dillard's, Inc. and subsidiaries as of January 31, 1998 and February 1, 1997, and the results of their operations and their cash flows for each of the three years in the period ended January 31, 1998 in conformity with generally accepted accounting principles.

As discussed in Note 10 to the consolidated financial statements, during fiscal 1995, the Company changed its method of accounting for the impairment of long-lived assets and for long-lived assets to be disposed of to conform with Statement of Financial Accounting Standards No. 121.

Deloitte & Touche LLP
New York, New York
February 23, 1998


<PAGE 19>

DILLARD'S, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands, Except Share Data)


ASSETS                                   	January 31, 1998 	 February 1, 1997
CURRENT ASSETS:
	Cash and cash equivalents	                       $	41,833	          $	64,094
	Trade accounts receivable (net of
  allowance for doubtful accounts
		of $27,809 and $24,169)	                      	1,158,682	        	1,130,504
	Merchandise inventories		                       1,784,765		        1,556,958
	Other current assets 		                            12,777            		9,080
					Total current assets	                      	2,998,057		        2,760,636

PROPERTY AND EQUIPMENT
	Land and land improvements                       		36,045           		37,038
	Buildings and leasehold improvements		          1,799,072        		1,576,058
	Furniture, fixtures and equipment		             2,125,688        		1,839,970
	Buildings under construction		                     37,691	           	55,024
	Buildings under capital leases		                   25,148	           	25,148
	Less accumulated depreciation and amortization	(1,522,152)       	(1,341,305)
                                          							2,501,492        		2,191,933
OTHER ASSETS	                                      	92,298          		107,157
TOTAL ASSETS	                                  $	5,591,847        	$5,059,726


LIABILITIES AND STOCKHOLDERS' EQUITY     	January 31, 1998   February 1, 1997
CURRENT LIABILITIES:
	Trade accounts payable and accrued expenses	    $	530,034	         $	536,695
	Commercial paper		                                419,136	          	128,738
	Federal and state income taxes		                   40,761           		46,220
	Current portion of long-term debt		               107,268	          	181,564
	Current portion of capital lease obligations		      1,651	            	1,529
					Total current liabilities		                 1,098,850          		894,746

LONG-TERM DEBT	                                 	1,365,716	        	1,173,018
CAPITAL LEASE OBLIGATIONS		                         12,205		           13,690
DEFERRED INCOME TAXES	                            	307,138          		261,094
OPERATING LEASES AND COMMITMENTS
STOCKHOLDERS' EQUITY
	Preferred stock - 4,400 shares issued and
   outstanding	                                        440               	440
	Common stock, Class A - 110,251,634 and
   109,594,496 shares issued; 105,207,134
   and 109,594,496 shares outstanding		              1,103             	1,096
	Common stock, Class B (convertible) -
   4,016,929 shares issued and outstanding              40	               	40
	Additional paid-in capital		                      657,137	          	641,388
	Retained earnings		                             2,314,709        		2,074,214
	Less treasury stock, at cost, Class A -
   5,044,500 shares 		                            (165,491)              		-
					Total stockholders' equity	                	2,807,938        		2,717,178
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY    	$	5,591,847	       $	5,059,726

See notes to consolidated financial statements.

<PAGE 20>

DILLARD'S, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(Amounts in Thousands, Except Per Share Data)

	                                           	Year Ended
	                         January 31, 1998 	February 1, 1997 	February 3, 1996

NET SALES	                     $	6,631,752      	$	6,227,585       $	5,918,038
SERVICE CHARGES, INTEREST
 AND OTHER INCOME                  185,157         		184,475         		179,100
                          							6,816,909       		6,412,060       		6,097,138

COSTS AND EXPENSES:
	Cost of sales                 		4,393,291	       	4,124,765	       	3,893,786
	Advertising, selling,
  administrative and	general
  expenses		                     1,629,721	       	1,538,450		       1,436,446
	Depreciation and amortization	   	199,939         		193,719	         	191,805
	Rentals			                         54,686           	55,766           	58,835
	Interest and debt expense		       129,237         		120,599         		120,054
	Impairment charges		                    -               		-	         	126,559
					Total costs and expenses	  	6,406,874	       	6,033,299	       	5,827,485

INCOME BEFORE INCOME TAXES       		410,035		         378,761         		269,653

INCOME TAXES		                     151,710         		140,140	         	102,470

NET INCOME	                      $	258,325	        $	238,621	        $	167,183

BASIC EARNINGS PER COMMON SHARE    	$	2.32	           $	2.10           	$	1.48

DILUTED EARNINGS PER COMMON SHARE  	$	2.31	           $	2.09	           $	1.48


See notes to consolidated financial statements.

<PAGE 21>

DILLARD'S, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Amounts in Thousands, Except Per Share Data)
			                                                  Additional
                           	Preferred 	Common Stock  	 Paid-in 	Retained 	Treasury
                             	Stock 	 Class A	Class B 	Capital 	Earnings	  Stock	   Total
BALANCE, JANUARY 28, 1995     $440    $1,090   $40   $624,086 $1,697,911  	 $	-		   $2,323,567

	Issuance of 41,964 shares
  under stock option,
		employee savings and
  stock bonus plans            		-	        	1   		-    		1,163        		-	   	-   		     1,164
	Net income		                    -        		-   		-	        	-	 	 167,183  	 	-		      167,183
	Cash dividends declared:
		Preferred stock, $5 per share		-		        -		   -		        -     		(22)		   - 		         (22)
		Common stock, $.12 per share		 -		        -	   	-		        -	 	(13,565)     -        (13,565)

BALANCE, FEBRUARY 3, 1996	    $440    	$1,091 	$	40	 $	625,249	$1,851,507   $ -     $2,478,327

	Issuance of 523,805 shares
  under stock option,
		employee savings and
  stock bonus plans	            	-	        	5   		-   		16,139	       	-	     -      		 16,144
	Net income		                    -		        -		   -		        -	 	238,621      -        238,621
	Cash dividends declared:
		Preferred stock, $5 per share	 -         	-   	 -	        	-	     	(22)		   -  		        (22)
		Common stock, $.14 per share		 -	         -   		-	        	- 		(15,892)		   -		      (15,892)

BALANCE, FEBRUARY 1, 1997	    $440	   $	1,096	 $	40 	$	641,388	$2,074,214 $ 	 -	      $2,717,178

	Issuance of 657,138 shares
  under stock option,
		employee savings and
  stock bonus plans		            -        		7	   	-	   	15,749       		-		    -           15,756
	Purchase of treasury stock	     -          -     -          -         -	  (165,491)    (165,491)
	Net income		                    -		        -	   	-	        	-	 	258,325     	-          258,325
	Cash dividends declared:
	Preferred stock, $5 per share	 	-	        	-	   	-		        -		     (22)		   -              (22)
 Common stock, $.16 per share  		-	        	-	   	-	        	-	 	(17,808)		   -          (17,808)

BALANCE, JANUARY 31, 1998	    $440	   $	1,103	 $	40 	$	657,137	$2,314,709	$(165,491) 	$2,807,938

 See notes to consolidated financial statement

<PAGE 22>

DILLARD'S, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

                                                      		Year Ended
  	                                    January 31, 1998 	February 1, 1997 	February 3,
OPERATING ACTIVITIES:
	Net income	                                $	258,325      	$	238,621      	$	167,183
	Adjustments to reconcile net income to
		net cash provided by operating activities:
		Depreciation and amortization		             201,410	       	195,186       		193,313
		Deferred income taxes                    		  53,877        		12,625	        (54,332)
		Impairment charges		                              -	             	-      	 	126,559
		Changes in operating assets and liabilities:
			Increase in trade accounts receivable		     (28,178)      		(26,929)       	(1,471)
			Increase in merchandise inventories		      (227,807)      		(70,913)	     (123,289)
			(Increase) decrease in other current assets		(3,697)		        1,083		       (1,316)
			Decrease (increase) in other assets		        13,388       		(23,852)		     (23,176)
			(Decrease) increase in trade accounts payable
				and accrued expenses and income taxes		    (19,853)	      	(36,516)      		15,653

					Net cash provided by operating activities	247,465       		289,305	      	299,124

INVESTING ACTIVITIES:
	Purchase of property and equipment		         (509,498)     		(350,114)		    (347,202)

				Net cash used in investing activities 	  	(509,498)     		(350,114)    		(347,202)

FINANCING ACTIVITIES:
	Net increase in commercial paper		            290,398	         	3,428		       35,404
	Proceeds from long-term borrowings		          300,000	       	200,000		      100,000
	Principal payments on long-term debt and
		capital lease obligations		                 (182,961)     		(141,751)	     	(64,155)
	Dividends paid		                              (17,930)      		(11,360)	    	 (16,988)
	Common stock issued		                          15,756 	       	16,144		        1,164
	Purchase of treasury stock		                 (165,491)	            	-             	-

				Net cash provided by financing activities 	239,772        		66,461	      	 55,425

(DECREASE) INCREASE IN CASH AND
	CASH EQUIVALENTS                            		(22,261)        		5,652      		  7,347

CASH AND CASH EQUIVALENTS,
 BEGINNING	OF YEAR		                            64,094	        	58,442		       51,095

CASH AND CASH EQUIVALENTS,
 END OF YEAR	                                 $	41,833       	$	64,094	      $	58,442

See notes to consolidated financial statements.

<PAGE 23>

DILLARD'S, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JANUARY 31, 1998, FEBRUARY 1, 1997 AND FEBRUARY 3, 1996


1.	DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

	Description of Business - Dillard's, Inc. (the "Company") operates retail department stores located primarily in the Southeastern, Southwestern and Midwestern areas of the United States. The Company's fiscal year ends on the Saturday nearest January 31. Fiscal year 1997 ended on January 31, 1998 and included 52 weeks. Fiscal year 1996 ended on February 1, 1997 and included 52 weeks. Fiscal year 1995 ended on February 3, 1996 and included
53 weeks.

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

	Merchandise Inventories - The retail last-in, first-out ("LIFO") inventory method is used to value merchandise inventories. At January 31, 1998 and February 1, 1997, the LIFO cost of merchandise was approximately equal to the first-in, first-out ("FIFO") cost of merchandise.

	Property and Equipment - Property and equipment owned by the Company is stated at cost, which includes related interest costs incurred during the construction period, less accumulated depreciation and amortization. Capitalized interest was $3.6 million, $4.4 million and $3.6 million in fiscal 1997, 1996 and 1995, respectively. For tax reporting purposes, accelerated depreciation or cost recovery methods are used and the related deferred income taxes are included in noncurrent deferred income taxes in the consolidated balance sheets. For financial reporting purposes, depreciation is computed by the straight-line method over estimated useful lives:

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

	Preopening Costs - Preopening costs of new stores are expensed in the quarter that the store opens.

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

<PAGE 24>

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

	Reclassification - Certain reclassifications have been made to prior year financial statements to conform with fiscal 1997 presentation.

2.	COMMERCIAL PAPER AND REVOLVING CREDIT AGREEMENT

	DIC commercial paper generally matures within 45 days from the date of issue at effective interest rates ranging from 5.50% to 5.88% at January 31, 1998.
At January 31, 1998 and February 1, 1997, the weighted average interest rate for outstanding commercial paper was 5.57% and 5.37%, respectively.  The average amount of commercial paper outstanding during fiscal 1997 was $244 million, at a weighted average interest rate of 5.46%.  The average amount of commercial paper outstanding during fiscal 1996 was $134 million, at a weighted average interest rate of 5.43%.

	At January 31, 1998, the Company and DIC had revolving line of credit agreements with various banks aggregating $750 million. The line of credit agreements require that consolidated stockholders' equity be maintained at $1 billion or more. These agreements expire on May 9, 2002. A commitment fee of .075% of the committed amount is paid to the banks to secure these line of credit agreements, which cannot be withdrawn except in the case of defaults by the Company or DIC. Interest may be fixed for periods from one to six months at the election of the Company or DIC. Interest is payable at the lead bank's certificate of deposit rate, alternative base rate or Eurodollar rate. In addition, at January 31, 1998, the Company had line of credit agreements with various banks aggregating $110 million. The agreements have no fixed date of expiration, and interest on amounts drawn fluctuates daily based on market rates. There were no funds borrowed under the revolving line of credit agreements or line of credit agreements during fiscal 1995 through fiscal 1997

3.	LONG-TERM DEBT

	Long-term debt consists of the following (in thousands of dollars):

                                       	January 31, 1998	 February 1, 1997

	Unsecured notes at rates ranging from
		6.625% to 9.50%, due 1998 through 2027	    $	1,300,000	      $	1,100,000

	Unsecured 9.25% note of DIC
		due 2001		                                     100,000         		175,000

	Mortgage notes, payable monthly or
		quarterly (some with balloon payments)
		over periods up to 31 years from
		inception and bearing interest at
		rates ranging from 6.75% to 13.25%		            72,984		         79,582

                                          					1,472,984      		1,354,582
	Current portion		                              (107,268)      		(181,564)
                                         				$	1,365,716	     $	1,173,018


Building, land, land improvements and equipment with a carrying value of $97.4 million at January 31, 1998 are pledged as collateral on the mortgage notes.

<PAGE 25>

	Maturities of long-term debt over the next five years are $107.3 million, $108.0 million, $108.8 million, $59.6 million and $110.6 million.

	Interest and debt expense consists of the following (in thousands of dollars):

                                       	Fiscal 1997	 Fiscal 1996 	Fiscal 1995
	Long-term debt:
		Interest	                              $	118,466   	$	110,265	    $107,572
		Amortization of debt expense		             1,471	      	1,422	      	1,400
                                       				119,937    		111,687    		108,972

	Interest on capital lease obligations		     1,626	      	1,813		      2,241
	Commercial paper interest		                13,321	      	7,299		      6,014
	Other		                                    (5,647)     	 	(200)	     	2,827
                                      			$	129,237	   $	120,599	   $	120,054


	Interest paid during fiscal 1997, 1996 and 1995 was approximately $135.7 million, $129.4 million and $121.4 million, respectively.

4.	TRADE ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	Trade accounts payable and accrued expenses consist of the following (in thousands of dollars):

                                     		January 31, 1998 	February 1, 1997

	Trade accounts payable	                    $	317,774	       $ 342,238

	Accrued expenses:
		Taxes, other than income		                   48,497         		41,528
		Salaries, wages, and employee benefits		     57,894	         	51,569
		Interest		                                   36,523         		34,969
		Rent		                                       11,245         		13,105
		Other	                                      	58,101	         	53,286
                                         			$	530,034       	$	536,695

5.	INCOME TAXES

	The provision for Federal and state income taxes is summarized as follows (in thousands of dollars):


                               	Fiscal 1997   Fiscal 1996  	Fiscal 1995
	Current:
		Federal	                        $	89,839 	   $	117,230	    $	138,102
		State		                            7,994	      	10,285		      18,700
                                				97,833     		127,515		     156,802
	Deferred:
		Federal		                         49,292	      	11,310	     	(47,832)
		State	                            	4,585		       1,315	      	(6,500)
               			                 	53,877	      	12,625	     	(54,332)
                              			$	151,710    	$	140,140	    $	102,470

<PAGE 26>

A reconciliation between income taxes computed using the effective income tax rate and the Federal statutory income tax rates is presented below (in thousands of dollars):

                                        Fiscal 1997 	Fiscal 1996 	Fiscal 1995

Income tax at the statutory Federal rate 	$	143,512	   $	132,377	   $	 94,379
State income taxes, net of Federal benefit 	  8,176      		7,584      	 7,970
Other		                                          22		        179		        121
                                       			$	151,710   	$	140,140   	$	102,470


	Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
Significant components of the Company's deferred tax assets and liabilities as of January 31, 1998 and February 1, 1997 are as follows (in thousands of dollars):

                                       		January 31, 1998  	 February 1, 1997

Property and equipment bases and
 depreciation differences                     	$	264,526           	$244,076
State income taxes		                              24,018	            	21,111
Differences between book and tax basis
 of inventory		                                   27,607             	13,304
Other                                            		2,789              	3,016
		Total deferred tax liabilities	               	318,940	           	281,507

Accruals not currently deductible 	              	(3,639)          		(18,715)
State income taxes                                		(330)           		(1,698)
		Total deferred tax assets		                     (3,969)          		(20,413)

		Net deferred tax liabilities	                $	314,971           	$261,094

	Deferred tax assets and liabilities are presented as follows in the accompanying consolidated balance sheets:

                                      		 January 31, 1998	    February 1, 1997

	Current deferred tax liabilities 	           $	  7,833           $      	-
	Non current deferred tax liabilities		         307,138		           261,094
		Net deferred tax liabilities	               $ 314,971          		$261,094

	Income taxes paid during fiscal 1997, 1996 and 1995 were approximately $100.0 million, $116.4 million and $158.0 million, respectively.

6.	STOCKHOLDERS' EQUITY

	Capital stock is comprised of the following:

 Type                                 			Par Value    Shares Authorized

	Preferred (5% cumulative)              			$	100           		5,000
	Additional preferred                   			$	.01      		10,000,000
	Class A, common			                        $	.01	     	289,000,000
	Class B, common			                        $	.01	      	11,000,000

<PAGE 27>

	Holders of Class A are empowered as a class to elect one-third of the members of the Board of Directors and the holders of Class B are empowered as a class to elect two-thirds of the members of the Board of Directors. Shares of Class B are convertible at the option of any holder thereof into shares of Class A at the rate of one share of Class B for one share of Class A.


7. EARNINGS PER SHARE

During the fouth quarter of fiscal 1997, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 128,
"Earnings Per Share." In accordance with SFAS No. 128, basic earnings per share has been computed based upon the weighted average of Class A and Class B common shares outstanding, after deducting preferred dividend requirements. Diluted earnings per share gives effect to outstanding stock options

	Earnings per common share have been computed as follows:

 (Dollar amounts and shares
	in thousands; per share           	Fiscal 1997 	       Fiscal 1996        	Fiscal 1995
 amounts in dollars)	             Basic 	Diluted      	Basic 	Diluted     	Basic	 Diluted
Net income                    	$ 258,325 $ 258,325  $ 238,621 $ 238,621 	$	167,183	$	167,183
Preferred stock dividends          		(22)    		(22)	     	(22)	    	(22)	     	(22)		    (22)
Net earnings available for
	  per-share calculation	      $ 258,303 $ 258,303 	$	238,599	$	238,599	 $	167,161	$	167,161

Average shares common
   stock outstanding           		111,303 		111,303  		113,482 		113,482  		113,047  	113,047
Stock options                 			             	691    				          507          				     97
Total average equivalent shares		111,303 		111,994	  	113,482	 	113,989	  	113,047		 113,144

Earnings per share               		$2.32   		$2.31	    	$2.10   		$2.09    		$1.48		   $1.48


Options to purchase 2,618,406, 4,806,120 and 4,245,797 shares of Class A common stock at prices ranging from $31.25 to $45.13 per share were outstanding in 1997, 1996 and 1995, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options exceed the average market price and would have been anitdilutive.


8.	STOCK OPTIONS

	The Company's 1990 Incentive and Nonqualified Stock Option Plan provides for the granting of options to purchase 12 million shares of Class A common stock to certain key employees of the Company.  Exercise and vesting terms for options granted under this plan are determined at each grant date.  All options were granted at not less than fair market value at dates of grant.
At the end of fiscal 1997, 1,600,925 shares were available for grant under the plan and 8,150,265 shares of Class A common stock were reserved for issuance under the 1990 stock option plan.

	Statement of Financial Accounting Standards No. 123, "Accounting for Stock-
Based Compensation" was effective for the Company for fiscal 1996.  SFAS
No. 123 encourages (but does not require) compensation expense to be measured based on the fair value of the equity instrument awarded.  In accordance with APB No. 25, no compensation cost has been recognized in the
Consolidated Statements of Income for the Company's stock option plans.  If compensation cost for the Company's stock option plans had been determined in accordance with the fair value method prescribed by SFAS No. 123, the
Company's net income would have been $245 million,  $229 million and $164 million for 1997, 1996 and 1995 respectively. Diluted earnings per share would have been $2.18, $2.01 and $1.45 for 1997, 1996 and 1995, respectively.  Basic earnings per share would have been $2.20, $2.02 and
$1.45 for 1997, 1996 and 1995, respectively.  This pro forma information may not be representative of the amounts to be expected in future years as the fair value method of accounting prescribed by SFAS No. 123 has not been applied to options granted prior to 1995.

<PAGE 28>

	Stock option transactions are summarized as follows:

                            					Fiscal 1997  	  		Fiscal 1996 		  		  Fiscal 1995
		                                    Weighted- 	      Weighted-	          Weighted-
		                                     Average 	         Average             Average
		                                    Exercise 	        Exercise 	          Exercise
 Fixed Option          			    	Shares		 Price 		  Shares 	 Price      Shares  	Price
	Outstanding,
	  beginning of year      		7,058,685 	$	33.85 		6,448,006	$	33.08		4,537,521	$	35.63
	Granted		                  1,956,220  		32.71 		1,896,030	 	36.45		1,990,450	 	27.45
	Exercised		               (1,815,180) 		32.92		  (848,366)		31.69        		-     		-
	Forfeited 		                (650,385) 		39.05  		(436,985)		37.91		  (79,965)		37.69
	Outstanding, end of year 		6,549,340  $ 33.25	 	7,058,685	$ 33.85 	6,448,006 $	33.08
 Options exercisable
   at year-end            		3,245,640 	$	32.41 		3,079,350	$	35.57		3,946,866	$	35.52
	Weighted-average fair
  value of options
  granted during the year	     	$7.78		           		$12.19          				$9.26




	The following table summarizes information about stock options outstanding at January 31, 1998:

                        			     			Options Outstanding               	   		Options Exercisable
                       								Weighted-Average  		 Weighted-        	             Weighted-
Range of 		  	     Options	     		Remaining			       Average	          Options       Average
Exercise Prices 	Outstanding Contractual Life(Yrs) 	Exercise Price  	Exercisable	 Exercise Price
$27.25-$32.25   			3,930,934       		4.8	            		$30.10    			 2,419,634	       $	30.11
$37.00-$39.50   			2,618,406	       	4.4		            	 37.98       			826,006		        39.14
					              6,549,340	       	4.6		            	$33.25	     		3,245,640	       $	32.41


	The fair value of each option grant is estimated on the date of each grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1997, 1996, and 1995, respectively:
risk free interest rate 6.13%, 6.27% and 6.32%; expected life 2.9 years, 4.3 years and 4.3 years; expected volatility of 25.9%, 29.4% and 29.9%; dividend yield .49%, .38% and .44%. The fair values generated by the Black-Scholes model may not be indicative of the future benefit, if any, that may be received by the option holder.


9.	LEASES

	Rental expense consists of the following (in thousands of dollars):

                                   	 Fiscal 1997   	Fiscal 1996   	Fiscal 1995

	Operating leases:
		Buildings:
			Minimum rentals	                    $	29,639      	$	28,842 	     $	30,034
			Contingent rentals		                  11,863	       	12,482       		13,625
		Equipment		                            11,661	       	13,100       		14,015
                               			     		53,163		       54,424		       57,674
	Contingent rentals on capital leases	   	1,523	        	1,342	        	1,161
                                   				$	54,686      	$	55,766      	$	58,835



	Contingent rentals on certain leases are based on a percentage of annual sales in excess of specified amounts. Other contingent rentals are based entirely on a percentage of sales.

<PAGE 29>


The future minimum rental commitments as of January 31 1998 for all noncancelable leases for buildings and equipment are as follows (in thousands of dollars):

	Fiscal Year                       Operating Leases    	Capital Leases
	1998	                                 $	36,257	            $	2,987
	1999		                                  33,821	             	2,711
	2000		                                  29,967	             	2,627
	2001		                                  26,530	             	2,371
	2002		                                  25,647	             	2,371
	After 2002		                           136,301	            	11,092

	Total minimum lease payments	        $	288,523	           $	24,159
	Less amount representing interest			                      	(10,303)

	Present value of net minimum lease payments
	(of which $1,651 is currently payable)	                 		$	13,856

	Renewal options from three to twenty-five years exist on the majority of leased properties. At January 31, 1998, the Company is committed to incur costs of approximately $227 million to acquire, complete and furnish certain stores.


10.	IMPAIRMENT OF LONG-LIVED ASSETS

	In the fourth quarter of fiscal 1995, the Company adopted the provisions of
Statement of Financial Accounting Standards No. 121, "Accounting for the
Impairment of Long-Lived Assets  and for Long-Lived Assets to be Disposed
Of," which requires that long-lived assets and certain intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

	The Company evaluated its investment in long-lived assets to be held and used in operations on an individual store basis and determined that, based upon the history of operating results and updated operating projections, the property and equipment at certain stores was impaired. The Company estimated the fair value of the assets at these stores based on operating projections and future discounted cash flows. As a result, the Company recorded an after-tax charge of approximately $78.5 million in 1995 ($.69 per share) representing the amount required to write down the carrying value of the property and equipment to their estimated fair value of approximately $112 million at February 3, 1996. The Company believes that no material impairment existed at January 31, 1998 and February 1, 1997.


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

	The fair value of the Company's cash and cash equivalents, trade accounts receivable and commercial paper borrowings approximates their carrying values at January 31, 1998 and February 1, 1997 due to the short-term maturities of these instruments. The fair value of the Company's long-term debt at January 31, 1998 and February 1, 1997 was $1,618 million and $1,435 million, respectively. The carrying value of the Company's long-term debt at January 31, 1998 and February 1, 1997 was $1,473 million and $1,355 million, respectively.

<PAGE 30>

12.	QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

	The following is a tabulation of the unaudited quarterly results of operations for the years ended January 31, 1998 and February 1, 1997
  (in thousands, except per share data):

                                             			Fiscal 1997
		                                          Three Months Ended
      	                        May 3      August 2	   November 1    January 31

	Net sales	               $	1,515,344	  $	1,453,152	  $	1,592,118	 $	2,071,138
	Gross profit		               520,141	     	507,033		     535,815		    675,472
	Net income		                  58,258      		44,342      		44,347    		111,378
	Basic earnings per share	       	.52	         	.40	         	.40	       	1.01
	Diluted earnings per share		     .52         		.40         		.40       		1.00


                                             			Fiscal 1996
		                                          Three Months Ended
                             	May 4	      August 3	   November 2	   February 1

	Net sales	              $	1,453,302   	$	1,340,326  	$	1,496,578	 $	1,937,379
	Gross profit		              497,505	      	468,522     		491,455	    	645,338
	Net income	                 	56,401       		39,526      		31,618	    	111,076
	Basic earnings per share	      	.50	          	.35         		.28        		.98
	Diluted earnings per share     	.50	           .35          	.28         	.98

<PAGE 31>


Annual Meeting and General Information

Annual Meeting

Saturday, May 16, 1998, at 9:30 a.m., Auditorium, Dillard's Corporate Office 1600 Cantrell Road, Little Rock, Arkansas 72201

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

Corporate Headquarters

1600 Cantrell Road, Little Rock, Arkansas 72201

Mailing Address

Post Office Box 486, Little Rock, Arkansas 72203
Telephone: 501-376-5200
Telex: 910-722-7322
Fax: 501-376-5917

Transfer Agent And Registrar

ChaseMellon, 85 Challenger Road, Overpeck Centre, Ridgefield Park,
   New Jersey 07660

Listing

New York Stock Exchange, Ticker Symbol "DDS"

<PAGE 32>


Stock Prices And Dividends By Quarter

                     Sales Prices - Common Shares
		                        1997 	    			1996         			Dividends Per Share
Quarter	              High  		Low    High     Low          1997    	1996
First	              $32.50	$28.00	 $41.38	 $29.75	        $0.04	   $0.03
Second	              38.06	 30.63 	 40.38  	31.38	         0.04     0.03
Third	               44.75 	34.00 	 34.88  	30.88        	 0.04   	 0.04
Fourth	              41.38 	32.56 	 32.63  	29.13	         0.04 	   0.04

Inside Back Cover