Form 10-K405, Exhibit 13
period 1999-01-30
DILLARDS INC
filed 1999-04-30
CIK 28917

Challenge & Opportunity
Dillard's, Inc.
1998 Annual Report

Dillard's Corporate Profile

Sixty years ago, William Dillard established the first Dillard's store in Nashville, Arkansas. From this humble beginning, the Company has emerged as one of the most successful retail chains in the United States, with annual sales of more than $7.8 billion. Today, Dillard's, Inc. comprises 328 traditional stores and seven clearance centers in 29 states, offering a distinctive mix of name-brand and private-label merchandise. With everyday value pricing and special emphasis on fashion apparel and home furnishings, Dillard's appeals to a broad range of consumers.
The Company's philosophy continues to embrace an ambitious program of expansion and remodeling, as well as aggressive response to industry trends in merchandising and pricing.

Dillard's Merchandising Philosophy

Dillard's caters to a broad cross-section of the population in our respective markets. Our merchandise emphasis is on branded goods, both in fashion apparel and home furnishings.
By carrying branded merchandise in a range of price levels - moderate and better - we create a fashion image designed to appeal to the maximum number of customers.

Our competitive leadership is based on these:

1. Presenting fashion and trends as they emerge, capitalizing on being the first in our areas to offer such merchandise.

2. Offering a strong basic stock consistently, so that customers can always find their staple fashion and home furnishing needs, and thus think of Dillard's as the place to go for all their families' needs.

3. Keeping stores fully stocked in both fashion and basic merchandise.

Particularly, we strive to have the right goods at the right price, at the right time - without sacrificing any of those concepts for promotional gain. Our merchandise should be recognizable as branded, supplemented with quality goods marketed under the Dillard's label.

Table of Contents

1.   Financial Highlights
2.   Letter to Shareholders
10.  Store Locations and Acquisitions
12.  Table of Selected Financial Data
14. Management's Discussion and Analysis of Financial Condition and Results of Operations
18.  Independent Auditors' Report
19.  Consolidated Balance Sheets
20.  Consolidated Statements of Income
21.  Consolidated Statements of Stockholders' Equity
22.  Consolidated Statements of Cash Flows
23.  Notes to Consolidated Financial Statements
32.  Corporate Organization
     Inside Back Cover
     Board of Directors
     Shareholder Information

Selected Financial Highlights

(dollars in thousands, except per share amounts)
                        1998        1997        1996        1995        1994
Income Statement Data:
 Net sales           $7,796,741  $6,631,752  $6,227,585  $5,918,038  $5,545,803
 Net income             135,259     258,325     238,621     167,183     251,790
 Diluted earnings
  per common share         1.26        2.31        2.09        1.48        2.23

Balance Sheet Data:
 Current assets      $3,437,711  $2,998,057  $2,760,636  $2,658,225  $2,524,802
 Current liabilities  1,093,802   1,098,850     894,746     869,680     758,958
 Long-term debt       3,002,595   1,365,716   1,173,018   1,157,864   1,178,503
 Guaranteed Preferred
  Beneficial Interests
  in the Company's
  Subordinated
  Debentures            531,579        -          -            -           -
 Stockholders' equity 2,841,522   2,807,938   2,717,178   2,478,327   2,323,567

Operational Data:
 Number of stores           335         270         250         238         229
 Number of employees     54,921      44,616      43,470      40,312      37,832
 Gross square footage
  (in thousands)         55,000      43,000      40,000      37,300      35,300

Dear Shareholder,

1998 has been the most exciting and pivotal year in Dillard's 60-year history. We had clearly reached a strategic turning point in our ongoing development as a major player in the retail industry, and the continuing consolidation in the broadline retail sector presented us with both challenge and opportunity. The challenge: remaining competitive in an environment where size matters and relationships with valued vendors increasingly affect relationships with valued customers. The opportunity: seeking out ways to capitalize on this industry consolidation, utilizing both our financial strength and experience in acquiring and integrating stores into our network.

In the spring of 1998, the opportunity to purchase Mercantile Stores Company, Inc. arose - and we were ready. Based in Fairfield, Ohio, Mercantile operated 106 department stores and 16 home fashion stores spanning 17 states. We had admired this operation for many years, both as respected retail managers and formidable competitors. On May 18, 1998, we announced a tender offer of $80 per share for the outstanding shares of Mercantile Stores Company, Inc., and completed the acquisition three months later on August 13, 1998. We remain confident that this was by far the best thing we could do for our shareholders, our Company and our associates. The time was right. The opportunity was right. And all financial and operational aspects of such an undertaking were measured and carefully considered. The answer was clear: this was right for the future of Dillard's.

The Time Was Right

The timing of the Mercantile opportunity could not have been better. By the spring of 1998, we had purchased $275 million of the $300 million authorized under our Share Repurchase Plan which was approved by the Board of Directors in February 1997. Our Company was financially strong with favorable cash flow and a low debt-to-equity position. We had reached a crossroads on further driving shareholder value when the Mercantile opportunity enabled us to capitalize on our strengths and maximize our Company's potential.

The Opportunity Was Right

The location of the Mercantile stores offered a great fit for integration into our existing network. Operating in both urban and less-urban areas as we do, they had maintained the number-one position in over 70 percent of their markets. Some experts had dubbed Mercantile "the jewel" of potential acquisitions in our industry - and we strongly shared that belief. The locations gave us opportunities to enter several new markets and to expand our presence in existing markets. We added our 29th state with three new locations in Montana, and greatly increased our presence in Alabama, Florida and Ohio, among other states. In addition, we strengthened our position in attractive markets such as Denver, Colorado, and Nashville, Tennessee.

Financial and Operational Considerations

As broadline retail consolidation continues, the need for critical mass becomes more apparent to us. At year-end 1997, we operated 270 stores across 27 states with 43.3 million square feet of selling space. Despite this accomplishment, we recognized the need to place ourselves in the top tier of our industry. The acquisition of Mercantile is just what we needed to achieve that objective. Dillard's now ranks among the top three fashion apparel retailers in the country, boasting 328 traditional stores spanning 29 states and offering 55 million square feet of space, an increase of 27 percent. Operating behind the largest nameplate in the fashion apparel industry, we are now firmly in the top tier and are firmly committed to continued progress.
The locations of the former Mercantile stores, as mentioned above, were remarkably attractive considering the regions in which we operated and the markets in which we desired to operate. As expected with an acquisition of this size, some stores did not fit within our strategy, mainly because of overlap with existing Dillard's locations. Rather than a liability, we saw this as an opportunity. We were well aware of the value of these locations, as were other retailers. In two agreements, we sold 26 locations and realized proceeds of approximately $1 billion, in line with our best expectations. In another transaction, we swapped seven former Mercantile locations for nine new locations, including eight sites in Virginia, a region of exciting potential for us going forward.

Among the greatest financial benefits of the Mercantile opportunity is one of the least measurable at this point - enhanced buying power. We never underestimate the effect of valued vendor relationships on our business and strive to develop and nurture these associations. Just as we expect excellence from our vendors, they expect excellence from us in return. Quite simply, we now have more to offer our vendors - namely, our greatly expanded buying needs, additional square footage in which to promote their merchandise, more associates to learn and market their products, and increased advertising opportunities. Likewise, we now have more to offer our customers - more of the merchandise they desire, delivered at exceptional value.

In combining the two companies, we have recognized a tremendous opportunity for cost savings. By quickly eliminating duplicate operations corporate-wide - from merchandising and distribution to corporate overhead functions - we have put into place a solid platform from which to capitalize on these synergies. We have been excited about this aspect of the acquisition from the beginning, and we continue to view these cost-savings opportunities as extremely compelling.

Integration
The integration of the former Mercantile stores continues. We are quite pleased with the effort to date, and to a large degree, the most challenging portion is behind us. We assumed operation of the new stores on August 13, 1998, and just over a week later, merged all ongoing data processing systems of the new stores with our existing network. As a result of many long weeks of preparation, this conversion proceeded smoothly and is among the many well-planned and well-executed areas of transition.

However, as might be expected in an undertaking of this magnitude, there were some surprises in spite of our best efforts to prevent them - some pleasant and some unpleasant. Our most unpleasant surprise occurred in the area of merchandise distribution. As the Mercantile-ordered merchandise was received, we learned that the receiving system conversion was not adequate. This disruption delayed a substantial amount of fall merchandise from reaching our stores in time for maximum initial sell-though, affecting our core Dillard's locations as well as the newly acquired stores. We reacted to this problem quickly and decisively, and by mid-December our distribution process was largely back on track.

On a more pleasant note, we were extremely pleased with the speed at which the overlapping stores were sold to other retailers. These transactions were negotiated much more quickly than we had originally planned, allowing us to focus on integrating the retained stores even sooner and more effectively. The proceeds we realized from these store sales were in line with our best expectations and enabled us to pay down a significant portion of the debt incurred to finance the acquisition. Additionally, the cost of funds associated with this debt met our best expectations as well.

Learning From Mercantile

We are convinced the former Mercantile operation did many things right. After an open-minded look at Mercantile and an inward look at ourselves, we have adopted many of Mercantile's best practices. One area we admired greatly about them was their success in credit services. Under visionary leadership, they had developed a top-notch credit operation, offering customers a wide array of services from the basic credit card to VIP programs to gift cards. We have retained the leadership talent of this operation and have empowered them to work with our existing credit professionals to develop these programs for all Dillard's customers. In November 1998, we replaced our gift certificate system with the first Dillard's gift card, bringing our customers a much more flexible gift-giving alternative. Other efforts to enhance our credit marketing operation are well underway, and we remain excited about the opportunities there for our customers and for our Company.

We believe our increasingly busy core customer values a little special attention and pampering. Many of the Mercantile stores had achieved tremendous success in meeting this need by offering day spa and hair and nail salon services under one roof. We see the opportunity to develop this further as a highly profitable business, complementing our continuing emphasis on fashion apparel. We have retained the former Mercantile leadership of this area, as well, and have charged them to develop this approach further for our Dillard's customers. In fact, our newly constructed Dillard's store in Norfolk, Virginia, which opened in March, offers a wide range of day spa and hair and nail services in a new 2,500-square-foot facility. We are committed to the development of this business and are looking forward to much success in this area.

For many years, the big and tall business of Mercantile has served the special size needs of larger male shoppers. We view this well-executed merchandising area with a continually profitable return as an exciting opportunity for the ongoing combined business. Currently, we are planning to roll the big and tall business into our existing Dillard's stores, as well as maintain the position in the former Mercantile stores. By mid-fall 1999, we hope to offer big and tall in all areas of the men's store in approximately 200 locations, and ultimately to offer these special sizes in the large majority of our stores.

While the Mercantile acquisition and integration were underway in 1998, we successfully opened eight new stores in strategic markets and remodeled several of our most promising locations. The opening of our Boise Towne Square store in Boise, Idaho, gave us a foothold in a new state, and we look forward to serving our new Idaho customers.

Our Ongoing Focus

As we go forward, our focus will remain on the continued and successful integration of our newly acquired stores. Indeed, many of them now reflect the inventory selection and approach to merchandising our customers have come to expect of us. We anticipate full integration in all units by the fall of the current year.

We appreciate and applaud the long hours and hard work our associates have invested in the Mercantile acquisition. The teamwork displayed company-wide has been remarkable. We welcome our new associates from the former Mercantile operation to our Company and look forward to many years of mutually profitable partnership.

Although we are now a much larger and more complex company, our purpose remains as simple as it was 60 years ago - superior service and exceptional value for our customers. In closing, we want to reiterate our continuing belief that the Mercantile acquisition and the steps we took to grow Dillard's in 1998 were by far the best thing we could do for our shareholders, our associates and our Company. We remain excited about the future of Dillard's.

William Dillard, II
Chief Executive Officer

Alex Dillard
President

Table of Selected Financial Data
Dillard's, Inc. And Subsidiaries

(In thousands of dollars, except per share data)

                                1998         1997       1996     1995*        1994
Net sales                    $7,796,741  $6,631,752 $6,227,585 $5,918,038  $5,545,803
  Percent increase                   18%          6%        5%          7%          8%
Cost of sales                 5,218,095   4,393,291  4,124,765  3,893,786   3,614,628
  Percent of sales                 66.9%       66.2%      66.2%      65.8%       65.2%
Interest and debt expense       196,680     129,237    120,599    120,054     124,282
Income before taxes             219,084     410,035    378,761    269,653     406,110
Income taxes                     83,825     151,710    140,140    102,470     154,320
Net income                      135,259     258,325    238,621    167,183     251,790

Per Common Share
  Diluted earnings per share       1.26        2.31       2.09       1.48        2.23
  Dividends                        0.16        0.16       0.14       0.12        0.10
  Book value                      26.57       25.70      23.91      21.91       20.55
Average number of shares
  outstanding               107,636,260 111,993,814 113,988,63 113,143,842 113,013,998

Accounts receivable - total   1,230,059   1,186,491  1,154,673   1,123,103   1,117,411
Merchandise inventories       2,157,010   1,784,765  1,556,958   1,486,045   1,362,756
Property and equipment        3,684,629   2,501,492  2,191,933   2,035,538   1,984,145
Total assets                  8,177,559   5,591,847  5,059,726   4,778,535   4,577,757

Long-term debt                3,002,595   1,365,716  1,173,018   1,157,864   1,178,503
Capitalized lease obligations    27,000      12,205     13,690      20,161      22,279
Deferred income taxes - total   700,727     314,971    261,094     248,469     302,801
Guaranteed Preferred Beneficial
 Interests in the Company's
 Subordinated Debentures        531,579         -           -         -           -

Stockholders' equity          2,841,522   2,807,938  2,717,178   2,478,327   2,323,567

Number of employees - average    54,921      44,616     43,470      40,312      37,832

Gross square footage
(in thousands)                   56,055      43,300     40,000      37,300      35,300

Number of stores
  Opened                              5          12         15           9           7
  Acquired                           65          11          0           0           0
  Closed                              5           3          3           0           5
Total - end of year                 335         270        250         238         229

   * 53 Weeks

Table of Selected Financial Data
Dillard's, Inc. And Subsidiaries

(In thousands of dollars, except per share data)

                                1993         1992       1991       1990       1989*
Net sales                    $5,130,648  $4,713,987 $4,036,392   $3,605,518  $3,049,062
  Percent increase                    9%         17%        12%          18%         19%
Cost of sales                 3,306,757   3,043,348  2,565,904    2,287,891   1,926,971
  Percent of sales                 64.4%       64.5%      63.6%        63.5%       63.2%
Interest and debt expense       130,915     121,940    109,386       97,032      91,836
Income before taxes             399,534     375,330    322,157      280,778     227,892
Income taxes                    158,400     138,900    116,000       98,000      79,800
Net income                      241,134     236,430    206,157      182,778     148,092
Per common share
  Diluted earnings per share       2.14        2.11       1.84         1.67        1.45
  Dividends                        0.08        0.08       0.07         0.07        0.06
  Book value                      18.42       16.28      14.19        12.31       10.23
Average number of shares
  outstanding               112,808,262 112,292,575 111,832,758 109,351,914 101,890,272

Accounts receivable - total   1,111,744   1,106,710 1,004,496   932,544     759,803
Merchandise inventories       1,299,944   1,178,562 1,052,683   889,333     716,054
Property and equipment        1,921,470   1,688,682 1,338,434 1,088,753     921,820
Total assets                  4,430,274   4,107,114 3,498,506 3,007,979   2,496,277

Long-term debt                1,238,293   1,381,676 1,008,967   839,490     739,597
Capitalized lease obligations    31,621      32,381    29,489    31,284      32,900
Deferred income taxes - total   284,981     178,311   143,463   115,854     108,426
Guaranteed Preferred Beneficial
 Interests in the Company's
 Subordinated Debentures            -           -         -        -           -

Stockholders' equity          2,081,647   1,832,018 1,583,475 1,364,885   1,094,721

Number of employees - average    35,536      33,883    32,132    31,786      26,304

Gross square footage
(in thousands)                   34,900      33,200    29,100    26,600      23,500

Number of stores
  Opened                             10          11        10         4           3
  Acquired                            0          12         7        23          19
  Closed                              1           3         5         3           6
Total - end of year                 227         218       198       186         162

   * 53 Weeks

Management's Discussion and Analysis of Financial Condition and
Results of Operations
Dillard's, Inc. and Subsidiaries

Acquisition
During fiscal 1998, the Company completed its acquisition (the "Acquisition") of Mercantile Stores Company, Inc. ("Mercantile") for approximately $3 billion in cash. Mercantile was a conventional department store retailer engaged in the general merchandising business, operating 106 department and home fashion stores under 13 different names in a total of 17 states.

The Acquisition was accounted for under the purchase method and, accordingly, the results of operations have been included in the Company's results of operations since August 13, 1998, and the purchase price has been allocated to Mercantile's assets and liabilities based on their estimated fair values as of that date. The excess of cost over net assets acquired is approximately $666 million.

In connection with the Acquisition, the Company entered into two separate agreements whereby the Company sold in the aggregate 26 of the acquired stores to Proffitt's, Inc. and The May Department Stores Company. In addition, the Company entered into an agreement with Belk, Inc. to exchange seven of the acquired stores for nine Belk, Inc. stores. The results of operations of the sold or exchanged stores are included in the accompanying statements of operations from the date of acquisition to the date of sale or exchange.

Sales
The sales increases were 18%, 6% and 7% for 1998, 1997 and 1996, respectively. The sales increase for 1998 is primarily attributable to the Acquisition. The comparable store sales increase was 1% for 1998 and 2% for 1997 and 1996, respectively. Comparable store sales include sales for those stores which were in operation for a full period in both the current month and the corresponding month for the prior year.

Management believes that the majority of the increase in sales in comparable stores was attributable to an increase in the volume of goods sold rather than an increase in the price of goods.

The sales mix for the past three years by category as a percent of total sales has been:

                         1998      1997      1996
Cosmetics                12.7%     12.7%     12.9%
Women's and
  Juniors' Clothing      30.7      30.6      29.9
Children's Clothing       6.6       6.4       6.5
Men's Clothing
   and Accessories       19.8      19.5      19.5
Shoes, Accessories
   and Lingerie          19.8      20.2      19.9
Home                      9.5      10.2      10.8
Leased Departments         .9        .4        .5
Total                   100.0%    100.0%    100.0%

Cost of Sales
Cost of sales as a percentage of sales was 66.9%, 66.2% and 66.2% for 1998, 1997 and 1996, respectively. Cost of sales for fiscal 1998 includes a charge of $39 million for inventory valuation adjustments resulting from the alignment of Mercantile inventories to reflect the Company's merchandising and pricing philosophy. Additionally, during the fourth quarter of 1998, the Company experienced significant merchandise processing and distribution delays due to systems integration problems during consolidation of the Dillard and Mercantile distribution systems. The delays resulted in later than planned store receipts and subsequent higher levels of markdowns in the post-holiday selling season.

Expenses
Expenses as a percentage of sales for the past three years were as follows:
                             1998       1997       1996
Advertising, selling,
     administrative and
     general expenses        26.6%      24.6%      24.7%
Depreciation and
     amortization             3.1        3.0        3.1
Rentals                        .9         .8         .9
Interest and
     debt expense             2.5        2.0        2.0

Included in advertising, selling, administrative and general expenses ("SG&A") for fiscal 1998 were certain business integration and consolidation expenses ("BICE") associated with the integration of Mercantile into the Company. BICE included $43 million of severance costs, $26 million of lease rejection costs for facilities closed subsequent to the Acquisition and $22 million of costs associated with operating Mercantile central office functions for a transitional period. Excluding such charges, SG&A expenses as a percentage of net sales were 25.4% for fiscal 1998. The Company is continuing the process of consolidating various administrative support functions such as marketing, buying, advertising, accounting and management information systems, as well as aligning store operating and distribution methodologies. The Company estimates that SG&A expenses for fiscal 1998 included additional payroll and other systems integration expenses of approximately $30 million primarily relating to transitional distribution cost incurred to process Mercantile-ordered merchandise in Dillard's receiving systems. The Company has taken steps to reduce payroll and other overhead expenses, and expects to achieve cost reductions as a result of a more efficient overhead expense structure and to increase purchasing power derived from the combination of the two companies. SG&A expenses decreased as a percentage of sales during fiscal 1997 primarily due to a reduction in bad debt expense, offset by an increase in payroll expense. Payroll expense in the selling area increased as a percentage of sales in fiscal 1997 as the Company sought to invest more in its sales force. Depreciation and amortization increased slightly as a percentage of sales during 1998. This increase is primarily due to the amortization of goodwill related to the Acquisition. Rentals increased slightly as a percentage of sales during fiscal 1998 reflecting the relatively higher percentage of leased property of Mercantile. A higher level of borrowing due to the Acquisition caused the increase in interest and debt expense as a percentage of net sales for fiscal 1998.

Liquidity and Capital Resources
Net cash flows from operations were $643 million for 1998. In addition to cash flows from operations, the Company borrowed $1,650 million by issuing unsecured notes in underwritten public offerings and borrowed $200 million by issuing Capital Securities in an underwritten public offering. A subsidiary of the Company issued $332 million in preferred stock during the year. These borrowings were used primarily to fund the Acquisition.

Capital expenditures were $248 million for 1998. During 1998, the Company constructed seven new stores (two of which were replacement stores) and expanded and remodeled four stores. During 1998, the Company repaid $134 million of its long-term debt and capitalized lease obligations and repaid $419 million in commercial paper.

In February 1997, the Company announced that the Board of Directors had authorized the implementation of a Class A common share repurchase program of up to $300 million. As of January 30, 1999, the Company has purchased 8,059,700 shares of Class A Common Stock at a cost of $275 million.

During 1998, the Company's merchandise inventories increased by $372 million, primarily due to the Acquisition and the store expansions discussed above. On a comparable store basis, the merchandise inventories were flat. During 1998, the Company transferred all of its credit card receivables to a trust in exchange for a certificate representing an undivided interest in the trust. The Company then sold a certificate with a market value of $300 million to a third party.

For 1999, the Company plans to construct eight stores (two of which will be replacement stores) and expand two stores. Capital expenditures are projected to be approximately $200 million for 1999. Maturities of the Company's long-term debt over the next five years are $164 million, $108 million, $209 million, $110 million and $160 million, respectively.

The Company and its wholly-owned finance subsidiary, Dillard Investment Company, have a revolving line of credit in the amount of $750 million. The revolving line of credit requires that consolidated stockholders' equity be maintained at $1 billion or more. No funds were borrowed under the revolving line of credit during fiscal 1998. At the end of 1998, the Company had an outstanding shelf registration for securities in the amount of $750 million.

The Company expects to finance its capital expenditures and its working capital requirements including required debt repayments from cash flows generated from operations and by issuing new debt.

Quantitative and Qualitative Disclosures About Market Risk
The table below provides information about the Company's obligations that are sensitive to changes in interest rates. The table presents maturities of the Company's long-term debt and Guaranteed Beneficial Interests in the Company's Subordinated Debentures along with the related weighted average interest rates by expected maturity dates.

                    Expected Maturity Date (fiscal year)
(dollar amounts in thousands)
                       1998     1999      2000      2001      2002   Thereafter       Total     Fair Value
Long-term debt      $164,289  $108,012  $208,985  $109,913  $160,407  $2,415,278  $3,166,884  $3,321,827
Average interest rate    7.3%      9.3%      6.9%      7.5%      6.4%        7.1%        7.1%
Guaranteed Beneficial
 Interests in the
 Company's
 Subordinated
 Debentures         $      -  $     -   $     -   $     -   $      -  $  531,579  $  531,579  $  532,059
Average interest rate      -%       -%        -%        -%         -%        6.9%        6.9%

Year 2000 Readiness Statement

The Company is actively addressing the issues related to the date change in year 2000. This is necessary because many computer systems were written using only two digits to contain the year in date fields. On January 1, 2000, many of these programs will fail to perform date calculations correctly and produce erroneous results. This could temporarily prevent the Company from processing business transactions. The Company began efforts as early as 1996 to address this issue.

Currently, all computer systems including both IT and non-IT systems have been assessed and work is well underway to remediate the systems that are not year 2000 compliant. The non-IT systems are primarily systems with embedded processors such as telephone and security systems. The non-IT systems have substantially been remediated. Approximately 80% of the IT systems have been remediated or were originally developed as year 2000 compliant. The remediation of the remaining IT systems is expected to be complete no later than the second quarter of 1999 with the exception of two systems. These two systems are expected to be complete by the end of August. The Company has obtained letters of certification from its mission-critical computer systems and software vendors.

The external cost (payments to equipment and service vendors) of remediating non-compliant systems incurred thus far is approximately $1.2 million. The Company believes the external cost to remediate all systems will not exceed $2.5 million in total. Additionally, the Company has incurred and will continue to incur internal costs in its remediation process. These internal costs relate principally to the payroll costs of the information systems group and other costs related to the normal operation of the Company's data centers. The Company does not track these costs separately. All costs associated with year 2000 issues will be funded from the Company's existing sources of liquidity.

There are significant risks associated with the year 2000 issues. Many of these risks such as those associated with electrical power and/or telecommunications are outside the reasonable control of the Company. Also, the failure of a significant number of the Company's business partners could have a material impact on the Company's operations. These risks are largely outside the control of the Company. Although the Company believes its remediation and contingency planning efforts adequately identify and address the year 2000 issues that are within the Company's reasonable control, there can be no assurance that the Company's efforts will be fully effective. Due to these significant risks the Company's management is monitoring these efforts very closely. The Audit Committee of the Board of Directors is periodically updated concerning the status of the year 2000 efforts.

Business resumption contingency plans have been completed for the mission-critical systems. These plans address how the Company will continue to do business until the mission-critical system that failed has been remediated. These plans will be periodically reviewed to determine if changing business conditions necessitate a change in the contingency plan.

Forward-Looking Information
The Company cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of
1995) contained in this report, the Company's annual report on Form 10-K or made by management of the Company, involve risks and uncertainties and are subject to change based on various important factors. The following factors, among others, could affect the Company's financial performance and could cause actual results for 1999 and beyond to differ materially from those expressed or implied in any such forward-looking statements: economic and weather conditions in the regions in which the Company's stores are located and their effect on the buying patterns of the Company's customers, changes in consumer spending patterns and debt levels, trends in personal bankruptcies and the impact of competitive market factors.

Challenge & Opportunity
1998 Annual Report

Independent Auditors' Report

To the Stockholders and Board of Directors of Dillard's, Inc.
Little Rock, Arkansas

We have audited the accompanying consolidated balance sheets of Dillard's, Inc. and subsidiaries as of January 30, 1999 and January 31, 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended January 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dillard's, Inc. and subsidiaries as of January 30, 1999 and January 31, 1998, and the results of their operations and their cash flows for each of the three years in the period ended January 30, 1999 in conformity with generally accepted accounting principles.

Deloitte and Touche LLP
New York, New York
March 15, 1999

Dillard's, Inc.
Consolidated Balance Sheets
Amounts in Thousands, Except Share Data

Assets                                    January 30, 1999    January 31, 1998
Current Assets:
 Cash and cash equivalents                  $       72,401       $      41,833
 Accounts receivable (net of allowance for
  doubtful accounts of $37,487 and $27,809)      1,192,572           1,158,682
 Merchandise inventories                         2,157,010           1,784,765
 Other current assets                               15,728              12,777
    Total current assets                         3,437,711           2,998,057
Property and Equipment:
 Land and land improvements                        126,047              36,045
 Buildings and leasehold improvements            2,567,943           1,799,072
 Furniture, fixtures and equipment               2,624,799           2,125,688
 Buildings under construction                       38,965              37,691
 Buildings under capital leases                     50,123              25,148
 Less accumulated depreciation and amortization (1,723,248)         (1,522,152)
                                                 3,684,629           2,501,492
Goodwill (net of accumulated
  amortization of $7,475)                          659,262                   -
Other Assets                                       395,957              92,298
Total Assets                                  $  8,177,559         $ 5,591,847


Liabilities and Stockholders' Equity
Current Liabilities:
 Trade accounts payable and accrued expenses  $    921,187         $   530,034
 Commercial paper                                       -              419,136
 Current portion of long-term debt                 164,289             107,268
 Current portion of capital lease obligations        2,396               1,651
 Federal and state income taxes                      5,930              40,761
    Total current liabilities                    1,093,802           1,098,850
Long-term Debt                                   3,002,595           1,365,716
Capital Lease Obligations                           27,000              12,205
Deferred Income Taxes                              681,061             307,138
Operating Leases and Commitments
Guaranteed Preferred Beneficial Interests in the
     Company's Subordinated Debentures             531,579                  -
Stockholders' Equity:
 Preferred stock - 4,400 shares issued and
   outstanding                                        440                  440
 Common stock, Class A - 110,966,419
   and 110,251,634 shares issued;
   102,906,719 and 105,207,134 shares outstanding   1,110                1,103
 Common stock, Class B (convertible)
   - 4,016,929 shares issued and outstanding           40                   40
 Additional paid-in capital                       682,313              657,137
 Retained earnings                              2,432,793            2,314,709
 Less treasury stock, at cost, Class A
     - 8,059,700 and 5,044,500 shares            (275,174)            (165,491)
   Total stockholders' equity                   2,841,522            2,807,938
Total Liabilities and Stockholders' Equity   $  8,177,559          $ 5,591,847

See notes to consolidated financial statements.

Dillard's, Inc.
Consolidated Statements Of Income
Amounts in Thousands, Except Per Share Data

                                              Year Ended
                         January 30, 1999   January 31, 1998  February 1, 1997

Net Sales                      $7,796,741         $6,631,752        $6,227,585
Service Charges, Interest
 and Other Income                 214,983            185,157           184,475
                                8,011,724          6,816,909         6,412,060
Costs and Expenses:
 Cost of sales                  5,218,095          4,393,291         4,124,765
 Advertising, selling,
 administrative and general
 expenses                       2,070,212          1,629,721         1,538,450
 Depreciation and amortization    239,671            199,939           193,719
 Rentals                           67,982             54,686            55,766
 Interest and debt expense        196,680            129,237           120,599
   Total costs and expenses     7,792,640          6,406,874         6,033,299
Income Before Income Taxes        219,084            410,035           378,761
Income Taxes                       83,825            151,710           140,140
Net Income                     $  135,259        $   258,325       $   238,621
Basic Earnings
 Per Common Share              $     1.26        $      2.32       $      2.10
Diluted Earnings
 Per Common Share              $     1.26        $      2.31       $      2.09

See notes to consolidated financial statements.

Dillard's, Inc.
Consolidated Statements of Stockholders' Equity
Amounts in Thousands, Except Share and Per Share Data

                                                        Additional
                           Preferred    Common Stock      Paid-in    Retained  Treasury
                             Stock     Class A Class B    Capital    Earnings    Stock        Total
Balance, February 3, 1996    $ 440     $ 1,091    $ 40  $ 625,249  $1,851,507  $    -     $2,478,327
 Issuance of 523,805 shares
  under stock option,
  employee savings and
  stock bonus plans              -           5       -     16,139           -        -        16,144
 Net income                      -           -       -          -     238,621        -       238,621
 Cash dividends declared:
  Preferred stock, $5 per share  -           -       -          -         (22)       -           (22)
  Common stock, $.14 per share   -           -       -          -     (15,892)       -       (15,892)
Balance, February 1, 1997    $ 440     $ 1,096    $ 40  $ 641,388  $2,074,214  $     -    $2,717,178
 Issuance of 657,138 shares
  under stock option,
  employee savings and
  stock bonus plans              -           7       -     15,749          -         -        15,756
 Purchase of treasury stock                                                     (165,491)   (165,491)
 Net income                      -           -       -          -     258,325        -       258,325
 Cash dividends declared:
 Preferred stock, $5 per share   -           -       -          -         (22)       -           (22)
 Common stock, $.16 per share    -           -       -          -     (17,808)       -       (17,808)
Balance, January 31, 1998    $ 440     $ 1,103    $ 40  $ 657,137  $2,314,709  $(165,491) $2,807,938
 Issuance of 714,785 shares
  under stock option,
  employee savings and
  stock bonus plans              -           7       -     25,176          -          -       25,183
 Purchase of treasury stock                                                     (109,683)   (109,683)
 Net income                      -           -       -          -     135,259         -      135,259
 Cash dividends declared:
  Preferred stock, $5 per share  -           -       -          -         (22)        -         (22)
  Common stock, $.16 per share   -           -       -          -     (17,153)        -      (17,153)
Balance, January 30, 1999    $ 440     $ 1,110    $ 40  $ 682,313  $2,432,793  $(275,174) $2,841,522

See notes to consolidated financial statements.


Dillard's, Inc.
Consolidated Statements of Cash Flows
Amounts in Thousands

                                                             Year Ended
                                          January 30, 1999  January 31, 1998  February 1, 1997
Operating Activities:
Net income                                    $   135,259      $    258,325       $   238,621
 Adjustments to reconcile net income
  to net cash provided by operating activities:
  Depreciation and amortization                   241,914           201,410           195,186
  Deferred income taxes                          (118,553)           53,877            12,625
  Changes in operating assets and liabilities:
  Decrease (increase) in accounts receivable, net 110,103           (28,178)          (26,929)
  Decrease (increase) in merchandise inventories   87,848          (227,807)          (70,913)
  Decrease (increase) in other current assets       1,301            (3,697)            1,083
  Decrease (increase) in other assets              12,647            13,388           (23,852)
  Increase (decrease) in trade accounts payable
   and accrued expenses and income taxes          172,191           (19,853)          (36,516)
  Net cash provided by operating activities       642,710           247,465           289,305

Investing Activities:
  Purchase of property and equipment             (248,485)         (509,498)         (350,114)
  Acquisition, net of cash acquired and
   assets held for sale                        (2,189,815)                -                 -
Net cash used in investing activities          (2,438,300)         (509,498)         (350,114)

Financing Activities:
  Net (decrease) increase in commercial paper    (419,136)          290,398             3,428
  Proceeds from accounts receivable
   securitization                                 300,000                 -                 -
  Proceeds from long-term borrowings            1,650,000           300,000           200,000
  Proceeds from Guaranteed Preferred
   Beneficial Interests in the Company's
   Subordinated Debentures                        531,579                 -                 -
  Principal payments on long-term debt and
   capital lease obligations                     (134,442)         (182,961)         (141,751)
  Cash dividends paid                             (17,343)          (17,930)          (11,360)
  Proceeds from issuance of common stock           25,183            15,756            16,144
  Purchase of treasury stock                     (109,683)         (165,491)                -
Net cash provided by financing activities       1,826,158           239,772            66,461

Increase (Decrease) in Cash and Cash Equivalents   30,568           (22,261)            5,652
Cash and Cash Equivalents, Beginning of Year       41,833            64,094            58,442
Cash and Cash Equivalents, End of Year         $   72,401        $   41,833        $   64,094

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Description of Business - Dillard's, Inc. (the "Company") operates retail department stores located primarily in the Southeastern, Southwestern and Midwestern areas of the United States. The Company's fiscal year ends on the Saturday nearest January 31. Fiscal year 1998, 1997 and 1996 ended on January 30, 1999, January 31, 1998 and February 1, 1997, respectively, and included 52 weeks.

Consolidation - The accompanying consolidated financial statements include the accounts of Dillard's, Inc. and its wholly-owned subsidiaries. Intercompany accounts and transactions are eliminated in consolidation. Investments in and advances to joint ventures in which the Company has a 50% ownership interest are accounted for by the equity method.

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

In August 1998, the Company transferred, through a subsidiary, substantially all of its credit card receivables to a trust in exchange for a certificate representing an undivided interest in the trust. In January 1999, a Class A certificate with a market value of $300 million was sold to a third party. The Company owns the remaining undivided interest in the trust not represented by Class A certificates, which is classified in accounts receivable. The undivided interest in the trust represents securities that the Company intends to hold to maturity in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Due to the short-term revolving nature of the credit card portfolio, the carrying value of the Company's undivided interest in the trust approximates fair value. This transaction had no significant impact on the Company's earnings in fiscal 1998.

Merchandise Inventories - The retail last-in, first-out ("LIFO") inventory method is used to value merchandise inventories. At
January 30, 1999 and January 31, 1998, the LIFO cost of merchandise was approximately equal to the first-in, first-out
("FIFO") cost of merchandise.

Property and Equipment - Property and equipment owned by the Company is stated at cost, which includes related interest costs incurred during the construction period, less accumulated depreciation and amortization. Capitalized interest was $3.1 million, $3.6 million and $4.4 million in fiscal 1998, 1997 and 1996, respectively. For tax reporting purposes, accelerated depreciation or cost recovery methods are used and the related deferred income taxes are included in noncurrent deferred income taxes in the consolidated balance sheets. For financial reporting purposes, depreciation is computed by the straight-line method over estimated useful lives:

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

Goodwill - Goodwill, which represents the cost in excess of the fair value of net assets acquired, is amortized on the straight-line basis over 40 years.

The Company will assess the recoverability of the cost in excess of net assets acquired annually based on existing facts and circumstances and projected earnings before interest, depreciation and amortization on an undiscounted basis. Should the Company's assessment indicate an impairment of this asset in the future, an appropriate write-down will be recorded.

Revenue Recognition - The Company recognizes revenue at the "point of sale." Finance charge revenue earned on customer accounts, serviced by the Company under its private-label credit card program, is recognized in the period in which it is earned. Advertising - Advertising and promotional costs, which include newspaper, television, radio and other media advertising, are expensed as incurred and were $220 million, $178 million and $168 million for fiscal year 1998, 1997 and 1996, respectively.

Store Preopening - Preopening costs of new stores are expensed in the quarter that the store opens. The adoption of the American Institute of Certified Public Accountants' Statement of Position
(SOP) 98-5, "Reporting on the Costs of Start-Up Activities," in fiscal 1999, which will require such costs to be expensed as incurred, will not have a material impact on the results of operations.

Income Taxes - In accordance with SFAS No. 109, "Accounting for Income Taxes," deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at year-end. Comprehensive Income - In February 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income," which is required for fiscal years beginning after December 15, 1997. Comprehensive income is equivalent to the Company's net income for fiscal years 1998, 1997 and 1996.

Segment Reporting - In February 1998, the Company adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 is effective for fiscal years beginning after December 15, 1997, and establishes standards for reporting information about a company's operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company operates in a single operating segment - the operation of retail department stores. Revenues from external customers are derived from merchandise sales and service charges and interest on the Company's private-label credit card. The Company's merchandise sales mix by product category for the last three years was as follows:

Product Categories        1998       1997      1996
Cosmetics                 12.7%      12.7%     12.9%
Women's and
  Juniors' Clothing       30.7       30.6      29.9
Children's Clothing        6.6        6.4       6.5
Men's Clothing
  and Accessories         19.8       19.5      19.5
Shoes, Accessories
  and Lingerie            19.8       20.2      19.9
Home                       9.5       10.2      10.8
Leased Departments          .9         .4        .5
Total Merchandise Sales  100.0%    100.0%    100.0%

The Company does not rely on any major customers as a source of revenue.

Reclassification - Certain reclassifications have been made to prior-year financial statements to conform with fiscal 1998 presentation.

2. Acquisition
The Company completed its acquisition (the "Acquisition") of Mercantile Stores Company, Inc. ("Mercantile") on August 13, 1998 for a cash purchase price of approximately $3 billion. Mercantile was a conventional department store retailer engaged in the general merchandising business, operating 106 department and home fashion stores under 13 different names in a total of 17 states.

The Acquisition was accounted for under the purchase method and, accordingly, the results of operations have been included in the Company's results of operations since August 13, 1998, and the purchase price has been allocated to Mercantile's assets and liabilities based on their estimated fair values as of that date. The purchase price of $3 billion includes $2.95 billion of cash paid for stock, $30 million of investment banking and transaction costs, and $20 million of contractually obligated severance payments. The excess cost over the fair value of net assets acquired was allocated to goodwill. A total of $666 million was allocated to goodwill and will be amortized on a straight-line basis over 40 years.

In connection with the Acquisition, the Company entered into two separate agreements whereby the Company sold in the aggregate 26 of the acquired stores to Proffitt's, Inc. and The May Department Stores Company. In addition, the Company entered into an agreement with Belk, Inc. to exchange seven of the acquired stores for nine Belk, Inc. stores with a fair market value of approximately $70 million. The results of operations of the sold or exchanged stores are included in the accompanying statements of operations from the date of acquisition to the date of sale or exchange.

The following unaudited pro forma condensed statements of operations give effect to the Acquisition and related financing transactions as if such transactions had occurred at the beginning of the periods presented:


(in millions, except per share data)    January 30,1999   January 31, 1998
Net sales                                        $8,937             $8,980
Net income                                          111                266
Basic income per share                             1.04               2.39
Diluted income per share                           1.03               2.38

The pro forma amounts reflect the results of operations of the Company, the acquired business and the following adjustments: (1) elimination of sales, cost of goods sold and operating expenses related to the stores subsequently sold, (2) depreciation on property and equipment and amortization of intangible assets based on the estimated purchase price allocation, (3) interest expense on the debt incurred in connection with the Acquisition, and (4) adjustment of income tax expense related to the above.

The foregoing unaudited pro forma information is provided for illustrative purposes only and does not purport to be indicative of results that actually would have been achieved had the Acquisition been consummated on the first day of the periods presented or of future results.

Subsequent to the Acquisition, the Company closed the Mercantile Corporate headquarters and consolidated six Mercantile distribution centers into existing operations. Included in advertising, selling, administrative and general expenses for fiscal 1998 were certain business integration expenses, including $43 million of severance costs and $26 million of lease rejection costs relating to facilities closed subsequent to the Acquisition. As of January 30, 1999, the Company paid approximately $45 million of such costs, and the remaining $24 million (primarily lease rejection costs) are included in the consolidated balance sheet in accrued expenses.

3. Commercial Paper and Revolving Credit Agreement
At January 30, 1999, there were no commercial paper borrowings outstanding. At January 31 1998, there were $419 million of commercial paper borrowings outstanding. At January 31, 1998, the weighted-average interest rate for outstanding commercial paper was 5.57%. The average amount of commercial paper outstanding during fiscal 1998 was $225 million, at a weighted-average interest rate of 5.75%. The average amount of commercial paper outstanding during fiscal 1997 was $244 million, at a weighted-average interest rate of 5.46%.

At January 30, 1999, the Company and a subsidiary, Dillard Investment Co., Inc. ("DIC"), had revolving line of credit agreements with various banks aggregating $750 million. The line of credit agreements require that consolidated stockholders' equity be maintained at $1 billion or more. These agreements expire on May 9, 2002. A commitment fee of .10% of the committed amount is paid to the banks to secure these line of credit agreements, which cannot be withdrawn except in the case of defaults by the Company or DIC. Interest may be fixed for periods from one to six months at the election of the Company or DIC. Interest is payable at the lead bank's certificate of deposit rate, alternative base rate or Eurodollar rate. There were no funds borrowed under the revolving line of credit agreements during fiscal 1996 through fiscal 1998.

4. Long-term Debt
Long-term debt consists of the following:

(in thousands of dollars)     January 30,1999     January 31, 1998
Unsecured notes
  at rates ranging from
  5.79% to 9.5%,
  due 1999 through 2028            $3,007,000           $1,300,000
Unsecured 9.25% note
  of DIC due 2001                     100,000              100,000
Mortgage notes, payable
  monthly or quarterly
  (some with balloon payments)
   over periods up to 31 years
   from inception and bearing
   interest at rates ranging from
   9.25% to 12.5%                      59,884               72,984
                                    3,166,884            1,472,984
Current portion                      (164,289)            (107,268)
                                   $3,002,595           $1,365,716

Building, land, land improvements and equipment with a carrying value of $81.7 million at January 30, 1999 are pledged as collateral on the mortgage notes.

Maturities of long-term debt over the next five years are $164.3 million, $108 million, $209 million, $109.9 million and $160.4 million.

Interest and debt expense consists of the following:

                                  Fiscal    Fiscal    Fiscal
(in thousands of dollars)           1998      1997      1996
Long-term debt:
 Interest                       $202,571  $118,466  $110,265
 Amortization of
  debt expense                     2,243     1,471     1,422
                                 204,814   119,937   111,687
Interest on capital
  lease obligations                2,159     1,626     1,813
Commercial paper
  interest                         4,707     13,321    7,299
Other                            (15,000)    (5,647)    (200)
                                $196,680   $129,237  $120,599

Interest paid during fiscal 1998, 1997 and 1996 was approximately
$149.3 million, $135.7 million and $129.4 million, respectively.

5. Trade Accounts Payable and Accrued Expenses
Trade accounts payable and accrued expenses consist of the following:

(in thousands of dollars)      January 30,1999     January 31, 1998
Trade accounts payable                $524,115             $317,774
Accrued expenses:
 Taxes, other than income               68,994               48,497
 Salaries, wages,
  and employee benefits                 98,857               57,894
 Interest                               90,796               36,523
 Rent                                   42,112               11,245
 Other                                  96,313               58,101
                                      $921,187             $530,034

6. Income Taxes
The provision for federal and state income taxes is summarized as follows:

                                        Fiscal    Fiscal    Fiscal
(in thousands of dollars)                 1998      1997      1996
Current:
  Federal                            $ 185,548  $ 89,839  $117,230
  State                                 16,830     7,994    10,285
                                       202,378    97,833   127,515
Deferred:
  Federal                             (108,657)   49,292    11,310
  State                                 (9,896)    4,585     1,315
                                      (118,553)   53,877    12,625
                                     $  83,825  $151,710  $140,140

A reconciliation between income taxes computed using the effective income tax rate and the federal statutory income tax rate is presented below:
                                        Fiscal    Fiscal    Fiscal
(in thousands of dollars)                 1998      1997      1996
Income tax at the
  statutory federal rate               $76,679  $143,512  $132,377
State income taxes,
  net of federal benefit                 4,474     8,176     7,584
Nondeductible
  goodwill amortization                  2,616         -         -
Other                                       56        22       179
                                       $83,825  $151,710  $140,140

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of January 30, 1999 and January 31, 1998 are as follows:

(in thousands of dollars)     January 30,1999     January 31, 1998
Property and equipment
  bases and depreciation
  differences                        $506,820             $264,526
State income taxes                     54,945               24,018
Differences between
  book and tax basis of inventory      33,577               27,607
Pension asset differences              93,110                    -
Joint venture bases differences        36,608
Other                                  16,675                2,789
  Total deferred tax liabilities      741,735              318,940
Accruals not currently deductible     (37,598)              (3,639)
State income taxes                     (3,410)                (330)
  Total deferred tax assets           (41,008)              (3,969)
  Net deferred tax liabilities       $700,727             $314,971

Deferred tax assets and liabilities are presented as follows in the accompanying consolidated balance sheets:

(in thousands of dollars)        January 30,1999     January 31, 1998
Current deferred tax liabilities       $  19,666            $   7,833
Noncurrent deferred tax liabilities      681,061              307,138
  Net deferred tax liabilities          $700,727             $314,971

Income taxes paid during fiscal 1998, 1997 and 1996 were approximately $229.9 million, $100.0 million and $116.4 million, respectively.

7. Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures
Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures are comprised of $200 million liquidation amount of 7.5% Capital Securities, due August 1, 2038 (the "Capital Securities") representing beneficial ownership interest in the assets of Dillard's Capital Trust I, a wholly-owned subsidiary of the Company, and $331.6 million liquidation amount of LIBOR plus 1.56% Preferred Securities, due January 29, 2009 (the "Preferred Securities") by Horatio Finance V.O.F., a wholly-owned subsidiary of the Company.

Holders of the Capital Securities are entitled to receive cumulative cash distributions, payable quarterly, at the annual rate of 7.5% of the liquidation amount of $25 per Capital Security. The subordinated debentures are the sole asset of the Trust and the Capital Securities are subject to mandatory redemption upon repayment of the subordinated debentures.

Holders of the Preferred Securities are entitled to receive quarterly dividends at LIBOR plus 1.56%. The Preferred Securities are subject to mandatory redemption upon repayment of the debentures.

The Company's obligations under the debentures and related agreements, taken together, provide a full and unconditional guarantee of payments due on the Capital and Preferred Securities.

8. Benefit Plans
The Company has a retirement plan with a 401(k) salary deferral feature for eligible employees. Under the terms of the plan, employees may contribute up to 5% of gross earnings which will be matched 100% by the Company. The contributions are used to purchase Class A Common Stock of the Company for the account of the employee. The terms of the plan provide a five-year cliff-vesting schedule for the Company contribution to the plan. The costs to the Company for the 401(k) plan were $16 million, $14 million and $13 million for fiscal 1998, 1997 and 1996, respectively.

Mercantile maintained formal, qualified and non-qualified, non-contributory, defined benefit pension plans. In connection with the Acquisition, the Company froze the benefits accreting to the employees covered by the Plans, and applied to the applicable governmental authorities to distribute the benefits owed to each participant, in the form of lump-sum payments or non-participating annuity contracts, at the participant's election. In connection with the Acquisition, the Company recognized as prepaid pension costs all remaining unrecognized plan assets in excess of the actuarial present value of the benefit obligations. The following table sets forth the Plan's funded status and amounts recognized in the Company's consolidated balance sheet:

(in thousands of dollars)                              Fiscal 1998
Actuarial present value of benefit obligation:
  Accumulated benefit obligation                          $227,721
  Projected benefit obligation                             227,721
  Plan assets at fair value, primarily
    money market investments                               422,011
  Plan assets in excess of
    accumulated benefit obligation
    (included in other assets)                            $194,290

The weighted-average discount rate used in determining the actuarial present value of the benefit obligations was approximately 6.33%.

9. Stockholders' Equity
Capital stock is comprised of the following:

                              Par                 Shares
Type                        Value             Authorized
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

10. Earnings per Share
In accordance with SFAS No. 128, "Earnings Per Share," basic earnings per share has been computed based upon the weighted average of Class A and Class B common shares outstanding, after deducting preferred dividend requirements. Diluted earnings per share gives effect to outstanding stock options.

Earnings per common share have been computed as follows:

                                     Fiscal 1998         Fiscal 1997          Fiscal 1996
(dollar amounts in thousands,
except per share)
                                    Basic   Diluted      Basic   Diluted      Basic  Diluted
Net income                       $135,259  $135,259   $258,325  $258,325   $238,621 $238,621
Preferred stock dividends             (22)      (22)       (22)      (22)       (22)     (22)
Net earnings available for
     per-share calculation       $135,237  $135,237   $258,303  $258,303   $238,599 $238,599
Average shares common
     stock outstanding            107,182   107,182    111,303   111,303    113,482  113,482
Stock options                                454                  691                 507
Total average equivalent shares   107,182   107,636    111,303   111,994    113,482  113,989
Earnings per share               $   1.26  $   1.26   $   2.32  $   2.31   $   2.10 $   2.09


Options to purchase 5,448,443, 2,618,406 and 4,806,120 shares of Class A Common Stock at prices ranging from $31.25 to $ 45.13 per share were outstanding in 1998, 1997 and 1996, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options exceed the average market price and would have been antidilutive.

11. Stock Options
The Company's 1998 Incentive and Nonqualified Stock Option Plan provides for the granting of options to purchase 6,000,000 shares of Class A Common Stock to certain key employees of the Company.
Exercise and vesting terms for options granted under this plan are determined at each grant date. All options were granted at not less than fair market value at dates of grant. At the end of fiscal 1998, 3,864,120 shares were available for grant under the plan and 6,000,000 shares of Class A Common Stock were reserved for issuance under the 1998 stock option plan.

The Company's 1990 Incentive and Nonqualified Stock Option Plan provides for the granting of options to purchase 12 million shares of Class A Common Stock to certain key employees of the Company.
Exercise and vesting terms for options granted under this plan are determined at each grant date. All options were granted at not less than fair market value at dates of grant. At the end of fiscal 1998, 1,974,662 shares were available for grant under the plan and 7,218,578 shares of Class A Common Stock were reserved for issuance under the 1990 stock option plan.
SFAS No. 123, "Accounting for Stock-Based Compensation," was effective for the Company for fiscal 1996. SFAS No. 123 encourages
(but does not require) compensation expense to be measured based on the fair value of the equity instrument awarded. In accordance with Accounting Principles Board Opinion No. 25, "Accounting for
Stock Issued to Employees," no compensation cost has been recognized in the consolidated statements of income for the Company's stock option plans. If compensation cost for the Company's stock option plans had been determined in accordance with the fair value method prescribed by SFAS No. 123, the Company's net income would have been $125 million, $245 million and $229 million for 1998, 1997 and 1996, respectively. Diluted earnings per share would have been $1.16, $2.18 and $2.01 for 1998, 1997 and 1996, respectively. Basic earnings per share would have been $1.16, $2.20 and $2.02 for 1998, 1997 and 1996, respectively. This pro forma information may not be representative of the amounts to be expected in future years as the fair value method of accounting prescribed by SFAS No. 123 has not been applied to options granted prior to 1995.


Stock option transactions are summarized as follows:

                                    Fiscal 1998                Fiscal 1997              Fiscal 1996
                                         Weighted-Average         Weighted-Average          Weighted-Average
Fixed Options                   Shares    Exercise Price   Shares  Exercise Price    Shares  Exercise Price
Outstanding, beginning of year  6,549,340    $ 33.25      7,058,685   $ 33.85       6,448,006 $ 33.08
Granted                         2,155,880      37.24      1,956,220     32.71       1,896,030   36.45
Exercised                        (931,687)     35.63     (1,815,180)    32.92        (848,366)  31.69
Forfeited                        (393,737)     33.73       (650,385)    39.05        (436,985)  37.91
Outstanding, end of year        7,379,796    $ 33.83      6,549,340   $ 33.25       7,058,685 $ 33.85

Options exercisable at year-end 4,508,051    $ 34.09      3,245,640   $ 32.41       3,079,350 $ 35.57

Weighted-average fair value of
  options granted during the year   $8.80                     $7.78                    $12.19


The following table summarizes information about stock options outstanding at January 30, 1999:

                            Options Outstanding                              Options Exercisable
                              Weighted-Average
Range of          Options        Remaining          Weighted-Average        Options   Weighted-Average
Exercise Prices  Outstanding Contractual Life (Yrs.)  Exercise Price      Exercisable   Exercise Price
$27.25-$32.25    4,092,796          5.2                  $ 29.88           2,382,901      $ 30.12
$37.00-$40.22    3,287,000          6.5                    38.74           2,125,150        38.55
                 7,379,796          5.8                  $ 33.83           4,508,051      $ 34.09

The fair value of each option grant is estimated on the date of each grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1998, 1997, and 1996, respectively: risk free interest rate 5.38%, 6.13% and 6.27%; expected life 3.1 years, 2.9 years and 4.3 years; expected volatility of 25.6%, 25.9% and 29.4%; dividend yield
 .44%, .49% and .38%. The fair values generated by the Black-Scholes model may not be indicative of the future benefit, if any, that may be received by the option holder.

12. Leases
Rental expense consists of the following:

                                  Fiscal    Fiscal    Fiscal
(in thousands of dollars)          1998      1997      1996
Operating leases:
  Buildings:
  Minimum rentals               $41,758   $29,639   $28,842
  Contingent rentals             13,043    11,863    12,482
  Equipment                      11,545    11,661    13,100
                                 66,346    53,163    54,424
Contingent rentals
  on capital leases               1,636     1,523     1,342
                                $67,982   $54,686   $55,766

Contingent rentals on certain leases are based on a percentage of annual sales in excess of specified amounts. Other contingent rentals are based entirely on a percentage of sales.

The future minimum rental commitments as of January 30, 1999 for all noncancelable leases for buildings and equipment are as follows:

(in thousands of dollars)                  Operating    Capital
Fiscal Year                                   Leases     Leases
1999                                         $57,276     $5,120
2000                                          52,061      5,035
2001                                          47,437      4,674
2002                                          41,825      4,282
2003                                          36,522      3,991
After 2003                                   438,741     34,365
Total minimum lease payments                $673,862    $57,467
Less amount representing interest                       (28,071)
Present value of net minimum
  lease payments (of which
  $2,396 is currently payable)                         $ 29,396

Renewal options from three to 25 years exist on the majority of leased properties. At January 30, 1999, the Company is committed to incur costs of approximately $169.1 million to acquire, complete and furnish certain stores.

13. Fair Value Disclosures

The estimated fair values of financial instruments which are presented herein have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of amounts the Company could realize in a current market exchange.
The fair value of trade accounts receivable is determined by discounting the estimated future cash flows at current market rates, after consideration of credit risks and servicing costs using historical rates. The fair value of the Company's long-term debt and Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures is based on market prices or dealer quotes (for publicly traded unsecured notes) and on discounted future cash flows using current interest rates for financial instruments with similar characteristics and maturity (for bank notes and mortgage notes).
The fair value of the Company's cash and cash equivalents, trade accounts receivable and commercial paper borrowings approximates their carrying values at January 30, 1999 and January 31, 1998 due to the short-term maturities of these instruments. The fair value of the Company's long-term debt at January 30, 1999 and January 31, 1998 was $3,322 million and $1,618 million, respectively. The carrying value of the Company's long-term debt at January 30, 1999 and January 31, 1998 was $3,167 million and $1,473 million, respectively. The fair value and the carrying value of the Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures at January 30, 1999 was $532 million.

14. Quarterly Results of Operations (unaudited)

The following is a tabulation of the unaudited quarterly results of operations for the years ended January 30, 1999 and January 31, 1998:

                                       Fiscal 1998, Three Months Ended
(in thousands, except per share data)

                                  May 2       August 1     October 31    January 30
Net sales                    $1,682,216     $1,504,504     $2,021,299    $2,588,722
Gross profit                    564,995        540,360        653,033       820,258
Net income                       63,070         47,946       (50,205)        74,448
Basic earnings (loss) per share     .58            .45          (.47)           .70
Diluted earnings (loss) per share   .58            .45          (.47)           .70

                                       Fiscal 1997, Three Months Ended
(in thousands, except per share data)
                                  May 3       August 2     November 1     January 31
Net sales                    $1,515,344     $1,453,152     $1,592,118     $2,071,138
Gross profit                    520,141        507,033        535,815        675,472
Net income                       58,258         44,342         44,347        111,378
Basic earnings per share            .52            .40            .40           1.01
Diluted earnings per share          .52            .40            .40           1.00


Corporate Organization

William Dillard, II, Chief Executive Officer
Drue Corbusier, Executive Vice President
James I. Freeman, Chief Financial Officer
Alex Dillard, President
Mike Dillard, Executive Vice President
Paul J. Schroeder, Jr., General Counsel

Vice Presidents
W.R. Appleby, II
Gregg Athy
H. Gene Baker
Donald A. Bogart
Jan E. Bolton
Michael Bowen
Joseph P. Brennan
Kent Burnett
Larry Cailteux
Wynelle Chapman
James W. Cherry, Jr.
Neil Christensen
David M. Doub
Karl G. Ederer
T. R. Gastman
Walter C. Grammer
Randal L. Hankins
Marva Harrell
G. William Haviland
John Hawkins
Gene D. Heil
William L. Holder, Jr.
Dan W. Jensen
Mark Killingsworth
Gaston Lemoine
Denise Mahaffy
Robert G. McGushin
Paul E. McLynch
Michael S. McNiff
Jeff Menn
Anthony Menzie
Richard Moore
Cindy Myers-Ray
Steven K. Nelson
Steven T. Nicoll
Tom C. Patterson
Grizelda Reeder
Robin Sanderford
James Schatz
Linda Sholtis-Tucker
Terry Smith
Burt Squires
Sandra Steinberg
Joseph W. Story
Ralph Stuart
Tom Sullivan
Julie A. Taylor
David Terry
Paul Thum Suden
Charles O. Unfried
Richard Vasey
Keith White
Ronald Wiggins
Kent Wiley
Richard B. Willey
Gary Wirth
Linda Zwern

Merchandising Division Management

Ft. Worth Division
Drue Corbusier
President
Gregg Athy
Vice President, Merchandising
Wynelle Chapman
Vice President, Merchandising
William B. Warner
Director of Sales Promotion

Little Rock Division
Mike Dillard
President
David Terry
Vice President, Merchandising
Keith White
Vice President, Merchandising
Ken Eaton
Director of Sales Promotion

Louisville Division
Robin Sanderford
President
Ronald Wiggins
Vice President, Merchandising
Sandra Gudorf
Director of Sales Promotion

Phoenix Division
Kent Burnett
President
Julie A. Taylor
Vice President, Merchandising
Tom Sullivan
Vice President, Merchandising
Robert E. Baker
Director of Sales Promotion

St. Louis Division
Joseph P. Brennan
President
Mark Killingsworth
Vice President, Merchandising
Mark Gastman
Director of Sales Promotion

Tampa Division
David Doub
President
Linda Zwern
Vice President, Merchandising
Louise Platt
Director of Sales Promotion

Corporate Organization

Board of Directors

William Dillard
Chairman of the Board

Calvin N. Clyde, Jr.
Chairman of the Board
T.B. Butler Publishing Co., Inc.
Tyler, Texas

Robert C. Connor
Investments

Drue Corbusier
Executive Vice President
Dillard's, Inc.

Will D. Davis
Partner
Heath, Davis & McCalla, Attorneys
Austin, Texas

Alex Dillard
President
Dillard's, Inc.

Mike Dillard
Executive Vice President
Dillard's, Inc.

William Dillard, II
Chief Executive Officer
Dillard's, Inc.

James I. Freeman
Senior Vice President, Chief Financial Officer
Dillard's, Inc.

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

John H. Johnson
President and Publisher
Johnson Publishing Company, Inc.
Chicago, Illinois

E. Ray Kemp
Retired Vice Chairman and Chief Administrative Officer
Dillard's, Inc.

Jackson T. Stephens
Chairman
Stephens Group, Inc.
Little Rock, Arkansas

William H. Sutton
Managing Partner
Friday, Eldredge & Clark, Attorneys
Little Rock, Arkansas


Shareholder Information

Annual Meeting
Saturday, May 15, 1999, at 9:30 a.m., Auditorium,
Dillard's Corporate Office, 1600 Cantrell Road,
Little Rock, Arkansas 72201

Form 10-K
Copies of the Company's 10-K Annual Report may be obtained by written request to: James I. Freeman, Senior Vice President and
Chief Financial Officer, Post Office Box 486, Little Rock,
Arkansas 72203

Corporate Headquarters
1600 Cantrell Road, Little Rock, Arkansas 72201

Mailing Address
Post Office Box 486, Little Rock, Arkansas 72203
Telephone: 501-376-5200
Telex: 910-722-7322
Fax: 501-376-5917

Transfer Agent and Registrar
Chase Mellon, 85 Challenger Road, Overpeck Centre,
Ridgefield Park, New Jersey 07660

Listing
New York Stock Exchange, Ticker Symbol "DDS"

Stock Prices and Dividends by Quarter
                                                    Dividends
                1998                 1997           per Share
            High       Low      High       Low     1998     1997
First     $39.63    $34.94    $32.50    $28.00    $0.04    $0.04
Second     44.50     32.81     38.06     30.63     0.04     0.04
Third      37.06     26.50     44.75     34.00     0.04     0.04
Fourth     36.25     24.75     41.38     32.56     0.04     0.04

Dillard's
1600 Cantrell Road
Little Rock, Arkansas  72201
www.dillards.com