Form 10-K405, Exhibit 13
period 2000-01-29
DILLARDS INC
filed 2000-04-28
CIK 28917

The Dillard's Brand

Our strengths and our strategies

Dillard's, Inc.

1999 Annual Report

Selected financial highlights
(dollars in thousands, except per share amounts)	1999	1998	1997	1996	1995
Income Statement Data:
Net sales	$8,676,711	$7,762,778	$6,610,064	$6,199,247	$5,885,503
Net income	163,729	135,259	258,325	238,621	167,183
Diluted earnings per common share	1.55	1.26	2.31	2.09	1.48
Balance Sheet Data:
Current assets	$3,423,725	$3,450,249	$3,000,494	$2,763,048	$2,660,842
Current liabilities	810,594	1,013,480	1,098,850	894,746	869,680
Long-term debt	2,894,616	3,002,595	1,365,716	1,173,018	1,157,864
Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures	531,579	531,579	-	-	-
Stockholders' equity	2,832,834	2,841,522	2,807,938	2,717,178	2,478,327
Operational Data:
Number of stores	342	335	270	250	238
Number of employees	61,824	54,921	44,616	43,470	40,312
Gross square footage (in thousands)	57,000	55,000	43,300	40,000	37,300

Table of Contents

Inside Front Cover Financial Highlights

1 Corporate Profile

2 Letter to Shareholders

10 Executive Q&A

12 Table of Selected Financial Data

14 Management's Discussion and Analysis of Financial Condition and Results of Operations

18 Independent Auditors' Report

19 Consolidated Balance Sheets

20 Consolidated Statements of Income

21 Consolidated Statements of Stockholder's Equity

22 Consolidated Statements of Cash Flows

23 Notes to Consolidated Financial Statements

32 Corporate Organization and Board of Directors

  Shareholder Information

Dillard's is the largest name in fashion apparel retailing.

Dillard's is the largest name in fashion apparel retailing, with 342 stores in 29 states - all carrying the recognized Dillard's nameplate. With revenues exceeding $8.9 billion, the Company ranks among the nation's top three fashion apparel and home furnishing retailers.

There has never been a more exciting time to be in retail than right now. Our business is changing daily. Our customer now has more shopping options than ever before and expects more of us than ever, as well. We have answered this demand in recent months with Internet shopping at www.dillards.com and with our new VIP RewardsTM customer loyalty program. We welcome change - it makes us sharper. But one thing remains constant - the Dillard's brand and all it represents. It's on all 342 stores an

What's in a name? We're Dillard's...and our name means everything.

Letter to our Shareholders

Tremendous things are being accomplished at Dillard's. We were particularly pleased with the momentum generated in the fourth quarter. We entered 2000 with a strong financial position - and we have renewed our focus on running our business better, on serving our customers better and on developing better ways to continue shaping our success.

Following a strong first quarter marked by brisk sell-through of our merchandise and a solid performance across all operating margins in our core Dillard's locations, the second quarter proved to be disappointing. In the stores acquired in the 1998 Mercantile transaction, sales did not reach planned levels. Gross margin was pressured by a lack of sales leverage and non-routine markdown activity. Specifically, we identified several branded and private label lines in our acquired stores which did not refle ver our fixed costs in the second quarter, which is typically our lowest volume quarter of the fiscal year.

Our disappointment with the Company's second quarter performance was firmly echoed by the investment community. By the following quarter, Dillard's stock price was depressed to a level that, in our view, clearly underestimated the value of the Company. After carefully considering our available sources of cash, existing debt structure and market conditions, our Board of Directors approved a $250 million share repurchase program which we announced on September 14, 1999. Our stated intention is to complete

Our strengths

We entered the fourth quarter with a renewed direction - to run our business in a manner that will enable us to continue aggressively repurchasing our common stock, paying down debt on schedule and further enhancing our financial position. To accomplish these goals, we have committed ourselves to an operating plan focused on managing our inventory more productively, liquidating underperforming assets and monitoring capital spending. This strategic plan, executed during the fourth quarter, is already gene

Managing our inventory better

Last fall, we made the commitment to improve our inventory management and enhance cash flow by buying less and buying smarter. By the end of the third quarter, comparable store inventory had increased 9 percent over 1998 levels. Aggressively executing our plan to decrease inventory in the fourth quarter, we successfully managed our merchandise down to a lean, comparable store decrease of 7 percent by year-end. Although costly on the income statement, this aggressive change in strategy accomplished the planned results. We identified a problem, tackled the problem, and implemented change. In the process, we monetized an asset, creating cash flow to repurchase our common stock. Going forward, we are firmly positioned to continue executing our inventory strategy to buy less and buy smarter.

Liquidating underperforming assets

Next, we took a hard look further down the balance sheet at our stores. Although we continually analyze our performance on a store-by-store basis, this time we looked at our stores with a fresh perspective and a firm directive. We made the decision to no longer tolerate underperforming assets and to monetize underperforming assets wherever possible. With this directive in mind, we evaluated our stores and measured the value each adds to our overall organization. Eight underperforming units were identified in the fourth quarter, and we are now closing these stores after recording an after-tax asset impairment charge of $55.5 million or $0.55 per share. In addition, we are currently monitoring several more stores and will make a decision regarding them when appropriate.

Closing underperforming stores not only monetizes our investment in these units, but frees up cash otherwise earmarked for inventory purchases and operations. We also eliminate the negative effect of these stores on our profitability. In turn, the cash generated will strengthen our ability to repurchase our stock, pay down our debt and enhance our financial position. To further intensify this effort, we are focusing on liquidating non-strategic assets we obtained in the Mercantile transaction.

Rather than a one-time exercise, this effort represents a dramatic change in the way we run our business. We will continue making the tough decisions in this area and will no longer tolerate underperforming assets.

Our strategies

Monitoring capital spending

We then turned our attention from existing assets to future ones, taking a fresh look at our planned capital spending. We made the decision to significantly cut capital spending for 2000 and for the following year. For 2000, we reduced our planned capital expenditures of more than $300 million by approximately $100 million. In the current environment, we believe our cash can be best used to repurchase our shares or pay down debt. Although we are enthusiastic about our Company's growth in store count and square footage, we continue to focus on the compelling price of our stock and on our debt reduction plan. Once we have addressed these issues and maximized the opportunity in these areas, we will be better poised for growing our Company.

There were a number of other key accomplishments in 1999. We successfully completed the integration of the stores acquired in the Mercantile transaction in the fall of 1998 with the continued implementation of significant changes. These changes included altering the merchandise assortment to reflect the Dillard's merchandise mix, adopting a more balanced pricing approach, and changing the names of the stores to Dillard's - the largest nameplate in fashion apparel retailing.

Also in 1999, we built 10 new stores and ended the year with a total of 342 stores in 29 states. We launched a new Internet site - www.dillards.com - offering customers the convenience of online shopping, and we initiated our new VIP RewardsTM loyalty program to reward our valued customers.

We are extremely pleased with our accomplishments over the past few months. We are making great progress in strengthening our Company - identifying problems, tackling them head-on and creating opportunities in the process. We are running our business better - maximizing opportunities with inventory turns, asset management, debt reduction and share repurchases. We are serving our customers better - offering a fresher, cleaner merchandise selection both in-store and online.

We are not finished yet. We continue to look for ways to better deliver value to our customers and to our shareholders. And we applaud our associates and shareholders in helping us continue to shape our success.

William Dillard, II

Chief Executive Officer

Alex Dillard

President

Q and A

Defining our strengths and strategies

Our Company leaders provide insight into their strategic vision for continued success at Dillard's.

Q. Explain your merchandise strategy with regard to branded and private label merchandise.

A. We want our customers to think of Dillard's first as a premier place to shop for the finest in branded merchandise. Our branded vendors are very valuable to us, and we actively seek out these vendors and strive to cultivate these relationships. A recent example is our launch of the Daniel Cremieux line of menswear, a collection of finely tailored sportswear for men, available exclusively at Dillard's. We are confident that this collection with its classic appeal and comfortable textures will soon be a favorite among our customers. We are very excited about this partnership going forward.

There are times when we feel our customer needs another shopping alternative. In these cases, our private label program gives us another means to deliver exceptional value at a fair price. We are not trying to outsell our branded vendors. We are simply filling a customer need where branded vendor choices may be limited.

It's all about delivering value to our customer, whether through an exclusive brand, like Daniel Cremieux, or through our private label program.

Q. How is the integration of the stores acquired in the Mercantile transaction going?

A. We are continually encouraged by the results in our acquired stores. We now operate all stores under the Dillard's name. The merchandise is Dillard's merchandise, and our store associates are now comfortably serving our customers the Dillard's way.

In 1999, we experienced sales declines beyond what we originally expected, as we continued to move these stores from a highly promotional pricing strategy to a more balanced pricing approach.

Our changes in these stores have shaped them for success. We are confident that our commitment to better merchandise and better service will further develop our customer base in these markets. We remain optimistic that our results will improve.

Q. What is your Internet strategy? Where is the Company headed with www.dillards.com?

A. Much is being said today about brick and mortar vs. Internet retailing. At Dillard's, there is room for both. We recognize that, while most of our customers wish to touch and feel our merchandise, sometimes they desire the convenience of shopping at home.

To answer this, we launched online shopping at www.dillards.com in the fall of 1999.

Our site offers a strong basic selection, complemented by the latest in fashion assortment from all merchandise categories. Perhaps the most significant feature of the site is our online wedding registry shopping.

Our goal with www.dillards.com is to complement our existing business. Not only do we offer online shopping, but we also use www.dillards.com to inform our customers about what's happening at Dillard's. It is a great tool and a great opportunity for us.

Q. What percent of your store base is owned real estate and why is it preferable to own stores vs. leasing them?

A. Today, 75 percent of our stores are owned by the Company. This is one of the highest ownership percentages among our peers. In most cases, we prefer to own our stores rather than lease them. By owning our stores, we have more control over significant changes to our property and to the center. One of our highest priorities is to provide our customers with a pleasant, updated shopping environment. By owning our stores, we have much more control over maintaining our high standards of store planning, construction and remodeling.

Q. Who is the core Dillard's customer? What are you doing to retain this customer and attract new customers?

A. We carry a broad range of merchandise in a wide variety of price points. We feel that just about anyone can find what they need in fashion apparel or for their home at Dillard's. Our core customer appreciates quality and knows that Dillard's delivers value. Generally, our customer has shopped us before and knows what to expect from us. It is a relationship we have built over time.

To retain and reward these valuable customers, we launched our VIP RewardsTM program in the fall in 1999. Qualifying customers receive our special VIP Rewards credit card and all the privileges that accompany it - privileges such as free gift wrap, free shipping, exclusive shopping opportunities, free makeovers and special travel incentives, just to name a few. We are pleased with the response to this program and are happy to reward our valuable Dillard's shoppers.

Our new customer today will be our core customer tomorrow. We are targeting new customers by searching out more fashion forward brands, hosting exciting special events and enhancing our advertising approach.

Table of Selected Financial Data
(in thousands, except share and per share amounts)	1999	1998	1997	1996	1995*	1994	1993	1992	1991	1990
Net sales	$ 8,676,711	$ 7,762,778	$ 6,610,064	$ 6,199,247	$ 5,885,503	$ 5,506,738	$ 5,073,918	$ 4,635,833	$ 3,958,749	$ 3,520,134
Percent increase	12%	17%	7%	5%	7%	9%	9%	17%	12%	15%
Cost of sales	5,762,431	5,184,132	4,371,603	4,096,427	3,861,251	3,575,563	3,250,027	2,965,194	2,488,261	2,202,507
Percent of sales	66.4%	66.8%	66.1%	66.1%	65.6%	64.9%	64.1%	64.0%	62.9%	62.6%
Interest and debt expense	236,566	196,680	129,237	120,599	120,054	124,282	130,915	121,940	109,386	97,032
Income before taxes	283,949	219,084	410,035	378,761	269,653	406,110	399,534	375,330	322,157	280,778
Income taxes	120,220	83,825	151,710	140,140	102,470	154,320	158,400	138,900	116,000	98,000
Net income	163,729	135,259	258,325	238,621	167,183	251,790	241,134	236,430	206,157	182,778

Per Common Share
Diluted earnings per share	1.55	1.26	2.31	2.09	1.48	2.23	2.14	2.11	1.84	1.67
Dividends	0.16	0.16	0.16	0.14	0.12	0.10	0.08	0.08	0.07	0.07
Book value	28.68	26.57	25.70	23.91	21.91	20.55	18.42	16.28	14.19	12.31
Average number of shares outstanding	105,617,503	107,636,260	111,993,814	113,988,633	113,143,842	113,013,998	112,808,262	112,292,575	111,832,758	109,351,914
Accounts receivable	1,137,458	1,230,059	1,186,491	1,154,673	1,123,103	1,117,411	1,111,744	1,106,710	1,004,496	932,544
Merchandise inventories	2,047,830	2,157,010	1,784,765	1,556,958	1,486,045	1,362,756	1,299,944	1,178,562	1,052,683	889,333
Property and equipment	3,619,191	3,684,629	2,501,492	2,191,933	2,035,538	1,984,145	1,921,470	1,688,682	1,338,434	1,088,753
Total assets	7,918,204	8,172,001	5,591,847	5,059,726	4,778,535	4,577,757	4,430,274	4,107,114	3,498,506	3,007,979
Long-term debt	2,894,616	3,002,595	1,365,716	1,173,018	1,157,864	1,178,503	1,238,293	1,381,676	1,008,967	839,490
Capitalized lease obligations	24,659	27,000	12,205	13,690	20,161	22,279	31,621	32,381	29,489	31,284
Deferred income taxes	702,467	681,061	314,971	261,094	248,469	302,801	284,981	178,311	143,463	115,854
Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures	531,579	531,579	-	-	-	-	-	-	-	-
Stockholders' equity	2,832,834	2,841,522	2,807,938	2,717,178	2,478,327	2,323,567	2,081,647	1,832,018	1,583,475	1,364,885
Number of employees - average	61,824	54,921	44,616	43,470	40,312	37,832	35,536	33,883	32,132	31,786
Gross square footage (in thousands)	57,000	55,000	43,300	40,000	37,300	35,300	34,900	33,200	29,100	26,600

Number of Stores
Opened	8	5	12	15	9	7	10	11	10	4
Acquired	0	65	11	0	0	0	0	12	7	23
Closed	1	5	3	3	0	5	1	3	5	3
Total - end of year	342	335	270	250	238	229	227	218	198	186

*53 Weeks

Management's Discussion and Analysis of Financial Condition and Results of Operations for Dillard's, Inc. and Subsidiaries

Acquisition

During fiscal 1998, the Company completed its acquisition (the "Acquisition") of Mercantile Stores Company, Inc. ("Mercantile") for approximately $3 billion in cash. Mercantile was a conventional department store retailer engaged in the general merchandising business, operating 106 department and home fashion stores under 13 different names in a total of 17 states.

The Acquisition was accounted for under the purchase method and, accordingly, the results of operations have been included in the Company's results of operations since August 13, 1998, and the purchase price has been allocated to Mercantile's assets and liabilities based on their estimated fair values as of that date. The excess of cost over net assets acquired was approximately $666 million.

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

Sales

Sales increases were 12%, 17% and 7% for 1999, 1998 and 1997, respectively. The sales increase in 1999 is due to a full year of sales generated by stores acquired in the Acquisition as well as incremental revenue from traditional store openings. The sales increase in 1998 is primarily attributable to sales generated by stores acquired in the Acquisition. Comparable store sales increases were 3%, 1% and 2% for 1999, 1998 and 1997, respectively. Comparable store sales include sales for those stores which were in operation for a full period in both the current month and the corresponding month for the prior year. In accordance with Securities and Exchange Commission Staff Accounting Bulletin Number 101, "Revenue Recognition in Financial Statements," the Company has restated prior-year sales amounts to exclude leased department sales.

Management believes that the majority of the increase in sales in comparable stores was attributable to an increase in the volume of goods sold rather than an increase in the price of goods.

The sales mix for the past three years by category as a percent of total sales has been:
	1999	1998	1997
Cosmetics	12.9%	12.7%	12.7%
Women's and Juniors' Clothing	30.9	30.9	30.7
Children's Clothing	6.6	6.6	6.4
Men's Clothing and Accessories	19.4	19.8	19.5
Shoes, Accessories and Lingerie	20.0	19.9	20.3
Home	9.3	9.6	10.3
Leased & Other	.9	.5	.1
Total	100.0%	100.0%	100.0%

Cost of Sales

Cost of sales as a percentage of sales was 66.4%, 66.8% and 66.1% for 1999, 1998 and 1997, respectively. Cost of sales for 1998 includes a charge of $39 million for inventory valuation adjustments resulting from the alignment of Mercantile inventories to reflect the Company's merchandising and pricing philosophy. Prior to this charge, cost of sales, as a percent of net sales, would have been 66.3% for 1998. Additionally, during the fourth quarter of 1998, the Company experienced significant merchandise processing and distribution delays due to systems integration problems during consolidation of the Dillard's and Mercantile distribution systems. The delays resulted in later than planned store receipts and subsequent higher levels of markdowns in the post-holiday selling season. In 1999, the Company experienced higher costs of sales due to the elimination of spring season, private label clothing lines, which resulted in higher markdown levels than historically have been incurred. Additionally, in 1999 the Company concentrated on reducing merchandise inventories with the actions necessary to reduce such inventories resulting in higher cost of sales for 1999 compared to prior years.

Expenses

Expenses as a percentage of sales for the past three years were as follows:
	1999	1998	1997
Advertising, selling, administrative and general expenses	25.4%	26.7%	24.7%
Depreciation and amortization	3.4	3.1	3.0
Rentals	.9	.9	.8
Interest and debt expense	2.7	2.5	2.0

Included in advertising, selling, administrative and general expenses ("SG&A") for fiscal 1998 were certain business integration and consolidation expenses ("BICE") associated with the integration of Mercantile into the Company. BICE included $43 million of severance costs, $26 million of lease rejection costs for facilities closed subsequent to the Acquisition and $22 million of costs associated with operating Mercantile central office functions for a transitional period. Excluding such charges, SG&A expenses as a percentage of net sales were 25.4% for fiscal 1998. The Company estimates that SG&A expenses for fiscal 1998 included additional payroll and other systems integration expenses of approximately $30 million primarily relating to transitional distribution cost incurred to process Mercantile-ordered merchandise in Dillard's receiving systems. The Company's SG&A expenses for 1999 continue to be negatively impacted by the stores obtained in the Acquisition. Although the Company anticipated a decline in sales at the acquired stores, a more rapid improvement was expected than that which actually occurred. Accordingly, staffing commitments at the acquired stores exceeded sales activity. Depreciation and amortization increased as a percentage of sales during 1999 and 1998. This increase is primarily due to the amortization of goodwill related to the Acquisition. Rentals increased as a percentage of sales during fiscal 1999 and 1998 reflecting the relatively higher percentage of leased property of Mercantile. A higher level of borrowing due to the Acquisition caused the increase in interest and debt expense as a percentage of net sales for fiscal 1999 and 1998.

In the fourth quarter of fiscal 1999, the Company evaluated its investment in long-lived assets, to be held and used in operations on an individual store basis, and determined that, based on historical operating results and updated operating projections, the property and equipment at eight of its stores and, in certain cases, related goodwill was not supported by projected cash flows and an impairment charge was therefore warranted. The amount of impairment charge was measured on the basis of projected discounted cash flows using a discount rate indicative of the Company's average cost of funds. The Company estimated the fair value of assets at these stores based on operating projections and future discounted cash flows. As a result, the Company recorded an impairment charge of $69.7 million ($0.53 per diluted share) in fiscal 1999 representing the amount required to write-down the carrying value of the property and equipment and in certain cases the related goodwill to their estimated fair value of approximately $11.5 million at January 29, 2000. The impaired properties are expected to be closed in fiscal 2000 and management does not anticipate a significant amount of exit costs upon the closing of these properties.

Liquidity and Capital Resources

Net cash flows from operations were $712 million for 1999 and were adequate to fund the Company's operations for the year. During 1999, the Company paid its debt maturities of $166 million and retired its preferred stock. Capital expenditures were $247 million for 1999. During 1999, the Company constructed ten new stores (two of which were replacement stores).

In September 1999, the Company announced that the Board of Directors had authorized the implementation of a Class A common share repurchase program of up to $250 million. As of January 29, 2000, the Company has purchased 8,642,600 shares of Class A Common Stock at a cost of $168 million.

During 1999, the Company focused on reducing its inventory levels and improving its inventory turnover. As a result merchandise inventories decreased by $109 million during 1999. On a comparable store basis, merchandise inventories decreased by 7%.

For 2000, the Company plans to construct six stores (two of which will be replacement stores). Capital expenditures are projected to be approximately $200 million for 2000. Maturities of the Company's long-term debt over the next five years are $108 million, $209 million, $110 million, $160 million and $204 million, respectively.

The Company and its wholly owned finance subsidiary, Dillard Investment Company, have a revolving line of credit in the amount of $750 million. The revolving line of credit requires that consolidated stockholders' equity be maintained at $1 billion or more. No funds were borrowed under the revolving line of credit during fiscal 1999. At the end of fiscal 1999, the Company had an outstanding shelf registration for securities in the amount of $750 million.

The Company expects to finance its capital expenditures and its working capital requirements including required debt repayments from cash flows generated from operations.

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
Expected Maturity Date (fiscal year)
(dollar amounts in thousands)	2000	2001	2002	2003	2004	Thereafter	Total	Fair Value
Long-term debt	$108,049	$208,985	$109,913	$160,407	$203,895	$2,211,416	$3,002,665	$2,816,638
Average interest rate	9.3%	6.9%	7.5%	6.4%	6.4%	7.1%	7.1%
Guaranteed Beneficial Interests in the Company's Subordinated Debentures	$ -	$ -	$ -	$ -	$ -	$ 531,579	$ 531,579	$ 468,579
Average interest rate	-%	-%	-%	-%	-%	7.5%	7.5%

Year 2000

The Company did not experience, and does not anticipate experiencing, any problems in connection with what is known as the Year 2000 issue, either in its own operations or as a result of operations of its significant customers and vendors. The cost of achieving Year 2000 compliance did not have a materially adverse effect on the Company's results of operations or financial condition.

New Accounting Pronouncements

In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") Number 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 established accounting and reporting standards for derivative instruments. SFAS No. 133 requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and to measure those instruments at fair value. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 delays the effective date of SFAS No. 133 for the Company until 2001. The Company has not yet determined whether the application of SFAS No. 133 will have a material impact on its financial position or results of operations.

Forward-Looking Information

The Company cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this report, the Company's annual report on Form 10-K or made by management of the Company, involve risks and uncertainties and are subject to change based on various important factors. The following factors, among others, could affect the Company's financial performance and could cause actual results for 2000 and beyond to differ materially from those expressed or implied in any such forward-looking statements: economic and weather conditions in the regions in which the Company's stores are located and their effect on the buying patterns of the Company's customers, changes in consumer spending patterns and debt levels, trends in personal bankruptcies and the impact of competitive market factors.

Independent Auditors' Report

To the Stockholders and Board of Directors of Dillard's, Inc.

Little Rock, Arkansas

We have audited the accompanying consolidated balance sheets of Dillard's, Inc. and subsidiaries as of January 29, 2000 and January 30, 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended January 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted within the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Dillard's, Inc. and subsidiaries as of January 29, 2000 and January 30, 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 29, 2000 in conformity with accounting principles generally accepted in the United States of America.

(Signature)

Deloitte & Touche LLP

New York, New York

March 7, 2000

Consolidated Balance Sheets
(amounts in thousands, except share data)	January 29, 2000	January 30, 1999
Assets
Current Assets:
Cash and cash equivalents	$ 198,721	$ 72,401
Accounts receivable (net of allowance for doubtful accounts of $32,533 and $37,487)	1,104,925	1,192,572
Merchandise inventories	2,047,830	2,157,010
Other current assets	72,249	28,266
Total current assets	3,423,725	3,450,249
Property and Equipment:
Land and land improvements	125,345	126,047
Buildings and leasehold improvements	2,605,381	2,567,943
Furniture, fixtures and equipment	2,149,730	2,624,799
Buildings under construction	30,440	38,965
Buildings under capital leases	50,123	50,123
Less accumulated depreciation and amortization	(1,341,828)	(1,723,248)
	3,619,191	3,684,629
Goodwill, net	610,180	659,262
Other Assets	265,108	377,861
Total Assets	$ 7,918,204	$ 8,172,001
Liabilities and Stockholders' Equity
Current Liabilities:
Trade accounts payable and accrued expenses	$ 667,626	$ 840,865
Current portion of long-term debt	108,049	164,289
Current portion of capital lease obligations	2,515	2,396
Federal and state income taxes	32,404	5,930
Total current liabilities	810,594	1,013,480
Long-term Debt	2,894,616	3,002,595
Capital Lease Obligations	24,659	27,000
Other Liabilities	121,455	74,764
Deferred Income Taxes	702,467	681,061
Operating Leases and Commitments
Guaranteed Preferred Beneficial Interests in the
Company's Subordinated Debentures	531,579	531,579
Stockholders' Equity:
Preferred stock - 4,400 shares issued and outstanding in 1998	-	440
Common stock, Class A - 111,469,610 and 110,966,419 shares issued; 94,767,310 and 102,906,719 shares outstanding	1,115	1,110
Common stock, Class B (convertible) - 4,010,929 and 4,016,929 shares issued and outstanding	40	40
Additional paid-in capital	695,507	682,313
Retained earnings	2,579,567	2,432,793
Less treasury stock, at cost, Class A - 16,702,300 and 8,059,700 shares	(443,395)	(275,174)
Total stockholders' equity	2,832,834	2,841,522
Total Liabilities and Stockholders' Equity	$7,918,204	$8,172,001

See notes to consolidated financial statements.

Consolidated Statements of Income
	Years Ended
(amounts in thousands, except per share data)	January 29, 2000	January 30, 1999	January 31, 1998
Net Sales	$8,676,711	$7,762,778	$6,610,064
Service Charges, Interest and Other Income	244,526	214,983	185,157
	8,921,237	7,977,761	6,795,221
Costs and Expenses:
Cost of sales	5,762,431	5,184,132	4,371,603
Advertising, selling, administrative and general expenses	2,200,697	2,070,212	1,629,721
Depreciation and amortization	292,668	239,671	199,939
Rentals	75,218	67,982	54,686
Interest and debt expense	236,566	196,680	129,237
Impairment charges	69,708	-	-
Total costs and expenses	8,637,288	7,758,677	6,385,186
Income Before Income Taxes	283,949	219,084	410,035
Income Taxes	120,220	83,825	151,710
Net Income	$ 163,729	$ 135,259	$ 258,325
Basic Earnings Per Common Share	$ 1.55	$ 1.26	$ 2.32
Diluted Earnings Per Common Share	$ 1.55	$ 1.26	$ 2.31

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity
(amounts in thousands, except share and per share data)
			Additional
	Preferred	Common Stock	Paid-in	Retained	Treasury
	Stock	Class A	Class B	Capital	Earnings	Stock	Total
Balance, February 1, 1997	$ 440	$1,096	$ 40	$641,388	$2,074,214	$ -	$2,717,178
Issuance of 657,138 shares under stock option, employee savings and stock bonus plans	-	7	-	15,749	-	-	15,756
Purchase of treasury stock	-	-	-	-	-	(165,491)	(165,491)
Net income	-	-	-	-	258,325	-	258,325
Cash dividends declared:
Preferred stock, $5 per share	-	-	-	-	(22)	-	(22)
Common stock, $.16 per share	-	-	-	-	(17,808)	-	(17,808)
Balance, January 31, 1998	$ 440	$1,103	$ 40	$657,137	$2,314,709	$(165,491)	$2,807,938
Issuance of 714,785 shares under stock option, employee savings and stock bonus plans	-	7	-	25,176	-	-	25,183
Purchase of treasury stock	-	-	-	-	-	(109,683)	(109,683)
Net income	-	-	-	-	135,259	-	135,259
Cash dividends declared:
Preferred stock, $5 per share	-	-	-	-	(22)	-	(22)
Common stock, $.16 per share	-	-	-	-	(17,153)	-	(17,153)
Balance, January 30, 1999	$ 440	$1,110	$ 40	$682,313	$2,432,793	$(275,174)	$2,841,522
Issuance of 503,191 shares under stock option, employee savings and stock bonus plans	-	5	-	13,194	-	(168,221)	13,199
Purchase of treasury stock	-	-	-	-	-		(168,221)
Retirement of Preferred Stock	(440)	-	-	-	-	-	(440)
Net income	-	-	-	-	163,729	-	163,729
Cash dividends declared:
Preferred stock, $5 per share	-	-	-	-	(8)	-	(8)
Common stock, $.16 per share	-	-	-	-	(16,947)	-	(16,947)
Balance, January 29, 2000	$ -	$1,115	$ 40	$695,507	$2,579,567	$(443,395)	$2,832,834

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows
	Years Ended
(amounts in thousands)	January 29, 2000	January 30, 1999	January 31, 1998
Operating Activities:
Net income	$ 163,729	$ 135,259	$ 258,325
Adjustments to reconcile net income to
net cash provided by operating activities:
Depreciation and amortization	295,874	241,914	201,410
Deferred income taxes	(13,091)	(118,553)	53,877
Impairment charges	69,708	-	-
Changes in operating assets and liabilities:
Decrease (increase) in accounts receivable, net	87,647	110,103	(28,178)
Decrease (increase) in merchandise inventories	109,180	87,848	(227,807)
Increase in other current assets	(43,983)	(11,237)	(3,697)
Decrease in other assets	109,549	30,743	13,388
(Decrease) increase in trade accounts payable and accrued expenses, other liabilities and income taxes	(66,349)	166,633	(19,853)
Net cash provided by operating activities	712,264	642,710	247,465
Investing Activities:
Purchase of property and equipment	(247,085)	(248,485)	(509,498)
Acquisition, net of cash acquired and assets held for sale	-	(2,189,815)	-
Net cash used in investing activities	(247,085)	(2,438,300)	(509,498)
Financing Activities:
Principal payments on long-term debt and capital lease obligations	(166,442)	(134,442)	(182,961)
Cash dividends paid	(16,955)	(17,343)	(17,930)
Proceeds from issuance of common stock	13,199	25,183	15,756
Retirement of preferred stock	(440)	-	-
Purchase of treasury stock	(168,221)	(109,683)	(165,491)
Net (decrease) increase in commercial paper	-	(419,136)	290,398
Proceeds from accounts receivable securitization	-	300,000	-
Proceeds from long-term borrowings	-	1,650,000	300,000
Proceeds from Guaranteed Preferred Beneficial Interests	-	531,579	-
Net cash (used in) provided by financing activities	(338,859)	1,826,158	239,772
Increase (decrease) in Cash and Cash Equivalents	126,320	30,568	(22,261)
Cash and Cash Equivalents, Beginning of Year	72,401	41,833	64,094
Cash and Cash Equivalents, End of Year	$ 198,721	$ 72,401	$ 41,833

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Description of Business - Dillard's, Inc. (the "Company") operates retail department stores located primarily in the Southeastern, Southwestern and Midwestern areas of the United States. The Company's fiscal year ends on the Saturday nearest January 31 of each year. Fiscal years 1999, 1998 and 1997 ended on January 29, 2000, January 30, 1999 and January 31, 1998, respectively, and included 52 weeks.

Consolidation - The accompanying consolidated financial statements include the accounts of Dillard's, Inc. and its wholly owned subsidiaries. Intercompany accounts and transactions are eliminated in consolidation. Investments in and advances to joint ventures in which the Company has a 50% ownership interest are accounted for by the equity method.

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

Cash Equivalents - The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable - Customer accounts receivable are classified as current assets and include some which are due after one year, consistent with industry practice. Concentrations of credit risk with respect to customer receivables are limited due to the large number of customers comprising the Company's credit card base, and their dispersion across the country.

In August 1998, the Company transferred, through a subsidiary, substantially all of its credit card receivables to a trust in exchange for a certificate representing an undivided interest in the trust. In January 1999, a Class A certificate with a market value of $300 million was sold to a third party. The Company owns the remaining undivided interest in the trust not represented by the Class A certificate, which is classified in accounts receivable. The undivided interest in the trust represents securities that the Company intends to hold to maturity in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Due to the short-term revolving nature of the credit card portfolio, the carrying value of the Company's undivided interest in the trust approximates fair value. In March 2000, the Company repurchased, from the third party, its undivided class A interest of approximately $300 million and anticipates no material charge to be recorded in the first quarter of 2000.

Merchandise Inventories - The retail last-in, first-out ("LIFO") inventory method is used to value merchandise inventories. At January 29, 2000 and January 30, 1999, the LIFO cost of merchandise was approximately equal to the first-in, first-out ("FIFO") cost of merchandise.

Property and Equipment - Property and equipment owned by the Company is stated at cost, which includes related interest costs incurred during periods of construction, less accumulated depreciation and amortization. Capitalized interest was $5.2 million, $3.1 million and $3.6 million in fiscal 1999, 1998 and 1997, respectively. For tax reporting purposes, accelerated depreciation or cost recovery methods are used and the related deferred income taxes are included in noncurrent deferred income taxes in the consolidated balance sheets. For financial reporting purposes, depreciation is computed by the straight-line method over estimated useful lives:
Buildings and leasehold improvements	20 - 40 years
Furniture, fixtures and equipment	3 - 10 years

Properties leased by the Company under lease agreements which are determined to be capital leases are stated at an amount equal to the present value of the minimum lease payments during the lease term, less accumulated amortization. The properties under capital leases and leasehold improvements under operating leases are amortized on the straight-line method over the shorter of their useful lives or the related lease terms. The provision for amortization of leased properties is included in depreciation and amortization expense.

Goodwill - Goodwill, which represents the cost in excess of fair value of net assets acquired, is amortized on the straight-line basis over 40 years. Accumulated goodwill amortization was $56.6 million and $7.5 million at January 29, 2000 and January 30, 1999, respectively.

The Company follows SFAS No. 121, "Accounting for Impairment of Long-Lived Assets to be Disposed of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets carrying amount. In evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets and reduces their carrying value by the excess, if any, of the results of such calculation. Management believes, at this time, that carrying value and useful lives continue to be appropriate, after adjusting for the impairment charge recorded in 1999, disclosed in Note 13.

Revenue Recognition - The Company recognizes revenue at the "point of sale." Finance charge revenue earned on customer accounts, serviced by the Company under its private-label credit card program, is recognized in the period in which it is earned. Allowance for sales returns is recorded as a component of net sales in the period in which the related sales are recorded.

Advertising - Advertising and promotional costs, which include newspaper, television, radio and other media advertising, are expensed as incurred and were $243 million, $220 million and $178 million for fiscal years 1999, 1998 and 1997, respectively.

Income Taxes - In accordance with SFAS No. 109, "Accounting for Income Taxes," deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at year-end.

Comprehensive Income - In February 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income," which is required for fiscal years beginning after December 15, 1997. Comprehensive income is equivalent to the Company's net income for fiscal years 1999, 1998 and 1997.

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

The Company's merchandise sales mix by product category for the last three years was as follows:
	Fiscal	Fiscal	Fiscal
Product Categories	1999	1998	1997
Cosmetics	12.9%	12.7%	12.7%
Women's and Juniors' Clothing	30.9	30.9	30.7
Children's Clothing	6.6	6.6	6.4
Men's Clothing and Accessories	19.4	19.8	19.5
Shoes, Accessories and Lingerie	20.0	19.9	20.3
Home	9.3	9.6	10.3
Leased and Others	.9	.5	.1
Total Merchandise Sales	100.0%	100.0%	100.0%

The Company does not rely on any major customers as a source of revenue.

Reclassifications - Certain reclassifications have been made to prior-year financial statements to conform with fiscal 1999 presentations. In accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements," the Company has restated prior-year sales amounts to exclude leased department sales.

2. Acquisition

The Company completed its acquisition (the "Acquisition") of Mercantile Stores Company, Inc. ("Mercantile") on August 13, 1998 for a cash purchase price of approximately $3 billion. Mercantile was a conventional department store retailer engaged in the general merchandising business, operating 106 department and home fashion stores under 13 different names in a total of 17 states. The Acquisition was accounted for under the purchase method and, accordingly, Mercantile's results of operations have been included in the Company's results of operations since August 13, 1998. The purchase price has been allocated to Mercantile's assets and liabilities based on their estimated fair values as of that date. Excess cost over fair value of net assets was allocated to goodwill. In connection with the Acquisition, the Company sold and exchanged, respectively, 26 acquired stores and 7 acquired stores to other retailers, with the Company receiving 9 stores as a result of the exchange agreement. The results of operations of the sold or exchanged stores are included in the accompanying consolidated financial statements from the date of acquisition to the date of sale or exchange.

If the Acquisition and related financing transactions had occurred at the beginning of fiscal 1998, the Company would have realized net sales of $8.9 billion, net income of $111 million, basic earnings per share of $1.04 per share and fully diluted earnings per share of $1.03 per share for the year ended January 30, 1999. If the Acquisition and related financing transactions had occurred at the beginning of fiscal 1997, the Company would have realized net sales of $9.0 billion, net income of $266 million, basic earnings per share of $2.39 per share and fully diluted earnings per share of $2.38 per share for the year ended January 31, 1998.

The pro forma summary has been prepared for comparative purposes only and does not necessarily reflect the results of operations as they would have been if the Acquisition had occurred at the beginning of fiscal 1997, nor does it reflect results which may occur in the future.

3. Revolving Credit Agreement

At January 29, 2000 and January 30, 1999, there were no commercial paper borrowings outstanding. The average amount of commercial paper outstanding during fiscal 1999 was $31 million, at a weighted average interest rate of 5.35%. The average amount of commercial paper outstanding during fiscal 1998 was $225 million, at a weighted average interest rate of 5.75%.

At January 29, 2000, the Company and a subsidiary, Dillard Investment Co., Inc. ("DIC"), maintained revolving line of credit agreements with various banks aggregating $750 million. The line of credit agreements require that consolidated stockholders' equity be maintained at no less than $1 billion. These agreements expire on May 9, 2002 and cannot be withdrawn except in the case of defaults by the Company or DIC. The Company pays an annual commitment fee of .10% of the committed amount to the banks. Interest may be fixed for periods from one to six months at the election of the Company or DIC. Interest is payable at the lead bank's certificate of deposit rate, alternative base rate or Eurodollar rate. There were no funds borrowed under the revolving line of credit agreements during fiscal years 1997 through 1999.

4. Long-term Debt

Long-term debt consists of the following:
(in thousands of dollars)	January 29, 2000	January 30, 1999
Unsecured notes at rates ranging from 5.79% to 9.5%, due 2000 through 2028	$2,850,000	$3,007,000
Unsecured 9.25% note of DIC due 2001	100,000	100,000
Mortgage notes, payable monthly or quarterly (some with balloon payments) over periods up to 31 years from inception and bearing interest at rates ranging from 9.25% to 13.25%	52,665	59,884
	3,002,665	3,166,884
Current portion	(108,049)	(164,289)
	$2,894,616	$3,002,595

Building, land, land improvements and equipment with a carrying value of $90.9 million at January 29, 2000 are pledged as collateral on the mortgage notes. Maturities of long-term debt over the next five years are $108 million, $209 million, $110 million, $160 million and $204 million.

Interest and debt expense consist of the following:
	Fiscal	Fiscal	Fiscal
(in thousands of dollars)	1999	1998	1997
Long-term debt:
Interest	$227,747	$187,571	$112,819
Amortization of debt expense	4,152	2,243	1,471
	231,899	189,814	114,290
Interest on capital lease obligations	2,994	2,159	1,626
Commercial paper interest	1,673	4,707	13,321
	$236,566	$196,680	$129,237

Interest paid during fiscal 1999, 1998 and 1997 was approximately $287.9 million, $149.3 million and $135.7 million, respectively.

5. Trade Accounts Payable and Accrued Expenses

Trade accounts payable and accrued expenses consist of the following:
(in thousands of dollars)	January 29, 2000	January 30, 1999
Trade accounts payable	$351,702	$443,793
Accrued expenses:
Taxes, other than income	67,746	68,994
Salaries, wages, and employee benefits	56,949	98,857
Interest	91,241	90,796
Rent	17,153	42,112
Other	82,835	96,313
	$667,626	$840,865

6. Income Taxes

The provision for federal and state income taxes is summarized as follows:
	Fiscal	Fiscal	Fiscal
(in thousands of dollars)	1999	1998	1997
Current:
Federal	$122,225	$ 185,548	$ 89,839
State	11,086	16,830	7,994
	133,311	202,378	97,833
Deferred:
Federal	(12,760)	(108,657)	49,292
State	(331)	(9,896)	4,585
	(13,091)	(118,553)	53,877
	$120,220	$ 83,825	$151,710

A reconciliation between income taxes computed using the effective income tax rate and the federal statutory income tax rate is presented below:
	Fiscal	Fiscal	Fiscal
(in thousands of dollars)	1999	1998	1997
Income tax at the statutory federal rate	$ 99,382	$76,679	$143,512
State income taxes, net of federal benefit	6,626	4,474	8,176
Nondeductible goodwill amortization	17,178	2,616	-
Other	(2,966)	56	22
	$120,220	$83,825	$151,710

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities as of January 29, 2000 and January 30, 1999 are as follows:
(in thousands of dollars)	January 29, 2000	January 30, 1999
Property and equipment basis and depreciation differences	$528,087	$506,820
State income taxes	54,055	54,945
Pension asset differences	49,641	93,110
Joint venture basis differences	39,834	36,608
Differences between book and tax basis of inventory	39,555	33,577
Other	27,318	16,675
Total deferred tax liabilities	738,490	741,735
Accruals not currently deductible	(33,027)	(37,598)
State income taxes	(2,996)	(3,410)
Total deferred tax assets	(36,023)	(41,008)
Net deferred tax liabilities	$702,467	$700,727

Deferred tax assets and liabilities are presented as follows in the accompanying consolidated balance sheets:
(in thousands of dollars)	January 29, 2000	January 30, 1999
Current deferred tax liabilities	$ -	$ 19,666
Noncurrent deferred tax liabilities	702,467	681,061
Net deferred tax liabilities	$702,467	$700,727

Income taxes paid during fiscal 1999, 1998 and 1997 were approximately $46.3 million, $229.9 million and $100.0 million, respectively.

7. Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures

Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures are comprised of $200 million liquidation amount of 7.5% Capital Securities, due August 1, 2038 (the "Capital Securities") representing beneficial ownership interest in the assets of Dillard's Capital Trust I, a wholly owned subsidiary of the Company, and $331.6 million liquidation amount of LIBOR plus 1.56% Preferred Securities, due January 29, 2009 (the "Preferred Securities") by Horatio Finance V.O.F., a wholly owned subsidiary of the Company.

Holders of the Capital Securities are entitled to receive cumulative cash distributions, payable quarterly, at the annual rate of 7.5% of the liquidation amount of $25 per Capital Security. The subordinated debentures are the sole assets of the Trust and the Capital Securities are subject to mandatory redemption upon repayment of the subordinated debentures. Holders of the Preferred Securities are entitled to receive quarterly dividends at LIBOR plus 1.56%. The Preferred Securities are subject to mandatory redemption upon repayment of the debentures. The Company's obligations under the debentures and related agreements, taken together, provide a full and unconditional guarantee of payments due on the Capital and Preferred Securities.

8. Benefit Plans

The Company has a retirement plan with a 401(k) salary deferral feature for eligible employees. Under the terms of the plan, employees may contribute up to 5% of gross earnings, which will be matched 100% by the Company. The contributions are used to purchase Class A Common Stock of the Company for the account of the employee. The terms of the plan provide a five-year cliff-vesting schedule for the Company contribution to the plan. The costs to the Company for the 401(k) plan were $19 million, $16 million and $14 mil-lion for fiscal 1999, 1998 and 1997, respectively.

Prior to its acquisition by the Company, Mercantile maintained formal, qualified and non-qualified, non-contributory, defined benefit pension plans (the "Plans"). In fiscal 1998, the Company froze all benefits accreting to employees covered by the Plans, and applied to the applicable governmental authorities to distribute the benefits owed to each participant, in the form of lump-sum payments or non-participating annuity contracts, at the participant's election. In connection with the Acquisition, the Company recognized as prepaid pension costs all remaining unrecognized plan assets in excess of the actu-arial present value of the benefit obligations. During fiscal 1999, the Company distributed all benefits to Plan participants in the form of lump-sum payments or nonpartcipating annuity contracts, and at March 7, 2000, no benefit obligation was outstanding.

9. Stockholders' Equity

Capital stock is comprised of the following:
	Par	Shares
Type	Value	Authorized
Preferred (5% cumulative)	$100	5,000
Additional preferred	$ .01	10,000,000
Class A, common	$ .01	289,000,000
Class B, common	$ .01	11,000,000

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

Earnings per common share have been computed as follows:
	Fiscal 1999		Fiscal 1998		Fiscal 1997
(amounts in thousands, except per share data)	Basic	Diluted	Basic	Diluted	Basic	Diluted
Net income	$163,729	$163,729	$135,259	$135,259	$ 258,325	$ 258,325
Preferred stock dividends	(8)	(8)	(22)	(22)	(22)	(22)
Net earnings available for per-share calculation	163,721	163,721	$135,237	$135,237	$ 258,303	$ 258,303
Average shares of common stock outstanding	105,465	105,465	107,182	107,182	111,303	111,303
Stock options	-	153	-	454	-	691
Total average equivalent shares	105,465	105,618	107,182	107,636	111,303	111,994
Earnings per share	$ 1.55	$ 1.55	$ 1.26	$ 1.26	$ 2.32	$ 2.31

Options to purchase 7,988,849, 5,448,443 and 2,618,406 shares of Class A Common Stock at prices ranging from $25.13 to $ 40.22 per share were outstanding in fiscal 1999, 1998 and 1997, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options exceeds the average market price and would have been antidilutive.

11. Stock Options

The Company's 1998 Incentive and Nonqualified Stock Option Plan provides for the granting of options to purchase 6,000,000 shares of Class A Common Stock to certain key employees of the Company. Exercise and vesting terms for options granted under this plan are determined at each grant date. All options were granted at not less than fair market value at dates of grant. At the end of fiscal 1999, 580 shares were available for grant under the plan and 5,835,151 shares of Class A Common Stock were reserved for issuance under the 1998 stock option plan.

The Company's 1990 Incentive and Nonqualified Stock Option Plan provides for the granting of options to purchase 12 million shares of Class A Common Stock to certain key employees of the Company. Exercise and vesting terms for options granted under this plan are determined at each grant date. All options were granted at not less than fair market value at dates of grant. At the end of fiscal 1999, 2,167,867 shares were available for grant under the plan and 6,426,890 shares of Class A Common Stock were reserved for issuance under the 1990 stock option plan.

SFAS No. 123, "Accounting for Stock-Based Compensation," permits compensation expense to be measured based on the fair value of the equity instrument awarded. In accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," no compensation cost has been recognized in the consolidated statements of income for the Company's stock option plans. If compensation cost for the Company's stock option plans had been determined in accordance with the fair value method prescribed by SFAS No. 123, the Company's net income would have been $151 million, $125 million and $245 million for 1999, 1998 and 1997, respectively. Diluted earnings per share would have been $1.43, $1.16 and $2.18 for 1999, 1998 and 1997, respectively. Basic earnings per share would have been $1.43, $1.16 and $2.20 for 1999, 1998 and 1997, respectively. This pro forma information may not be representative of the amounts to be expected in future years as the fair value method of accounting prescribed by SFAS No. 123 has not been applied to options granted prior to 1995.

Stock option transactions are summarized as follows:
	Fiscal 1999		Fiscal 1998		Fiscal 1997
	Weighted-Average		Weighted-Average		Weighted-Average
Fixed Options	Shares	Exercise Price	Shares	Exercise Price	Shares	Exercise Price
Outstanding, beginning of year	7,379,796	$33.25	6,549,340	$33.25	7,058,685	$33.85
Granted	4,199,675	20.89	2,155,880	37.24	1,956,220	32.71
Exercised	(956,537)	29.51	(931,687)	35.63	(1,815,180)	32.92
Forfeited	(529,340)	32.37	(393,737)	33.73	(650,385)	39.05
Outstanding, end of year	10,093,594	$28.86	7,379,796	$33.83	6,549,340	$33.25
Options exercisable at year-end	5,883,699	$29.77	4,508,051	$34.09	3,245,640	$32.41
Weighted-average fair value of options granted during the year	$5.94		$8.80		$7.78

The following table summarizes information about stock options outstanding at January 29, 2000:
	Options Outstanding			Options Exercisable
		Weighted-Average
Range of	Options	Remaining	Weighted-Average	Options	Weighted-Average
Exercise Prices	Outstanding	Contractual Life (Yrs.)	Exercise Price	Exercisable	Exercise Price
$18.13 - $29.75	5,716,159	4.46	$22.85	2,571,624	$20.85
$32.25 - $40.22	4,377,435	3.53	36.70	3,312,075	36.70
	10,093,594	4.06	$28.86	5,883,699	$29.77

The fair value of each option grant is estimated on the date of each grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 1999, 1998, and 1997, respectively: risk free interest rate 6.29%, 5.38% and 6.13%; expected life 3.1 years, 3.1 years and 2.9 years; expected volatility of 33.7%, 25.6% and 25.9%; dividend yield 0.79%, 0.44% and 0.49%. The fair values generated by the Black-Scholes model may not be indicative of the future benefit, if any, that may be received by the option holder.

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

The fair value of the Company's cash and cash equivalents and trade accounts receivable approximates their carrying values at January 29, 2000 and January 30, 1999 due to the short-term maturities of these instruments. The fair value of the Company's long-term debt at January 29, 2000 and January 30, 1999 was $2.82 million and $3.32 million, respectively. The carrying value of the Company's long-term debt at January 29, 2000 and January 30, 1999 was $3.00 million and $3.17 million, respectively. The fair value of the Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures at January 29, 2000 and January 30, 1999 was $469 million and $532 million, respectively. The carrying value of the Guaranteed Preferred Benefical Interests in the Company's Subordinated Debentures at January 29, 2000 and January 30, 1999 was $532 million.

13. Impairment of Long-Lived Assets

In the fourth quarter of fiscal 1999, the Company evaluated its investment in long-lived assets, to be held and used in operations on an individual store basis, and determined that, based on historical operating results and updated operating projections, the property and equipment at eight of its stores and, in certain cases, related goodwill recorded at each location was not supported by projected undiscounted cash flows and an impairment charge was therefore warranted. The amount of impairment charge was measured on the basis of projected discounted cash flows using a discount rate indicative of the Company's average cost of funds. The Company estimated the fair value of the assets at these stores based on operating projections and future discounted cash flows. As a result, the Company recorded an impairment charge of $69.7 million ($0.53 per diluted share) in fiscal 1999 representing the amount required to write-down the carrying value of the property and equipment and, in certain cases, the related goodwill to their estimated fair value of approximately $11.5 million at January 29, 2000. The impaired properties are expected to be closed in fiscal 2000 and management does not anticipate a significant amount of exit costs upon the closing of these properties.

14. Leases and Commitments

Rental expense consists of the following:
	Fiscal	Fiscal	Fiscal
(in thousands of dollars)	1999	1998	1997
Operating leases:
Buildings:
Minimum rentals	$49,589	$41,758	$29,639
Contingent rentals	10,527	13,043	11,863
Equipment	13,438	11,545	11,661
	73,554	66,346	53,163

Contingent rentals on capital leases	1,664	1,636	1,523
	$75,218	$67,982	$54,686

Contingent rentals on certain leases are based on a percentage of annual sales in excess of specified amounts. Other contingent rentals are based entirely on a percentage of sales.

The future minimum rental commitments as of January 29, 2000 for all noncancelable leases for buildings and equipment are as follows:
(in thousands of dollars)	Operating	Capital
Fiscal Year	Leases	Leases
2000	$ 65,938	$ 5,037
2001	60,274	4,675
2002	52,390	4,282
2003	47,485	3,991
2004	43,008	3,622
After 2004	215,968	30,743
Total minimum lease payments	$485,063	52,350
Less amount representing interest		(25,176)
Present value of net minimum lease payments (of which $2,515 is currently payable)		$ 27,174

Renewal options from three to 25 years exist on the majority of leased properties. At January 29, 2000, the Company is committed to incur costs of approximately $65.4 million to acquire, complete and furnish certain stores.

Various legal proceedings in the form of lawsuits and claims, which occur in the normal course of business, are pending against the Company and its subsidiaries. In the opinion of management, disposition of these matters is not expected to materially affect the Company's financial position, cash flows or results of operations.

15. Quarterly Results of Operations (unaudited)

The following is a tabulation of the unaudited quarterly results of operations for the years ended January 29, 2000 and January 30, 1999:
	Fiscal 1999, Three Months Ended
(in thousands, except per share data)	May 1	July 31	October 30	January 29
Net sales	$2,120,069	$1,889,790	$2,071,956	$2,594,896
Gross profit	727,351	666,297	691,428	829,204
Net income	66,945	36,206	34,788	25,790
Basic earnings per share	.63	.34	.33	.26
Diluted earnings per share	.63	.34	.33	.26
	Fiscal 1998, Three Months Ended
(in thousands, except per share data)	May 2	August 1	October 31	January 30
Net sales	$1,681,320	$1,503,680	$2,013,241	$2,571,545
Gross profit	564,995	540,360	653,033	820,258
Net income (loss)	63,070	47,946	(50,205)	74,448
Basic earnings (loss) per share	.58	.45	(.47)	.70
Diluted earnings (loss) per share	.58	.45	(.47)	.70

Corporate Organization

William Dillard, II, Chief Executive Officer

Drue Corbusier, Executive Vice President

James I. Freeman, Chief Financial Officer

Alex Dillard, President

Mike Dillard, Executive Vice President

Paul J. Schroeder, Jr., General Counsel

Vice Presidents

W.R. Appleby, II

Gregg Athy

H. Gene Baker

Donald A. Bogart

Tom Bolin

Jan E. Bolton

Michael Bowen

Joseph P. Brennan

Kent Burnett

Larry Cailteux

James W. Cherry, Jr.

Neil Christensen

David M. Doub

Karl G. Ederer

Walter C. Grammer

Randal L. Hankins

Marva Harrell

G. William Haviland

John Hawkins

Gene D. Heil

William H. Hite

William L. Holder, Jr.

Dan W. Jensen

Mark Killingsworth

Gaston Lemoine

Denise Mahaffy

Robert G. McGushin

Paul E. McLynch

Michael S. McNiff

Jeff Menn

Anthony Menzie

Richard Moore

Cindy Myers-Ray

Steven K. Nelson

Steven T. Nicoll

Tom C. Patterson

Grizelda Reeder

Robin Sanderford

James Schatz

Linda Sholtis-Tucker

Terry Smith

Burt Squires

Alan Steinberg

Sandra Steinberg

Joseph W. Story

Ralph Stuart

Tom Sullivan

Julie A. Taylor

David Terry

Charles O. Unfried

Keith White

Ronald Wiggins

Kent Wiley

Richard B. Willey

Gary Wirth

Merchandising Division Management

Ft. Worth Division

Drue Corbusier

  President

Gregg Athy

  Vice President, Merchandising

Jeff Menn

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

Tom Sullivan

  Vice President, Merchandising

Julie A. Taylor

  Vice President, Merchandising

Robert E. Baker

  Director of Sales Promotion

St. Louis Division

Joseph P. Brennan

  President

Mark Killingsworth

  Vice President, Merchandising

Mark Gastman

  Director of Sales Promotion

Tampa Division

David Doub

  President

Sandra Steinberg

  Vice President, Merchandising

Louise Platt

  Director of Sales Promotion

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

Chief Executive Officer

  Chase Manhattan Corporation

  New York, New York

John H. Johnson

  President and Publisher

  Johnson Publishing Company,   Inc.

  Chicago, Illinois

E. Ray Kemp

  Retired Vice Chairman and   Chief Administrative Officer

  Dillard's, Inc.

Jackson T. Stephens

  Chairman

  Stephens Group, Inc.

  Little Rock, Arkansas

William H. Sutton

  Managing Partner

  Friday, Eldredge & Clark,   Attorneys

  Little Rock, Arkansas

Shareholder Information

Annual Meeting

Saturday, May 20, 2000, at 9:30 a.m., Auditorium,

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

Telex: 910-722-7322

Fax: 501-376-5917

Transfer Agent and Registrar

Chase Mellon, 85 Challenger Road, Overpeck Centre, Ridgefield Park, New Jersey 07660

Listing

New York Stock Exchange, Ticker Symbol "DDS"

Stock Prices and Dividends by Quarter
					Dividends
	1999		1998		per Share
	High	Low	High	Low	1999	1998
First	$29.38	$22.88	$39.63	$34.94	$0.04	$0.04
Second	37.44	27.44	44.50	32.81	0.04	0.04
Third	32.13	17.75	37.06	26.50	0.04	0.04
Fourth	20.94	17.94	36.25	24.75	0.04	0.04

In Memoriam

All at Dillard's were deeply saddened by the death of E. Ray Kemp. We will miss his guidance and contributions to our Company.

E. Ray Kemp (1924 - 2000)

Retired Vice Chairman and Chief Administrative Officer

Dillard's, Inc.