Form 10-K405, Exhibit 13
period 2001-02-03
DILLARDS INC
filed 2001-05-07
CIK 28917

Dillard's 2000 Annual Report

buying smart selling smarter

Improving value through strategic inventory management.

Dillard's, Inc.

2000 Annual Report

In 2000, Dillard’s
opened new stores in the following locations, for a total of 337 stores in 29 states: Palm Beach Mall (W. Palm Beach, FL); La Plaza Mall* (McAllen, TX);
Sunrise Mall* (Brownsville, TX); FlatIron Crossing (Broomfield, CO); North
Plains Mall (Clovis, NM); Quintard Mall (Oxford, AL); Aiken Mall* (Aiken, SC)
*Replacement store

Table of Contents

1         Financial Highlights

2         Letter to Shareholders

4         The Smart Buy

6         The Smart Value

8         The Smart Sell

10        The Smart Investment

12        Table of Selected Financial Data

13        Management's Discussion and Analysis of Financial Condition and Results of Operations

17        Independent Auditors' Report

18        Consolidated Balance Sheets

19        Consolidated Statements of Operations

20        Consolidated Statements of Stockholders' Equity

21        Consolidated Statements of Cash Flows

22        Notes to Consolidated Financial Statements

32        Corporate Organization and Board of Directors

33        Shareholder Information
Selected Financial Highlights
(dollars in
thousands,
except per      2000*           1999            1998            1997            1996
share amounts)

Income Statement Data:

Net sales       $8,566,560      $8,676,711      $7,762,778      $6,610,064      $6,199,247

Income before
extraordinary
item and        96,830          163,729         135,259         258,325         238,621
accounting
change

Extraordinary
gain, net of    27,311          $#151;         $#151;         $#151;         $#151;
taxes

Cumulative
effect of
accounting      (129,991)(1)    $#151;         $#151;         $#151;         $#151;
change, net of
taxes

Net income
(loss)          (5,850)         163,729         135,259         258,325         238,621

Diluted earnings per common share:

Income before
extraordinary
item and        1.06            1.55            1.26            2.31            2.09
accounting
change

Extraordinary
gain            .30             $#151;         $#151;         $#151;         $#151;

Cumulative
effect of
accounting      (1.42)          $#151;         $#151;         $#151;         $#151;
change

Net income
(loss)          (.06)           1.55            1.26            2.31            2.09

Balance Sheet Data:

Current assets  $2,842,948      $3,423,725      $3,450,249      $3,000,494      $2,763,048

Current
liabilities     876,697         810,594         1,013,480       1,098,850       894,746

Long-term debt  2,374,124       2,894,616       3,002,595       1,365,716       1,173,018

Guaranteed
Preferred
Beneficial
Interests in    531,579         531,579         531,579         $#151;         $#151;
the Company's
Subordinated
Debentures

Stockholders'
equity          2,629,820       2,832,834       2,841,522       2,807,938       2,717,178

Operational Data:

Number of stores337             342             335             270             250

Number of
employees       58,796          61,824          54,921          44,616          43,470

Gross square
footage (in     56,500          57,000          55,000          43,300          40,000
thousands)

letter to our shareholders

Among the most prominent indicators of an organization's strength is its capacity - and willingness - to change. By design, fiscal year 2000 at Dillard's, Inc. was underscored by enormous change. Amid the dynamic and demanding retail environment of 2000, your Company boldly stepped forward and forcefully executed our financial and merchandising strategies.

Our financial strategy, communicated early in the year, centered on a firm resolve to rationalize our asset base - reducing inventory and under- performing and non-strategic assets, and freeing capital for balanced reinvesting in debt reduction and share repurchases. We've made tremendous progress and are extremely pleased with our accomplishments in strengthening our financial position.

Through disciplined inventory management, we successfully reduced our comparable store inventory by 13 percent (before the accounting change) by year-end. We also closed nine under-performing stores and sold other non-strategic facilities and assets. Utilizing this available working capital, we retired $420 million of debt and repurchased $184 million of our Class A Common Stock, dramatically decreasing our shares outstanding from 99 million to 85 million shares.

If our progress began and ended on the balance sheet, we could congratulate ourselves and move on. But the true measure of our success begins and ends with the Dillard's customer. And during fiscal 2000, we crafted an aggressive merchandising strategy aimed at revamping our approach to buying and merchandising and delivering a better merchandise selection at more competitive prices.

With major initiatives like our Product-First Buying Philosophy and our commitment to further develop our private Dillard's brands, we're taking control of our own destiny with a new sense of purpose and resolve. Focusing first and foremost on the product enables us to provide our customers with the merchandise they desire from the best sources possible. Our private brands provide customers with a tremendous opportunity for maximum value for the price. Based on the encouraging improvement in customer response and financial performance of our private brands over the past few quarters, we plan to continue developing these brands.

As part of our merchandising strategy, we made the tough decision in the fall of 2000 to greatly accelerate the cadence of our markdown of inventory. Although costly in the short term, we believe this definitive response to today's highly competitive retail environment will deliver long-term benefits for our Company.

The retail business was extremely challenging in fiscal 2000, and we expect those challenges to continue throughout 2001. External factors affecting our industry and our customers' confidence are beyond our control. Instead, we will concentrate our energy and efforts on what we can control - a continued focus on improving our financial position and executing our merchandising strategy. With the ongoing support of our shareholders and the enthusiasm of our associates, we remain highly optimistic about the future of
Dillard's.

William Dillard, II
Chief Executive Officer

Alex Dillard
President

the smart buy

Identifying the merchandise customers want and stocking only the best products

When the Dillard's buyers got to market, they noticed that every designer had similar pairs of khaki pants in their spring line. And they thought, "Why stock nine pairs of similar khaki pants, when we could buy only the best pairs, and not have as many left over at the end of the season?"

After all, how many pairs of khaki pants does one store need?

The most basic rule of selling is - find out what your customers want, and give it to them. Contained in that simple truth is the key to success in the retail business, regardless of the product or the market.

Traditionally, Dillard's has prided itself on providing our shoppers with a breadth of selection unmatched in our industry. We relied on our branded vendors to provide broad assortments of merchandise so that each customer could be certain of finding their desired product in their preferred brand. This approach was right for the times - when brand names were key and brand loyalty drove our customers'
purchasing decisions, often above all other considerations.

Times and tastes have changed. Today, our customers base their purchasing decisions on the quality and price of the product, rather than the name on the product.

This shift in customer preference has meant changes at Dillard's, as well. Our buying professionals now are asking, "What do we need?" rather than "Who do we need?" This merchandising initiative - our
Product-First Buying Philosophy - focuses first and foremost on the product. We're making the best possible product selection from a variety of merchandise sources, both branded and private brand, and simplifying the shopping experience for our customers. The result is a better selection of merchandise with less duplication of style among lines.

This new buying and merchandising approach supports our strategy to reduce our investment in inventory.
More importantly, it means we're actively asking our customers what they want and acting on their answers. The Product-First Buying Philosophy is driving our focus - so that what THEY want is what WE want.

the smart value

Expanding on the proven success of our private brands

With our private-brand merchandise, the customer gets a better value for their money, and we earn a higher profit. Why not expand those brands?

Children's Wear
Class Club
Copper Key
Starting Out

Home
The Main
Ingredients
Noble Excellence
Nobility

Men's Wear
Roundtree and Yorke
Daniel Cremieux
Murano

Women's Wear
Preston &York
Westbound
Bechamel
Cabernet
Allison Daley
Our core Dillard's customer has come to expect the finest quality merchandise at exceptional value, always - and we consistently deliver on that expectation. During 2000, a growing number of our shoppers experienced the superior price/value advantage of Dillard's private brands. From wardrobe basics to the latest fashion-forward collections to home furnishings, our customers enjoyed a broad range of attractive choices under the Dillard's private-brand names - Preston &York, Bechamel, Daniel Cremieux, Roundtree and
Yorke, The Main Ingredients and many more.

Customer response has been overwhelmingly positive. In many cases, our Dillard's shoppers preferred our private-brand selections over name-brand merchandise. This steadily growing trend led to marked improvement in sales of private-brand merchandise last year, as well as higher gross profit on these assortments in many areas. To capitalize on this enormous opportunity, we've committed to significantly expanding our private-brand merchandising program. Currently, we're aggressively developing the necessary infrastructure and bringing together the talent, systems and facilities to further develop this strength.

Without question, the continued development of our private brands is a win-win situation. Our customers
WIN with maximum value for the price, and we WIN with increased profitability on our private brands.

the smart sell

Revamping our markdown philosophy to move more merchandise

Markdown Philosophy
Signature Capture
Pop Labels
Gift Cards

Early in the fourth quarter of 2000, we dramatically changed our philosophy on markdowns. In response to a changing competitive landscape, Dillard's management made the tough decision to greatly accelerate our timetable for marking down our merchandise. Rather than a one-time reaction to a lackluster sales environment in an attempt to spark sales, this initiative is a major departure from the Company's traditional mindset. As a result, we achieved a better sell-through of fall season merchandise, improved inventory turnover and a more current merchandise mix at year-end.

In conjunction with this initiative, we've also upgraded the systems in our stores to enhance our selling and merchandise tracking efforts and to improve the shopping experience for our Dillard's customer. We successfully implemented Project 2000, our far-reaching upgrade of store selling, service and support systems, including a new Proof of Purchase system. Small yellow stickers affixed to merchandise with every sales transaction now allow customers to return merchandise without the sales receipt, while also significantly reducing fraudulent returns.

Also, we're installing smart supply-chain solutions developed by i2 Technologies to track historical customer demand. This technology will help us to make more accurate, timely decisions by SKU and store, and in turn, better match the supply of basic items to their demand. Using this data to forecast and replenish the exact items that are selling in that store means we'll stock MORE of what our customers want and LESS of what they don't.

the smart investment

Analyzing our strengths and capitalizing on our opportunities

Shares Outstanding
Reducing Inventory (Comparable Store Inventory)
Debt Level (In Millions)

Several months ago, we took stock of ourselves - objectively analyzing our strengths, evaluating our weaknesses and exploring our opportunities. Our cash flow was strong, while our Class A Common Stock was undervalued. Our asset base was solid with a store ownership rate of about 75 percent, while some assets were expendable. Our inventory selection and depth led our peers, while that leadership had its drawbacks.
Analysis led to decisive action. We made the decision to reduce our under-performing and non-essential assets - last year we closed nine store locations. We made the decision to significantly reduce our inventory - and our merchandise selection is now cleaner, and our customers now find our stores easier to shop. And we made the decision to direct the cash realized from these efforts into a smart investment -
Dillard's.

In a single year, we reduced our Class A Common Shares outstanding from 99 million shares to 85 million shares, substantially strengthening shareholder value. Our investment in Dillard's, through targeted early debt repayment, also decreased our indebtedness and fortified our balance sheet.

These strategic initiatives were the right thing to do - right for our shareholders, right for our associates and right for our future. We've leveraged our strengths and attacked our weaknesses. We've increased our investment in ourselves and aggressively shaped our own success. Going forward, we will continue these initiatives ... and we will continue to focus on the smartest investment of all - OUR
DILLARD'S CUSTOMER.

Table of Selected Financial Data

(dollars in
thousands,
except share    2000*           1999            1998            1997            1996
and per share
amounts)

Net sales       $8,566,560      $8,676,711      $7,762,778      $6,610,064      $6,199,247

Percent increase-1%             12%             17%             7%              5%

Cost of sales   5,802,147       5,762,431       5,184,132       4,371,603       4,096,427

Percent of sales67.8%           66.4%           66.8%           66.1%           66.1%

Interest and
debt expense    224,323         236,566         196,680         129,237         120,599

Income before
taxes           140,860         283,949         219,084         410,035         378,761

Income taxes    44,030          120,220         83,825          151,710         140,140

Income before
extraordinary
item and        96,830          163,729         135,259         258,325         238,621
accounting
change

Extraordinary
gain            27,311          $#151;         $#151;         $#151;         $#151;

Cumulative
effect of
accounting      (129,991)       $#151;         $#151;         $#151;         $#151;
change

Net income
(loss)          (5,850)         163,729         135,259         258,325         238,621

Per Common Share

Income before
extraordinary
item and        1.06            1.55            1.26            2.31            2.09
accounting
change

Extraordinary
gain            0.30            $#151;         $#151;         $#151;         $#151;

Cumulative
effect of
accounting      (1.42)          $#151;         $#151;         $#151;         $#151;
change

Net income
(loss)          (0.06)          1.55            1.26            2.31            2.09

Dividends       0.16            0.16            0.16            0.16            0.14

Book value      30.94           28.68           26.57           25.70           23.91

Average number
of shares       91,199,184      105,617,503     107,636,260     111,993,814     113,988,633
outstanding

Accounts
receivable      1,011,481       1,137,458       1,230,059       1,186,491       1,154,673

Merchandise
inventories     1,616,186       2,047,830       2,157,010       1,784,765       1,556,958

Property and
equipment       3,508,331       3,619,191       3,684,629       2,501,492       2,191,933

Total assets    7,199,309       7,918,204       8,172,001       5,591,847       5,059,726

Long-term debt  2,374,124       2,894,616       3,002,595       1,365,716       1,173,018

Capitalized
lease           22,453          24,659          27,000          12,205          13,690
obligations

Deferred income
taxes           638,648         702,467         681,061         314,971         261,094

Guaranteed
Preferred
Beneficial
Interests in    531,579         531,579         531,579         $#151;         $#151;
the Company's
Subordinated
Debentures

Stockholders'
equity          2,629,820       2,832,834       2,841,522       2,807,938       2,717,178

Number of
employees -     58,796          61,824          54,921          44,616          43,470
average

Gross square
footage (in     56,500          57,000          55,000          43,300          40,000
thousands)

Number of Stores

Opened          4               8               5               12              15

Acquired        0               0               65              11              0

Closed          9               1               5               3               3

Total - end of
year            337             342             335             270             250

*53 Weeks
Management's Discussion and Analysis of Financial Condition and Results of Operations Dillard's, Inc. and Subsidiaries Acquisition

During fiscal 1998, the Company completed its acquisition (the “Acquisition”) of Mercantile Stores Company, Inc. (“Mercantile”) for approximately $3 billion in cash. Mercantile was a conventional department store retailer engaged in the general merchandising business, operating 106 department and home fashion stores under 13 different names in a total of 17 states.

The Acquisition was accounted for under the purchase method and, accordingly, the results of operations have been included in the Company’s results of operations since August 13, 1998, and the purchase price was allocated to Mercantile’s assets and liabilities based on their estimated fair values as of that date. The excess of cost over net assets acquired was approximately $666 million.

In connection with the Acquisition, the Company entered into two separate agreements whereby the Company sold in the aggregate 26 of the acquired stores to Proffitt’s, Inc. and The May Department Stores Company. In addition, the Company entered into an agreement with Belk, Inc. to exchange seven of the acquired stores for nine Belk, Inc. stores. The results of operations of the sold or exchanged stores are included in the accompanying statements of operations from the date of acquisition to the date of sale or exchange.

Sales

Sales decreased 1% for the 53-week period ended February 3, 2001 compared to the 52-week period ended January 29, 2000. Sales for the 52-week period ended January 27, 2001 decreased 3% from 1999 on both a total and comparable store basis. Sales declined in all merchandise categories with the exception of cosmetics. The weakest performing merchandise categories were women’s and juniors’ clothing and home sales which decreased 4%. Sales increases were 12% and 17% for 1999 and 1998, respectively. The sales increase in 1999 is due to a full year of sales generated by stores acquired in the Acquisition as well as incremental revenue from traditional store openings. Comparable store sales increases were 3% and 1% for 1999 and 1998, respectively. Comparable store sales include sales for those stores which were in operation for a full period in both the current month and the corresponding month for the prior year. Management believes that the majority of the change in sales in comparable stores was attributable to a change in the volume of goods sold rather than a change in the price of goods.

The sales mix for the past three years by category as a percent of total sales has been:

                2000            1999            1998

Cosmetics       13.3%           12.9%           12.7%

Women's and
Juniors'        30.6            30.9            30.9
Clothing

Children's
Clothing        6.7             6.6             6.6

Men's Clothing
and Accessories 19.5            19.4            19.8

Shoes,
Accessories and 20.0            20.0            19.9
Lingerie

Home            9.2             9.3             9.6

Leased and Other.7              .9              .5

Total           100.0%          100.0%          100.0%
Cost of Sales

Cost of sales as a percentage of sales was 67.8% and 66.4% in 2000 and 1999, respectively. The increase in cost of sales as a percentage of net sales was due to (i) sluggish consumer demand in the broadline retail sector resulting in increased promotional activity to clear seasonal merchandise; (ii) the Company’s enhanced markdown strategy to accelerate markdowns and shorten merchandise cycles;(iii) continued non-acceptance of specific lines of branded merchandise; and (iv) continued focus on reducing inventory investment.

During the fall season of 2000, the Company began the implementation of an enhanced markdown strategy that accelerates markdowns and shortens merchandise cycles. Principally due to this initiative, the Company’s total markdowns during fiscal 2000 exceeded those of the prior year by approximately $434 million or 5.1% of sales.

Effective January 30, 2000, the Company changed its method of accounting for inventories under the retail inventory method. The change principally relates to the Company’s accounting for vendor markdown allowances, from recording these allowances directly as a reduction of cost of sales to recording such allowances as a reduction of inventoriable product cost. Historically, the vendor/retailer arrangement provided for the Company to receive allowances from vendors when gross margin rates fell below stipulated levels. During fiscal 2000, the Company and certain vendors revised the vendor/retailer arrangement whereby the vendors are providing up-front allowances in the form of a fixed percentage discount off of purchases. The Company views the changes in the vendor arrangements as a new purchasing model that will enhance its merchandising decisions. Since the vendor allowances are directly related to purchases, the Company accounts for such fixed discount arrangements as a reduction of inventoriable product cost. As the Company moves toward the new purchasing model, it plans to continue to negotiate up-front discounts with its vendors. As such, the Company is no longer viewing vendor markdown allowances as direct reductions of markdowns, but rather as overall vendor discounts on inventory purchases, along with the up-front product discounts noted above. Accordingly, the Company has changed its accounting method for markdown allowances to record such allowances as a reduction of inventoriable product cost. In addition, and as a result of this change, the Company has also changed its method of accounting for certain retail price adjustments, from recording such price adjustments as a reduction of initial mark-up to recording them as markdowns under the retail inventory method. The Company believes that its change in accounting method will result in improved merchandising and buying decisions. The cumulative effect of the accounting change as of January 30, 2000 was to decrease net income for fiscal year 2000 by $130 million, net of tax, or $1.42 per share. The effect of adopting the new method was to increase both income before extraordinary item and net income for fiscal 2000 in the amount of $30 million ($.33 per share).

Cost of sales as percentage of sales was 66.4% and 66.8% for 1999 and 1998, respectively. Cost of sales for 1998 includes a charge of $39 million resulting from alignment of Mercantile inventories to reflect the Company’s merchandising and pricing philosophy. Prior to this charge, cost of sales, as a percent of net sales, would have been 66.3%, for 1998. Additionally, during the fourth quarter of 1998, the Company experienced significant merchandise processing and distribution delays due to systems integration problems during the consolidation of Dillard’s and Mercantile distribution systems. The delays resulted in later than planned store receipts and subsequent higher levels of markdowns in the post-holiday selling season.

Expenses

Expenses as a percentage of sales for the past three years were as follows:

                2000            1999            1998

Advertising,
selling,
administrative  25.9%           25.4%           26.7%
and general
expenses

Depreciation
and amortization3.5             3.4             3.1

Rentals         .9              .9              .9

Interest and
debt expense    2.6             2.7             2.5

Advertising, selling, administrative and general (“SG&A”)expenses were 25.9% of sales for fiscal 2000 compared to 25.4% for fiscal 1999. The increase as a percentage of sales for fiscal 2000 is attributable to lower than planned sales levels which negatively impacted the Company’s leverage of fixed SG&Acosts. In addition, the increase was attributable to higher advertising and services purchased, partially offset by reduced bad debt expenses during fiscal 2000. Depreciation and amortization as a percentage of sales increased slightly during fiscal 2000 principally due to the 3% decline in comparable store sales during the year. Interest and debt expense as a percentage of sales declined during fiscal 2000 as a result of the Company’s focus on reducing its outstanding debt levels (see Liquidity and Capital Resources).

SG&Aexpenses were 25.4% of sales for fiscal 1999 compared to 26.7% in fiscal 1998. Included in fiscal 1998 results were certain business integration and consolidation expenses associated with the integration of Mercantile into the Company. Such expenses included $43 million of severance costs, $26 million of lease rejection costs for facilities closed subsequent to the Acquisition, and $22 million of costs associated with operating Mercantile central office functions for a transitional period. Excluding such charges, SG&Aexpenses as a percentage of sales were comparable for fiscal 1999 and 1998. Depreciation and amortization expenses as a percentage of sales increased from fiscal 1998 to fiscal 1999 primarily due to the amortization of goodwill resulting from the Acquisition in 1998. The increase in interest and debt expense as a percentage of sales from fiscal 1998 to fiscal 1999 resulted from the additional borrowings incurred in connection with the Acquisition in 1998.

During the fourth quarter of 2000, the Company recorded a pre-tax charge of $51 million for asset impairment and store closing costs. The charge includes a write-down to fair value for certain under-performing properties in the amount of $37 million, and exit costs to close four such properties in the amount of $14 million. The Company does not expect to incur significant additional exit costs upon the closing of these properties in fiscal 2001. During fiscal 1999, the Company recorded a pre-tax asset impairment charge of $70 million related to the write-down to fair value of eight under-performing properties, all of which were closed during fiscal 2000.

Income Taxes

The Company’s actual federal and state income tax rate (exclusive of the effect of nondeductible goodwill amortization) was reduced from 37% in fiscal 1999 to 36% in fiscal 2000, as a result of lower effective combined income tax rates. The effect of these reduced rates on the Company’s deferred income taxes was to reduce the income tax provision by $16 million in fiscal 2000.

Liquidity and Capital Resources

Net cash flows from operations were $797 million for 2000 and were adequate to fund the Company’s operations for the year. During 2000, the Company reduced its level of outstanding debt by $420 million through scheduled debt maturities and repurchases of notes prior to their related maturity dates. Capital expenditures were $226 million for 2000. During 2000, the Company constructed seven new stores (three of which were replacement stores).

During 2000, the Company continued its focus on reducing its inventory levels and improving its inventory turnover. As a result, merchandise inventories decreased by $229 million during 2000. On a comparable store basis, the merchandise inventories decreased by 13%. The Company’s accounts receivable decreased 11% from the prior year. The decrease relates to declines of private label credit sales as well as improved collections.

During 2000, the Company repurchased $211 million of its outstanding unsecured notes prior to their related maturity dates. Interest rates on the repurchased securities ranged from 6.1% to 9.5%. Maturity dates ranged from 2003 to 2027. These securities were repurchased at an average yield of 11.4%. The Company also retired $100 million of its 6.08% Reset Put Securities due August 1, 2010 prior to their maturity dates. In connection with these transactions, the Company recorded an extraordinary gain of $27.3 million (net of income taxes of $15.4 million).

In September 1999, the Company announced that the Board of Directors had authorized the implementation of a Class A common share repurchase program of up to $250 million. During the year ended February 3, 2001, the Company repurchased approximately $82 million of Class A Common Stock, representing 5.2 million shares at an average price of $15.80 per share, completing the total purchases authorized under the share repurchase program.

Additionally, in May 2000, the Company announced that the Board of Directors authorized the repurchase of up to $200 million of its Class A Common Stock. During the year ended February 3, 2001, the Company repurchased approximately $102 million of Class A Common Stock, representing 8.7 million shares at an average price of $11.74 per share.

For 2001, the Company plans to construct seven stores totaling 1.38 million square feet and expand three additional stores totaling 202,000 square feet. Capital expenditures are projected to be approximately $225 million for 2001. Maturities of the Company’s long-term debt over the next five years are $209 million, $110 million, $155 million, $199 million and $103 million, respectively.

The Company and its wholly owned finance subsidiary, Dillard Investment Company, have a revolving line of credit in the amount of $750 million. The revolving line of credit requires that consolidated stockholders’ equity be maintained at $1 billion or more. No funds were borrowed under the revolving line of credit during fiscal 2000. At the end of fiscal 2000, the Company had an outstanding shelf registration for securities in the amount of $750 million.

During fiscal 2001, the Company expects to finance its capital expenditures and its working capital requirements, including required debt repayments and any stock repurchases, from cash flows generated from operations. Quantitative and Qualitative Disclosures About Market Risk
Expected
Maturity Date
(fiscal year)

(dollar amounts
in thousands)   2001            2002            2003            2004            2005            Thereafter      Total           Fair Value

Long-term debt  $208,918        $109,913        $154,682        $198,895        $102,967        $1,807,667      $2,583,042      $2,303,879

Average
interest rate   6.9%            7.5%            6.4%            6.5%            7.0%            7.1%            7.0%

Guaranteed
Beneficial
Interests in
the Company's   $ $#151;       $ $#151;       $ $#151;       $ $#151;       $ $#151;       $ 531,579       $ 531,579       $ 462,959
Subordinated
Debentures

Average
interest rate   $#151;%        $#151;%        $#151;%        $#151;%        $#151;%        8.2%            8.2%
The table above provides information about the Company's obligations that are sensitive to changes in interest rates. The table presents maturities of the Company's long-term debt and Guaranteed Beneficial Interests in the Company's Subordinated Debentures along with the related weighted average interest rates by expected maturity dates. During the year ended February 3, 2001, the Company repurchased $211.4 million of its outstanding unsecured notes prior to their related maturity dates. Interest rates on the repurchased securities ranged from 6.1% to 9.5%. Maturity dates ranged from 2003 to 2027. The Company also retired $100 million of its 6.08% Reset Put Securities due August 1, 2010 prior to their maturity date. New Accounting Pronouncements In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") was issued. In June 2000, Statement of Financial Accounting Standards No. 138, "Accounting for Certain Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133" ("SFAS 138") was issued. SFAS 133 and SFAS 138 address the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Company is required to adopt SFAS 133 and SFAS 138 in the first quarter of 2001. The Company anticipates that the adoption of SFAS 133 and SFAS 138 as of February 4, 2001 will not have a material effect on its financial position or results of operations. In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." SFAS No. 140, which replaces SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," provides accounting and reporting standards for securitizations and other transfers of assets. The Standard is based on the application of a financial components approach that focuses on control, and provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Standard requires disclosure of information about securitized assets, including principal outstanding of securitized and other managed assets, accounting policies, key assumptions related to the determination of the fair value of retained interests, delinquencies and credit losses. These disclosures are included in Note 15. The accounting requirements of the Standard are effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and must be applied prospectively. Early adoption of the new rules is not allowed. The Company does not expect the application of SFAS No. 140 to be material to its financial position or results of operations. Forward-Looking Information The Company cautions that any forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995) contained in this report, the Company's annual report on Form 10-K or made by management of the Company, involve risks and uncertainties and are subject to change based on various important factors. The following factors, among others, could affect the Company's financial performance and could cause actual results for 2001 and beyond to differ materially from those expressed or implied in any such forward-looking statements: economic and weather conditions in the regions in which the Company's stores are located and their effect on the buying patterns of the Company's customers, changes in consumer spending patterns and debt levels, trends in personal bankruptcies and the impact of competitive market factors. Independent Auditors' Report To the Stockholders and Board of Directors of Dillard's, Inc. Little Rock, Arkansas We have audited the accompanying consolidated balance sheets of Dillard's, Inc. and subsidiaries as of February 3, 2001 and January 29, 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended February 3, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted within the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion. In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of Dillard's, Inc. and subsidiaries as of February 3, 2001 and January 29, 2000, and the results of their operations and their cash flows for each of the three years in the period ended February 3, 2001 in conformity with accounting principles generally accepted in the United States of America. As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for merchandise inventories under the retail inventory method in 2000. Deloitte &Touche LLP New York, New York March 21, 2001 Consolidated Balance Sheets
(amounts in
thousands,
except share    February 3, 2001January 29, 2000
data)

Assets

Current Assets:

Cash and cash
equivalents     $193,980        $198,721

Accounts
receivable (net
of allowance
for doubtful    979,241         1,104,925
accounts of
$32,240 and
$32,533)

Merchandise
inventories     1,616,186       2,047,830

Other current
assets          53,541          72,249

Total current
assets          2,842,948       3,423,725

Property and Equipment:

Land and land
improvements    116,911         125,345

Buildings and
leasehold       2,630,678       2,605,381
improvements

Furniture,
fixtures and    2,169,758       2,149,730
equipment

Buildings under
construction    48,430          30,440

Buildings under
capital leases  50,123          50,123

Less
accumulated
depreciation    (1,507,569)     (1,341,828)
and amortization

                3,508,331       3,619,191

Goodwill, net   585,149         610,180

Other Assets    262,881         265,108

Total Assets    $7,199,309      $7,918,204

Liabilities and Stockholders' Equity

Current Liabilities:

Trade accounts
payable and     $647,843        $667,626
accrued expenses

Current portion
of long-term    208,918         108,049
debt

Current portion
of capital
lease           2,363           2,515
obligations

Federal and
state income    17,573          32,404
taxes

Total current
liabilities     876,697         810,594

Long-term Debt  2,374,124       2,894,616

Capital Lease
Obligations     22,453          24,659

Other
Liabilities     125,988         121,455

Deferred Income
Taxes           638,648         702,467

Operating Leases and Commitments

Guaranteed
Preferred
Beneficial
Interests in    531,579         531,579
the Company's
Subordinated
Debentures

Stockholders' Equity:

Common stock,
Class A
$#151;
111,111,469,shar1,116
issued;                         1,115
80,989,071 and
94,767,310      es
shares
outstanding

Common stock,
Class B         40
(convertible)
$#151; 4,010,92                40
shares issued   9
and outstanding

Additional
paid-in capital 696,879         695,507

Retained
earnings        2,558,933       2,579,567

Less treasury
stock, at cost,
Class A
$#151; 30,5and (627,148)       (443,395)
16,702,300
shares

Total
stockholders'   2,629,820       2,832,834
equity

Total
Liabilities and
Stockholders'   $ 7,199,309     $ 7,918,204
Equity

See notes to consolidated financial statements.

Consolidated Statements of Operations

                                Years Ended

(amounts in
thousands,
except per      February 3, 2001January 29, 2000January 30, 1999
share data)

Net Sales       $8,566,560      $8,676,711      $7,762,778

Service
Charges,
Interest and    251,225         244,526         214,983
Other Income

                8,817,785       8,921,237       7,977,761

Costs and
Expenses:

Cost of sales   5,802,147       5,762,431       5,184,132

Advertising,
selling,
administrative  2,219,818       2,200,697       2,070,212
and general
expenses

Depreciation
and amortization303,198         292,668         239,671

Rentals         76,043          75,218          67,982

Interest and
debt expense    224,323         236,566         196,680

Asset
impairment and
store closing   51,396          69,708          $#151;
charges

Total costs and
expenses        8,676,925       8,637,288       7,758,677

Income Before
Income Taxes    140,860         283,949         219,084

Income Taxes    44,030          120,220         83,825

Income before
extraordinary
item and        96,830          163,729         135,259
accounting
change

Extraordinary
gain, net of
income tax      27,311          $#151;         $#151;
expense of
$15,363

Cumulative
effect of
accounting
change, net of  (129,991)       $#151;         $#151;
income tax
benefit of
$73,120

Net Income
(loss)          $ (5,850)       $ 163,729       $ 135,259

Basic and Diluted Earnings Per Common Share:

Income before
extraordinary
item and        $ 1.06          $ 1.55          $ 1.26
accounting
change

Extraordinary
gain            .30             $#151;         $#151;

Cumulative
effect of
accounting      (1.42)          $#151;         $#151;
change

Net Income
(loss)          $ (.06)         $ 1.55          $ 1.26

See notes to consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(amounts in thousands, except share and per share data)

                                                                Additional      Retained
                Preferred Stock Common stock                    Paid-in Capital Earnings        Treasury Stock  Total

                                Class A         Class B

Balance,
January 31, 1998$440            $1,103          $40             $657,137        $2,314,709      $(165,491)      $2,807,938

Issuance of
714,785 shares
under stock
option,
employee        $#151;         7               $#151;         25,176          $#151;         $#151;         25,183
savings and
stock bonus
plans

Purchase of
treasury stock  $#151;         $#151;         $#151;         $#151;         $#151;         (109,683)       (109,683)

Net income      $#151;         $#151;         $#151;         $#151;         135,259         $#151;         135,259

Cash dividends declared:

Preferred
stock, $5 per   $#151;         $#151;         $#151;         $#151;         (22)            $#151;         (22)
share

Common stock,
$.16 per share  $#151;         $#151;         $#151;         $#151;         (17,153)        $#151;         (17,153)

Balance,
January 30, 1999$440            $1,110          $40             $682,313        $2,432,793      $ (275,174)     $2,841,522

Issuance of
503,191 shares
under stock
option,
employee        $#151;         5               $#151;         13,194          $#151;         $#151;         13,199
savings and
stock bonus
plans

Purchase of
treasury stock  $#151;         $#151;         $#151;         $#151;         $#151;         (168,221)       (168,221)

Retirement of
preferred stock (440)           $#151;         $#151;         $#151;         $#151;         $#151;         (440)

Net income      $#151;         $#151;         $#151;         $#151;         163,729         $#151;         163,729

Cash dividends declared:

Preferred
stock, $5 per   $#151;         $#151;         $#151;         $#151;         (8)             $#151;         (8)
share

Common stock,
$.16 per share  $#151;         $#151;         $#151;         $#151;         (16,947)        $#151;         (16,947)

Balance,
January 29, 2000$ $#151;       $1,115          $40             $695,507        $2,579,567      $(443,395)      $2,832,834

Issuance of
116,275 shares
under stock
option,
employee        $#151;         1               $#151;         1,372           $#151;         $#151;         1,373
savings and
stock bonus
plans

Purchase of
treasury stock  $#151;         $#151;         $#151;         $#151;         $#151;         (183,753)       (183,753)

Net loss        $#151;         $#151;         $#151;         $#151;         (5,850)         $#151;         (5,850)

Cash dividends declared:

Common stock,
$.16 per share  $#151;         $#151;         $#151;         $#151;         (14,784)        $#151;         (14,784)

Balance,
February 3, 2001$ $#151;       $1,116          $40             $696,879        $2,558,933      $ (627,148)     $2,629,820

See notes to consolidated financial statements.
Consolidated Statements of Cash Flows
                                Years Ended

(amounts in
thousands)      February 3, 2001January 29, 2000January 30, 1999

Operating Activities:

Net income
(loss)          $ (5,850)       $ 163,729       $ 135,259

Adjustments to reconcile net income (loss) to net cash provided by operating activities:

Depreciation
and amortization306,096         295,874         241,914

Extraordinary
gain on
extinguishment  (27,311)        $#151;         $#151;
of debt

Deferred income
taxes           (6,325)         (13,091)        (118,553)

Impairment
charges         51,396          69,708          $#151;

Gain on sale of
property and    (7,750)         $#151;         $#151;
equipment

Provision for
loan losses     24,994          39,078          32,598

Cumulative
effect of
accounting      129,991         $#151;         $#151;
change, net of
taxes

Changes in operating assets and liabilities:

Decrease in
accounts        100,690         48,569          77,505
receivable

Decrease in
merchandise     228,533         109,180         87,848
inventories

Increase
(decrease) in
other current   18,708          (43,983)        (11,237)
assets

Decrease in
other assets    28,540          109,549         30,743

(Decrease) increase in trade accounts payable and accrued
expenses,

other
liabilities and (44,456)        (66,349)        166,633
income taxes

Net cash
provided by
operating       797,256         712,264         642,710
activities

Investing Activities:

Purchase of
property and    (225,525)       (247,085)       (248,485)
equipment

Acquisition,
net of cash
acquired and    $#151;         $#151;         (2,189,815)
assets held for
sale

Net cash used
in investing    (225,525)       (247,085)       (2,438,300)
activities

Financing Activities:

Principal
payments on
long-term debt
and capital     (379,308)       (166,442)       (134,442)
lease
obligations

Cash dividends
paid            (14,784)        (16,955)        (17,343)

Proceeds from
issuance of     1,373           13,199          25,183
common stock

Purchase of
treasury stock  (183,753)       (168,221)       (109,683)

Retirement of
preferred stock $#151;         (440)           $#151;

Net decrease in
commercial paper$#151;         $#151;         (419,136)

Proceeds from
accounts
receivable      $#151;         $#151;         300,000
securitization

Proceeds from
long-term       $#151;         $#151;         1,650,000
borrowings

Proceeds from
Guaranteed
Preferred
Beneficial
Interests in    $#151;         $#151;         531,579
the Company's
Subordinated
Debentures

Net cash (used
in) provided by
financing       (576,472)       (338,859)       1,826,158
activities

(Decrease)
increase in
Cash and Cash   (4,741)         126,320         30,568
Equivalents

Cash and Cash
Equivalents,
Beginning of    198,721         72,401          41,833
Year

Cash and Cash
Equivalents,    $ 193,980       $ 198,721       $ 72,401
End of Year
See notes to consolidated financial statements. Notes to Consolidated Financial Statements 1. Description of Business and Summary of Significant Accounting Policies

Description of Business $#151; Dillard’s, Inc. (the “Company”) operates retail department stores located primarily in the Southeastern, Southwestern and Midwestern areas of the United States. The Company’s fiscal year ends on the Saturday nearest January 31 of each year. Fiscal years 2000, 1999 and 1998 ended on February 3, 2001, January 29, 2000 and January 30, 1999, respectively. Fiscal year 2000 included 53 weeks and fiscal years 1999 and 1998 included 52 weeks.

Consolidation $#151; The accompanying consolidated financial statements include the accounts of Dillard’s, Inc. and its wholly owned subsidiaries. Intercompany accounts and transactions are eliminated in consolidation. Investments in and advances to joint ventures in which the Company has a 50% ownership interest are accounted for by the equity method.

Use of Estimates $#151; The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents $#151; The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable $#151; Customer accounts receivable are classified as current assets and include some which are due after one year, consistent with industry practice. Credit card receivables are shown net of an allowance for uncollectible accounts. The Company provides an allowance for uncollectible accounts based on impaired accounts, historical charge-off patterns and management judgment. The Company’s current credit processing system charges off an account automatically when a customer’s account becomes six payments delinquent. Finance charge revenue is recorded until an account is charged off, at which time uncollected finance charge revenue is recorded as a reduction of credit revenues.

The Company utilizes credit card securitizations as part of its overall funding strategy. Under generally accepted accounting principles, if the securitization structure meets the requirements of Statement of Financial Accounting Standards (“SFAS”) No. 125, “Accounting for Transfer and Servicing of Financial Assets and Liabilities,” these are accounted for as sales of receivables (see Note 15).

Significant Group Concentrations of Credit Risk $#151; The Company grants credit to customers throughout North America. The four states and the respective receivable balance in which the Company had the largest amount of managed credit card receivables were as follows:

                                Percent of                      Percent of
(in thousands   2000            Receivable      1999            Receivable
of dollars)                     Balance                         Balance

Texas           $353,423        26.6%           $387,771        26.6%

Florida         137,772         10.4            147,608         10.1

Louisiana       98,120          7.4             109,437         7.5

Ohio            78,559          5.9             83,108          5.7
Merchandise Inventories $#151; The retail last-in, first-out ("LIFO") inventory method is used to value merchandise inventories. At February 3, 2001 and January 29, 2000, the LIFO cost of merchandise was approximately equal to the first-in, first-out ("FIFO") cost of merchandise. Effective January 30, 2000, the Company changed its method of accounting for inventories under the retail inventory method. The change principally relates to the Company's accounting for vendor markdown allowances, from recording these allowances directly as a reduction of cost of sales to recording such allowances as a reduction of inventoriable product cost. Historically, the vendor/retailer arrangement provided for the Company to receive allowances from vendors when gross margin rates fell below stipulated levels. During fiscal 2000, the Company and certain vendors revised the vendor/retailer arrangement whereby the vendors are providing up-front allowances in the form of a fixed percentage discount off of purchases. The Company views the changes in the vendor arrangements as a new purchasing model that will enhance its merchandising decisions. Since the vendor allowances are directly related to purchases, the Company accounts for such fixed discount arrangements as a reduction of inventoriable product cost. As the Company moves toward the new purchasing model, it plans to continue to negotiate up-front discounts with its vendors. As such, the Company is no longer viewing vendor markdown allowances as direct reductions of markdowns, but rather as overall vendor discounts on inventory purchases, along with the up-front product discounts noted above. Accordingly, the Company has changed its accounting method for markdown allowances to record such allowances as a reduction of inventoriable product cost. In addition, and as a result of this change, the Company has also changed its method of accounting for certain retail price adjustments, from recording such price adjustments as a reduction of initial mark-up to recording them as markdowns under the retail inventory method. The Company believes that its change in accounting method will result in improved merchandising and buying decisions. The cumulative effect of the accounting change as of January 30, 2000 was to decrease net income for fiscal year 2000 by $130 million, net of tax, or $1.42 per share. The effect of adopting the new method was to increase both income before extraordinary item and net income for fiscal 2000 in the amount of $30 million ($.33 per share). Property and Equipment $#151; Property and equipment owned by the Company is stated at cost, which includes related interest costs incurred during periods of construction, less accumulated depreciation and amortization. Capitalized interest was $4.7 million, $5.2 million and $3.1 million in fiscal 2000, 1999 and 1998, respectively. For tax reporting purposes, accelerated depreciation or cost recovery methods are used and the related deferred income taxes are included in noncurrent deferred income taxes in the consolidated balance sheets. For financial reporting purposes, depreciation is computed by the straight-line method over estimated useful lives: Buildings and leasehold 20 - 40 years improvements Furniture, fixtures and 3 - 10 years equipment Properties leased by the Company under lease agreements which are determined to be capital leases are stated at an amount equal to the present value of the minimum lease payments during the lease term, less accumulated amortization. The properties under capital leases and leasehold improvements under operating leases are amortized on the straight-line method over the shorter of their useful lives or the related lease terms. The provision for amortization of leased properties is included in depreciation and amortization expense. Included in property and equipment are assets held for sale in the amount of $15 million. During fiscal 2000, the Company realized a gain on the sale of property and equipment of $7.8 million. Goodwill $#151; Goodwill, which represents the cost in excess of fair value of net assets acquired, is amortized on the straight-line basis over 40 years. Accumulated goodwill amortization was $40.0 million and $24.1 million at February 3, 2001 and January 29, 2000, respectively. The Company follows SFAS No. 121, "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. In evaluation of the fair value and future benefits of long-lived assets, the Company performs an analysis of the anticipated undiscounted future net cash flows of the related long-lived assets and reduces their carrying value by the excess, if any, of the results of such calculation. Management believes at this time that carrying value and useful lives continue to be appropriate, after adjusting for the impairment charge recorded in 2000, as disclosed in Note 13. Revenue Recognition $#151; The Company recognizes revenue at the "point of sale." Finance charge revenue earned on customer accounts, serviced by the Company under its private-label credit card program, is recognized in the period in which it is earned. Allowance for sales returns is recorded as a component of net sales in the period in which the related sales are recorded. Advertising $#151; Advertising and promotional costs, which include newspaper, television, radio and other media advertising, are expensed as incurred and were $246 million, $243 million and $220 million for fiscal years 2000, 1999 and 1998, respectively. Income Taxes $#151; In accordance with SFAS No. 109, "Accounting for Income Taxes," deferred income taxes reflect the future tax consequences of differences between the tax bases of assets and liabilities and their financial reporting amounts at year-end. Shipping and Handling $#151; Emerging Issues Task Force ("EITF") Issue 00-10, "Accounting for Shipping and Handling Fees and Costs," requires that all amounts billed to a customer in a sale transaction related to shipping and handling, if any, should be classified as revenue. As required, the Company adopted this EITF in the fourth quarter of fiscal 2000 and has reclassified shipping and handling reimbursements to Other Income for all periods. The Company recorded shipping and handling costs in Advertising, Selling, General and Administrative Expenses for all periods presented. The amount of shipping and handling reimbursements reclassified was $7.4 million, $5.9 million and $5.3 million for fiscal 2000, 1999 and 1998, respectively. Comprehensive Income $#151; In February 1998, the Company adopted the provisions of SFAS No. 130, "Reporting Comprehensive Income," which is required for fiscal years beginning after December 15, 1997. Comprehensive income is equivalent to the Company's net income for fiscal years 2000, 1999 and 1998. Segment Reporting $#151; In February 1998, the Company adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." SFAS No. 131 is effective for fiscal years beginning after December 15, 1997, and establishes standards for reporting information about a company's operating segments. It also establishes standards for related disclosures about products and services, geographic areas and major customers. The Company operates in a single operating segment - of operations of retail department stores. Revenues from external customers are derived from merchandise sales and service charges and interest on the Company's private-label credit card. The Company's merchandise sales mix by product category for the last three years was as follows:
Product
Categories      2000            1999            1998

Cosmetics       13.3%           12.9%           12.7%

Women's and
Juniors'        30.6            30.9            30.9
Clothing

Children's
Clothing        6.7             6.6             6.6

Men's Clothing
and Accessories 19.5            19.4            19.8

Shoes,
Accessories and 20.0            20.0            19.9
Lingerie

Home            9.2             9.3             9.6

Leased and
Others          .7              .9              .5

Total
Merchandise     100.0%          100.0%          100.0%
Sales
The Company does not rely on any major customers as a source of revenue.

New Accounting Pronouncements $#151; In June 1998, SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” was issued. In June 2000, SFAS No. 138, “Accounting for Certain Derivative Instruments and Hedging Activities, an Amendment of FASB Statement No. 133” was issued. SFAS 133 and SFAS 138 address the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and hedging activities. The Company is required to adopt SFAS 133 and SFAS 138 in the first quarter of 2001. The Company anticipates that the adoption of SFAS 133 and SFAS 138 as of February 4, 2001 will not have a material effect on its financial position or results of operations.

In September 2000, the FASB issued SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.” SFAS No. 140, which replaces SFAS No. 125, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,” provides accounting and reporting standards for securitizations and other transfers of assets. The Standard is based on the application of a financial components approach that focuses on control, and provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. The Standard requires disclosure of information about securitized assets, including principal outstanding of securitized and other managed assets, accounting policies, key assumptions related to the determination of the fair value of retained interests, delinquencies and credit losses. These disclosures are included in Note 15. The accounting requirements of the Standard are effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001, and must be applied prospectively. Early adoption of the new rules is not allowed. The Company does not expect the application of SFAS No. 140 to be material to its financial position or results of operations.

Reclassifications $#151; Certain reclassifications have been made to prior-year financial statements to conform with fiscal 2000 presentations. 2. Acquisition

The Company completed its acquisition (the “Acquisition”) of Mercantile Stores Company, Inc. (“Mercantile”) on August 13, 1998 for a cash purchase price of approximately $3 billion. Mercantile was a conventional department store retailer engaged in the general merchandising business, operating 106 department and home fashion stores under 13 different names in a total of 17 states. The Acquisition was accounted for under the purchase method and, accordingly, Mercantile’s results of operations have been included in the Company’s results of operations since August 13, 1998. The purchase price has been allocated to Mercantile’s assets and liabilities based on their estimated fair values as of that date. Excess cost over fair value of net assets was allocated to goodwill. In connection with the Acquisition, the Company sold and exchanged, respectively, 26 acquired stores and seven acquired stores to other retailers, with the Company receiving nine stores as a result of the exchange agreement. The results of operations of the sold or exchanged stores are included in the accompanying consolidated financial statements from the date of acquisition to the date of sale or exchange.

On a pro forma basis, if the Acquisition and related financing transactions had occurred at the beginning of fiscal 1998, the Company would have realized net sales of $8.9 billion, net income of $111 million, basic earnings per share of $1.04 per share and fully diluted earnings per share of $1.03 per share for the year ended January 30, 1999.

3. Revolving Credit Agreement

At February 3, 2001 and January 29, 2000, there were no commercial paper borrowings outstanding. The average amount of commercial paper outstanding during fiscal 2000 was $14 million, at a weighted average interest rate of 6.63%. The average amount of commercial paper outstanding during fiscal 1999 was $31 million, at a weighted average interest rate of 5.35%.

At February 3, 2001, the Company and a subsidiary, Dillard Investment Co., Inc. (“DIC”), maintained revolving line of credit agreements with various banks aggregating $750 million. The line of credit agreements require that consolidated stockholders’ equity be maintained at no less than $1 billion. These agreements expire on May 9, 2002 and cannot be withdrawn except in the case of defaults by the Company or DIC. The Company pays an annual commitment fee of .10% of the committed amount to the banks. Interest may be fixed for periods from one to six months at the election of the Company or DIC. Interest is payable at the lead bank’s certificate of deposit rate, alternative base rate or Eurodollar rate. There were no funds borrowed under the revolving line of credit agreements during fiscal years 1998 through 2000.

4. Long-term Debt Long-term debt consists of the following:
(in thousands
of dollars)     February 3 2001  January 29, 2000

Unsecured notes
at rates
ranging from
5.79% to 9.5%,      $2,538,609      $2,850,000
due 2001
through 2028

Unsecured 9.25%
note of DIC due        $#151;         100,000
2001

Mortgage notes,
payable monthly
or quarterly
(some with
balloon
payments) over
periods up to
31 years from         44,433          52,665
inception and
bearing
interest at
rates ranging
from 9.25% to
13.25%

                   2,583,042       3,002,665

Current portion    (208,918)       (108,049)

                  $2,374,124      $2,894,616
Building, land, land improvements and equipment with a carrying value of $95.0 million at February 3, 2001 are pledged as collateral on the mortgage notes. Maturities of long-term debt over the next five years are $209 million, $110 million, $155 million, $199 million and $103 million, respectively. The Company has guaranteed the borrowings of a 50% owned joint venture. At February 3, 2001, the joint venture has $167 million of borrowings outstanding under its credit facility, which were secured by certain shopping center assets and leases. Outstanding letters of credit aggregated $95.7 million at February 3, 2001. Interest and debt expense consists of the following:
(in thousands
of dollars)     Fiscal 2000     Fiscal 1999     Fiscal 1998

Long-term debt:

Interest        $ 216,281       $ 227,747       $ 187,571

Amortization of
debt expense       4,361           4,152           2,243

                 220,642         231,899         189,814

Interest on
capital lease      2,772           2,994           2,159
obligations

Commercial
paper interest      909            1,673           4,707

               $224,323          $236,566        $196,680
Interest paid during fiscal 2000, 1999 and 1998 was approximately $302.5 million, $287.9 million and $149.3 million, respectively. 5. Trade Accounts Payable and Accrued Expenses Trade accounts payable and accrued expenses consist of the following: (in thousands of dollars) February 3, 2001 January 29, 2000
Trade accounts
payable              $398,984        $351,702

Accrued expenses:

Taxes, other
than income           78,188          67,746

Salaries,
wages, and
employee              50,202          56,949
benefits

Interest              30,852          91,241

Rent                  17,406          17,153

Other                 72,211          82,835

                   $ 647,843       $ 667,626
6. Income Taxes The provision for federal and state income taxes is summarized as follows:
(in thousands
of dollars)     Fiscal 2000     Fiscal 1999     Fiscal 1998

Current:

Federal         $48,203         $ 122,225       $ 185,548

State             2,152           11,086          16,830

                 50,355          133,311         202,378

Deferred:

Federal         (5,459)         (12,760)        (108,657)

State             (866)           (331)           (9,896)

                (6,325)         (13,091)        (118,553)

                $44,030         $ 120,220       $ 83,825
A reconciliation between the Company's income tax provision and income taxes using the federal statutory income tax rate is presented below:
(in thousands
of dollars)     Fiscal 2000     Fiscal 1999     Fiscal 1998

Income tax at
the statutory   $ 49,301        $ 99,382        $76,679
federal rate

State income
taxes, net of     1,612           6,626           4,474
federal benefit

Non-deductible
goodwill          8,761           17,178          2,616
amortization

Impact of
reduced
effective
income tax rate (15,693)        $#151;         $#151;
on deferred
taxes

Other              49            (2,966)            56

              $ 44,030         $120,220        $83,825
In connection with the gain on the early extinguishments of debt and the loss on the cumulative effect of an accounting change, the Company realized income tax expense of $15.4 million and income tax benefit of $73.1 million, respectively, in 2000. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's actual federal and state income tax rate (exclusive of the effect of non-deductible goodwill amortization) was reduced from 37% in fiscal 1999 to 36% in fiscal 2000, as a result of lower effective combined income tax rates. The effect of these reduced rates on the Company's deferred income taxes was to reduce the income tax provision by $16 million for fiscal 2000. Significant components of the Company's deferred tax assets and liabilities as of February 3, 2001 and January 29, 2000 are as follows:
(in thousands
of dollars)     February 3, 2001 January 29, 2000

Property and
equipment bases
and                   $651,941        $528,087
depreciation
differences

State income
taxes                   24,026          54,055

Pension asset
differences              10,153          49,641

Joint venture
basis                    37,672          39,834
differences

Differences
between book
and tax basis           (18,794)        39,555
of inventory

Other                    5,180           27,318

Total deferred
tax liabilities        710,178         738,490

Accruals not
currently             (69,090)        (33,027)
deductible

State income
taxes                 (2,440)         (2,996)

Total deferred
tax assets           (71,530)        (36,023)

Net deferred
tax liabilities     $638,648        $702,467
Income taxes paid during fiscal 2000, 1999 and 1998 were approximately $40.5 million, $46.3 million and $229.9 million, respectively. 7. Guaranteed Preferred Beneficial Interests in the Company's Subordinated Debentures

Guaranteed Preferred Beneficial Interests in the Company’s Subordinated Debentures are comprised of $200 million liquidation amount of 7.5% Capital Securities, due August 1, 2038 (the “Capital Securities”) representing beneficial ownership interest in the assets of Dillard’s Capital Trust I, a wholly owned subsidiary of the Company, and $331.6 million liquidation amount of LIBOR plus 1.56% Preferred Securities, due January 29, 2009 (the “Preferred Securities”) by Horatio Finance V.O.F., a wholly owned subsidiary of the Company.

Holders of the Capital Securities are entitled to receive cumulative cash distributions, payable quarterly, at the annual rate of 7.5% of the liquidation amount of $25 per Capital Security. The subordinated debentures are the sole assets of the Trust and the Capital Securities are subject to mandatory redemption upon repayment of the subordinated debentures. Holders of the Preferred Securities are entitled to receive quarterly dividends at LIBOR plus 1.56%. The Preferred Securities are subject to mandatory redemption upon repayment of the debentures. The Company’s obligations under the debentures and related agreements, taken together, provide a full and unconditional guarantee of payments due on the Capital and Preferred Securities.

8. Benefit Plans

The Company has a retirement plan with a 401(k) salary deferral feature for eligible employees. Under the terms of the plan, employees may contribute up to 5% of gross earnings which will be matched 100% by the Company. The contributions are used to purchase Class A Common Stock of the Company for the account of the employee. The terms of the plan provide a five-year cliff-vesting schedule for the Company contribution to the plan. The costs to the Company for the 401(k) plan were $19 million, $19 million and $16 million for fiscal 2000, 1999 and 1998, respectively.

Prior to its acquisition by the Company, Mercantile maintained formal, qualified and non-qualified, non-contributory, defined benefit pension plans (the “Plans”). In fiscal 1998, the Company froze all benefits accreting to employees covered by the Plans, and applied to the applicable governmental authorities to distribute the benefits owed to each participant, in the form of lump-sum payments or nonparticipating annuity contracts, at the participant’s election. In connection with the Acquisition, the Company recognized as prepaid pension costs all remaining unrecognized plan assets in excess of the actuarial present value of the benefit obligations. During fiscal 1999, the Company distributed all benefits to Plan participants in the form of lump-sum payments or nonparticipating annuity contracts and at March 7, 2000 no benefit obligation was outstanding.

9. Stockholders' Equity Capital stock is comprised of the following:
                                Shares
Type            Par Value       Authorized

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

10. Earnings per Share

In accordance with SFAS No. 128, “Earnings Per Share,” basic earnings per share has been computed based upon the weighted average of Class A and Class B common shares outstanding, after deducting preferred dividend requirements. Diluted earnings per share gives effect to outstanding stock options.

Earnings per common share have been computed as follows:
                Fiscal 2000                     Fiscal 1999                     Fiscal 1998

(dollar amounts
in thousands,
except per      Basic           Diluted         Basic           Diluted         Basic           Diluted
share)

Earnings before
extraordinary
item and        $ 96,830        $ 96,830        $163,729        $163,729        $135,259        $135,259
accounting
change

Extraordinary
gain            27,311          27,311          $#151;         $#151;         $#151;         $#151;

Cumulative
effect of
accounting      (129,991)       (129,991)       $#151;         $#151;         $#151;         $#151;
change

Net income
(loss)          (5,850)         (5,850)         163,729         163,729         135,259         135,259

Preferred stock
dividends       $#151;         $#151;         (8)             (8)             (22)            (22)

Net earnings
(loss)
available for   $ (5,850)       $ (5,850)       $163,721        $163,721        $135,237        $135,237
per-share
calculation

Average shares
of common stock 91,171          91,171          105,465         105,465         107,182         107,182
outstanding

Stock options   $#151;         28              $#151;         153             $#151;         454

Total average
equivalent      91,171          91,199          105,465         105,618         107,182         107,636
shares

Per Share of
Common Stock:

Earnings before
extraordinary
item and        $ 1.06          $ 1.06          $ 1.55          $ 1.55          $ 1.26          $ 1.26
accounting
change

Extraordinary
gain            0.30            0.30            $#151;         $#151;         $#151;         $#151;

Cumulative
effect of
accounting      (1.42)          (1.42)          $#151;         $#151;         $#151;         $#151;
change

Net income
(loss)          $ (0.06)        $ (0.06)        $ 1.55          $ 1.55          $ 1.26          $ 1.26
Options to purchase 9,465,383, 7,988,849 and 5,448,443 shares of Class A Common Stock at prices ranging from $18.125 to $ 40.22 per share were outstanding in fiscal 2000, 1999 and 1998, respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options exceeds the average market price and would have been antidilutive. 11. Stock Options The Company's 2000 Incentive and Nonqualified Stock Option Plan provides for the granting of options to purchase 8,000,000 shares of Class A Common Stock to certain key employees of the Company. Exercise and vesting terms for options granted under this plan are determined at each grant date. All options were granted at not less than fair market value at dates of grant. At the end of fiscal 2000, 5,846,000 shares were available for grant under the plan and 8,000,000 shares of Class A Common Stock were reserved for issuance under the 2000 stock option plan. The Company's 1998 Incentive and Nonqualified Stock Option Plan provides for the granting of options to purchase 6,000,000 shares of Class A Common Stock to certain key employees of the Company. Exercise and vesting terms for options granted under this plan are determined at each grant date. All options were granted at not less than fair market value at dates of grant. At the end of fiscal 2000, 414,395 shares were available for grant under the plan and 5,835,151 shares of Class A Common Stock were reserved for issuance under the 1998 stock option plan. The Company's 1990 Incentive and Nonqualified Stock Option Plan provides for the granting of options to purchase 12,000,000 shares of Class A Common Stock to certain key employees of the Company. Exercise and vesting terms for options granted under this plan are determined at each grant date. All options were granted at not less than fair market value at dates of grant. At the end of fiscal 2000, 2,731,385 shares were available for grant under the plan and 6,426,890 shares of Class A Common Stock were reserved for issuance under the 1990 stock option plan. Stock option transactions are summarized as follows:
                Fiscal 2000                     Fiscal 1999                     Fiscal 1998

                                Weighted-Average                Weighted-Average                Weighted-Average
Fixed Options   Shares          Exercise Price  Shares          Exercise Price  Shares          Exercise Price

Outstanding,
beginning of    10,093,594      $28.86          7,379,796       $33.83          6,549,340       $33.25
year

Granted         2,173,925       10.44           4,199,675       20.89           2,155,880       37.24

Exercised       $#151;         $#151;         (956,537)       29.51           (931,687)       35.63

Forfeited       (997,258)       28.77           (529,340)       32.37           (393,737)       33.73

Outstanding,
end of year     11,270,261      $25.30          10,093,594      $28.86          7,379,796       $33.83

Options
exercisable at  7,174,551       $28.12          5,883,699       $29.77          4,508,051       $34.09
year-end

Weighted-average
fair value of
options granted $ 3.01                          $ 5.94                          $ 8.80
during the year

The following table summarizes information about stock options outstanding at February 3, 2001:

                Options Outstanding                             Options Exercisable

                                Weighted-Average
Range of        Options         Remaining       Weighted-AverageOptions         Weighted-Average
Exercise Prices Outstanding     Contractual     Exercise Price  Exercisable     Exercise Price
                                Life (Yrs.)

$10.44 - $29.75 7,190,506       4.31            $18.87          3,679,901       $20.04

$32.25 - $40.22 4,079,755       2.51            36.63           3,494,650       36.63

                11,270,261      3.66            $25.30          7,174,551       $28.12
SFAS No. 123, "Accounting for Stock Based Compensation," permits compensation expense to be measured based on the fair value of the equity instrument awarded. In accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," no compensation cost has been recognized in the consolidated statements of operations for the Company's stock option plans. If compensation cost for the Company's stock option plans had been determined in accordance with the fair value method prescribed by SFAS No. 123, the Company's income before extraordinary item and accounting change would have been $89 million, $151 million and $125 million for 2000, 1999 and 1998, respectively. Diluted earnings per share before extraordinary item and accounting change would have been $0.98, $1.43 and $1.16 for 2000, 1999 and 1998, respectively. Basic earnings per share before extraordinary item and accounting change would have been $0.98, $1.43 and $1.16 for 2000, 1999 and 1998, respectively. The fair value of each option grant is estimated on the date of each grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2000, 1999, and 1998, respectively: risk free interest rate 4.47%, 6.29% and 5.38%; expected life 3.3 years, 3.1 years and 3.1 years; expected volatility of 38.7%, 33.7% and 25.6%; dividend yield 1.53%, .79% and .44%. The fair values generated by the Black-Scholes model may not be indicative of the future benefit, if any, that may be received by the option holder. 12. Leases and Commitments Rental expense consists of the following:
(in thousands
of dollars)     Fiscal 2000     Fiscal 1999     Fiscal 1998

Operating leases:

Buildings:

Minimum rentals $ 47,711        $49,589         $41,758

Contingent
rentals         10,959          10,527          13,043

Equipment       16,419          13,438          11,545

                75,089          73,554          66,346

Contingent
rentals on      954             1,664           1,636
capital leases

                $76,043         $75,218         $67,982
Contingent rentals on certain leases are based on a percentage of annual sales in excess of specified amounts. Other contingent rentals are based entirely on a percentage of sales. The future minimum rental commitments as of February 3, 2001 for all noncancelable leases for buildings and equipment are as follows:
(in thousands
of dollars)     Operating LeasesCapital Leases
Fiscal Year

2001            $ 65,163        $ 4,676

2002            54,948          4,282

2003            48,686          3,991

2004            43,908          3,622

2005            40,542          3,339

After 2005      238,799         27,404

Total minimum
lease payments  $492,046        47,314

Less amount
representing                    (22,498)
interest

Present value
of net minimum
lease payments
(of which                       $ 24,816
$2,363 is
currently
payable)
Renewal options from three to 25 years exist on the majority of leased properties. At February 3, 2001, the Company is committed to incur costs of approximately $119 million to acquire, complete and furnish certain stores.

Various legal proceedings, in the form of lawsuits and claims which occur in the normal course of business, are pending against the Company and its subsidiaries. In the opinion of management, disposition of these matters is not expected to materially affect the Company’s financial position, cash flows or results of operations.

13. Asset Impairment and Store Closing Charges

During the fourth quarter of 2000, the Company recorded a pre-tax charge of $51 million for asset impairment and store closing costs. The charge includes a write-down to fair value for certain under-performing properties in the amount of $37 million, and exit costs to close four such properties in the amount of $14 million. The Company does not expect to incur significant additional exit costs upon the closing of these properties in fiscal 2001. During fiscal 1999, the Company recorded a pre-tax asset impairment charge of $70 million related to the write-down to fair value of eight under-performing properties, all of which were closed during fiscal 2000.

14. Fair Value Disclosures

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

The fair value of trade accounts receivable is determined by discounting the estimated future cash flows at current market rates, after consideration of credit risks and servicing costs using historical rates. The fair value of the Company’s long-term debt and Guaranteed Preferred Beneficial Interests in the Company’s Subordinated Debentures is based on market prices or dealer quotes (for publicly traded unsecured notes) and on discounted future cash flows using current interest rates for financial instruments with similar characteristics and maturity (for bank notes and mortgage notes).

The fair value of the Company’s cash and cash equivalents and trade accounts receivable approximates their carrying values at February 3, 2001 and January 29, 2000 due to the short-term maturities of these instruments. The fair value of the Company’s long-term debt at February 3, 2001 and January 29, 2000 was $2.30 billion and $2.82 billion, respectively. The carrying value of the Company’s long-term debt at February 3, 2001 and January 29, 2000 was $2.58 billion and $3.00 billion, respectively. The fair value of the Guaranteed Preferred Beneficial Interests in the Company’s Subordinated Debentures at February 3, 2001 and January 29, 2000 was $463 million and $469 million, respectively. The carrying value of the Guaranteed Preferred Beneficial Interests in the Company’s Subordinated Debentures at February 3, 2001 and January 29, 2000 was $532 million.

15. Securitizations of Assets

The Company utilizes credit card securitizations as a part of its overall funding strategy. Under generally accepted accounting principles, if the structure of the securitization meets certain requirements, these transactions are accounted for as sales of receivables. As part of its credit card securitizations, the Company transfers credit card receivable balances to a Master Trust (“Trust”) in exchange for certificates representing undivided interests in such receivables. In January 1999, a Class A certificate with a market value of $300 million was sold to a third party. The Company owns the remaining undivided interest in the trust not represented by the Class A certificate, which is classified in accounts receivable. The undivided interest in the trust represents securities that the Company intends to hold to maturity in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Due to the short-term revolving nature of the credit card portfolio, the carrying value of the Company’s undivided interest in the trust approximates fair value.

The Trust securitizes balances by issuing certificates representing undivided interests in the Trust’s receivables to outside investors. In each securitization transaction, the Company retains certain subordinated interests that serve as a credit enhancement to outside investors and expose the Company’s Trust assets to possible credit losses on receivables sold to outside investors. The investors and the Trust have no recourse against the Company beyond Trust assets. In order to maintain the committed level of securitized assets, the Company reinvests cash collections on securitized accounts in additional balances.

Due to the qualified status of the Trust, the issuance of certificates to outside investors is considered a sale for which the Company recognizes a gain and an asset representing the Company’s rights to future cash flows arising after the investors in the Trust have received the return for which they contracted. The Company also receives annual servicing fees as compensation for servicing the outstanding balances. In connection with its securitization transactions, the Company recognized other income of $5 million during fiscal 2000.

The Company measures its net securitization gains using the present value of estimated future cash flows. The valuations technique requires the use of key economic assumptions about repayment rates, credit losses and interest rates. The following table shows the key economic assumptions used in measuring the securitization gains. The table also displays the sensitivity of the current fair values of residual cash flows to adverse changes in repayment, charge-off and discount rate assumption:

(in thousands of dollars)

Repayment speed(monthly rate)       18.5%

Impact of 5% change                $ 67

Impact of 10% change                155

Expected credit losses(annual rate  7.0%

Impact of 5% change                $ 83

Impact of 10%change                 166

Discount rate                       7.0%

Impact of 5% change                $ 28

Impact of 10% change                 56

These sensitivities are hypothetical and are presented for illustrative purposes only. Changes in fair value based on a change in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. The changes in assumptions presented in the above table were calculated without changing any other assumption; in reality, changes in one assumption may result in changes in another, which may magnify or counteract the sensitivities.

The table below summarizes certain cash flows received from and paid to securitization trusts for the year ended February 3, 2001:
(in thousands of dollars)

Proceeds from new securitization pool            $200,000
Proceeds from collections reinvested in
previous credit card securitizations              499,962
Servicing fees received                             5,520
Cash flows received on retained interests          20,884

The following table presents information about principal balances of managed and securitized credit card receivables as of and for the year ended February 3, 2001:

(in thousands of dollars)
Receivables securitized,                      $300,000
maturing in 2005

Retained interest in transferred              $998,630
credit card receivables

Other receivables owned                         12,851

Allowance for doubtful accounts                (32,240)

Accounts receivable, net                       $979,241

Net charge-offs of managed credit card         $ 89,387
receivables

Delinquency rate on managed credit card           6.4%
receivables
16. Quarterly Results of Operations (unaudited) During the fourth quarter of 2000, the Company changed its method of accounting for inventories under the retail inventory method. The cumulative effect of the accounting change as of January 30, 2000 was to decrease net income for fiscal year 2000 by $130 million, net of tax, or $1.42 per share. The Company has restated the first three quarters of 2000 in accordance with SFAS No. 3 "Reporting Accounting Changes in Interim Financial Statements" as follows: Fiscal 2000, Three Months Ended
(in thousands,
except per      April 29                        July 29                         October 28                      February 3
share data)

                                As Previously                   As Previously                   As Previously
                As Restated     Reported        As Restated     Reported        As Restated     Reported

Net sales       $2,082,577      $2,082,577      $1,843,363      $1,843,363      $1,978,664      $1,978,664      $2,661,956

Gross profit    713,382         698,520         615,526         628,561         588,012         603,476         847,493

Income (loss)
before
extraordinary
item and        55,421          46,205          1,362           9,446           (19,108)        (9,514)         59,155
accounting
change

Net income
(loss)          (74,570)        46,205          5,753           13,837          (3,633)         5,961           66,600

Basic and diluted earnings per share:

Income (loss)
before
extraordinary
item and        .58             .48             .01             .10             (.21)           (.10)           .69
accounting
change

Net income
(loss)          (.78)           .48             .06             .15             (.04)           .07             .78

Fiscal 1999, Three Months Ended

(in thousands,
except per      May 1           July 31         October 30      January 29
share data)

Net sales       $2,120,069      $1,889,790      $2,071,956      $2,594,896

Gross profit    727,351         666,297         691,428         829,204

Net income      66,945          36,206          34,788          25,790

Basic earnings
per share       .63             .34             .33             .26

Diluted
earnings per    .63             .34             .33             .26
share
Corporate Organization William Dillard, II, Chief Executive Officer Mike Dillard, Executive Vice President James I. Freeman, Chief Financial Officer Alex Dillard, President Drue Coarbusier, Executive Vice President Paul J. Schroeder, Jr., General Counsel Vice Presidents W.R. Appleby, II H. Gene Baker Donald A. Bogart Tom Bolin Michael Bowen Joseph P. Brennan Kent Burnett Larry Cailteux Les Chandler James W. Cherry, Jr. Neil Christensen David M. Doub Karl G. Ederer Walter C. Grammer Randal L. Hankins Marva Harrell John Hawkins Gene D. Heil William H. Hite William L. Holder, Jr. Dan W. Jensen Mark Killingsworth Gaston Lemoine Denise Mahaffy Robert G. McGushin Paul E. McLynch Michael S. McNiff Jeff Menn Anthony Menzie Richard Moore Cindy Myers-Ray Steven K. Nelson Steven T. Nicoll Tom C. Patterson Grizelda Reeder Robin Sanderford James Schatz Linda Sholtis-Tucker Terry Smith Burt Squires Alan Steinberg Sandra Steinberg James D. Stockman Joseph W. Story Ralph Stuart Tom Sullivan Julie A. Taylor David Terry Charles O. Unfried Keith White Ronald Wiggins Kent Wiley Richard B. Willey Gary Wirth Merchandising Division Management Ft. Worth Division Drue Corbusier President Jeff Menn Vice President, Merchandising Anthony Menzie Vice President, Merchandising Lloyd Tidmore Director of Sales Promotion Little Rock Division Mike Dillard President David Terry Vice President, Merchandising Keith White Vice President, Merchandising Ken Eaton Director of Sales Promotion Phoenix Division Kent Burnett President Tom Sullivan Vice President, Merchandising Julie A. Taylor Vice President, Merchandising Steven S. Dye Director of Sales Promotion St. Louis Division Joseph P. Brennan President Mark Killingsworth Vice President, Merchandising Ronald Wiggins Vice President, Merchandising Mark Gastman Director of Sales Promotion Tampa Division Robin Sanderford President Sandra Steinberg Vice President, Merchandising James D. Stockman Vice President, Merchandising Louise Platt Director of Sales Promotion Board of Directors William Dillard Chairman of the Board Calvin N. Clyde, Jr. Chairman of the Board T.B. Butler Publishing Co., Inc. Tyler, Texas Robert C. Connor Investments Drue Corbusier Executive Vice President Dillard's, Inc. Will D. Davis Partner Heath, Davis &McCalla, Attorneys Austin, Texas Alex Dillard President Dillard's, Inc. Mike Dillard Executive Vice President Dillard's, Inc. William Dillard, II Chief Executive Officer Dillard's, Inc. James I. Freeman Senior Vice President, Chief Financial Officer Dillard's, Inc. John Paul Hammerschmidt Retired Member of Congress Harrison, Arkansas John H. Johnson President and Publisher Johnson Publishing Company, Inc. Chicago, Illinois William H. Sutton Managing Partner Friday, Eldredge &Clark, Attorneys Little Rock, Arkansas Shareholder Information Corporate Profile

Dillard’s, Inc. ranks among the nation’s largest fashion apparel and home furnishings retailers with annual revenues exceeding $8.8 billion. The Company focuses on delivering maximum value to its shoppers, with fairly priced merchandise complemented by exceptional customer service. Dillard’s stores offer a broad selection of merchandise, including merchandise sourced and marketed under Dillard’s private-brand names.

The Company comprises 337 stores spanning 29 states, all operating with one name $#151; Dillard’s.

Annual Meeting Saturday, May 19, 2001, at 9:30 a.m. Auditorium, Dillard's Corporate Office 1600 Cantrell Road Little Rock, Arkansas 72201 Financial and Other Information

Copies of financial documents and other company information such as Dillard’s, Inc. reports on Form 10-K and 10-Q and other reports filed with the Securities and Exchange Commission are available by contacting:

Dillard's, Inc. Investor Relations 1600 Cantrell Road Little Rock, Arkansas 72201 501-376-5522 Monthly sales recording: 800-493-7952 E-mail: questions@dillards.com Financial reports, press releases and other Company information are available on Dillard's, Inc.'s Web site: www.dillards.com Individuals or securities analysts with questions regarding Dillard's, Inc. may contact: Julie J. Bull Director of Investor Relations 1600 Cantrell Road Little Rock, Arkansas 72201 Telephone: 501-376-5965 Fax: 501-376-5917 Transfer Agent and Registrar

Registered shareholders should address communications regarding address changes, lost certificates and other administrative matters to the Company’s Transfer Agent and Registrar:

Registrar and Transfer Company 10 Commerce Drive Cranford, New Jersey 07016-3572 Telephone: 800-368-5948 E-mail: info@rtco.com Web page: www.rtco.com

Please refer to Dillard’s, Inc. on all correspondence and have available your name as printed on your stock certificate, your Social Security number, your address and phone number.

Corporate Headquarters 1600 Cantrell Road Little Rock, Arkansas 72201 Mailing Address Post Office Box 486 Little Rock, Arkansas 72203 Telephone: 501-376-5200 Telex: 910-722-7322 Fax: 501-376-5917 Listing New York Stock Exchange, Ticker Symbol "DDS" Stock Prices and Dividends by Quarter
                2000                            1999                            Dividends per Share

                High            Low             High            Low             2000            1999

First           $19.94          $13.13          $29.38          $22.88          $0.04           $0.04

Second          15.50           12.23           37.44           27.44           0.04            0.04

Third           15.44           9.44            32.13           17.75           0.04            0.04

Fourth          15.84           10.19           20.94           17.94           0.04            0.04